SOCIETE GENERALE
Corporate & Investment Banking

RECEIVED
2008 AUG 26 A 11:21

08004470

By Priority Mail

Governor Tipton
Managing Director
Deputy General Counsel

Tel. 212 278 6974
Fax. 212 278 7439
governor.tipton@sgcib.com

August 22, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
AUG 28 2008
THOMSON REUTERS

SUPPL

Re: Societe Generale (File No. 82-3501)

Dear Sirs:

The following documents are being submitted to you in connection with Societe Generale's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, August 5, 2008 - Société Générale acquires 15% of South-East Asia Bank in Vietnam;

2. Press Release, August 5, 2008 - Société Générale announces its Second Quarter 2008 results;

3. Press Release, July 10, 2008 - Société Générale launches CrediNil, a specialized consumer finance division of National Société Générale Bank, in Egypt;

4. Press Release, July 9, 2008 - Société Générale announces the creation of Société Générale Penzije, a pension fund management company, in Serbia;

5. Press Release, July 3, 2008 – SG Equipment Finance announces the acquisition of PEMA GmbH, a German truck and trailer rental company;

6. Press Release, July 3, 2008 - Société Générale announces the results of the 21st Employee Reserved Capital Increase;

Societe Generale
LEGAL
1221 Avenue of the Americas
New York, NY 10020

7. Press Release, July 1, 2008 – SG Hambros Bank (Gibraltar) Limited, part of Société Générale's Private Banking division, announces the acquisition of ABN AMRO's Private Banking activities in Gibraltar;

8. Press Release, June 30, 2008 - Société Générale Securities Services announces organizational changes to respond to its expansion over the last four years;

9. Press Release, June 18, 2008 - Société Générale announces the appointment of four new members within the Société Générale Group Management Committee;

10. Press Release, June 17, 2008 – Société Générale announces that it has sold its 7.8% stake in BankMuscat, a bank based in Oman;

11. Press Release, June 17, 2008 – SG Private Banking, the global wealth management arm of Société Générale, announces the formation of a global alliance with Rockefeller Financial Services, the parent company of Rockefeller & Co., Inc., a global wealth management firm. SG Private Banking also announces that it has purchased an equity stake in Rockefeller Financial Services;

12. Press Release, June 12, 2008 - Société Générale Corporate & Investment Banking announces the creation of a Corporate and Social Responsibility Department;

13. Press Release, June 10, 2008 - SG Private Banking announces the opening of a regional private banking center in Bordeaux;

14. Press Release, June 6, 2008 - Société Générale Corporate & Investment Banking announces the signing of an export finance framework agreement with the Republic of Angola;

15. Press Release, June 5, 2008 – State Bank of India and Société Générale Securities Services announce the formation of a joint venture that will offer securities services in India;

16. Press Release, June 3, 2008 - Société Générale Securities Services announces the launch of a clearing support service for foreign remote members of the Athens Stock Exchange;

17. Press Release, May 30, 2008 – Société Générale announces the appointment of Michel Pérétié to the management of Société Générale Corporate & Investment Banking;

18. Press Release, May 27, 2008 - Société Générale announces results of the General Meeting of Shareholders held on May 27, 2008;

19. Press Release, May 23, 2008 – Summary of PricewaterhouseCoopers diagnostic review of Société Générale's internal control system;

20. Press Release, May 22, 2008 – Report of the Board of Directors of Société Générale to the General Shareholders meeting;

21. Press Release, May 20, 2008 – Summary Report by Société Générale's General Inspection Department of its investigation into the fraud committed by a Société Générale trader;

22. Press Release, May 14, 2008 - Société Générale announces it has joined the Steering Committee of the Equator Principles, a voluntary set of guidelines for managing environment and social issues in project finance;

23. Press Release, May 13, 2008 - Société Générale announces its First Quarter 2008 results;

24. Press Release, May 12, 2008 – Société Générale announces the appointment of Sylvie Rucar as Chief Executive Officer of its Global Investment Management and Services division and Arnaud Jacquemin as Deputy Chief Financial Officer;

25. Press Release, May 12, 2008 – The Société Générale Board of Directors confirmed the separation of the functions of Chairman and Chief Executive Officer and announced the appointment of Daniel Bouton as Chairman and Fréderic Oudéa as Chief Executive Officer; and

26. Press Release, May 9, 2008 – Société Générale announces the appointment of Didier Valet as Group Chief Financial Officer.

Thank you.

Yours truly,

Enclosures

cc: Jason Hoberman

SOCIETE GENERALE

Press Release

Paris, 5 August 2008

Société Générale acquires 15% of South-East Asia Bank (SeABank) in Vietnam

Société Générale announces the acquisition of 15% of Vietnam's South-East Asia Bank (SeABank). The transaction has been approved by the State Bank of Vietnam (SBV).

Created in March 1994, SeABank is one of the most dynamic private commercial banks in Vietnam. Headquartered in Hanoi, SeABank has a network of 55 branches and transaction offices covering the country's principal economic centres. As its foreign strategic partner, Société Générale will work with SeABank to continue its development and make it a reference bank in the high-potential Vietnamese market.

Vietnam, with its young population (58% of its 84 million inhabitants are less than 30 years old) and dynamic, sustainable growth (average 8% per year from 2003 to 2007*), is a highly attractive market for retail banking business.

Jean-Louis Mattei, Head of International Retail Banking at Société Générale, said : "The partnership with SeABank is an excellent opportunity. Following Société Générale's intensive development in Eastern and Central Europe and Russia in recent years, this operation constitutes a significant step for the Group's activities in a region with strong growth potential."

Madame Nguyen Thị Nga, Chairwoman of the Board of Directors of SeABank, said : "The strategic cooperation with Société Générale, one of the top retail banks in Europe, enables SeABank to effectively strengthen its retail banking product offer. SeABank's clients will benefit from top quality products and services. The partnership is also a significant step for SeABank in international co-operation and reinforces its overall development."

Société Générale has had operations in Asia for close to 35 years and is currently active in corporate and investment banking, asset management, private banking, and specialized financial services. Its strategic partnership with SeABank in Vietnam reinforces its global presence in the region. The Group has had representative offices in Hanoi and Ho Chi Minh Ville since 1989 and is a leader in Project and Export Finance in the country. SG VietFinance, a subsidiary of Société Générale Consumer Finance, has been operational since September 2007.

** Source: IMF*

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène MAZIER
+33 (0)1 58 98 72 74

Mireille MOURTADA
+33 (0)1 42 14 58 19
Laura SCHALK
+33 (0)1 42 14 52 86
P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 738,409,055
552 120 222 RCS PARIS

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 30 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 731 billion, Mar. 2008) and under management (EUR 391 billion, Mar. 2008).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.

www.socgen.com

SOCIETE GENERALE

Press Release
Quarterly financial information

August 5th 2008

Second quarter:

- **Revenues: -18.9%* vs. Q2 07**
  - **+2.2% vs. Q2 07 excluding the effect of non-recurring items(b) (EUR -917m in Q2 08 and EUR +261m in Q2 07)**
- **Cost of risk: 43 bp**
- **Operating income: EUR 1,240m**
- **Group net income: EUR 644m**

First half results: Positive commercial momentum maintained despite a challenging environment

- **Revenues: -14.0%* vs. H1 07**
  - **+0.1% vs. H1 07 excluding the effect of non-recurring items(b) (EUR -1,160m in H1 08 and EUR +255m in H1 07)**
- **Positive commercial momentum**
  - **NBI of Retail Banking and Financial Services: +6.5%* vs. H1 07**
  - **NBI of Corporate and Investment Banking's client-driven activities: EUR 2.3bn (vs. record level in H1 07: EUR 2.6bn)**
- **Cost/income ratio: 69.8%**
- **Group ROE after tax: 12.3%**
  - **ROE of 15.6% excluding non-recurring items(b)**
- **Basel I Tier One Ratio at June 30th 2008: 8.1%**

(a) Reported 2007 historic quarterly results have been restated for the fictitious operations recorded on unauthorised and concealed market activities

The quarterly results at March 31st 2007, June 30th 2007, September 30th 2007 and December 31st 2007, presented for comparative purposes, have been adjusted to restate the accounting consequences of the fictitious operations recorded in 2007 and 2008 on unauthorised and concealed market activities discovered in January 2008. This information is presented in Appendix 3. However, in order to provide more relevant information on the Group's performance, the figures in this document correspond to reported historic data. The comments are also based on these reported data.

---

* When adjusted for changes in Group structure and at constant exchange rates.
(b): All non-recurring items (affecting NBI, cost of risk and net income from other assets) are presented in Appendix 4

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène MAZIER
+33 (0)1 58 98 72 74

Mireille MOURTADA
+33 (0)1 42 14 58 19
Laura SCHALK
+33 (0)1 42 14 52 86
P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of
EUR 738,409,055
552 120 222 RCS PARIS

At the meeting of August 4th 2008, the Board of Directors of Societe Generale approved the financial statements for the second quarter and first half of 2008. The Group generated net income of EUR 1.7 billion in H1. Frédéric Oudéa, the Group's CEO, stated: "During a H1 2008 marked by a crisis on an exceptional scale, Societe Generale's performance reflects the robustness of its portfolio of activities. The Group's core activities, Retail Banking and Financial Services, continued to grow, Global Investment Management and Services made a positive contribution to net income, and Corporate and Investment Banking generated very good business volumes in H1. Societe Generale will take advantage of the quality of its customer franchises, its solid capital position and the commitment of all its employees to pursue its strategy despite an environment that is likely to remain difficult".

1. GROUP CONSOLIDATED RESULTS

In EUR million	Q2 08	Q2 07 [a]	Change Q2/Q2	H1 08	H1 07[a]	Change H1/H1
Net banking income	5,584	6,622	-15.7%	11,263	12,668	-11.1%
*On a like-for-like basis**			*-18.9%*			*-14.0%*
Operating expenses	-3,957	-3,817	+3.7%	-7,862	-7,515	+4.6%
*On a like-for-like basis**			*+1.0%*			*+2.2%*
Gross operating income	1,627	2,805	-42.0%	3,401	5,153	-34.0%
*On a like-for-like basis**			*-45.2%*			*-37.0%*
Operating income	1,240	2,619	-52.7%	2,416	4,775	-49.4%
*On a like-for-like basis**			*-54.5%*			*-51.3%*
Net income	644	1,744	-63.1%	1,740	3,175	-45.2%

	Q2 08	Q2 07 [a]	H1 08	H1 07 [a]
Group ROE after tax	8.6%	29.0%	12.3%	26.7%
Business line ROE after tax	12.9%	36.3%	14.0%	34.5%

(a): Reported data not restated for the accounting consequences of the fictitious operations recorded in 2007 on unauthorised and concealed market activities. The restated data appear in Appendix 3. However, in order to provide more relevant information on the Group's performance, the figures correspond to reported historic data. The comments are also based on these reported historic data.

The global economy has been confronted with a quadruple shock since the beginning of 2008:

- the property crisis in the United States, and now in the United Kingdom and Spain,
- the liquidity and financial crises,
- the soaring price of oil and food products,
- imbalances in exchange rate parities.

Against this backdrop, short- and medium-term growth forecasts for the United States, United Kingdom and the major western European countries have been revised downwards, although France and Germany should prove more resilient than others. However, emerging countries – particularly those with commodity reserves – continue to enjoy dynamic economic activity in contrast to the sluggishness experienced in the developed countries.

In a more difficult environment for banks, Societe Generale's broadly-based portfolio of activities and geographical positioning make it more resilient. The Group generates a very significant proportion of its total revenues from Retail Banking and Financial Services (around 66% in H1 08, around 61% in 2007) and particularly from the French Networks (which operate in a market with structurally little exposure to the property shocks that are affecting some other countries). In Corporate and

Investment Banking, the Group generates a large proportion of its revenues from equity activities which have been less affected by the crisis than fixed income or credit activities.

Commercial activity increased strongly in Q2 08. This is reflected in revenue growth of +5.0%* vs. Q2 07 for Retail Banking and Financial Services, and 31.3%[b] growth in the net banking income of Corporate and Investment Banking's client-driven activities vs. Q1 08. That said, the Group's results continue to be impacted by non-recurring items (representing total net banking income of EUR -917 million), some related to the application of IFRS (revaluation of financial liabilities and mark-to-market of CDS) and others to the dislocation of credit markets. In accordance with guidance from the Financial Stability Forum, Societe Generale is presenting this quarter a comprehensive disclosure of its exposure to assets at risk. Lastly, within Asset Management, no new write-downs were recorded on dynamic money market funds during the quarter. The Group's management, which has been strengthened as a result of the recent reorganisation, can now focus its attention and efforts on further expanding the customer franchises, improving operating efficiency and enhancing risk control in a less favourable environment than previously.

Net banking income

Q2 08 net banking income totalled EUR 5,584 million, down -18.9%* (-15.7% in absolute terms) vs. Q2 07.

All Retail Banking and Financial Services activities saw revenue growth vs. Q2 07 (+0.9% after adjustment for changes in the PEL/CEL provision and the Euronext capital gain in 2007 for the French Networks, +14.2%* for International Retail Banking, +11.4%* for Financial Services). Global Investment Management and Services posted a -22.9%* drop in revenues vs. Q2 07. This was due to Asset Management, which continues to be confronted with a difficult environment. As expected, Asset Management recorded no new write-downs in Q2. Private Banking and Securities Services posted increased revenues (excluding Euronext capital gain and after adjustment for the Fimat /Newedge structure effect). The second quarter saw confirmation of Corporate and Investment Banking's dynamic client-driven activities, but the division was adversely affected by EUR -1.2 billion of non-recurring items. Overall, its revenues were down -66.6%* vs. Q2 07.

Net banking income totalled EUR 11,263 million in H1, down -14.0%* (-11.1% in absolute terms) vs. H1 07.

Operating expenses

Operating expenses rose +1.0%* (+3.7% in absolute terms) vs. Q2 07. The increase reflects the Group's continuing investment in retail banking, financial services and private banking.

Societe Generale's cost to income ratio increased to 70.9% (vs. Q2 07, which represented an exceptionally low comparative base at 57.6%).

The Group's C/I ratio was 69.8% in H1 2008 vs. 59.3% a year earlier.

The Group's C/I ratio automatically increased in both Q2 and H1 due to the effect of non-recurring items.

Operating income

The Group's Q2 gross operating income totalled EUR 1,627 million (-45.2%* vs. Q2 07), with a EUR 1,411 million contribution from the businesses. Gross operating income for H1 (EUR 3,401 million) was down -37.0%* (-34.0% in absolute terms) vs. H1 07.

The Group's cost of risk (EUR 387 million in Q2 08) returned to a level of 43 bp after rising in Q1 2008 primarily as a result of precautionary provisions on a few specific Corporate and Investment Banking accounts. The cost of risk remained at a low level for the French Networks (28 bp), with the Group observing no significant deterioration in its customers' solvency. When adjusted for the effect of integrating Rosbank, the cost of risk for International Retail Banking was a modest 35 bp. With Rosbank, it stood at 49 bp and remains below the Group's anticipated level for the business (60-80 bp). The rise in the cost of risk to 120 bp for Financial Services can be attributed to structure effects and the growth of consumer credit outstandings in emerging countries.

The Group's Q2 operating income totalled EUR 1,240 million, down -54.5%* vs. Q2 07 (-52.7% in absolute terms).

Operating income for H1 amounted to EUR 2,416 million, down -51.3%* vs. H1 07 (-49.4% in absolute terms).

Net income

After tax (the Group's effective tax rate was 33.9% in Q2) and minority interests, Group net income for Q2 08 came to EUR 644 million (-63.8%* vs. Q2 07 or -63.1% in absolute terms). The Group's Q2 ROE after tax was 8.6%.

Group net income for H1 came to EUR 1,740 million, down -45.1%* (-45.2% at constant structure) vs. H1 07. The Group's ROE after tax stood at 12.3% in H1 08. The numerous non-recurring items recorded by the Group in H1 (these are detailed in Appendix 4) had an impact of EUR -1,160 million on revenues and EUR 840 million on net income (before tax). When adjusted for these items, the Group's ROE after tax is around 15.6%, testifying to the resilience of the Group's portfolio of activities in an environment of serious crisis.

H1 08 earnings per share amounts to EUR 3.17.

2. THE GROUP'S FINANCIAL STRUCTURE

At June 30th 2008, Group shareholders' equity totalled EUR 35.6 billion[1] and net asset value per share EUR 54.62, including EUR 0.18 of unrealised capital gains.

The Group repurchased 0.8 million shares in Q2 08 (0.9 million in H1 08). At end-June, the Group held 30.2 million treasury shares (representing 5.1% of the capital) excluding shares held for trading purposes. The Group completed the hedging of the bonus share plan implemented in Q1 08. However, in order to maintain its high solvency levels, the Group will not proceed to cancel the dilution resulting from the 2008 global employee share ownership plan (7.5 million shares) and the 2008 stock option plan implemented in Q1 (2.2 million options).

Basel I risk-weighted assets (EUR 364.7 billion) increased +15.0% between June 30th 2007 and June 30th 2008. The Group's Basel II risk-weighted assets stood at EUR 340.4 billion, up +3.4% vs. March 31st 2008.

As a result, the Basel I Tier One ratio stood at 8.1% at June 30th 2008 (including 6.5% for Core Tier One) after deducting the dividend provision calculated on the assumption of a 45% payout ratio. The Tier One ratio was 8.2% at the same date (including 6.6% for Core Tier One) based on the new Basel II standards.

The Group is rated AA- by S&P and Fitch, and Aa2 by Moody's.

[1] This figure includes notably (i) EUR 1.0 billion for the issue of deeply subordinated notes in January 2005, EUR 1.425 billion for issues in April and December 2007 and EUR 1.9 billion for issues in May and June 2008, EUR 0.8 billion of undated subordinated notes and (ii) EUR 0.1 billion of unrealised capital gains.

3. FRENCH NETWORKS

In EUR million	Q2 08	Q2 07	Change Q2/Q2	H1 08	H1 07	Change H1/H1
Net banking income	**1,754**	**1,789**	**-2.0%**	**3,493**	**3,525**	**-0.9%**
NBI excl. PEL/CEL, Euronext			***+0.9%***			***+1.4%***
Operating expenses	**-1,146**	**-1,126**	**+1.8%**	**-2,307**	**-2,271**	**+1.6%**
Gross operating income	**608**	**663**	**-8.3%**	**1,186**	**1,254**	**-5.4%**
GOI excl. PEL/CEL, Euronext			***-0.7%***			***+1.2%***
Net allocation to provisions	**-93**	**-78**	**+19.2%**	**-180**	**-156**	**+15.4%**
Operating income	**515**	**585**	**-12.0%**	**1,006**	**1,098**	**-8.4%**
Net income	**328**	**369**	**-11.1%**	**640**	**696**	**-8.0%**
Net income excl. PEL/CEL, Euronext			***-3.2%***			***-1.2%***

	Q2 08	Q2 07	H1 08	H1 07
ROE after tax	**18.7%**	**24.0%**	**18.8%**	**23.0%**

The environment in Q2 08 was not particularly favourable to retail banking in France, in light of the ongoing crisis in the financial markets, the slowdown in economic growth and the higher remuneration of regulated savings.

That said, the activity and revenues of Societe Generale Group's French networks proved highly resilient, testifying to the soundness of their customer bases.

The number of net personal current accounts for **individual customers** rose by 23,100 units, representing an increase of more than 120,000 accounts year-on-year (+2.0% vs. end-June 2007).

Outstanding balance sheet savings rose +1.8% in Q2 08 vs. Q2 07 to an average of EUR 69.3 billion. Life insurance was the main driver of financial savings inflow, with healthier new business (EUR 2.3 billion) compared to peers (-4.1% vs. Q2 07 compared with -8.1% for bancassureurs) and consisting, as in the case of its peers, predominantly of with-profit policies.
New housing loan business remained at a high level (EUR 4.1 billion in Q2 08) and the trend (-4.1% in H1 08 vs. H1 07) compares favourably with the market trend. In total, individual customer loan outstandings grew by +9.8% vs. Q2 07.

Activity in the case of **business customers** expanded strongly in Q2 08 (compared to Q2 07), with a sustained high rate of new relationships with prime SMEs, a 10.2% increase in outstanding deposits and 18.2% growth in outstanding loans, including +18.8% for investment financing.

At the same time, synergies leveraging between retail banking in France and Corporate and Investment Banking, in the form of added value products and services for SMEs and local governments, resulted in a 28% increase in revenues derived from these activities in Q2 08 vs. Q2 07.

Total net banking income for the French Networks (excluding the PEL/CEL provision and the EUR + 36 million Euronext capital gain in Q2 07) rose +0.9%.

Interest income was 2.6% higher than in Q2 07 (excluding the effect of the PEL/CEL provision), with the impact of rate increases on savings accounts in August 2007 and again in February 2008 offset by the rise in outstanding deposits and loans.

At the same time, commission income was lower (-1.0% vs. Q2 07). Service commissions were up +3.7%, due primarily to increased activity with business customers. However, financial commissions were down -13.5%, reflecting the decline in new life insurance business, mutual fund outstandings and stock market transactions in a deteriorated market environment.

Net banking income for H1 was up +1.4% vs. H1 07 (excluding the PEL/CEL provision and Euronext capital gain).

Meanwhile, operating expenses rose +1.8% in Q2 08 vs. Q2 07, representing a total increase of +1.6% January 1st compared with H1 07.

As a result, the cost to income ratio (excluding the effect of the PEL/CEL provision) was 65.3% in Q2 08 (+0.6 pt vs. Q2 07 when restated for the Euronext capital gain).

The net cost of risk increased slightly to 28 bp vs. 27 bp in Q2 07 and remained stable vs. Q1 08.

The French Networks' contribution to Group net income totalled EUR 328 million in Q2 08, down -3.2% vs. Q2 07 (excluding Euronext capital gain and excluding PEL/CEL provision). The figure for H1 was EUR 640 million, or -1.2% vs. H1 07 (excluding Euronext capital gain and excluding PEL/CEL provision).

ROE after tax (excluding the effect of the PEL/CEL provision) stood at 18.8% in Q2 08 vs. 22.2% in Q2 07 (restated for the Euronext capital gain). H1 ROE after tax (excluding the effect of the PEL/CEL provision) reached 18.9%, vs. 21.5% (excluding Euronext capital gain) in H1 07.

Against the backdrop of higher regulated rates and a deteriorated financial market, the Group now expects 2008 revenue growth of between 1% and 2% (excluding the effect of the PEL/CEL provision and the Euronext capital gain) for the French Networks.

4. INTERNATIONAL RETAIL BANKING

In EUR million	Q2 08	Q2 07	Change Q2/Q2	H1 08	H107	Change H1/H1
Net banking income	1,212	860	+40.9%	2,328	1,623	+43.4%
*On a like-for-like basis**			*+14.2%*			*+17.9%*
Operating expenses	-694	-498	+39.4%	-1,343	-963	+39.5%
*On a like-for-like basis**			*+8.2%*			*+11.3%*
Gross operating income	518	362	+43.1%	985	660	+49.2%
*On a like-for-like basis**			*+22.4%*			*+27.4%*
Net allocation to provisions	-78	-53	+47.2%	-166	-111	+49.5%
Operating income	440	309	+42.4%	819	549	+49.2%
*On a like-for-like basis**			*+27.5%*			*+32.7%*
Net income	238	168	+41.7%	430	312	+37.8%

	Q2 08	Q2 07	H1 08	H107
ROE after tax	38.0%	37.4%	36.0%	35.7%

International Retail Banking produced a very solid performance in H1 08: revenues were up +17.9%* vs. H1 07[1] (+43.4% in absolute terms[2]). International Retail Banking accounted for nearly 21% of Group revenues in H1 and its contribution to the Group's gross operating income amounted to EUR 985 million, gradually approaching the French Networks' contribution.

This fine performance reflects the quality of the Group's positioning in relation to its retail banking activities, vindicating its strategic decisions. Whereas most of the retail banking markets are affected by the current financial crisis, albeit to varying degrees, the markets in which the Group operates continue to prove resilient and still reveal significant growth potential. As a result, around two-thirds of International Retail Banking's total revenues[3] in H1 08 originated from the following operations:

- The Czech Republic, where Komercni Banka (third largest local bank) continues to produce strong commercial performances on the back of the expansion of its network (+53 branches opened between 2003 and 2007) and the acquisition of Modra Pyramida in 2006,
- Russia, a country where Societe Generale started up its retail banking operation in 2003 and where it continues to expand its platform using organic and external growth,
- Romania, where BRD, the country's leading retail banking network, continues to expand,
- Egypt, where NSGB is ranked No. 2 among the country's private banks,
- Morocco, where the Group is also a major player via SGMA, the country's fourth largest private bank.

To support this expansion, headcount increased by more than 2,900 year-on-year and at constant structure. At end-June 2008, the total headcount was 58,000. 330 new branches have been opened since June 2007 at constant structure (taking the total network to more than 3,580).

[1] Structure effects: integration of Albania and Crédical in Q4 07
[2] Mainly due to the integration of Rosbank
[3] Excluding the effect of integrating Rosbank

The number of individual customers has risen by more than 807,000 at constant structure since end-June 2007, or +9.7% in one year.

Over the same period, deposits and loans increased by respectively +10.7%* and +31.0%* for individual customers, and by +14.2%* and +28.0%* for business customers.

Q2 revenues totalled EUR 1,212 million, up 14.2%* (+40.9% in absolute terms).

Operating expenses increased at a moderate rate (+8.2%*, +39.4% in absolute terms[1]) in Q2 08. The increase is limited to +5.1%* if branch network development costs are excluded. Against this backdrop, the Q2 08 C/I ratio continued to improve and stood at 57.3% (vs. 57.9% in Q2 07).

H1 operating expenses increased +7%* excluding network development costs, and +11.3%* (+39.5% in absolute terms[1]) including these costs. The C/I ratio was lower at 57.7% (vs. 59.3% in H1 07).

As a result, Q2 gross operating income increased significantly vs. Q2 07 (up 22.4%* at EUR 518 million and +43.1% in absolute terms[1]). H1 gross operating income grew +27.4%* vs. H1 07 (+49.2% in absolute terms[1]).

The cost of risk was stable at 49 bp in Q2 08 (48 bp in Q2 07). The figure is lower (35 bp) excluding Rosbank.

The division's contribution to Group net income totalled EUR 238 million, up 38.9%* vs. Q2 07 (+41.7% in absolute terms). The contribution to net income was up 35.2%* (+37.8% in absolute terms) in H1 vs. H1 07, at EUR 430 million.

ROE after tax stood at 38.0% in Q2 (37.4% in Q2 07). It stood at 36.0% in H1 (vs. 35.7% in H1 07).

[1] Mainly due to the integration of Rosbank

5. FINANCIAL SERVICES

In EUR million	Q2 08	Q2 07	Change Q2/Q2	H1 08	H1 07	Change H1/H1
Net banking income	824	688	+19.8%	1,599	1,333	+20.0%
*On a like-for-like basis**			*+11.4%*			*+11.9%*
Operating expenses	-455	-372	+22.3%	-883	-716	+23.3%
*On a like-for-like basis**			*+13.3%*			*+13.0%*
Gross operating income	369	316	+16.8%	716	617	+16.0%
*On a like-for-like basis**			*+9.2%*			*+10.7%*
Net allocation to provisions	-134	-86	+55.8%	-247	-170	+45.3%
Operating income	235	230	+2.2%	469	447	+4.9%
*On a like-for-like basis**			*+1.7%*			*+5.1%*
Net income	167	147	+13.6%	321	285	+12.6%

	Q2 08	Q2 07	H1 08	H1 07
ROE after tax	16.1%	16.0%	15.7%	15.7%

The **Financial Services** division comprises Specialised Financing (consumer credit, equipment finance, operational vehicle leasing and fleet management, IT leasing and management), Life and Non-Life Insurance.

Specialised Financing continued to enjoy strong and controlled expansion in countries with strong potential, through consumer credit and leasing offerings. In Q2 2008, Specialised Financing's net banking income rose +13.0%* vs. Q2 07 (+12.8%* vs. H1 07), with the contribution of activities outside France amounting to 77.8% of the total (vs. 72.8% in Q2 07).

Consumer credit's development strategy in countries with strong potential is based on three core principles: (i) entrepreneurial development or small acquisitions (entailing no significant goodwill), (ii) adapting the product offering to local customers' requirements and market constraints, and (iii) pro-active risk management (scoring, active monitoring of loans in arrears). In France, Italy, Germany (more mature economies where market shares are more firmly entrenched), the Group is systematically looking for commercial or banking partners that will enable it to enhance customer outreach. Hence, in France, the Banque Postale has chosen to enter into exclusive negotiations with Societe Generale Group following a tender offer. This is expected to lead to the setting up of a joint company specialising in consumer credit.

New **consumer credit** business and outstandings enjoyed dynamic growth in Q2 08 vs. Q2 07, with increases of respectively +22.2%* (+17.6%* vs. H1 07) and +16.1%*, driven mainly by activity in Russia and Poland. Outstandings totalled EUR 20.0 billion at June 30th 2008.

As for **equipment finance**, new financing[1] by the business line increased by +12.9%* vs. Q2 07 (+12.2%* vs. H1 07). In Germany, its main market, new financing grew strongly in both Q2 (+21.4%* vs. Q2 07) and H1 (+17.3%* vs. H1 07). The other operations in Europe continue to enjoy healthy growth, with in particular growth of +27.9%* in the Czech Republic and +23.2%* in Poland in Q2 08 vs. Q2 07.

SG Equipment Finance's outstandings[1] rose +8.8%* (vs. Q2 07) to EUR 18.3 billion at June 30th 2008.

In operational vehicle leasing and fleet management, ALD Automotive is No. 2 in Europe with a fleet under management totalling 758,455 vehicles at end-June 2008 (+9.3%* vs. end-June 2007). ALD continues to grow in countries with strong potential such as Brazil (x 3.9), India (x 2.5) and Russia (x 2) and has upheld its leading position in its two main markets, France and Germany (respectively +5.4%* and +6.9%* vs. end-June 2007).

Specialised Financing revenues were up +13.0%* (+23.1% in absolute terms) vs. Q2 07, amounting to EUR 699 million at end of Q2 08. The increase was +12.8%* in H1 (+22.6% in absolute terms) vs. H1 07 and resulted in net banking income of EUR 1,342 million. The increase of 13.5%* in operating expenses (+23.6% in absolute terms) in Q2 and +12.6%* in H1 (+24.2% in absolute terms), reflects ongoing development investments. Gross operating income rose to EUR 290 million in Q2 2008, up +12.3%* (+22.4% in absolute terms) compared with the same period in 2007. At EUR 551 million, the figure for H1 08 was 13.1%* higher (+20.3% in absolute terms) than in H1 07.

The increase in the net cost of risk to 120 bp (vs. 88 bp in Q2 07) can be attributed to the growth in consumer credit, particularly in emerging countries (integration of the Brazilian subsidiaries and change in the mix) where margins easily cover the net cost of risk.

Life insurance was affected by a less buoyant market in H1 08. Gross new inflows were nevertheless up +6.0%* at EUR 2.4 billion in Q2 08 vs. Q2 07. The proportion of unit-linked policies amounted to 15.2% in Q2 08. Total life insurance revenues were up +2.7%* in Q2 vs. Q2 07, and +7.7%* in H1 vs. H1 07.

The **Financial Services** division generated total operating income for Q2 of EUR 235 million, up +1.7%* (+2.2% in absolute terms) vs. Q2 07. The H1 increase was +5.1%* (+4.9% in absolute terms) to EUR 469 million. The contribution to Group net income amounted to EUR 167 million in Q2 08, up +12.2%* (+13.6% in absolute terms) vs. Q2 07. The H1 contribution to Group net income was up +13.3%* (+12.6% in absolute terms) compared with the same period last year, at EUR 321 million.

ROE after tax stood at 16.1% in Q2 08 and 15.7% in H1 08 (stable vs. Q2 07 and H1 07).

---

[1] Excluding factoring

6. GLOBAL INVESTMENT MANAGEMENT AND SERVICES

In EUR million	Q2 08	Q2 07	Change Q2/Q2	H1 08	H1 07	Change H1/H1
Net banking income	**870**	**1,116**	**-22.0%**	**1,467**	**2,035**	**-27.9%**
On a like-for-like basis**			***-22.9%***			***-31.4%***
On a like-for-like basis** excl. Euronext CG			***-6.3%***			***-23.8%***
Operating expenses	**-663**	**-677**	**-2.1%**	**-1,317**	**-1,326**	**-0.7%**
On a like-for-like basis**			***+3.6%***			***+5.5%***
Operating income	**205**	**434**	**-52.8%**	**148**	**703**	**-78.9%**
On a like-for-like basis**			***-55.5%***			***-86.9%***
On a like-for-like basis** excl. Euronext CG			***-26.0%***			***-82.5%***
Net income	**138**	**289**	**-52.2%**	**107**	**465**	**-77.0%**
Net income excl. Euronext CG			***-22.5%***			***-69.8%***
o.w. Asset Management	**39**	**77**	***-49.4%***	**-100**	**159**	***NM***
Private Banking	**51**	**53**	***-3.8%***	**110**	**106**	***+3.8%***
SG SS, Brokers & Online Savings	**48**	**159**	***-69.8%***	**97**	**200**	***-51.5%***

In EUR billion	Q2 08	Q2 07	H1 08	H1 07
Net new money over period	-0.7	17.5	-7.6	36.4
Assets under management (at end of period)	381	467	381	467

(b): Excluding non-recurring items in Appendix 4 (i.e. "Euronext capital gain" for SGSS)

Global Investment Management and Services comprises asset management (Societe Generale Asset Management), private banking (SG Private Banking), Societe Generale Securities & Services (SG SS) and online savings (Boursorama).

The division produced mixed results. Asset Management continued to see funds outflow in the dynamic money market funds segment, albeit to a lesser extent than in the last 3 quarters. Dynamic money market funds now have a low level of outstanding assets and high liquidity as a result of asset disposals during previous quarters. The division recorded no additional write-down on dynamic money market funds in Q2 08. Meanwhile, Private Banking and Securities Services produced satisfactory commercial performances.

The division's assets under management totalled EUR 381.4 billion at end-June 2008 vs. EUR 467.2 billion at end-June 2007. This was due to the decline in the equity markets, an unfavourable exchange rate effect, and the outflow of funds in Asset Management. These amounts do not include the assets managed by Lyxor Asset Management (EUR 71.6 billion at June 30th 2008), whose results are consolidated in the Equities business line.

Overall, the division generated net banking income down -6.3%** (b) (-22.0% in absolute terms) at EUR 870 million in Q2 08 vs. Q2 07. Revenues in H1 (EUR 1,467 million) were down -23.8%**(b) (-27.9% in absolute terms) vs. H1 07. Operating income was down -26.0%**(b) (-52.8% in absolute terms) vs. Q2 07 and -82.5%**(b) (-78.9% in absolute terms) vs. H1 07. The contribution to Group net income totalled EUR 138 million in Q2 08, down -24.4%**(b) (-52.2% in absolute terms) vs. Q2 07. The division's H1 contribution to Group net income (EUR 107 million) was down -79.4%**(b) (-77.0% in absolute terms) vs. H1 07, due primarily to the impact of the financial crisis on asset management activities.

Asset management

SGAM recorded a limited net outflow of EUR -2.7 billion in Q2 2008, which breaks down as follows: EUR -2.3 billion on dynamic money market funds, EUR -0.7 billion on bonds (including EUR -1.6 billion for CDOs), EUR -2.6 billion on other alternative and diversified investments, EUR +1.6 billion on traditional money market funds and EUR +1.3 billion on equity products.

The net outflow in H1 amounted to EUR -10.0 billion. Assets managed by SGAM totalled EUR 309.2 billion at end-June 2008, vs. EUR 393.4 billion a year earlier. The decline was due to negative exchange rate (EUR -19.3 billion), market (EUR -34.7 billion) and cumulative outflow effects.

Q2 net banking income was down -24.8%* (-23.5% in absolute terms) vs. Q2 07, with a gross margin (34 points) lower than in Q2 07 primarily on the back of a drop in performance fees. Net banking income for H1 was down -68.2%* (-64.1% in absolute terms) vs. H1 07, as a result of losses booked in Q1 2007 relating to sales of riskier assets and the decline in commissions in an unfavourable market.

Operating expenses were lower in Q2 (-7.5%* and -9.7% in absolute terms vs. Q2 07). H1 operating expenses also fell -5.6%* vs. H1 07 (-7.5% in absolute terms).

Gross operating income was down -57.0%* in Q2 08 vs. Q2 07 (-49.6% in absolute terms) at EUR 60 million. The contribution to Group net income (EUR 39 million in Q2 08) was down -56.8%* vs. Q2 07 (-49.4% in absolute terms). The figure for H1 was EUR -100 million (EUR 159 million in H1 07) given the write-downs recorded in Q1 08.

Private banking

Q2's good commercial and financial performance provided further evidence of the quality of SG Private Banking's customer franchise. The business line continued to expand with, in particular, the decision to enter into a global alliance with Rockefeller Financial Services & Co, a prominent player in private banking in North America.
New inflow amounted to EUR 2.0 billion in Q2 2008 (or 11% of assets on an annualised basis), a similar amount to Q2 07 (EUR 2.3 billion) and much higher than in Q1 08 (EUR 0.4 billion). Assets under management totalled EUR 72.2 billion at end-June 2008, vs. EUR 73.8 billion a year earlier (due solely to unfavourable market and exchange rate effects).

Private Banking's Q2 net banking income (EUR 203 million) rose +3.6%* vs. Q2 07 (+2.5% in absolute terms) with a high gross margin of 113 basis points. H1 net banking income (EUR 417 million) was 8.1%* higher than in H1 07 (+7.2% in absolute terms).

** Excluding Fimat and Newedge (effect of change in structure: Societe Generale has consolidated 50% of Newedge on a proportional basis since Q1 08. This therefore constitutes a smaller entity than the 100% of Fimat consolidated until end-2007)

Operating expenses increased +7.4%* vs. Q2 07 (+5.6% in absolute terms), as a result of continued commercial investments in all these businesses' target markets. H1 operating expenses rose +10.5%* (+9.0% in absolute terms).

At EUR 70 million, gross operating income was down -2.8%* in Q2 08 vs. Q2 07 (-2.8% in absolute terms). The contribution to Group net income (EUR 51 million) fell -3.8%* in Q2 08 vs. Q2 07 (-3.8% in absolute terms). Private Banking's H1 contribution (EUR 110 million) was up 3.8%* (the same in absolute terms).

Societe Generale Securities Services (SG SS), Brokers and online savings (Boursorama)

SGSS' business volumes were higher in Q2 08 (and in H1 08). The business line continued its international expansion, particularly in emerging countries, by setting up a securities services JV with State Bank of India.

Securities services saw its assets under custody and assets under administration increase by respectively +5.9% and +21.9% vs. end-June 2007, mainly on the back of the acquisition of Capitalia's securities activities and the migration of Pioneer funds under the agreement with Unicredit. At end-June 2008, assets under custody totalled EUR 2,733 billion and assets under administration EUR 495 billion.

Newedge enjoyed buoyant business in Q2 2008 with 394 million trades executed and 442 million contracts cleared.

In an environment marked by the sharp decline in stock market indices, the number of orders executed by **Boursorama** fell 16% vs. Q2 07 (down -14% in H1 08 vs. H1 07). Outstanding online savings totalled EUR 4.1 billion at end-June 2008. Lastly, Boursorama's banking offering in France continues to enjoy real success with more than 4,500 accounts opened in Q2 08 (more than 10,300 in H1 08), taking the total number of bank accounts to approximately 70,600 at end-June 2008.

Net banking income for SGSS, Brokers and Online Savings rose +11.7%**[(b)] vs. Q2 07 (-29.7% in absolute terms[1]). H1 net banking income increased +16.3%**[(b)] vs. H1 07 (-16.3% in absolute terms[1]).

Operating expenses increased +15.4%** (+0.3% in absolute terms) vs. Q2 07. H1 operating expenses were up 16.3%** (+0.3% in absolute terms).

As a result, gross operating income for Societe Generale Securities Services (SG SS), Brokers and online savings (Boursorama) rose +1.6%** [(b)] in Q2 08. The contribution to Group net income was 11.8%** [(b)] higher in Q2 08 than in Q2 07 and 27.3%** [(b)] higher in H1 08 than in H1 07.

---

[1] In addition to the restatement related to the Euronext capital gain recorded in Q2 07, it should be noted that any interpretation of the changes in the results of SGSS, Brokers and Online Savings is affected by the change in structure related to the consolidation of Newedge. Societe Generale has consolidated 50% of Newedge on a proportional basis since Q1 08. This therefore constitutes a smaller entity than the 100% of Fimat consolidated until end-2007.

** Excluding Fimat and Newedge

7. CORPORATE AND INVESTMENT BANKING

In EUR million	Q2 08	Q2 07 [(a)]	Change Q2/Q2	H1 08	H1 07 [(a)]	Change H1/H1
Net banking income	**663**	**2,077**	**-68.1%**	**2,226**	**4,024**	**-44.7%**
On a like-for-like basis*			*-66.6%*			*-42.3%*
Financing and Advisory	**-88**	**449**	**NM**	**892**	**803**	**+11.1%**
Fixed Income, Currencies and Commodities	**48**	**584**	**-91.8%**	**-103**	**1,109**	**NM**
Equities	**703**	**1,044**	**-32.7%**	**1,437**	**2,112**	**-32.0%**
Operating expenses	**-954**	**-1,112**	**-14.2%**	**-1,955**	**-2,193**	**-10.9%**
On a like-for-like basis*			*-9.9%*			*-7.1%*
Gross operating income	**-291**	**965**	**NM**	**271**	**1,831**	**-85.2%**
On a like-for-like basis*			*NM*			*-84.5%*
Net allocation to provisions	**-77**	**31**	**NM**	**-389**	**60**	**NM**
Operating income	**-368**	**996**	**NM**	**-118**	**1,891**	**NM**
On a like-for-like basis*			*NM*			*NM*
Net income	**-186**	**721**	**NM**	**-47**	**1,387**	**NM**

	Q2 08	Q2 07 [(a)]	H1 08	H1 07 [(a)]
ROE after tax	**NM**	**50.3%**	**NM**	**50.3%**

(a): Reported data not restated for the accounting consequences of the fictitious operations recorded in 2007 on unauthorised and concealed market activities. The restated data appear in Appendix 3. However, in order to provide more relevant information on Corporate and Investment Banking's performance, the figures correspond to reported historic data. The comments are also based on these reported historic data.

(b): Excluding non-recurring items in Appendix 4.

Corporate and Investment Banking's net banking income amounted to EUR 663 million in Q2 08 (-68.1% in absolute terms vs. Q2 07). 2007 and 2008 data (and the corresponding changes) include non-recurring items[(b)] resulting mainly from a market environment affected by the substantial volatility of credit spreads and the continued deterioration of some asset classes. Comments on revenue trends are based on numbers which exclude these non-recurring items to allow a better assessment of the underlying trends in the division's businesses. However, data relating to operating income and contribution to Group net income include these non-recurring items[(b)].

Therefore, the division's restated Q2 net banking income totalled EUR 1,886[(b)] million, i.e. a limited -1.9%*[(b)] decline vs. Q2 07. Net banking income for H1 08 came to EUR 3,418[(b)] million, down -10.1%*[(b)] vs. H1 07, which benefited from a very benign market environment.
The second quarter was characterised both by dynamic client-driven activities and the good performance of Corporate and Investment Banking's trading activities despite challenging market conditions. As a result, client-driven revenues posted the third best historic performance, with EUR 1,333 million in Q2 08 (+31.3% vs. Q1 08, -6.7% vs. Q2 07), primarily on the back of dynamic flow product sales. Corporate and Investment Banking's client-driven revenues in H1 08 totalled EUR 2,348 million compared with the record level of EUR 2,643 million in H1 07.

In a bear market environment, Equities activities produced a robust performance, demonstrating that Societe Generale's leading global franchise remains unscathed by the recent turmoil. Business volumes with institutional clients were solid, flow product market shares remain strong (25.2% on ETFs at June 30th 2008) and Lyxor enjoyed substantial new inflows (EUR +5.8 billion in H1 08). Trading activities posted very satisfactory results, particularly for arbitrage activities, despite the limit on stress tests put in place following the fraud detected at the beginning of the year, thus illustrating the excellence of Societe Generale's trading platform.
The Equities business posted revenues of EUR 771[(b)] million in Q2 08 (-22.3%*[(b)] vs. Q2 07 and +44.4%*[(b)] vs. Q1 08). H1 net banking income came to EUR 1,305[(b)] million (-35.7%*[(b)] vs. H1 07).

The Fixed Income, Currencies & Commodities businesses enjoyed a strong quarter, with revenues of EUR 709[(b)] million, or a 36.6%*[(b)] increase vs. Q2 07 and a 1.1%[(b)] decline vs. Q1 08. Net banking income totalled EUR 1,426[(b)] million in H1 08. Q2 08 confirmed the very healthy position of client-driven activities where net banking income was up +11.4% vs. Q2 07 and up +34.3% vs. Q1 08, underpinned in particular by dynamic activity for flow products (+36.2% vs. Q2 07 and +9.9% vs. Q1 08) and structured products. Trading activities produced a satisfactory performance in a difficult environment with, in particular, a good performance in flow trading and the negligible impact of Euro yield curve inversion in June.

Financing & Advisory revenues totalled EUR 406[(b)] million, a limited -1.5%*[(b)] decline vs. Q2 07 and a 44.5% [(b)] increase vs. Q1 08. Net banking income came to EUR 687[(b)] million in H1 08, down -9.4%*[(b)] vs. H1 07, reflecting the contrasting activity levels in various markets. Hence, whereas volumes in the leveraged financing market remained lower than in H1 07, commodity and infrastructure financing confirmed their sound activity levels. Q2 contributions were strong in these two segments which account for approximately one-third of the business line's revenues and in which Corporate and Investment Banking has developed recognised expertise (illustrated by awards for "*Best Global Commodities House*" and "*Best Project Finance House in Western Europe, Central & Eastern Europe and Africa*" from Euromoney in July 2008). In addition, Corporate and Investment Banking has upheld its good positioning in European fixed income markets, ranking No. 5 in euro bond issues, with a 6.0% market share in H1 08 (vs. 5.0% in Q1 08).

Operating expenses for Corporate and Investment Banking were 9.9%* lower than in Q2 07.

The division recorded EUR +77 million of provision expenses in Q2 08 vs. a EUR -31 million write-back in Q2 07.

Operating income, taking into account the non-recurring items that affected the division, totalled EUR -368 million in Q2 08 and EUR -118 million in H1 08. Corporate and Investment Banking's contribution to Group net income amounted to EUR -186 million in Q2 08 and EUR -47 million in H1 08.

8. CORPORATE CENTRE

The Corporate Centre recorded gross operating income of EUR 216 million in Q2 2008 (vs. EUR 60 million in Q2 2007). The increase can be attributed to a combination of factors:

- A substantial increase in equity portfolio income, up from EUR 54 million in Q2 07 to EUR 259 million in Q2 08 as a result of the disposal of BankMuscat. At June 30th 2008, the IFRS net book value of the industrial equity portfolio, excluding unrealised capital gains, amounted to EUR 0.9 billion, representing market value of EUR 1.0 billion.

- The revaluation of Crédit du Nord's liabilities (EUR +44 million).

2008-2009 financial communication calendar

November 6th 2008	**Publication of third quarter 2008 results**
February 18th 2009	**Publication of fourth quarter and FY 2008 results**
May 7th 2009	**Publication of first quarter 2009 results**
August 5th 2009	**Publication of second quarter 2009 results**
November 4th 2009	**Publication of third quarter 2009 results**

APPENDIX 1: FIGURES AND QUARTERLY RESULTS BY CORE BUSINESS

CONSOLIDATED INCOME STATEMENT (in millions of euros)	Second quarter				First half			
	2008	2007 (a)	Change Q2/Q2		2008	2007 (a)	Change H1/H1	
Net banking income	5,584	6,622	-15.7%	-18.9%(*)	11,263	12,668	-11.1%	-14.0%(*)
Operating expenses	(3,957)	(3,817)	+3.7%	+1.0%(*)	(7,862)	(7,515)	+4.6%	+2.2%(*)
Gross operating income	**1,627**	**2,805**	**-42.0%**	**-45.2%(*)**	**3,401**	**5,153**	**-34.0%**	**-37.0%(*)**
Net allocation to provisions	(387)	(186)	x2.1	+82.5%(*)	(985)	(378)	x2.6	x2.4(*)
Operating income	**1,240**	**2,619**	**-52.7%**	**-54.5%(*)**	**2,416**	**4,775**	**-49.4%**	**-51.3%(*)**
Net income from other assets	35	6	NM		641	30	NM	
Net income from companies accounted for by the equity method	7	9	-22.2%		12	20	-40.0%	
Impairment losses on goodwill	0	0	NM		0	0	NM	
Income tax	(432)	(719)	-39.9%		(951)	(1,332)	-28.6%	
Net income before minority interests	**850**	**1,915**	**-55.6%**		**2,118**	**3,493**	**-39.4%**	
o.w. minority interests	206	171	+20.5%		378	318	+18.9%	
Net income	**644**	**1,744**	**-63.1%**		**1,740**	**3,175**	**-45.2%**	
Annualised Group ROE after tax (%)	8.6%	29.0%			12.3%	26.7%		
Tier One ratio at end of period	8.1%	7.6%			8.1%	7.6%		

(*) When adjusted for changes in Group structure and at constant exchange rates

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	Second quarter			First half		
	2008	2007 (a)	Change Q2/Q2	2008	2007 (a)	Change H1/H1
French Networks	**328**	**369**	**-11.1%**	**640**	**696**	**-8.0%**
International Retail Banking	**238**	**168**	**+41.7%**	**430**	**312**	**+37.8%**
Financial Services	**167**	**147**	**+13.6%**	**321**	**285**	**+12.6%**
Global Investment Management & Services	**138**	**289**	**-52.2%**	**107**	**465**	**-77.0%**
o.w. Asset Management	39	77	-49.4%	(100)	159	NM
o.w. Private Banking	51	53	-3.8%	110	106	+3.8%
o.w. SG SS, Brokers & Online Savings	48	159	-69.8%	97	200	-51.5%
Corporate & Investment Banking	**(186)**	**721**	**NM**	**(47)**	**1,387**	**NM**
CORE BUSINESSES	**685**	**1,694**	**-59.6%**	**1,451**	**3,145**	**-53.9%**
Corporate Centre	**(41)**	**50**	**NM**	**289**	**30**	**NM**
GROUP	**644**	**1,744**	**-63.1%**	**1,740**	**3,175**	**-45.2%**

(a): Reported data not restated for the accounting consequences of the fictitious operations recorded in 2007 on unauthorised and concealed market activities. The restated data are presented in Appendix 3.

QUARTERLY RESULTS BY CORE BUSINESSES

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (inc. IAS 32 & 39 and IFRS 4)				2008 - IFRS (inc. IAS 32 & 39 and IFRS 4)			
(in millions of euros)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
French Networks																
Net banking income	1,545	1,513	1,559	1,678	1,698	1,730	1,677	1,728	1,736	1,789	1,746	1,787	1,739	1,754		
Operating expenses	-1,093	-1,081	-1,054	-1,088	-1,130	-1,093	-1,084	-1,143	-1,145	-1,126	-1,108	-1,187	-1,161	-1,146		
Gross operating income	*452*	*432*	*505*	*590*	*568*	*637*	*593*	*585*	*591*	*663*	*638*	*600*	*578*	*608*		
Net allocation to provisions	-68	-67	-64	-85	-61	-71	-55	-88	-78	-78	-68	-105	-87	-93		
Operating income	*384*	*365*	*441*	*505*	*507*	*566*	*538*	*497*	*513*	*585*	*570*	*495*	*491*	*515*		
Net income from other assets	0	1	0	1	0	2	1	2	3	1	0	0	1	1		
Net income from companies accounted for by the equity method	0	1	0	0	0	1	0	1	0	1	0	1	0	1		
Income tax	-134	-129	-154	-177	-173	-192	-185	-169	-176	-199	-192	-169	-167	-176		
Net income before minority interests	*250*	*238*	*287*	*329*	*334*	*377*	*354*	*331*	*340*	*388*	*378*	*327*	*325*	*341*		
o.w. minority interests	12	11	11	11	13	14	12	13	13	19	14	12	13	13		
Net income	*238*	*227*	*276*	*318*	*321*	*363*	*342*	*318*	*327*	*369*	*364*	*315*	*312*	*328*		
Average allocated capital	4,897	5,063	5,208	5,375	5,547	5,702	5,756	5,806	5,965	6,155	6,335	6,456	6,631	7,015		
ROE after tax	19.4%	17.9%	21.2%	23.7%	23.1%	25.5%	23.8%	21.9%	21.9%	24.0%	23.0%	19.5%	18.8%	18.7%		
International Retail Banking																
Net banking income	541	572	576	656	641	669	695	781	763	860	871	950	1,116	1,212		
Operating expenses	-327	-341	-349	-402	-378	-395	-415	-456	-465	-498	-494	-529	-649	-694		
Gross operating income	*214*	*231*	*227*	*254*	*263*	*274*	*280*	*325*	*298*	*362*	*377*	*421*	*467*	*518*		
Net allocation to provisions	-28	-27	-29	-47	-48	-53	-47	-67	-58	-53	-44	-49	-88	-78		
Operating income	*186*	*204*	*198*	*207*	*215*	*221*	*233*	*258*	*240*	*309*	*333*	*372*	*379*	*440*		
Net income from other assets	8	-2	0	-1	9	-1	1	-2	20	1	-2	9	-3	13		
Net income from companies accounted for by the equity method	1	1	1	1	2	3	2	4	8	11	8	9	4	1		
Income tax	-54	-57	-55	-58	-58	-58	-59	-67	-64	-78	-82	-96	-79	-94		
Net income before minority interests	*141*	*146*	*144*	*149*	*168*	*165*	*177*	*193*	*204*	*243*	*257*	*294*	*301*	*360*		
o.w. minority interests	47	50	49	48	57	57	57	61	60	75	85	92	109	122		
Net income	*94*	*96*	*95*	*101*	*111*	*108*	*120*	*132*	*144*	*168*	*172*	*202*	*192*	*238*		
Average allocated capital	875	919	967	1,074	1,103	1,164	1,401	1,597	1,701	1,796	1,917	2,025	2,275	2,503		
ROE after tax	43.0%	41.8%	39.3%	37.6%	40.3%	37.1%	34.3%	33.1%	33.9%	37.4%	35.9%	39.9%	33.8%	38.0%		
Financial Services																
Net banking income	459	494	498	570	562	592	594	656	645	688	707	798	775	824		
Operating expenses	-250	-263	-268	-317	-304	-318	-321	-347	-344	-372	-375	-435	-428	-455		
Gross operating income	*209*	*231*	*230*	*253*	*258*	*274*	*273*	*309*	*301*	*316*	*332*	*363*	*347*	*369*		
Net allocation to provisions	-38	-49	-57	-55	-66	-60	-60	-87	-84	-86	-102	-102	-113	-134		
Operating income	*171*	*182*	*173*	*198*	*192*	*214*	*213*	*222*	*217*	*230*	*230*	*261*	*234*	*235*		
Net income from other assets	0	0	0	0	0	0	0	-1	0	1	0	0	0	-1		
Net income from companies accounted for by the equity method	0	0	0	-8	1	-3	-2	-10	-2	-3	-1	-1	-3	8		
Income tax	-60	-64	-59	-69	-67	-75	-74	-75	-73	-77	-78	-87	-72	-71		
Net income before minority interests	*111*	*118*	*114*	*121*	*126*	*136*	*137*	*136*	*142*	*151*	*151*	*173*	*159*	*171*		
o.w. minority interests	2	2	3	4	3	4	3	4	4	4	4	5	5	4		
Net income	*109*	*116*	*111*	*117*	*123*	*132*	*134*	*132*	*138*	*147*	*147*	*168*	*154*	*167*		
Average allocated capital	2,604	2,706	2,797	2,909	3,094	3,264	3,301	3,462	3,560	3,681	3,779	3,884	4,013	4,144		
ROE after tax	16.7%	17.1%	15.9%	16.1%	15.9%	16.2%	16.2%	15.3%	15.5%	16.0%	15.6%	17.3%	15.4%	16.1%		

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (inc. IAS 32 & 39 and IFRS 4)				2008 - IFRS (inc. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Global Investment Management & Services																
Net banking income	602	608	640	734	769	775	767	884	919	1,116	854	852	597	870		
Operating expenses	-415	-435	-455	-547	-523	-552	-564	-659	-649	-677	-638	-744	-654	-663		
Gross operating income	*187*	*173*	*185*	*187*	*246*	*223*	*203*	*225*	*270*	*439*	*216*	*108*	*-57*	*207*		
Net allocation to provisions	0	-1	-1	-4	-3	-1	-1	-3	-1	-5	-2	-33	0	-2		
Operating income	*187*	*172*	*184*	*183*	*243*	*222*	*202*	*222*	*269*	*434*	*214*	*75*	*-57*	*205*		
Net income from other assets	0	0	0	0	0	0	0	-1	0	0	-2	-4	0	1		
Net income from companies accounted for by the equity method	0	0	0	0	1	-1	0	0	0	0	0	0	0	0		
Income tax	-58	-54	-56	-55	-75	-69	-65	-64	-83	-136	-64	-12	25	-60		
Net income before minority interests	*129*	*118*	*128*	*128*	*169*	*152*	*137*	*157*	*186*	*298*	*148*	*59*	*-32*	*146*		
o.w. minority interests	12	9	11	11	14	10	5	9	10	9	11	9	-1	8		
Net income	*117*	*109*	*117*	*117*	*155*	*142*	*132*	*148*	*176*	*289*	*137*	*50*	*-31*	*138*		
Average allocated capital	810	917	930	919	1,019	1,052	1,074	1,197	1,239	1,282	1,456	1,550	1,506	1,421		
ROE after tax	57.8%	47.5%	50.3%	50.9%	60.8%	54.0%	49.2%	49.5%	56.8%	90.2%	37.6%	12.9%	NM	38.8%		
o.w. Asset Management																
Net banking income	269	259	286	338	333	305	295	348	340	345	243	191	-18	264		
Operating expenses	-154	-163	-178	-220	-193	-196	-186	-230	-212	-226	-176	-227	-201	-204		
Gross operating income	*115*	*96*	*108*	*118*	*140*	*109*	*109*	*118*	*128*	*119*	*67*	*-36*	*-219*	*60*		
Net allocation to provisions	0	0	0	-2	0	0	0	1	0	0	0	-4	0	0		
Operating income	*115*	*96*	*108*	*116*	*140*	*109*	*109*	*119*	*128*	*119*	*67*	*-40*	*-219*	*60*		
Net income from other assets	0	0	0	0	0	0	0	-1	0	0	-2	-4	0	0		
Net income from companies accounted for by the equity method	0	0	0	0	1	-1	0	0	0	0	0	0	0	0		
Income tax	-39	-33	-36	-39	-47	-38	-38	-39	-43	-41	-22	15	72	-20		
Net income before minority interests	*76*	*63*	*72*	*77*	*94*	*70*	*71*	*79*	*85*	*78*	*43*	*-29*	*-147*	*40*		
o.w. minority interests	9	7	7	8	9	2	3	2	3	1	3	1	-8	1		
Net income	*67*	*56*	*65*	*69*	*85*	*68*	*68*	*77*	*82*	*77*	*40*	*-30*	*-139*	*39*		
Average allocated capital	287	327	307	272	287	293	276	265	277	302	404	502	450	301		
ROE after tax	93.4%	68.5%	84.7%	101.5%	118.5%	92.8%	98.6%	116.2%	118.4%	102.0%	39.6%	NM	NM	51.8%		
o.w. Private Banking																
Net banking income	127	129	135	149	164	164	156	174	191	198	201	233	214	203		
Operating expenses	-86	-90	-93	-107	-102	-106	-105	-121	-118	-126	-130	-157	-133	-133		
Gross operating income	*41*	*39*	*42*	*42*	*62*	*58*	*51*	*53*	*73*	*72*	*71*	*76*	*81*	*70*		
Net allocation to provisions	0	0	-1	0	-2	0	-1	-1	0	-1	0	0	-1	-1		
Operating income	*41*	*39*	*41*	*42*	*60*	*58*	*50*	*52*	*73*	*71*	*71*	*76*	*80*	*69*		
Net income from other assets	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*		
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0	0	0	0		
Income tax	-9	-9	-7	-8	-14	-14	-12	-9	-17	-15	-17	-14	-18	-16		
Net income before minority interests	*32*	*30*	*34*	*34*	*46*	*44*	*38*	*43*	*56*	*56*	*54*	*62*	*62*	*53*		
o.w. minority interests	2	2	2	2	3	3	2	4	3	3	3	4	3	2		
Net income	*30*	*28*	*32*	*32*	*43*	*41*	*36*	*39*	*53*	*53*	*51*	*58*	*59*	*51*		
Average allocated capital	283	316	329	340	376	386	372	377	396	410	435	466	480	513		
ROE after tax	42.4%	35.4%	38.9%	37.6%	45.7%	42.5%	38.7%	41.4%	53.5%	51.7%	46.9%	49.8%	49.2%	39.8%		
o.w. SG SS, Brokers & Online Savings																
Net banking income	206	220	219	247	272	308	316	362	388	573	410	428	401	403		
Operating expenses	-175	-182	-184	-220	-228	-250	-273	-308	-319	-325	-332	-360	-320	-326		
Gross operating income	31	38	35	27	44	58	43	54	69	248	78	68	81	77		
Net allocation to provisions	0	-1	0	-2	-1	-1	0	-3	-1	-4	-2	-29	1	-1		
Operating income	31	37	35	25	43	55	43	51	68	244	76	39	82	76		
Net income from other assets	0	0	0	0	0	0	0	0	0	0	0	0	0	1		
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0	0	0	0		
Income tax	-10	-12	-13	-8	-14	-17	-15	-18	-23	-80	-25	-13	-29	-24		
Net income before minority interests	21	25	22	17	29	38	28	35	45	164	51	26	53	53		
o.w. minority interests	1	0	2	1	2	5	0	3	4	5	5	4	4	5		
Net income	20	25	20	16	27	33	28	32	41	159	46	22	49	48		
Average allocated capital	240	274	294	307	356	373	426	555	566	570	617	582	576	607		
ROE after tax	33.3%	36.5%	27.2%	20.8%	30.3%	35.4%	26.3%	23.1%	29.0%	111.6%	29.8%	15.1%	34.0%	31.6%		

	2005 - IFRS (Incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (Incl. IAS 32 & 39 and IFRS 4)				2007 [(a)] - IFRS (Inc. IAS 32 & 39 and IFRS 4)				2008 - IFRS (Inc. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Corporate and Investment Banking																
Net banking income	1,550	1,233	1,496	1,418	1,957	1,832	1,521	1,688	1,947	2,077	1,159	-661	1,563	663		
Operating expenses	-843	-784	-853	-840	-1,066	-1,063	-831	-930	-1,081	-1,112	-743	-489	-1,001	-954		
Gross operating income	*707*	*449*	*643*	*578*	*891*	*769*	*690*	*758*	*866*	*965*	*416*	*-1,150*	*562*	*-291*		
Net allocation to provisions	47	22	32	44	19	35	23	16	29	31	-9	5	-312	-77		
Operating income excluding net loss on unauthorised and concealed market activities	*754*	*471*	*675*	*622*	*910*	*804*	*713*	*774*	*895*	*996*	*407*	*-1,145*	*250*	*-368*		
Net loss on unauthorised and concealed market activities	0	0	0	0	0	0	0	0	0	0	0	*-4,911*	0	0		
Operating income including net loss on unauthorised and concealed market activities	*754*	*471*	*675*	*622*	*910*	*804*	*713*	*774*	*895*	*996*	*407*	*-6,056*	*250*	*-368*		
Net income from other assets	0	0	1	-12	23	1	4	2	1	-1	2	24	-3	7		
Net income from companies accounted for by the equity method	4	6	-5	17	6	6	8	4	6	2	6	5	5	1		
Impairment losses on goodwill	0	-13	0	0	0	0	0	0	*0*	*0*	*0*	*0*	*0*	*0*		
Income tax	-257	-115	-170	-126	-293	-219	-197	-193	-233	-274	-101	2,109	-113	177		
Net income before minority interests	*501*	*349*	*501*	*501*	*646*	*592*	*528*	*587*	*669*	*723*	*314*	*-3,918*	*139*	*-183*		
o.w. minority interests	3	3	3	2	3	3	5	2	3	2	4	0	0	3		
Net income	*498*	*346*	*498*	*499*	*643*	*589*	*523*	*585*	*666*	*721*	*310*	*-3,918*	*139*	*-186*		
Average allocated capital	3,686	3,975	4,362	4,570	4,747	4,868	4,969	5,067	5,303	5,731	5,888	5,811	5,913	6,145		
ROE after tax	54.0%	34.8%	45.7%	43.7%	54.2%	48.4%	42.1%	46.2%	50.2%	50.3%	21.1%	NM	9.4%	NM		
Corporate and Investment Banking (excl. Cowen)																
Net income	1,494	1,195	1,441	1,359	1,879	1,776	1,517	1,688	1,947	2,077	1,159	-661	1,563	663		
Financing and Advisory	*348*	*330*	*354*	*456*	*308*	*396*	*416*	*439*	*354*	*449*	*375*	*681*	*980*	*-88*		
Fixed Income, Currencies and Commodities	*485*	*289*	*477*	*507*	*543*	*623*	*492*	*594*	*525*	*584*	*105*	*-2099*	*-151*	*48*		
Equities	*661*	*576*	*610*	*396*	*1028*	*757*	*609*	*655*	*1068*	*1044*	*679*	*757*	*734*	*703*		
Operating expenses	-791	-746	-794	-783	-997	-1,004	-824	-930	-1,081	-1,112	-743	-489	-1,001	-954		
Gross operating income	*703*	*449*	*647*	*576*	*882*	*772*	*693*	*758*	*866*	*965*	*416*	*-1,150*	*562*	*-291*		
Net allocation to provisions	47	22	32	44	19	35	23	16	29	31	-9	5	-312	-77		
Operating income excluding net loss on unauthorised and concealed market activities	*750*	*471*	*679*	*620*	*901*	*807*	*716*	*774*	*895*	*996*	*407*	*-1,145*	*250*	*-368*		
Net loss on unauthorised and concealed market activities	0	0	0	0	0	0	0	0	*0*	*0*	*0*	*-4,911*	*0*	*0*		
Operating income including net loss on unauthorised and concealed market activities	*750*	*471*	*679*	*620*	*901*	*807*	*716*	*774*	*895*	*996*	*407*	*-6,056*	*250*	*-368*		
Net income from other assets	0	0	1	-12	23	1	4	2	1	-1	2	24	-3	7		
Net income from companies accounted for by the equity method	4	6	-5	17	6	6	8	4	6	2	6	5	5	1		
Impairment losses on goodwill	0	-13	0	0	0	0	0	0	*0*	*0*	*0*	*0*	*0*	*0*		
Income tax	-256	-115	-171	-125	-290	-219	-199	-193	-233	-274	-101	2,109	-113	177		
Net income before minority interests	*498*	*349*	*504*	*500*	*640*	*595*	*529*	*587*	*669*	*723*	*314*	*-3,918*	*139*	*-183*		
o.w. minority interests	3	3	3	2	3	3	5	2	3	2	4	0	0	3		
Net income	*495*	*346*	*501*	*498*	*637*	*592*	*524*	*585*	*666*	*721*	*310*	*-3,918*	*139*	*-186*		
Average allocated capital	3,677	3,965	4,353	4,561	4,738	4,860	4,963	5,065	5,303	5,731	5,888	5,811	5,913	6,145		
ROE after tax	53.8%	34.9%	46.0%	43.7%	53.8%	48.7%	42.2%	46.2%	50.2%	50.3%	21.1%	NM	9.4%	NM		
Corporate Centre																
Net banking income	53	38	102	31	144	111	12	-66	36	92	38	154	-111	261		
Operating expenses	-57	7	-37	-64	-11	-68	2	-54	-14	-32	-16	-32	-12	-45		
Gross operating income	*-4*	*45*	*65*	*-33*	*133*	*43*	*14*	*-120*	*22*	*60*	*22*	*122*	*-123*	*216*		
Net allocation to provisions	14	7	-1	7	-3	-2	6	-2	0	5	-1	-17	2	-3		
Operating income	*10*	*52*	*64*	*-26*	*130*	*41*	*20*	*-122*	*22*	*65*	*21*	*105*	*-121*	*213*		
Net income from other assets	158	0	-1	-5	2	2	-3	2	0	4	-1	-16	611	14		
Net income from companies accounted for by the equity method	0	0	0	0	0	-3	0	-2	-1	-2	-1	-2	-1	-4		
Impairment losses on goodwill	0	0	0	-10	0	0	0	-18	0	0	0	0	0	0		
Income tax	56	52	11	52	29	-2	62	45	16	45	33	-211	-113	-208		
Net income before minority interests	*224*	*104*	*74*	*11*	*161*	*38*	*79*	*-95*	*37*	*112*	*52*	*-124*	*376*	*15*		
o.w. minority interests	61	46	49	54	55	58	61	41	57	62	59	44	46	56		
Net income	*163*	*58*	*25*	*-43*	*106*	*-20*	*18*	*-136*	*-20*	*50*	*-7*	*-168*	*330*	*-41*		

(a): Reported data not restated for the accounting consequences of the fictitious operations recorded in 2007 on unauthorised and concealed market activities. The restated data are presented in Appendix 3.

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2007 [(a)] - IFRS (inc. IAS 32 & 39 and IFRS 4)				2008 - IFRS (inc. IAS 32 & 39 and IF		
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
GROUP															
Net banking income	4,750	4,458	4,871	5,087	5,771	5,709	5,266	5,671	6,046	6,622	5,375	3,880	5,679	5,584	
Operating expenses	-2,985	-2,897	-3,016	-3,258	-3,412	-3,489	-3,213	-3,589	-3,698	-3,817	-3,374	-3,416	-3,905	-3,957	
Gross operating income	*1,765*	*1,561*	*1,855*	*1,829*	*2,359*	*2,220*	*2,053*	*2,082*	*2,348*	*2,805*	*2,001*	*464*	*1,774*	*1,627*	
Net allocation to provisions	*-73*	*-115*	*-120*	*-140*	*-162*	*-152*	*-134*	*-231*	*-192*	*-186*	*-226*	*-301*	*-598*	*-387*	
Operating income excluding net loss on unauthorised and concealed market activities	*1,692*	*1,446*	*1,735*	*1,689*	*2,197*	*2,068*	*1,919*	*1,851*	*2,156*	*2,619*	*1,775*	*163*	*1,176*	*1,240*	
Net loss on unauthorised and concealed market activities	0	0	0	0	0	0	0	0	0	0	0	*-4,911*	0	0	
Operating income including net loss on unauthorised and concealed market activities	1,692	1,446	1,735	1,689	2,197	2,068	1,919	1,851	2,156	2,619	1,775	*-4,748*	1,176	1,240	
Net income from other assets	*166*	*-1*	*0*	*-17*	*34*	*4*	*3*	*2*	*24*	*6*	*-3*	*13*	*606*	*35*	
Net income from companies accounted for by the equity method	*5*	*8*	*-4*	*10*	*10*	*3*	*8*	*-3*	*11*	*9*	*12*	*12*	*5*	*7*	
Impairment losses on goodwill	*0*	*-13*	*0*	*-10*	*0*	*0*	*0*	*-18*	*0*	*0*	*0*	*0*	*0*	*0*	
Income tax	*-507*	*-367*	*-483*	*-433*	*-637*	*-615*	*-518*	*-523*	*-613*	*-719*	*-484*	*1,534*	*-519*	*-432*	
Net income before minority interests	*1,356*	*1,073*	*1,248*	*1,239*	*1,604*	*1,460*	*1,412*	*1,309*	*1,578*	*1,915*	*1,300*	*-3,189*	*1,268*	*850*	
o.w. minority interests	*137*	*121*	*126*	*130*	*145*	*146*	*143*	*130*	*147*	*171*	*177*	*162*	*172*	*206*	
Net income	*1,219*	*952*	*1,122*	*1,109*	*1,459*	*1,314*	*1,269*	*1,179*	*1,431*	*1,744*	*1,123*	*-3,351*	*1,096*	*644*	
Average allocated capital	15,771	16,412	17,083	17,759	18,437	19,454	20,482	22,054	23,268	23,727	24,324	23,413	25,436	29,033	
ROE after tax	30.8%	23.1%	26.1%	24.8%	31.5%	26.8%	24.6%	21.2%	24.4%	29.0%	18.0%	NM	16.5%	8.6%	

(a): Reported data not restated for the accounting consequences of the fictitious operations recorded in 2007 on unauthorised and concealed market activities. The restated data are presented in Appendix 3.

APPENDIX 2: METHODOLOGY

1- Reported 2007 historic quarterly results have been restated: corrections in respect of the fictitious operations recorded on unauthorised and concealed market activities uncovered in January 2008.
The quarterly results at March 31st 2007, June 30th 2007, September 30th 2007 and December 31st 2007, presented for comparative purposes, have been adjusted to restate the accounting consequences of the fictitious operations recorded in 2007 and 2008 on unauthorised and concealed market activities discovered in January 2008. This information is presented in Appendix 3. However, in order to provide more relevant information on the Group's performance, the figures in this document correspond to reported historic data. The comments are also based on these reported data.

2- The interim consolidated results at June 30th 2008 and the comparative information established for this purpose are reviewed by the Statutory Auditors. They were approved by the Board of Directors on August 4th 2008
The financial information presented for the six-month period ended June 30th 2008 has been prepared in accordance with IFRS (International Financial Reporting Standards) as adopted in the European Union on June 30th 2008. In particular, the Group's summarised interim consolidated financial statements have been prepared and are presented in accordance with IAS 34 "Interim Financial Reporting".

3- **Group ROE** is calculated on the basis of average Group shareholders' equity under IFRS excluding (i) unrealised or deferred capital gains or losses booked directly under shareholders' equity excluding conversion reserves, (ii) deeply subordinated notes, (iii) undated subordinated notes recognised as shareholders' equity, and deducting (iv) interest to be paid to holders of deeply subordinated notes and of the reclassified, undated subordinated notes. The net income used to calculate ROE excludes interest, net of tax impact, to be paid to holders of deeply subordinated notes for the period and, as of 2006, to the holders of reclassified, undated subordinated notes (i.e. EUR 23 million in Q2 2008 and EUR 83 million in 2007 vs. EUR 22 million in Q2 2007).

4- **Earnings per share** is the ratio of (i) net income for the period after deduction (as of 2005) of the interest, net of tax, to be paid to holders of deeply subordinated notes (EUR 20 million in Q2 2008 and EUR 15 million in Q2 2007) and, as of 2006, the interest, net of tax, to be paid to holders of undated subordinated notes which were reclassified from debt to shareholders' equity (EUR 14 million in Q2 2008 vs. EUR 11 million in Q2 2007) and (ii) the average number of shares outstanding excluding treasury shares, but taking into account (a) trading shares held by the Group, and (b) shares held under the liquidity contract.

5- **Net assets** are comprised of Group shareholders' equity, excluding (i) deeply subordinated notes (EUR 4.3 billion), undated subordinated notes previously recognised as debt (EUR 0.8 billion) and (ii) interest to be paid to holders of deeply subordinated notes and undated subordinated notes, but reinstating the book value of trading shares held by the Group and shares held under the liquidity contract. The number of shares used to calculate book value per share is the number outstanding at June 30th 2008, excluding treasury shares but including (a) trading shares held by the Group and (b) shares held under the liquidity contract.

APPENDIX 3: FICTITIOUS OPERATIONS RECORDED ON UNAUTHORISED AND CONCEALED MARKET ACTIVITIES HAVE BEEN RESTATED

3.1 Comparative income statement for Q2 and H1

(in millions of euros)	Q2 07 Restated	Q2 08	Chge	H1 07 Restated	H1 08	Chge
GROUP						
Net banking income	6,622	5,584	-1,038	12,668	11,263	-1,405
Operating expenses	-3,817	-3,957	-140	-7,515	-7,862	-347
Gross operating income	*2,805*	*1,627*	*-1,178*	*5,153*	*3,401*	*-1,752*
Net allocation to provisions	*-186*	*-387*	*-201*	*-378*	*-985*	*-607*
Operating income excluding net gains or losses on unauthorised and concealed market activities	*2,619*	*1,240*	*-1,379*	*4,775*	*2,416*	*-2,359*
Net loss on unauthorised and concealed market activities	-2,064	0	2,064	-2,161	0	2,161
Operating income including net gains or losses on unauthorised and concealed market activities	555	1,240	685	2,614	2,416	-198
Net income from other assets	*6*	*35*	*29*	*30*	*641*	*611*
Net income from companies accounted for by the equity method	*9*	*7*	*-2*	*20*	*12*	*-8*
Impairment losses on goodwill	*0*	*0*	*0*	*0*	*0*	*0*
Income tax	*-8*	*-432*	*-424*	*-588*	*-951*	*-363*
Net income before minority interests	*562*	*850*	*288*	*2,076*	*2,118*	*42*
o.w. minority interests	*171*	*206*	*35*	*318*	*378*	*60*
Net income	*391*	*644*	*253*	*1,758*	*1,740*	*-18*
Average allocated capital	22,986	29,033		23,111	27,235	
ROE after tax	6.4%	8.6%		14.9%	12.3%	

3.2 Reported 2007 historic quarterly results have been restated for the fictitious operations recorded on unauthorised and concealed market activities

	2007							
(in millions of euros)	Q1		Q2		Q3		Q4	
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated
Corporate and Investment Banking								
Net banking income	1,947	1,947	2,077	2,077	1,159	1,159	-661	-661
Operating expenses	-1,081	-1,081	-1,112	-1,112	-743	-743	-489	-489
Gross operating income	*866*	*866*	*965*	*965*	*416*	*416*	*-1,150*	*-1,150*
Net allocation to provisions	29	29	31	31	-9	-9	5	5
Operating income excluding net gains or losses on unauthorised and concealed market activities	*895*	*895*	*996*	*996*	*407*	*407*	*-1,145*	*-1,145*
Net loss on unauthorised and concealed market activities	0	-97	0	-2,064	0	2,524	*-4,911*	-5,274
Operating income including net gains or losses on unauthorised and concealed market activities	*895*	*798*	*996*	*-1,068*	*407*	*2,931*	*-6,056*	*-6,419*
Net income from other assets	1	1	-1	-1	2	2	24	24
Net income from companies accounted for by the equity method	6	6	2	2	6	6	5	5
Impairment losses on goodwill	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Income tax	-233	-200	-274	428	-101	-959	2,109	2,232
Net income before minority interests	*669*	*605*	*723*	*-639*	*314*	*1,980*	*-3,918*	*-4,158*
o.w. minority interests	3	3	2	2	4	4	0	0
Net income	*666*	*602*	*721*	*-641*	*310*	*1,976*	*-3,918*	*-4,158*
Corporate Centre								
Net banking income	36	36	92	92	38	38	154	154
Operating expenses	-14	-14	-32	-32	-16	-16	-32	-32
Gross operating income	*22*	*22*	*60*	*60*	*22*	*22*	*122*	*122*
Net allocation to provisions	0	0	5	5	-1	-1	-17	-17
Operating income	*22*	*22*	*65*	*65*	*21*	*21*	*105*	*105*
Net loss on unauthorised and concealed	0	0	4	4	-1	-1	-16	-16
Net income from companies accounted for by the equity method	-1	-1	-2	-2	-1	-1	-2	-2
Impairment losses on goodwill	0	0	0	0	0	0	0	0
Income tax	16	16	45	54	33	22	-211	-209
Net income before minority interests	*37*	*37*	*112*	*121*	*52*	*41*	*-124*	*-122*
o.w. minority interests	57	57	62	62	59	59	44	44
Net income	*-20*	*-20*	*50*	*59*	*-7*	*-18*	*-168*	*-166*
GROUP								
Net banking income	6,046	6,046	6,622	6,622	5,375	5,375	3,880	3,880
Operating expenses	-3,698	-3,698	-3,817	-3,817	-3,374	-3,374	-3,416	-3,416
Gross operating income	*2,348*	*2,348*	*2,805*	*2,805*	*2,001*	*2,001*	*464*	*464*
Net allocation to provisions	*-192*	*-192*	*-186*	*-186*	*-226*	*-226*	*-301*	*-301*
Operating income excluding net gains or losses on unauthorised and concealed market activities	*2,156*	*2,156*	*2,619*	*2,619*	*1,775*	*1,775*	*163*	*163*
Net loss on unauthorised and concealed market activities	0	-97	0	-2,064	0	2,524	*-4,911*	-5,274
Operating income including net gains or losses on unauthorised and concealed market activities	2,156	2,059	2,619	555	1,775	4,299	*-4,748*	-5,111
Net income from other assets	*24*	*24*	*6*	*6*	*-3*	*-3*	*13*	*13*
Net income from companies accounted for by the equity method	*11*	*11*	*9*	*9*	*12*	*12*	*12*	*12*
Impairment losses on goodwill	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Income tax	*-613*	*-580*	*-719*	*-8*	*-484*	*-1,353*	*1,534*	*1,659*
Net income before minority interests	*1,578*	*1,514*	*1,915*	*562*	*1,300*	*2,955*	*-3,189*	*-3,427*

APPENDIX 4: IMPACT OF NON-RECURRING ITEMS ON PRE-TAX PROFITS

	EUR m	Q1 07	Q2 07	Q1 08	Q2 08	H1 07	H1 08
Non-recurring items in NBI	**French Networks**		36			36	
	Euronext capital gain	-	36	-	-	36	-
	Global Investment Management and Services		165	- 274		165	- 274
	Asset Management	-	-	- 274	-	-	- 274
	Liquidity support provided to certain funds	-	-	- 274	-	-	- 274
	Private Banking	-	1	-	-	1	-
	Euronext capital gain	-	1	-	-	1	-
	SG SS, Brokers and Online Savings	-	164	-	-	164	-
	Euronext capital gain at SG SS	-	159	-	-	159	-
	Euronext capital gain at Fimat	-	5	-	-	5	-
	Corporate and Investment Banking	- 6	60	31	- 1,223	54	- 1,192
	Equities	1	20	200	- 68	21	132
	Euronext capital gain at SG CIB	-	34	-	-	34	-
	Revaluation of financial liabilities + Own shares	1	- 14	200	- 68	- 13	132
	Fixed Income, Currencies and Commodities	1	26	- 868	- 661	27	- 1,529
	Revaluation of financial liabilities	-	-	323	- 79	-	244
	Losses and write-downs on exotic credit derivatives	14	10	- 417	- 372	24	- 789
	Write-down of unhedged CDOs	- 5	- 37	- 350	- 20	- 42	- 370
	Write-down of monolines	-	-	- 203	- 98	-	- 301
	Write-down of RMBS	- 8	- 29	- 43	- 15	- 37	- 58
	Write-down of European ABS sold by SGAM	-	-	- 166	- 84	-	- 250
	Write-down/Reversal of SIV PACE	-	-	- 12	7	-	- 5
	ICE capital gain	-	82	-	-	82	-
	Financing and Advisory	- 8	14	699	- 494	6	205
	MtM value of CDS	- 8	14	743	- 501	6	242
	Write-down/Reversal of Non IG transactions in underwriting	-	-	- 44	7	-	- 37
	Corporate Centre				306		306
	Revaluation of financial liabilities at Crédit du Nord	-	-	-	44	-	44
	Capital gain on Muscat	-	-	-	262	-	262
	Total impact on GROUP NBI	- 6	261	- 243	- 917	255	- 1,160
Net alloc. to provisions	**Corporate and Investment Banking**			- 282			- 282
	Allocations to a few accounts	-	-	- 282	-	-	- 282
Net gain on other assets	**Corporate Centre**			602			602
	Capital gain on Fimat	-	-	602	-	-	602
	Total impact on GROUP	- 6	261	77	- 917	255	- 840

SOCIETE GENERALE
Consumer Finance

RECEIVED
2008 AUG 25 A 11:21

Press Release

Paris, July 10, 2008

Société Générale launches CrediNil in Egypt

Société Générale Consumer Finance continues its international development strategy with the recent launch of **CrediNil** in Egypt.

CrediNil is a new specialized consumer finance division of **National Société Générale Bank,** a subsidiary of the Société Générale Group and number one private bank in Egypt. CrediNil will offer a high-quality service for distributors and partners and promote a large range of products adapted to the needs of Egyptian customers, either through its network of specialized distributors or directly to the customer. The product offer will begin with car loans sold in car dealerships and be extended in the near future to other types of loans and distribution channels.

With 80 million inhabitants and rapidly growing consumption, Egypt is a market with high potential for development in consumer finance credits.

CrediNil will benefit from international synergies with Société Générale Consumer Finance, and from the local expertise of National Société Générale Bank. This launch is in line with the aim of Société Générale Consumer Finance to develop its consumer credit activities in the region, which already includes Morocco, Turkey, Greece and Cyprus.

Société Générale Consumer Finance now operates in 26 countries.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:
- Retail Banking & Financial Services: Société Générale serves 30 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 731 billion, Mar. 2008) and under management (EUR 391 billion, March. 2008).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS DEPARTMENT
SOCIETE GENERALE

Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène AGABRIEL
+33 (0)1 41 45 97 13

Laura SCHALK
+33 (0)1 42 14 52 86
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
France
Fax: +33 (0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
Public limited company with
EUR 729,088,551.25 capital
552 120 222 RCS PARIS

Société Générale Consumer Finance

Société Générale Consumer Finance manages the Group's consumer credit activities at an international level. It includes nearly 17,000 employees and several subsidiaries spread over 26 countries, and manages EUR 21 billion. Its activity consists of offering multiple product finance solutions to private customers and partners.

- Financing of sales, equipment goods and vehicles for distributors and manufacturers
- Direct financial solutions for private customers
- Management services for partner bank networks

The subsidiaries managed by Société Générale Consumer Finance are regularly among the main market players in which it operates: In France, Italy, Germany, Morocco, and Russia to name a few.

The International Retail Networks

International retail banking (close to 12 million clients, 57,000 staff working in more than 3,400 branches in 33 countries and French Overseas Territories) develops and adapts its universal banking model to local markets. Its development is primarily focused in three geographic regions: Central and Eastern Europe, the Mediterranean Basin, and Africa and French Overseas Territories.

The strategy of organic and external growth of the international retail networks, underpinned by intra-Group synergies, expanding the product range and exploring alternative distribution channels, has enabled this core business to effectively increase its customer base.

SOCIETE GENERALE
Insurance

Press Release

Paris, July, 9

Société Générale Srbija and Sogécap create a pension fund management company in Serbia

Société Générale Srbija, Société Générale group's retail bank in Serbia, and **Sogécap**, Société Générale group's life insurance and capitalisation subsidiary, have just received joint approval from the Serbian National Bank to establish a pension fund management company.

Société Générale Penzije will be jointly owned by Société Générale Srbija (51%) and Sogécap (49%). Société Générale Srbija will market the product to its clientele through a network of 89 branches.

This operation consolidates **Société Générale insurance**'s international footprint, while completing Société Générale group's presence in Serbia. In addition to retail banking, the Group is present on the Serbian consumer credit (PartnerKrediti) and vehicle fleet long-term leasing and management (ALD Automotive) markets.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves some 30 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (€2,731, March 2008) and under management (€391 billion, March 2008).
- Corporate & Investment Banking: Société Générale Corporate & Investment Banking ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Srbija
Société Générale Srbija, a wholly-owned Société Générale subsidiary, with some 1,100 employees, operates a universal banking business covering all market segments, from conventional retail banking to investment banking. It was first established in Serbia in 1977, the country's first bank with predominantly foreign capital. Société Générale Srbija now has 235,000 individual customers and 7,500 business customers and operates a network of 89 branches.

Société Générale Insurance
Société Générale Insurance, which includes all Sogécap Group's international business, is active in four areas of business: loan insurance, individual and collective providence funds, savings and pension funds. It is now present in Serbia, alongside thirteen other countries: Luxembourg, Lebanon, Morocco, Egypt, Czech Republic, Greece, Bulgaria, Russia, Germany, Portugal, Romania, China (via a representative office) and, finally, India, in partnership with a major local player.

PRESS CONTACTS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène MAZIER
+33 (0)1 58 98 72 74

Mireille MOURTADA
+33 (0)1 42 14 58 19
Laura SCHALK
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P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French company with capital of € 738 409 055
552 120 222 RCS PARIS

Sogécap

Sogécap Group employs 1,000 people (46% of them outside France). Sogécap, Société Générale group's life insurance and capitalisation company, is France's 4th largest bank-insurance operator and 6th largest life insurance company. In 2007, Socécap group posted total sales of €8.9bn, with a net result of €215m (group share)www.Sogécap.com

SOCIETE GENERALE

Press Release

Paris, 3 July 2008

Through the acquisition of PEMA, SG Equipment Finance takes position on the truck rental with services market

SG Equipment Finance announces the acquisition of 100 % of PEMA GmbH, a truck and trailer rental company which owns a fleet of 15,000 vehicles. The transaction, which was signed on July 3rd is subject to approval by the European Commission.

PEMA, founded in 1976 with its head office in Herzberg, Germany, is one of the forerunners in the rental of trucks and trailers with services such as maintenance and repair of the vehicles. PEMA employs 500 people, serves approximately 4,000 customers and achieved a net profit of 22 M€ in 2007. An extended network of 26 contact offices allows PEMA to offer its services in eight European countries: Belgium, the Czech Republic, Denmark, Germany, Poland, Romania, Slovakia and Switzerland. The fleet size has been doubled in the last four years. The need for greater financial flexibility by transport companies should allow this activity to continue to grow rapidly.

SG Equipment Finance is a European leader for equipment and vendor finance. Present in 23 countries worldwide through an extensive network of more than 100 branches, SG Equipment Finance has financed new investment worth EUR 10 billion in 2007 and manages more than EUR 22 billion assets. The group serves approximately 170,000 clients in the transport, industrial equipment and high-tech markets, of which more than 60,000 are located in Germany.

Jean-Francois Gautier, Head of the Specialised Financial Services Division of Société Générale, declared: *" We are very pleased with this acquisition, which enables us to build upon the expertise of PEMA in truck and trailer rental with services. It ideally complements our products offering."*

Thomas Manns, Managing Director of PEMA declared: *"The acquisition of PEMA by SG Equipment Finance will, thanks to the support of an international and specialised finance institution, enable the company to continue its development in order to become a major player in truck and trailer rental with services in Europe".*

The transaction fits perfectly with SG Equipment Finance's strategy to broaden its product offering and to propose a flexible and high quality rental with services product to its customers in a context of increasing demand for the transport of goods in Europe.

SG Equipment Finance was advised by the German M&A team of SG CIB.

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène MAZIER
+33 (0)1 58 98 72 74

Mireille MOURTADA
+33 (0)1 42 14 58 19
Laura SCHALK
+33 (0)1 42 14 52 86
P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 738,409,055
552 120 222 RCS PARIS

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 30 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 731 billion, Mar. 2008) and under management (EUR 391 billion, Mar. 2008).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.

www.socgen.com

SG Equipment Finance
SG Equipment Finance is the international equipment and vendor finance specialist of Société Générale Group. SG Equipment Finance is a leading player in Europe; it employs more than 2000 people serving more than 170.000 customers in 23 countries in the world. At the end of 2007, SG Equipment Finance managed EUR 21 billion assets.
www.sgef.com

SG Equipment Finance Germany
(GEFA Gesellschaft für Absatzfinanzierung mbH)
With new business of EUR 3.1 billion and managed assets of EUR 6.3 billion in 2007, SG Equipment Finance Germany is one of the leading, manufacturer independent, equipment financing and leasing companies in Germany. The company offers a broad range of products including:

- leasing
- loans
- hire purchase
- inventory finance
- refinancing
- insurance services.

www.gefa.de

SOCIETE GENERALE

Press Release

Paris, 3 July 2008

Global Employee Share Ownership Program 2008 : results of the 21st employee reserved capital increase

For the past 21 years, Société Générale has provided its staff the possibility of purchasing shares in the company at preferential rates, and the staff has thus become the Group's main shareholder. Every year, the capital increase opens to new French subsidiaries and international entities under the terms of the Global Employee Share Ownership Program. In 2008, some 10,000 additional employees were able to subscribe to shares for the very first time.

The 2008 operation, proposed at a share price of €53.67, took place between 15 April and 6 May 2008. In all, 68,000 employees and former employees subscribed to the plan, representing an investment of €400.2 million, representing 7.46 million shares, the second largest capital increase reserved for employees in terms of the sums invested, since the plan was first launched.

The results of the 2008 share program confirm the staff's goal to remain a significant shareholder in the Group's capital. More than 75,000 employees and former employees worldwide are now Société Générale shareholders, accounting for 7.1% of the Group's share capital at end-June 2008 (approximately €2.5 bn to date).

The program has provided Société Générale employees with the opportunity to confirm their confidence in the company's strengths and development strategy.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves some 30 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (€2,731, March 2008) and under management (€391 billion, March 2008).
- Corporate & Investment Banking: Société Générale Corporate & Investment Banking ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène MAZIER
+33 (0)1 58 98 72 74

Mireille MOURTADA
+33 (0)1 42 14 58 19
Laura SCHALK
+33 (0)1 42 14 52 86
P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 738,409,055
552 120 222 RCS PARIS

SG
Private Banking

Press release

London, 1 July 2008

SG Hambros acquires ABN AMRO's Private Banking activities in Gibraltar

SG Hambros Bank (Gibraltar) Limited ("SG Hambros"), part of SG Private Banking, has acquired 100% of the Gibraltar-based private banking business of ABN AMRO Bank N.V.

The agreement was signed on 26th June 2008 and is expected to become effective in early September 2008. The deal follows SG Hambros Bank Limited's acquisition of ABN AMRO's London-based activities in December 2007.

SG Hambros is thus further strengthening its presence in Gibraltar, making it one of the leading private banking players in the jurisdiction.

This type of deal is part of the strategy of SG Private Banking, which is developing its activities through both internal and external growth in key wealth management markets.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 30 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 731 billion, Mar. 2008) and under management (EUR 391 billion, March. 2008).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS SERVICE
SOCIETE GENERALE- GIMS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

GIMS/COM
Immeuble SGAM
170, place Henri Regnault
92043 Paris La Défense cedex
France
Fax: +33 (0)1 56 37 28 88

PRESS SERVICE
SOCIETE GENERALE

+33 (0)1 42 14 49 48
www.socgen.com

SG Private Banking
SG Private Banking, the wealth management arm of Société Générale, is one of the Top 15 private banks worldwide (Euromoney 2008), with €71.7bn of assets under management at the end of March 2008.
With more than 2,700 staff in 25 countries across the globe, SG Private Banking offers wealth management solutions to High Net Worth Individuals with financial assets in excess of one million euros. SG Private Banking's offering includes:

- Domestic and international wealth planning and fiduciary services (trust and tax planning),
- Global expertise in structured products, hedge funds, mutual and private equity funds and real estate investment solutions,
- Access to capital markets.

SG Private Banking teams are widely recognized for their expertise in wealth management and asset allocation, and propose global tailor-made solutions combining performance and risk control. Their professionalism was rewarded by Euromoney with the title 'Best private bank in Western Europe for its offer in structured products' in 2008. SG Private Banking was named 'Outstanding Private Bank for its offer in Alternative Investments' by Private Banker International in 2007.
www.sgprivatebanking.com

SOCIETE GENERALE
Securities Services

Press release

Paris, 30th June 2008

Société Générale Securities Services announces organisational changes to respond to rapid four-year growth

Société Générale Securities Services (SGSS) changes its organisation to respond to its rapid expansion over the past four years resulting from organic growth, acquisitions and new mandates. This reorganisation will ensure that SGSS continues to offer a high-quality, efficient service to its clients whilst expanding the range of services and country coverage it is able to offer clients.

The changes within SGSS, which are effective immediately, include:

- The creation of seven international business lines responsible for their individual product offerings across all SGSS locations. The seven business lines are:
  - Clearing Services, headed by Philippe Robeyns
  - Custody and Trustee Services, headed by Etienne Deniau
  - Retail Custody Services, headed by Philippe Huerre
  - Fund Administration and Asset Servicing, headed by Serge Jacqueline
  - Fund Distribution Services, headed by Pascal Bérichel
  - Liquidity Management, headed by Guy d'Albrand
  - Global Issuer Services, headed by Jean-Louis Vayne

- The creation of a global commercial team, headed by Sébastien Danloy. The team's main objective is to highlight SGSS full range of products and services geared per geographical coverage and per client type. The team includes dedicated relationship managers and key account managers as well as a product development unit responsible for the marketing and packaging of SGSS's offering.

- The reinforcement of a country management function applicable in priority to countries where SGSS enjoys a leading positioning and on emerging countries which developments are key in the future growth of SGSS. Massimo Cotella as CEO SGSS Spa will assume country management for Italy and Ramy Bourgi as Head of Emerging Markets Development will act as country manager for these countries.

SOCIETE GENERALE
GIMS

PRESS RELATIONS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

GIMS/COM
170, place Henri Regnault
92043 Paris La Défense cedex
France
Fax: +33 (0)1 56 37 86 62
www.socgen.com

SGSS - Société Générale
Securities Services
Valérie SINIAMIN-FINN
Communication Department
+33 (0)1 56 37 37 40
valerie.siniamin-finn@socgen.com

- The grouping of IT and back-office teams into two global divisions headed respectively by Jean Cadroy and Jean-Michel Leclercq. This new set up aims at optimising resources and processing thus reinforcing synergies. These two teams operate in direct relation with the head of business lines in order to optimise time to market solutions.

- The strengthening and centralisation of central corporate functions headed respectively by Head of HR, Jean-Claude Martinez; Head of Risk Claire Rambaud; Head of Finance Jean-Eric Ferrary; and Head of Communications Valérie Siniamin-Finn.

This new organisation is managed by a strong team, led by Global Head of SGSS Alain Closier and comprised of Bruno Prigent who becomes Deputy Head of SGSS, Alcibiade Vinot who becomes Chief Administrative Officer and Jean-Michel Mépuis as Head of Strategy and Development.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:
- Retail Banking & Financial Services: Société Générale serves 30 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 731 billion, Mar. 2008) and under management (EUR 391 billion, March. 2008).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Securities Services
Société Générale Securities Services offers a full range of securities services in:

- Clearing, delivery and settlement
- Securities back-office outsourcing services
- Custody, trustee, transfer agent, fund and portfolio administration
- Employee Share Plan Management

Société Générale Securities Services currently ranks 8th worldwide custodian *(source: globalcustody.net)* with €2,731* billion in assets under custody. Société Générale Securities Services provides custody & trustee services for 3,074* funds and the valuation of 5,158* funds representing assets under administration of around €499* billion. Société Générale Securities Services also ranks among the European leaders in stock option management.

Société Générale Securities Services is present in key financial centres and employs over 4200 people.

Société Générale Securities Services is part of Global Investment Management and Services (GIMS), one of the six business lines of the Société Générale Group, which also includes asset management (Société Générale Asset Management), private banking (SG Private Banking), execution and clearing of listed derivative products (Newedge) and direct banking (Boursorama).

**figures at end March 2008*
www.sg-securities-services.com

SOCIETE GENERALE

Press Release

Paris, 18 June 2008

New appointments within Société Générale's Management Committee

Société Générale announces the appointment of four new members within Société Générale Group's Management Committee :

- **François Boucher,** Chief Administrative Officer, Société Générale Corporate and Investment Banking ;
- **Patrick Gelin,** President & Chief Executive Officer BRD ;
- **Alexander Popov,** Chief Executive Officer Rosbank ;
- **Patrick Renouvin,** Deputy Head International Retail Banking of Société Générale, in charge of Resources.

In addition, **Catherine Théry,** member of the Management Committee, is appointed Director of Internal Control Coordination, and in this newly created position, reports to the Group General Management.

The Management Committee now comprises 49 members including those of the Executive Committee.

François Boucher
F Boucher, 51, is a graduate of the Paris Ecole des Hautes Etudes Commerciales (HEC).
He began his career at Crédit Lyonnais and joined Société Générale in 1984 as an IT project manager. He moved to the Capital Markets Division in 1988 where he held a number of management positions in information systems and back offices. He was appointed Head of Capital Market Back Offices in 1995, and Head of Operations in 1997. In 2001, he was appointed Global Chief Information Officer, and became deputy Chief Administrative Officer in 2007. He has been Chief Administrative Officer since 2008, overseeing the Operations, IT, Operational Risks, Human Resources and Finance functions.

Patrick Gelin
Born in 1945, graduate from the Institute of Political Studies in Paris and holds a Master's degree in Law. Patrick Gelin joins Société Générale in 1970. He moves to the international financing division and becomes Responsible of the syndication department in 1979. In 1983, he is appointed Assistant General Manager of Société Générale UK and subsequently CEO of Société Générale Netherlands in 1986. In 1989, P Gelin is appointed Manager in the Hauts-de-Seine group of branch agencies and later Manager of the corporate branch agencies. From 1998 to 2001, P Gelin is appointed CEO of Société Générale in London and then CEO of BRD, the Group's subsidiary in Romania. He is appointed President & Chief Executive Officer of BRD in 2004.

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène MAZIER
+33 (0)1 58 98 72 74

Mireille MOURTADA
+33 (0)1 42 14 58 19
Laura SCHALK
+33 (0)1 42 14 52 86
P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 729,088,551.25
552 120 222 RCS PARIS

Alexander Popov
Born in 1970 in Moscow. Banking Graduate from the Moscow Institute of National Economy. Alexander Popov joins commercial bank Inkombank in 1991. He becomes Head of Treasury and member of the Executive Board of Uneximbank in 1995. He is appointed Head of Treasury department and Deputy CEO of Rosbank in 1998. In 2001, he becomes Treasury Director and Deputy General Director of Norilsk Nickel. Since February 2003, A Popov is Rosbank's Chairman of the Executive Board (CEO).

Patrick Renouvin
Born in 1959, graduate from CNAM, major in IT management. Patrick Renouvin joins IT company G-CAM in 1980. In 1986, he joins the IT division of Andersen Consulting and subsequently moves to its finance division. In 1991, he joins Bossard Consultants / Gemini Consulting, covering the local authorities sector and subsequently banks & insurance. P Renouvin moves to Crédit du Nord in 1999. He is appointed Deputy CEO in 2001 in charge of IT and banking services. He is appointed Deputy Head International Retail Banking, in charge of Resources, in June 2008.

Catherine Théry
Holder of a PHD in History, Catherine Théry joined Société Générale in 1981. She began her career in the bank's General Inspection department, then from 1987 to 1995 held various positions in the Individual Customer and Asset Management division. She was appointed Deputy Managing Director of SG Asset Management in 1997 and Chief Operating Officer, SG Securities Services in 2004.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 30 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 731 billion, Mar. 2008) and under management (EUR 391 billion, Mar. 2008).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SOCIETE
GENERALE

Group Management Committee

Didier ALIX	Deputy Chief Executive Officer
Thierry AULAGNON	Co-Head, Corporates, Institutions & Advisory
Philippe AYMERICH	Deputy Group Chief Risk officer
Alain BATAILLE	Group Country Head for United Kingdom
François BOUCHER	Chief Administrative Officer, Société Générale Corporate and Investment Banking
Henri BONNET	Deputy Head, Specialized Financial Services
Séverin CABANNES	Deputy Chief Executive Officer
Yannick CHAGNON	Head of Société Générale Payment Services
Philippe CITERNE	Deputy Chief Executive Officer
Alain CLOSIER	Head, Securities Services
Alain CLOT	Chairman and Chief Executive Officer, Société Générale Asset Management
Philippe COLLAS	Chairman of SG Global Investment Management and Services
Bernard DAVID	Deputy Head, International Retail Banking
Michel DOUZOU	Deputy Head of Retail Banking Network Société Générale France
Jean-François GAUTIER	Head, Specialized Financial Services
Patrick GELIN	President & Chief Executive Officer BRD
Laurent GOUTARD	Chairman and Chief Executive Officer of Komercni Banka
Didier HAUGUEL	Group Chief Risk Officer
Arnaud JACQUEMIN	Deputy Chief Financial Officer
Olivier KHAYAT	Head, Fixed Income, Currencies and Commodities
Maurice KOUBY	Head, Group Information Systems
Diony LEBOT	Chief Executive Officer of SG Americas
Hugues LE BRET	Head, Group Communication
Anne MARION-BOUCHARCOURT	Head, Group Human Resources

Jean-Louis MATTEI	Head, International Retail Banking
Inés MERCEREAU	Deputy Head of Specialized Financial Services
Christophe MIANNÉ	Deputy Chief Executive Officer of Société Générale Corporate and Investment Banking, Head, Global Equities & Derivatives Solutions
Philippe MIÉCRET	Head, Group Internal Audit
Jean-Pierre MUSTIER	CEO of Société Générale Corporate and Investment Banking
Benoit OTTENWALTER	Co-Head, Corporates, Institutions & Advisory
Fréderic OUDÉA	Chief Executive Officer
Jean-Luc PARER	Head, Capital Raising & Financing
Michel PÉRETIÉ	CEO of Société Générale Corporate and Investment Banking
Christian POIRIER	Senior Advisor to the Chairman and CEO
Alexander POPOV	Chief Executive Officer Rosbank
Alain PY	Chairman and Chief Executive Officer, Crédit du Nord
Patrick RENOUVIN	Deputy Head International Retail Banking of Société Générale in charge of Resources
Jacques RIPOLL	Head of Group Strategy
Sylvie RUCAR	Chief Executive Officer of SG Global Investment Management and Services
Jean-François SAMMARCELLI	Head of Retail Banking Société Générale France
Jean-Robert SAUTTER	Head of Sales and Marketing, Retail Banking Société Générale France
Christian SCHRICKE	Group Corporate Secretary
Patrick SOULARD	Deputy Chief Executive Officer of Société Générale Corporate and Investment Banking
Marc STERN	Chairman GIMS America
Patrick SUET	Deputy Group Corporate Secretary
Vincent TAUPIN	Chairman and Chief Executive Officer BOURSORAMA
Catherine THÉRY	Director of Internal Control Coordination
Daniel TRUCHI	Head, Private Banking
Didier VALET	Group Chief Financial Officer

SOCIETE GENERALE

Press Release

Paris, June 17th, 2008

Société Générale announces that it has sold its entire 7.8% stake in Oman based **BankMuscat** to The Royal Court Affairs of Oman.

Société Générale will continue to expand under the Société Générale brand in the Sultanate of Oman and the Gulf region which the bank sees as a key growth area. Société Générale has recently opened two branches in the Dubai International Financial Center which will act as a regional hub. Société Générale also maintains a subsidiary in Bahrain and a representative office in the United Arab Emirates. The Group will further develop its coverage of Corporates and Financial Institutions leveraging on its Corporate & Investment Banking, Asset Management and Securities Services expertise and expand its Private Banking activities.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 30 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 731 billion, Mar. 2008) and under management (EUR 391 billion, Mar. 2008).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Established in the Gulf region since 1975, Société Générale Group is present in Corporate and Investment Banking, Asset Management, Private Banking and Securities Services.

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène MAZIER
+33 (0)1 58 98 72 74

Mireille MOURTADA
+33 (0)1 42 14 58 19
Laura SCHALK
+33 (0)1 42 14 52 86
P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 729,088,551.25
552 120 222 RCS PARIS

Rockefeller
Rockefeller & Co., Inc.

SG
Private Banking

RECEIVED

2008 AUG 26 A 11: 41

Press release

Paris, France and New York, USA, 17th June, 2008

Rockefeller & Co. and SG Private Banking Announce Global Alliance. SG Private Banking purchases equity stake in Rockefeller Financial Services.

Rockefeller Financial Services, Inc., the parent company of Rockefeller & Co., Inc., a leading global wealth management firm, and SG Private Banking, the global wealth management arm of France's Société Générale, today announced a global alliance. Under this alliance, Rockefeller & Co. and SG Private Banking, as independent companies, will work together to share areas of expertise and jointly serve the financial needs of ultra high net worth individuals and family offices around the world. Both companies will also continue their own ongoing business activities.

As part of this global alliance, SG Private Banking has purchased a minority equity interest in Rockefeller Financial Services, the parent company of Rockefeller & Co. Under the terms of the agreement, James S. McDonald, President and Chief Executive Officer of Rockefeller & Co., will join the Executive Committee of SG Private Banking, while Daniel Truchi, Chief Executive Officer of SG Private Banking and Marc I. Stern, Chairman of Société Générale Global Investment Management and Services for North America, will join Rockefeller & Co.'s 11-member Board of Directors.

James S. McDonald said, *"We are delighted to enter this strategic alliance with SG Private Banking, which reflects our commitment to the continued investment in and growth of our global franchise, to the benefit of our clients in the U.S. and around the world. Our strategic alliance with SG Private Banking provides Rockefeller & Co. with access to resources that will broaden and deepen our best-in-class service to our clients, and today's announcement is a first step towards further exciting initiatives for both of our organizations."*

Daniel Truchi said, *"This relationship with such a highly regarded institution as Rockefeller & Co. is an important step in our development strategy globally and in North America. It will increase SG Private Banking's capability to provide a dedicated offering to ultra high net worth clients and family offices worldwide, a key client segment of our growth strategy. SG Private Banking and its clients will also benefit from Rockefeller & Co.'s long-established record of investment success, experience and know-how in wealth management and family office services."*

PRESS SERVICE
SOCIETE GENERALE- GIMS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

GIMS/COM
Immeuble SGAM
170, place Henri Regnault
92043 Paris La Défense cedex
France
Fax: +33 (0)1 56 37 28 88

PRESS SERVICE
SOCIETE GENERALE

+33 (0)1 42 14 49 48
www.socgen.com

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 30 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 731 billion, Mar. 2008) and under management (EUR 391 billion, Mar. 2008).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SG Private Banking
SG Private Banking, the wealth management arm of France's Société Générale for high net worth individuals, is one of the world's leading private banks, with approximately €71 billion of assets under management. Total assets under management for Société Générale Group's wealth management activity, including upper affluent segment, stood at around €184 billion. With more than 2,700 staff in 25 countries, SG Private Banking's teams are known for their expertise in wealth management and asset allocation, offering clients tailor-made solutions.

Rockefeller Financial Services / Rockefeller & Co.
Rockefeller Financial Services, Inc. is the parent company of Rockefeller & Co., Inc., a leading global wealth management firm that provides comprehensive wealth and investment management services to a diversified client base of high net worth individuals, families, trusts, foundations, endowments and other institutions in the U.S. and throughout the world. Headquartered in New York and with offices in Boston and Washington, D.C., Rockefeller & Co. and its subsidiaries have, as of March 31, 2008, total assets under administration of US $29 billion.

###

Your Media Contacts:

Rockefeller Financial Services / Rockefeller & Co.
Joseph Kuo
Kekst and Company
+ 1 212 521 4863
joe-kuo@kekst.com

SG Private Banking
Société Générale – Global Investment Management & Services
Jolyon Barthorpe
+ 33 (0) 1 56 37 88 17
Jolyon.barthorpe@sggims.com.

SOCIETE GENERALE
Corporate & Investment Banking

RECEIVED

2008 JUN 25 A 11: -1

Press release

London, 12 June, 2008

Société Générale Corporate & Investment Banking creates a Corporate and Social Responsibility department, headed by Eric May

Eric May is appointed head of Corporate and Social Responsibility (CSR), within the newly created department at Société Générale Corporate & Investment Banking.

Eric May will be in charge of coordinating all CSR initiatives related to Société Générale Corporate & Investment Banking worldwide. For that purpose, he will be in charge of proposing to the Executive Committee, defining and implementing a global strategy and action plans in the following fields:

- Sustainable banking: framework for a responsible approach in the way our corporate and investment banking activities are carried out.
- Towards carbon neutrality: reduction of the direct impact the bank's activities have on the environment.
- Citizenship programme: support to underprivileged communities.

Based in Paris, he will also report functionally to Philippe Laget, Head of Corporate Responsibility and Innovation management for Société Générale Group.

The creation of this new department illustrates the bank's commitment to sustainable development and follows other steps implemented by Société Générale Corporate & Investment Banking such as the adoption of the Equator Principles in September 2007, the partnership signed between humanitarian organisation CARE and The Société Générale Charitable Foundation in 2008, as well as the involvement of staff worldwide in citizenship and community activities.

Press contact:

Emmanuelle Renaudat
emmanuelle.renaudat@sgcib.com Tel + 33 1 42 13 97 85

Biography:

Eric May began his career as a consultant during six years at Accenture, a global management consulting firm. He then spent six years helping start new business ventures and as an export manager. Eric May joined Société Générale in 2006 within the Natural Resources and Energy financing team, where he was in charge of Business Development. Amongst other projects, he has overseen all CSR issues, including the development of a social & environmental process in corporate credit procedures.

Eric may is a graduate from EDHEC business school in Lille.

Note to the editors

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 30 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 731 billion, Mar. 2008) and under management (EUR 391 billion, March. 2008).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
A leading player present in over 45 countries across Europe, the Americas and Asia-Pacific, Société Générale Corporate & Investment Banking is the bank of reference for:

- Euro capital markets. A top 5 player across euro debt capital markets (bonds, securitisation, loans), and a leader in French Equity Capital Markets with European reach.
- Derivatives. A world leader in equity derivatives, and with forefront positions in many interest rate, credit, foreign exchange and commodities derivatives.
- Structured finance. A worldwide leader in export, project and structured commodity finance with global expertise in energy, infrastructure, real estate and media & telecom finance.

Tailoring solutions in terms of capital raising, financing, risk management and investment, Société Générale Corporate & Investment Banking combines expertise, innovation and advisory skills coupled with quality of execution to both issuers and investors clients across debt and equity.
www.sgcib.com

SG
Private Banking

Press Release

Paris, 10 June 2008

SG Private Banking strengthens its wealth management platform in France by opening a regional private banking centre in Bordeaux

SG Private Banking, the wealth management arm of Société Générale Group, is reaching out to high net worth individuals outside Paris by opening a regional private banking centre in Bordeaux.

Working with Société Générale's retail bank, SG Private Banking is strengthening its presence in France's regions to develop its business with high net worth individuals seeking proximity, availability and a comprehensive approach to the management of their wealth. SG Private Banking will benefit from the retail network's expertise and knowledge of the local economic context.

With its strong track record in wealth management and advisory services, SG Private Banking will focus in particular on accompanying entrepreneurs, company directors and members of the liberal professions in their project to sell or pass on their business. These high net worth individuals now have access locally to the private bank's tailor-made investment solutions and financial services.

The SG Private Banking regional centre in Bordeaux is headed by Henri Felzine and offers the full range of SG Private Banking services to wealthy clients in the "Greater South West" region of France (Aquitaine, Midi-Pyrénées, Poitou-Charentes, Limousin). SG Private Banking's wealth advisors and planners will be working closely with Société Générale's retail banking network in France, which has 270 branches in this region.

Further openings are planned in Marseille and Lyon by September 2008, followed by Lille, Strasbourg and Rennes in 2009.

***

Henri Felzine, 56, started his career with Société Générale's French Retail Bank. After holding various positions within the Finance Division, he went on to join the International Retail Banking network. In 1998, he joined the wealth management business, first in Neuilly sur Seine, then in Paris as Sales Director at SG Private Banking France. Subsequently, he served as Director of SG Private Banking in Monaco and Belgium.

PRESS SERVICE
SOCIETE GENERALE- GIMS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

GIMS/COM
Immeuble SGAM
170, place Henri Regnault
92043 Paris La Défense cedex
France
Fax: +33 (0)1 56 37 28 88

PRESS SERVICE
SOCIETE GENERALE

+33 (0)1 42 14 49 48
www.socgen.com

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 30 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 731 billion, Mar. 2008) and under management (EUR 391 billion, March. 2008).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SG Private Banking
SG Private Banking, the wealth management arm of Société Générale, is one of the Top 15 private banks worldwide (Euromoney 2008), with €71.7bn of assets under management at the end of March 2008.
With more than 2,700 staff in 25 countries across the globe, SG Private Banking offers wealth management solutions to High Net Worth Individuals with financial assets in excess of one million euros. SG Private Banking's offering includes:

- Domestic and international wealth planning and fiduciary services (trust and tax planning),
- Global expertise in structured products, hedge funds, mutual and private equity funds and real estate investment solutions,
- Access to capital markets.

SG Private Banking teams are widely recognized for their expertise in wealth management and asset allocation, and propose global tailor-made solutions combining performance and risk control. Their professionalism was rewarded by Euromoney with the title 'Best private bank in Western Europe for its offer in structured products' in 2008. SG Private Banking was named 'Outstanding Private Bank for its offer in Alternative Investments' by Private Banker International in 2007.
www.sgprivatebanking.com

SOCIETE GENERALE
Corporate & Investment Banking

RECEIVED

2008 AUG 25 A 11:51

Press release

Paris, 6 June 2008

Société Générale Corporate & Investment Banking signs export finance framework agreement with the Republic of Angola

Société Générale Corporate & Investment Banking, and the Republic of Angola, through the Ministério das Finanças of Angola and state-owned bank Banco de Poupança e Crédito signed a framework credit agreement for the development of local infrastructure.

This agreement will enable the bank's exporter clients to offer the Republic of Angola financing solutions for various governmental projects, and to provide the capital goods needed for the reconstruction of the country.

Press contact:

Emmanuelle Renaudat +33 1 42 13 97 85
emmanuelle.renaudat@sgcib.com

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 30 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 731 billion, Mar. 2008) and under management (EUR 391 billion, March. 2008).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
A leading player present in over 45 countries across Europe, the Americas and Asia-Pacific, Société Générale Corporate & Investment Banking is the bank of reference for:

- Euro capital markets. A top 5 player across euro debt capital markets (bonds, securitisation, loans), and a leader in French Equity Capital Markets with European reach.
- Derivatives. A world leader in equity derivatives, and with forefront positions in many interest rate, credit, foreign exchange and commodities derivatives.
- Structured finance. A worldwide leader in export, project and structured commodity finance with global expertise in energy, infrastructure, real estate and media & telecom finance.

Tailoring solutions in terms of capital raising, financing, risk management and investment, Société Générale Corporate & Investment Banking combines expertise, innovation and advisory skills coupled with quality of execution to both issuers and investors clients across debt and equity.
www.sgcib.com

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING

Astrid Brunini
Tel: + 33 1 42 13 68 71
astrid.brunini@sgcib.com

Antoine Lheritier
Tel : + 33 1 42 13 68 99
antoine.lheritier@sgcib.com

Emmanuelle Renaudat
Tel: +33 1 42 13 97 85
emmanuelle.renaudat@sgcib.com

SOCIETE GENERALE
A French corporation with share capital of EUR 583 228 241,25
552 120 222 RCS PARIS

भारतीय स्टेट बैंक
State Bank of India | SOCIETE GENERALE Securities Services

PRESS RELEASE

STATE BANK OF INDIA AND SOCIETE GENERALE SECURITIES SERVICES FORM A JOINT VENTURE IN SECURITIES SERVICES IN INDIA

Mumbai/Paris, 5th June 2008

State Bank of India (SBI) and Societe Generale Securities Services (SGSS), part of Société Générale Group, have announced a joint venture which will offer securities services in India. SBI and SG will hold 65% and 35% respectively of the equity in the new company.

The new company , SBI SG Custodial Services*, will be based in Mumbai and offer a range of services to both foreign and domestic investors, covering custody, depository, fund administration, registration and transfer agent services.

SBI will become the first public sector bank in India to enter the custody services market. The joint venture will leverage SBI's strength in the Indian financial sector. SGSS will contribute its recognised experience and best practices as a leading global custodian providing securities services worldwide. Société Générale will also help channel foreign institutional investor business to the JV and offer global custody facilities to eligible Indian clients of the JV.

"The JV's unique selling point will be state of the art service delivery, with total focus on rendering world class service to all major players be they Foreign Institutional Investors, Financial Intermediaries or Asset Management Companies. The fact that the Company is not a part of a Bank will enable it to concentrate on service delivery in the area of Custody, Fund Administration and various Securities services in order to ensure that the best of practices are followed and customer satisfaction ensured," said Mr Deepak Chawla, Deputy Managing Director, Corporate Strategy & New Business, SBI.

Mr Alain Closier, Global Head of Société Générale Securities Services, said, "The Indian Securities Services market has grown rapidly over the last 2-3 years and the formation of the JV with SBI is part of SGSS's strategy to cover the emerging markets, especially the Indian sub-continent, and offer world class services."

Mr Deepak Chawla said that apart from the growing interest in India among foreign institutional investors, the recent regulations permitting Indian mutual funds to invest abroad is likely to open an annual opportunity aggregating USD 7 billion of Indian investments abroad. The JV will be well poised to tap this opportunity.

SBI has had a successful asset management Joint Venture, SBI Fund Management, with Société Générale Asset Management since 2004. This deal further strengthens the excellent partnership between the two banking groups.

* Subject to regulatory approval

State Bank of India

SBI is India's largest commercial bank by assets, profits, deposits, branches and employees and is listed on the Bombay Stock Exchange. It has the largest market capitalisation of any bank in India. As one of the leading financial services providers in India and with the biggest Treasury operations in the country, SBI brings unparalleled knowledge of the local market to this joint venture. SBI has subsidiaries in the Mutual Fund and Life Insurance areas, which are joint ventures with French Banks, both of which are top performers in their respective fields.

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 30 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 731 billion, March 2008) and under management (EUR 391 billion, March. 2008).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.

Established in India since 1978, Société Générale Group is present in Corporate and Investment Banking, Asset Management, Security Services, BPO, Car fleet Financing and Servicing, Private Banking and Consumer France.

www.socgen.com

Société Générale Securities Services

Société Générale Securities Services offers a full range of securities services in:

- Clearing, delivery and settlement
- Securities back-office outsourcing services
- Custody, trustee, transfer agent, fund and portfolio administration
- Employee Share Plan Management

Société Générale Securities Services currently ranks 8th worldwide custodian *(source: globalcustody.net)* with €2,731* billion in assets under custody. Société Générale Securities Services provides custody & trustee services for 3,074* funds and the valuation of 5,158* funds representing assets under administration of around €499* billion. Société Générale Securities Services also ranks among the European leaders in stock option management.

Société Générale Securities Services is present on the main financial marketplaces and employs over 4200 people.

Société Générale Securities Services is part of Global Investment Management and Services (GIMS), one of the six business lines of the Société Générale Group, which also includes asset management (Société Générale Asset Management), private banking (SG Private Banking), execution and clearing of listed derivative products (Newedge) and direct banking (Boursorama).

**figures at end March 2008*

www.sg-securities-services.com

SOCIETE GENERALE
Securities Services

RECEIVED

2008 JUN 25 A 11:51

Press release

Paris, June 3rd, 2008

Société Générale Securities Services launches a new clearing support service for foreign remote members of the Athens Stock Exchange

Société Générale Securities Services (SGSS) has launched a new service, exclusively designed to respond to the specific clearing needs of the foreign remote members of the Athens Stock Exchange (ASE). SGSS Athens is the first custodian to have successfully carried out the clearance of a foreign remote member's transactions in the Greek market.

This initiative by SGSS follows the changes in the ASE regulatory framework which now allows direct membership by foreign brokerage houses. This new opening on the market will lead to significant cost reductions and foreign remote members could represent up to 30-45% of the transactions carried out on ASE values.

A new division of seven people within SGSS has been specifically established to handle the daily operations of this new market service and support client needs.

The main components of this service cover:

- Post trading tasks
  - Splitting and allocating the trades per client's instructions
  - Counterparty matching
  - Clearing and settlement of on and off exchange transactions

- Funding and cash management
  - Daily calculation and funding of obligatory contributions to the supplementary fund
  - Calculation and funding of market expenses and taxes
  - Funding of settlement obligations

- Value-added services
  - Buy-in alerts
  - Corporate actions
  - Threshold reporting
  - Legal representation of client with local market authorities

SOCIETE GENERALE
GIMS

PRESS RELATIONS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

GIMS/COM
170, place Henri Regnault
92043 Paris La Défense cedex
France
Fax: +33 (0)1 56 37 86 62
www.socgen.com

SGSS - Société Générale
Securities Services
Valérie SINIAMIN-FINN
Communication Department
+33 (0)1 56 37 37 40
valerie.siniamin-finn@socgen.com

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 30 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 731 billion, Mar. 2008) and under management (EUR 391 billion, March. 2008).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Securities Services

Société Générale Securities Services offers a full range of securities services in:

- Clearing, delivery and settlement
- Securities back-office outsourcing services
- Custody, trustee, transfer agent, fund and portfolio administration
- Employee Share Plan Management

Société Générale Securities Services currently ranks 8th worldwide custodian *(source: globalcustody.net)* with €2,731* billion in assets under custody. Société Générale Securities Services provides custody & trustee services for 3,074* funds and the valuation of 5,158* funds representing assets under administration of around €499* billion. Société Générale Securities Services also ranks among the European leaders in stock option management.

Société Générale Securities Services is present in key financial centres and employs over 4200 people.

Société Générale Securities Services is part of Global Investment Management and Services (GIMS), one of the six business lines of the Société Générale Group, which also includes asset management (Société Générale Asset Management), private banking (SG Private Banking), execution and clearing of listed derivative products (Newedge) and direct banking (Boursorama).

**figures at end March 2008*
www.sg-securities-services.com

SOCIETE GENERALE

Press release

Paris, 30 May 2008

Appointment of Michel Péretié to Société Générale Corporate & Investment Bank

Société Générale announces the arrival of **Michel Péretié** to the management of Société Générale Corporate & Investment Banking. Michel Péretié will work alongside **Jean-Pierre Mustier**, CEO Société Générale Corporate & Investment Banking, with a view to taking over the management of this division during the third quarter 2008 and joining the Executive Committee of Société Générale Group. Jean-Pierre Mustier's new functions within the Group will be communicated subsequently.

Frédéric Oudéa, CEO Société Générale, said "I am delighted that Michel Péretié is joining Société Générale Corporate & Investment Banking to continue the development of this core business and enable Jean-Pierre Mustier to take on new responsibilities within the Group". Jean-Pierre Mustier added "Thanks to his expertise in corporate and investment banking, his international experience and personal qualities, Michel Péretié has all the skills to pursue the development of Société Générale Corporate & Investment Banking".

Michel Péretié
Michel Péretié began his career at Banque Paribas in 1980 where he created and developed its derivatives group (equity, fixed income, foreign exchange). Further to looking after market activities in Japan, he then became Global Head of Equity Derivatives, Swaps, Credit Derivatives and FX based in London in 1996. In 1999, he was named Global Head of Fixed Income of the newly formed BNP-Paribas. He joined Bear Stearns in 2000 as Senior Managing Director and Head of Fixed Income and Derivatives for Europe and Asia. In 2004 he was appointed Chairman of Bear Stearns International and became CEO of Bear Stearns for Europe and Asia in 2006. He became a member of the Board of Bear Stearns & Co in January 2007.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 30 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 731 billion, Mar. 2008) and under management (EUR 391 billion, Mar. 2008).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86

P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 729,088,551.2!
552 120 222 RCS PARIS

SOCIETE GENERALE

RECEIVED

2008 JUN 25 A 11:51

Press release

Paris, 27 May 2008

General Meeting of Shareholders held on 27 May 2008

- Over 1,600 shareholders attended the meeting held by Société Générale on 27 May 2008 at La Défense (near Paris). 824 shareholders were represented and 7,160 voted by post. 18,223 gave their proxy to the Chairman.
- Quorum was established at 44.88 % (47.49% in 2007).
- All the resolutions submitted by the Board of Directors were approved.
- The 2007 financial statements and dividend payment of 0.90 euros were approved.
- Two directors' mandates were renewed : Michel CICUREL and Luc VANDEVELDE.
- One new independent director was appointed : Nathalie RACHOU.
- **Detailed voting results on next page.**
- In view to adapt the Group's governance, the Board of Directors decided, on Daniel Bouton's proposal, to dissociate the functions of Chairman and Chief Executive Officer, and appoint Daniel Bouton Chairman and Frédéric Oudéa Chief Executive Officer, effective 13 May 2008. The General Meeting on 27 May 2008 was thus the first held under this new governance.
- **Report of the Board of Directors to the General Shareholders Meeting concerning the conclusions of the Special Committee as set forth in its report:** the Board approved the conclusions of this report and has decided to implement its recommendations.

  The Board considered that, with the measures described in the Special Committee's report, the Group will come out of the ordeal undergone as a consequence of the fraud stronger and better prepared to meet the challenges of the future.

  The 2008 first quarter results have confirmed the strength of the businesses and the relevance of the Group's strategy and its ability to rebound in a difficult environment affected by the financial crisis.

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86

P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 729,088,551.2[illegible]
552 120 222 RCS PARIS

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:
Retail Banking & Financial Services: Société Générale serves 30 million individual customers worldwide.
Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 731 billion, Mar. 2008) and under management (EUR 391 billion, Mar. 2008).
Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.
Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Results

Resolutions	For %	Against %	Abstention %	SUM number of votes
1	90.43%	5.63%	3.94%	306,927,808
2	79.82%	2.65%	17.53%	306,927,808
3	92.41%	3.67%	3.92%	306,927,808
4	88.46%	7.67%	3.87%	306,927,808
5	XXX	XXX	XXX	XXX
6	94.32%	1.79%	3.89%	306,927,808
7	94.94%	1.21%	3.85%	306,927,808
8	94.77%	1.26%	3.97%	306,927,808
9	77.28%	22.53%	0.19%	306,927,808
10	93.40%	6.42%	0.18%	306,927,808
11	83.47%	16.33%	0.20%	306,927,808
12	82.69%	16.99%	0.22%	306,927,808
13	89.13%	10.67%	0.20%	306,927,808
14	93.16%	6.62%	0.22%	306,927,808
15	77.72%	22.04%	0.24%	306,927,808
16	73.23%	26.53%	0.24%	306,927,808
17	99.34%	0.42%	0.24%	306,927,808
18	99.73%	0.07%	0.20%	306,927,808

The fifth resolution was withdrawn.

Resolutions	Subject
1	Approval of the parent company financial statements for the 2007 financial year
2	Allocation of 2007 income and dividend payment-Transfer to the legal reserve
3	Approval of consolidated financial statements for the 2007 financial year
4	Approval of related party agreements concluded in 2007 and continuation of earlier agreements
5	Resolution withdrawn
6	Renewal of the Director's mandate of Mr. Michel Cicurel
7	Renewal of the Director's mandate of Mr. Luc Vandevelde
8	Appointment of Ms. Nathalie Rachou as a Director
9	Authorization to buy and sell Société Générale shares
10	Delegation of authority to the Board of Directors to undertake an increase in the capital stock with pre-emptive subscription rights
11	Delegation of authority to the Board of Directors to undertake an increase in the capital stock without pre-emptive subscription rights
12	Authorization given to the Board of Directors to increase the number of shares to be issued in the event of surplus demand for a capital increase with or without pre-emptive subscription rights
13	Delegation given to the Board of Directors to increase the capital stock to remunerate in-kind contributions of capital stock or securities granting entitlement to the capital stock of outside companies, outside of the context of a public exchange offer
14	Delegation given to the Board of Directors to undertake capital increases or the sales of shares reserved for subscribers to a company or group Employee Savings Plan
15	Authorization granted to the Board of Directors to award stock options
16	Authorization given to the Board of Directors to award free existing or new shares
17	Authorization given to the Board of Directors to cancel treasury stock held by the Company
18	Delegation of authority

RECEIVED

2008 JUN 25 A 11:42

Société Générale

Summary of PwC diagnostic review and analysis of the action plan

23 May 2008

The English language version of this document is a translation from the original which was prepared in French. Care has been taken to ensure that the translation is an accurate presentation of the original. However, in all matters of interpretation, views or opinions expressed in the original language version of the document in French take precedence over the translation.

PRICEWATERHOUSECOOPERS

Contents

SOCIETE GENERALE

17, cours Valmy

92972 Paris la Défense Cedex

Neuilly-sur-Seine, 23 May 2008

Dear Sirs,

In accordance with the assignment entrusted to us, please find hereafter our report.

Background

Following the Fraud[1] of which Société Générale was a victim, the Board of Directors decided, at their meeting of 30 January 2008, to form a Special Committee composed exclusively of three independent directors. The Board of Directors instructed the Committee to ensure:

"*(i) that the causes and sizes of the trading losses announced by the bank have been completely identified;*

(ii) that measures have been, or will be, put in place to prevent the reoccurrence of incidents of the same nature;

(iii) that the information communicated by the bank faithfully reflects the findings of the inquiry; and

(iv) that the management of the situation is conducted in the best interests of the company, its shareholders, its clients, and its employees."

On 24 January 2008, prior to the creation of this Committee, the bank's General Inspection department was given the responsibility of performing an investigation.

On 20 February 2008, the General Inspection department presented a summary of its interim conclusions to the Special Committee. The Special Committee decided to adopt the interim conclusions of the General Inspection department's report which were published[2] on the same day.

[1] Activities of Jérôme Kerviel, which consisted of taking and concealing speculative positions on index futures and equities, and concealing the results realised on these positions.

[2] This document is available on Société Générale's corporate website.

Objectives of our assignment

Our role consisted of assisting the Special Committee where required and when requested. The assignment was organised in two main stages, involving:

- a diagnostic review of the weaknesses of the internal control system which allowed the Fraud to occur, to be based primarily on the work carried out by the General Inspection department ("the Diagnostic review");

- a critical review of the plan of remediation measures prepared by Société Générale in the wake of the Fraud.

The structure of the report which has been provided to the Special Committee reflects these two stages of our work.

The principal phases of our work were as follows:

- we familiarised ourselves with the results of the work undertaken by the General Inspection department in order to identify the mechanisms of the Fraud and the weaknesses in internal control which allowed the Fraud to occur. In addition to the interim and final conclusions issued on 20 February 2008 and 20 May 2008 respectively, the General Inspection department provided us with copies of the various working papers which support their conclusions;

- on the basis of this information, we conducted a diagnostic review of the causes of the Fraud and the circumstances in which it took place;

- with regard to remediation activities, we reviewed the design and implementation of the various plans (or the manner in which it was envisaged that they would be implemented) together with the underlying documentation;

- we carried out a critical review of the detailed action plans for the various remediation initiatives. Where appropriate, we tested the accuracy of the information contained in the management information dashboards used to monitor the status of the implementation of the various actions.

The scope of our work in respect of the remediation activities covered the capital markets operations of Société Générale Corporate & Investment Banking ("SG CIB[1]") and the functional departments of the Société Générale group. These included the risk management department and functions reporting to the General Secretariat ("the group functional departments"), to the extent that the activities of these departments related to SG CIB.

In terms of the geographic coverage of SG CIB's operations, the plan of remedial measures covered both domestic operations in France and international operations. In respect of the international operations, our work was limited to the main centres for capital markets business: New York, London, Tokyo and Hong Kong.

---

[1] SG CIB brings together all capital markets and financing activities aimed at corporates, financial institutions and institutional investors in Europe, the Americas and Asia-Pacific.

Throughout the course of work, we held regular meetings with the Special Committee to inform them of our progress, our preliminary conclusions, and, where necessary, to specify the manner in which we carried out certain aspects of our assignment.

Similarly, we also kept Société Générale informed of our progress throughout the course of our work.

At the end of our assignment, we obtained a letter of representation from Société Générale dated 21 May 2008, signed by the Managing Director and by the General Secretary, confirming, inter alia, that all relevant documentation and information had been made available to us.

Limitations

We have not carried out an investigation of the Fraud. This work has been undertaken by the General Inspection department. As such, our work has been limited to: (i) an examination of the weaknesses in the internal control system, based on the causes of the Fraud and the circumstances in which it arose as identified by the General Inspection department; and (ii) an analysis of the remediation measures put in place by Société Générale. Furthermore, we did not, at any stage, carry out any procedures designed to attribute responsibility.

A criminal investigation is currently underway, the results of which are unknown at the date of this report. If new facts were to emerge, these may have an impact both on the Diagnostic review of the internal control weaknesses identified and on the relevance of the remediation actions that have been, or will be, taken.

Our work involved familiarising ourselves with the General Inspection department's work, which served as the starting point for our assignment, as well as with the remediation actions decided upon or implemented by SG CIB or by the group functional departments in the wake of the Fraud.

Our work familiarising ourselves with the findings of the General Inspection department and with certain underlying documents was necessary in order to produce the Diagnostic review. However, we did not carry out a formal review of the work performed by the General Inspection department. We did not perform any specific procedures designed to provide reasonable assurance that the General Inspection department had identified all of the mechanisms of the Fraud and the related internal control weaknesses. Similarly, we were not instructed to assess the overall relevance of the conclusions reached by the General Inspection department.

As regards the Diagnostic review, the objective of this report is not to set out the content of all the documentation obtained in the course of our work, but rather to present a structured analysis of the weaknesses uncovered as a result of the Fraud in order to enable a better understanding of the remediation actions envisaged by the bank. Consequently, this report is not designed to provide an exhaustive review of the events relating to the Fraud.

Our work was not aimed at identifying circumstances in which any other fraudulent acts may be committed, or at presenting the remediation actions envisaged for any other internal control weaknesses or anomalies regardless of their origin. Our analysis was limited to reviewing the weaknesses of the internal control system with respect to the characteristics of the Fraud suffered by Société Générale.

Our work on the plans for the remedial measures was based on the documentation provided to us by the various Société Générale departments concerned in the period up to 30 April 2008, with certain exceptions which are separately identified in this report.

As part of our analysis of the action plans and the underlying projects we assessed the appropriateness of the various objectives targeted. This assessment should not be construed as a means of establishing whether the implementation of the related projects will be effective.

Our work does not constitute an audit of all or of any part of the financial statements of the entities comprising the Société Générale group. Similarly, our work does not constitute a review of the system of internal controls or any of its parts. As such, on the basis of the work we have performed and the information on which our work was based, this report should not be interpreted as the expression of an audit opinion, an attestation report or any other form of certification in accordance with generally accepted auditing standards in France.

Our analysis of IT security arrangements carried out as part of the review of the Remediation and Transformation Plans[1] was strictly limited to the work necessary to obtain an understanding of the actions planned and to establish the status of those actions. We have not carried out an audit of the IT security system.

* * *

In accordance with the commitment made by the Special Committee in its interim report which was published on 20 February 2008, the following document sets out our analysis of the bank's action plan. This report is accompanied by a summary of the Diagnostic review on the internal control weaknesses which permitted the Fraud to take place.

[1] These terms are defined in the section of our report entitled "Action plan analysis", ("Project structure" section).

Summary of the diagnostic review of the weaknesses of the internal control system

Against a backdrop of strong growth in trading volumes in the Equities division, there was a mismatch between the resources allocated to support and control functions and the level of front office activities. A lack of seniority also diminished the effectiveness of the back and middle office teams.

Furthermore, despite the level of investment made, information systems were unable to keep pace with the growing complexity of the general trading environment and process transactions effectively. A heavy reliance on manual processing and the workload of operating staff meant that certain of the existing controls in place were not operating effectively.

This general environment weakened the control system, encompassing back and middle offices as well the major group functional departments. The flaws revealed in the design, implementation and supervision of controls reduced their effectiveness vis a vis the Fraud.

In terms of <u>design</u>, the shortcomings of the system were apparent at several different levels:

- Several key controls that could have identified fraudulent mechanisms were lacking.

- As controls were split between several different units within the same function or sometimes between several different functions, and because procedures were insufficiently explicit, this made it difficult to obtain an overview of the situation and gain an appropriate insight into the exceptions identified. The lack of a systematic procedure for centralising and escalating red flags to the appropriate level in the organisation further exacerbated the problem.

- Procedures did not appropriately reflect the requirement in the group directive to analyse consistency of risks, results and positions. In practice, this role, which would have enabled an overview of the operations of the Delta One Listed Products desk, was not carried out. Additionally, there is no explicit reference to the monitoring of cashflows as a component of the internal control system which could have represented an additional red flag arising from the level of genuine activity of this desk.

In terms of <u>implementation</u>, there was a lack of an appropriate awareness of the risk of fraud, with the focus being rather to ensure that transactions were properly executed from an operational standpoint. This led to confusion between: (i) the production of exception reports and resolution of discrepancies; and (ii) the performance of controls designed to validate the accuracy of the explanations given and corrections put in place.

In terms of supervision, the internal control system was slow to react and urgently remediate the most sensitive issues, despite the fact that some weaknesses in internal control exploited by the Trader had been identified by the General Inspection department as an area in need of remediation.

In practice, the combination of these weaknesses throughout the entire operations processing chain (initiation, recording in the accounts, monitoring of limits and reconciliation) allowed the Trader[1] to conceal his speculative positions.

Although it does not preclude an independent control, the primary level of an effective control system remains management supervision. It was this supervision that was found to be lacking with regard to the Delta One team, in terms of both trading activities and management of individuals.

The Trader's line managers and superiors did not perform the necessary analyses of existing data schedules (detailing positions, valuations, earnings or cash flows) that would have revealed the true nature of the Trader's activities.

Front office activities developed against the backdrop of a strong entrepreneurial culture based on trust. The surge in Delta One trading volumes and profits was accompanied by the emergence of unauthorised practices, with limits regularly exceeded and results smoothed or transferred between traders.

The general environment did not encourage the development of a strong support function able to assume the full breadth of its responsibilities in terms of transaction security and operational risk management. An imbalance therefore emerged between the front office, focused on expanding its activities, and the control functions which were unable to develop the critical scrutiny necessary for their role.

---

[1] Jérôme Kerviel, trader of the Delta One team within Société Générale's Equities division.

ANALYSIS OF THE ACTION PLAN

Following the discovery of the Fraud, the Société Générale group put in place an organisation to handle the crisis under the oversight of the group resources director, a member of the Executive Committee. The crisis organisation was responsible, inter alia, for analysing the reasons for the Fraud and the circumstances in which it arose, particularly with regard to weaknesses in the system of internal controls and the deployment of remedial measures.

The Société Générale mobilisation in response to the Fraud took the form of a major change programme. The main feature of this programme is a series of initiatives designed to strengthen the system of internal controls within SG CIB ("the Project"). At this time, SG CIB considered it necessary to extend the scope of the remedial measures to cover the whole of its capital markets operations.

In the course of our work, we have undertaken a critical analysis of the remedial measures developed by Société Générale and included in the Project.

In this regard, we provided comments on the design and implementation phases of the action plans and on the prioritisation of the matters addressed in those plans based on our own experience, judgement and our knowledge of best practice in matters of internal control. Certain of our observations were integrated into the Project. Other observations are addressed later in this report.

We carried out a review of the implementation progress of a number of short term measures based on a scope defined by SG CIB.

In addition, for certain initiatives outside the scope of the Project primarily undertaken by the main group functional departments, we reviewed action plans and other documentation in order to establish the status of these, and undertook a critical analysis of these initiatives.

In this report, we have summarised the manner in which the Project was organised as well as certain other actions within the programme. Our report provides a critical review of the global programme and its status with regard to the causes of the Fraud and the circumstances in which it arose, as set out in the Diagnostic review.

Background to the Project

Project Structure

The Project comprises two aspects:

- The Remediation Plan comprises a number of specific corrective actions designed to reactively address certain weaknesses identified as a result of the Fraud. These actions will eventually undergo a process of "industrialisation"[1] in order to ensure that the new system of controls is sustainable. In addition, the plan contains a series of specific actions ("the Underlying Actions") which should enable operational processes to be simpler and more fluid in the future.

- The Transformation Plan is based upon four complimentary workstreams which are more structural in nature and are intended to improve the operational efficiency of the internal control system. It should be noted that certain of these projects were already under consideration prior to the discovery of the Fraud.

A diagram showing the organisation of the Project is set out below:



General Management
Validation and arbitrage
The Project sponsor
The Project management team
Project Monitoring Office (« PMO »)
Transformation Plan
Remediation Plan
Steering committee
Follow-up committee
Organization of operations processing
Operational Surveillance set-up
IT security audit & strategy
Accountability and culture
« Equities » (front and back offices)
PMO
« Fixed income » (front and back offices)
PMO
Operations
PMO
Information technology
PMO
Americas
PMO
Asia
PMO
Europe
PMO

[1] By industrialisation we mean a process which enables control activities to be carried out using statements produced systematically from reliable sources for which receipt has been formally acknowledged and with automated workflows facilitating the operation of the control and the related audit trail.

The Remediation Plan

In the days following the discovery of the Fraud, SG CIB decided to launch a global initiative intended to strengthen the system of internal controls in all of its capital markets operations: the Equities division[1] and the Fixed income, Currencies and Commodities division (the "Fixed Income" division).

The Remediation Plan was developed during the analysis of the causes of the Fraud and the circumstances in which it took place and continually amended throughout this review. This pragmatic approach was based on a progressive implementation of the plan. The principal stages were as follows:

- at the end of January 2008, the first corrective measures were established in order to put in place quick solutions in the most sensitive areas with reference to the internal control weaknesses identified during the discovery of the Trader's speculative positions;

- in March 2008, a second series of short term actions was added to the plan in order to reflect the results of the further analysis of the causes and circumstances of the Fraud;

- in April 2008, SG CIB prioritised these actions in order to establish a timetable, while also recognising the practical difficulties associated with the operation of certain controls. Following this review, some twenty steps were identified as priority actions.

It should be noted that the Remediation Plan does not exclude actions which could be decided upon within the divisions themselves or the different geographic locations in order to reflect their specific nature. Nevertheless, these actions are not covered in the scope of this report.

At 30 April 2008, the main priority actions in the Remediation Plan address the following areas:

- An improvement in the hierarchichal supervision of front office activities. This is to be achieved by putting in place monitoring tools or activity control tools together with reinforcing the formal acknowledgement by the front office of its roles and responsibilities.

- A strengthening of the controls carried out by the back and middle offices by adding certain key controls which were considered to be absent. This should allow closer monitoring of operations and facilitate the identification of unusual situations.

- Improvements to IT security, particularly by means of measures which could come into operation immediately. The main objectives here are to strengthen identification and authentication procedures, as well as preventing front office staff having "write access" rights to middle office applications.

[1] The activities of Lyxor, an asset management company attached to the Equities division, were not included in the scope of the Remediation Plan.

- A strengthening of the governance of the internal control system by further specifying the roles and responsibilities of each person, developing clear rules for escalating red flags up through the organisational hierarchy as well as up through the control functions. This governance will also ensure the effective independence of the front office function from the support and control functions.

Finally, the plan includes a number of Underlying Actions which address areas of weakness which already existed within SG CIB or are intended to guarantee greater fluidity in processes. Notably, they include strengthening the resources involved in the analysis and the resolution of suspense items or unreconciled transactions in order to bring these down to an acceptable level based on SG CIB internal risk standards.

The Transformation Plan

The project workstreams of the Transformation Plan draw upon the lessons learned from the Fraud and are focused on providing the elements of a medium term response to issues such as:

- The structural development of the organisation and the overall functioning of the system of internal controls;
- Improvements in IT security;
- The cultural change necessary within SG CIB to embed the measures envisaged in the Project in a way that they become sustainable.

In this context, four major Project workstreams were identified:

- The project workstream "Organisation of operations processing" is aimed at reworking the operations processing organisation in order to enable a robust system of control independent of the front office.
- The main objective of the project workstream "Operational surveillance set up" is to strengthen the supervision of permanent controls[1] and the security of operations. This objective involves the creation of a cross business line structure charged with ensuring the quality of the design and operation of internal controls on the basis of an independent risk assessment. The role of this structure will also be to acquire tools to assist it with the identification of unusual situations or behaviour which might indicate the presence of fraudulent activity.
- The project workstream "IT security, audit and strategy " includes, over and above the initial actions undertaken in the context of the Remediation Plan, complex projects which necessarily require broader consideration in the medium term. The main projects relate to the management of access rights, access controls and infrastructure and application security.

[1] Under French banking regulations, banks are required to retain individuals to carry out both permanent and periodic controls. Permanent controls are controls carried out continuously by individuals whose sole function is to carry out controls, and by other individuals who also have operational responsibility.

- The objective of the "Accountability and culture" project workstream is to strengthen the formal frame of reference for activities based on general principles of professional ethics and precise descriptions of the responsibilities of each person by producing handbooks and putting in place formalised mandates for the traders.

Governance and resources allocated to the Project

The Project has been placed under the direct supervision of the head of SG CIB who is also a member of the Executive Committee of the Société Générale group. The head of SG CIB is assisted by a project management team.

The Project Monitoring Office ("PMO") is supported by an external firm responsible for organising the work and monitoring progress both in France and in other territories. A matrix organisation has been put in place in order to ensure that implementation is carried out by business line, by function and by geographic region. The organisation of the PMO mirrors this matrix structure.

Two committees have been created:

- The Remediation Plan follow up committee which comprises representatives from the front office, the support and control functions, human resources and IT management at the level of SG CIB, together with representatives of the group functional departments such as risk management and compliance. Initially the committee met weekly. From May 2008 onwards it will meet twice a month.

- In addition to the leaders of the four project workstreams, the Transformation Plan steering committee comprises the leaders of SG CIB activities and of the major group functional departments who are also members of the Executive Committee of the Société Générale group. The committee met for the first time at the end of April 2008 and intends to meet on a monthly basis.

A prioritised list of remediation actions has been established and agreed by the Project leaders. On the basis of this list, an approval process has been put in place for remediation actions on a workstream by workstream basis which has been validated by the Project management team.

The approval of an action which in turn releases a budget allocation is based upon a review of the risk addressed, consideration of the nature of the request in the context of the Project and also the availability of the resources necessary to carry out the workstream.

The Remediation Plan

As set out above, the Remediation Plan evolved during the process of analysing the causes of the Fraud and the circumstances in which it took place. As at 30 April 2008, it comprises some twenty specific actions.

Taken as a whole, we believe that the nature of these actions is such that they will contribute to the resolution of the internal control gaps and weaknesses which came to light in the Diagnostic review. For example:

- The aim of implementing or strengthening controls at level of the middle office and the back office is to ensure that transactions are genuine and that, where transactions are cancelled or modified after input, there are valid reasons for doing this. The origin of these actions reflects the techniques used by the Trader to conceal his activities.

- The introduction of new controls over significant size transactions or the cumulative nominal value of positions should improve the supervision of front office activities by escalating relevant red flags.

- The steps to be taken at the level of governance of the system of internal controls aim to ensure that the escalation process for red flags becomes simpler and more relevant.

These actions can be grouped into three categories:

- The first category includes ten corrective actions which were quickly identified by SG CIB following the discovery of the Fraud. In light of the circumstances, these actions became a priority in the days following the discovery of the Fraud ("the Initial Ten Actions"). It should be noted, however, that in our opinion the biometric authentification controls should be considered as a pilot exercise for a specific technology at this stage rather than a genuine control.

- The second category comprises additional measures, certain of which were identified later in the process.

- The third category relates to the Underlying Actions which are aimed primarily at simplifying certain operational processes.

The population of actions is summarised in the table below:

Areas	Actions	Category
Front office supervision	Control over the nominal value of transactions (covering significant size transactions and the nominal value of positions)	■
	Improvements in monitoring of vacations	■
	Control over initial margin requirements ("IMR") and margin calls for listed futures	■
	Control over fees paid to brokers	▲
Controls perfomed by middle and back offices	Control over transactions cancellations / modifications	■
	Control over deferred start date transactions	■
	Confirmation of internal and intercompany transactions	■
	Improvements in the security of transactions using "technical"[1] counterparties	▲
	Control over transactions using "off market" prices	▲
	Improvements in the security of payments	▲
	Control over "non transactional" flows	▲
Information security	Regular change of passwords for sensitive applications	■
	Reinforcement of access controls for the most sensitive applications (Biometry)	■
	Cancellation of front office "write access" rights for middle office applications	■
Internal control system monitoring	Development and distribution of a handbook for the middle office Trading Support Unit	▲
	Development of an escalation procedure for red flags arising as a result of control procedures and update of distribution lists	■
Underlying actions	Clearing of backlogs of unreconciled items	●
	Improvements to the quality of recording of transactions in the system	●
	Optimisation of front vs back office data reconciliation processes	●
	Improvement of reconciliation processes with clearing houses and custodians (this relates to the Equities division)	●
	Strengthening of "*groupe opératoire*" booking rules	●

■ *The Initial Ten Actions*	▲ *Additional actions*	● *Underlying Actions*

[1] The term "technical" counterparty refers to the generic denominations such as "pending", for example, entered in the main transactions' management application when, for example, the counterparty of a transaction is not yet registered in the client reference database.

Review of implementation status of the Initial Ten Actions

As part of our work, we analysed whether the Initial Ten Actions are designed to cover the targeted risks and we perfomed a review of the progess of their implementation as at 30 April 2008.

We wished to cover the main SG CIB locations carrying out capital markets business. As a result, we selected Paris, New York, London, Hong Kong and Tokyo. More than 80% of SG CIB's traders are based in these locations.

Within this framework, SG CIB identified businesses where, in its judgment, the implementation of the Initial Ten Actions was sufficiently advanced to enable us to perfom our review.

Our review has covered SG CIB businesses where 41% of the total number of traders are located, including 45% of traders in the Fixed Income division and 37% of traders in the Equities division. It should be noted that the Delta One team was included in our scope with the exception of its "Emerging markets" business.

Our detailed work, which was carried out on a non-statistical sample of transactions, took place during the second part of April 2008.

The SG CIB principles which underly the design of the Initial Ten Actions

SG CIB systematically sought to employ the following general principles of efficiency and governance when designing and organising the Initial Ten Actions:

- the operator of the control has the explicit information necessary to obtain a sufficient understanding of the subject and to perform his control task;

- controls are performed by individuals who are independent of the persons subject to the control, or by the supervisor of the person subject to the control in situations where only the supervisor has the necessary information and expertise to carry out the control;

- the direct supervisors of the individual carrying out the control and the persons subject to the control are automatically involved, in order to allow them to react or to request additional information when the evidence presented in support of the control appears incomplete or unsatisfactory;

- in addition to the first level controls, there are effectively two types of review: one to ensure that the controls and escalation procedures are carried out and that this takes place within the required timeframe; and the other, which is perfomed by the supervisors of the individual carrying out the controls, is to ensure the quality of the controls performed;

- the control processes should be harmonised between the different capital markets businesses.

More specifically with regard to IT security, SG CIB sought to adopt the principle that the controls put in place in the short term should be incorporated into a global plan for improving the security of information systems. In this regard, these short-term actions were designed as the first stage of the wider projects included in the Transformation Plan.

We consider that the principles presented above are relevant. Additionally, our review confirmed that these principles were generally respected during the control design process.

Preliminary comments on the results of our review of the implementation status of the Initial Ten Actions

To allow the results of our review to be appropriately understood, it should be noted that the objective of our review was to assess the implementation status of the Initial Ten Actions.

As part of the Remediation Plan, it is anticipated that this first stage will be followed by a process of "industrialisation" which will contribute to:

- increasing the reliability of the process for producing the information necessary to carry out the control and managing the related operational risk. The numerous extracts from computer systems on which the controls we reviewed were based, were in fact the subject of a brief test. However, the results of this test were not documented sufficiently to provide any assurance as to the integrity and completeness of the information used;
- the definition and implementation of workflow tools which will enable uniform management and automation of the different stages of the control. Currently the designs which have been implemented are based primarily on manual procedures which contain an element of intrinsic operational risk.

The thresholds which trigger the operation of a control and the parameters used to define the scope of the implementation of the controls are both key factors in determining their relevance. Both of these factors were determined by SG CIB on the basis of a simplified analysis in order to ensure that controls were implemented rapidly. We recommend that SG CIB refines these elements in light of the results seen to date.

In particular, in cases where there is no difference between the thresholds which apply in France and the thresholds used for foreign operations, the controls in the foreign operations become less relevant. For example, the thresholds for monitoring significant size transactions are not sufficiently tailored to the scale of the operations in foreign locations. The scale and the nature of foreign operations require these thresholds to be tailored.

More specifically, the limits which apply to the cumulative nominal amount of positions were established based on the limits which SG CIB considers acceptable in its existing operations. Additional review will doubtless be necessary in order to appropriately address risks which may be a combination of market risk and operational risk.

Finally, the parameters of certain of the queries used in the context of the new controls in order to identify unusual situations, generate exception reports which also include routine transactions. As a result, this creates a burden for the operation of the controls. This is the case, for example, for the monitoring of transactions with a deferred start date. These queries should be customized as appropriate in order to improve the efficency of the controls.

The results of the review of the implementation status of the Initial Ten Actions

Given the short term requirement to rapidly improve the security of the control system in the first phase, we have considered a control to be "implemented" if it is operational, if it has been documented and if there is an audit trail, even if the audit trail is imperfect.

It will only be possible to establish whether the controls have been effectively implemented in accordance with best practice if a review is carried out after the completion of the "industrialisation" phase and the tailoring of the control thresholds and the control parameters.

The summarised results of our review of the progress of the implementation of the Initial Ten Actions are set out in the table below:

IMPLEMENTATION STATUS OF THE INITIAL TEN ACTIONS

Actions	Summary of our findings
Control over the nominal value of transactions *Significant size transactions*	The objective of this control is to monitor signficiant size transactions. The control was appropriately designed to achieve the required objective. We noticed some exceptions in its operational implementation: ▪ In certain cases, there was no formal evidence that the control was operating in the Equities division; ▪ For the Fixed Income division, we noted cases where certain traders did not obtain prior approvals. As such, this control is not operating across the full perimeter of our review.
Control over the nominal value of transactions *The cumulative nominal value of position*	The objective of this control is to put in place a set of limits to monitor the nominal value of positions (the concept of a "gross nominal limit"). The control was appropriately designed to achieve the required objective. We consider that this control has been implemented in the Fixed Income division. As for the Equities division, it is in the process of implementation, awaiting resolution of technical problems which frequently affect the reliability of daily control statements.
Improvements in monitoring of vacations .	The objective of this action is to upgrade the procedure to monitor the minimum number of consecutive vacation days taken by SG CIB employees. The design as described in the procedure has been implemented. We recommend that the five days minimum threshold used in Asia should be increased to ten days for high risk personnel groups in line with other locations reviewed.
Control over initial margin requirements (« IMR ») and margin calls for listed futures	The objective of this control is to monitor movements in the cash position by "*groupe opératoire*"[1] ("GOP"). SG CIB's approach was to begin by focusing on the IMR and margin calls for listed futures which represent a significant source of cash outflows. This control has not been implemented as a result of technical problems. An analysis is currently under way to find other means of monitoring movements in the cash position at the GOP level.

[1] In the analytical structure used by Société Générale a « *groupe opératoire* » corresponds to the unit for which profit and losses are calculated.

Actions	Summary of our findings
Control over transactions cancellations / modifications	The objective of this control is to identify and to validate any modifications to, or cancellations of, transactions that have already been recorded. The control was appropriately designed to achieve the required objective except for the monitoring of modifications to transactions in the Fixed Income division. In fact, the interim procedure which has been put in place pending the IT developments necessary, does not cover all of the transactions which should be subject to the control. We consider that this control has been implemented in the Equities division. For the Fixed Income division, we consider that the control over the cancellation of transactions has been implemented. However, for modifications to transactions, we recommend that the target solution is quickly put in place.
Control over deferred start date transactions [1]	The objective of this control is to ensure that transactions with a deferred start date are genuine and reasonable. For the Equities division, the control was appropriately designed to achieve the required objective and we consider that it has been implemented. In certain cases, the quality of the audit trail requires improvement. For the Fixed Income division, the control does not fully achieve the two objectives required in practice: ▪ the control over the justification of reasonableness of the transactions has not been implemented; ▪ although the requirement to confirm that the transaction is genuine has been correctly defined in the procedure, the control has not been implemented for the following reasons: • a significant backlog of unreconciled transactions with deferred start dates means that officers have been unable to carry out this new control; • IT tools have not been customised in order to meet the requirements of this control.
Confirmation of internal[2] and intercompany transactions	The objective of this control is to confirm that internal transactions are reconciled and transactions with other group entities are formally confirmed. The control was appropriately designed to achieve the required objective and we consider that this control has been implemented. In certain cases, the quality of the audit trail should be improved.
Regular change of passwords for sensitive applications	The objective of this action is to ensure that passwords for users of the most sensitive applications are changed regularly. The control was appropriately designed to achieve the required objective. However, we do not consider that it has been fully implemented yet. As at 30 April 2008, this action has been completely rolled out across a quarter of the applications targeted in the short term. Additionally, we identified a certain number of exceptions, the majority of which had already been identified by SG CIB and corrective measures are being put in place.

[1] In the case of this report, a "deferred start date transaction" is a transaction for which the value date is five or more days later than the date on which it was entered into.

[2] Internal transactions are transactions between different profit centres within the same legal entity.

Actions	Summary of our findings
Reinforcement of access controls for the most sensitive applications (Biometry)	In our opinion the biometric authentification controls should be considered as a pilot exercise for a specific technology at this stage rather than a genuine control. This pilot aims at implementing a biometric solution to replace logins and passwords for "*Windows*". It has been deployed in the Delta One team middle office. In the operational deployment of this solution, we identified exceptions which related both to the scope of its implementation (certain officers were not equipped) and to the effectiveness of the use of the system (biometric cards were left in open access areas). In these circumstances, we consider that the implementation of this action is still ongoing.
Cancellation of front office "write access" rights for middle office applications	The goal of this action is to cancel front office "write access" rights to certain middle office applications. We consider that the implementation of this action is still ongoing: • It has been fully rolled out across one of the three applications in the scope for this action; • for the second application, implementation cannot proceed without prior IT developments; • our review identified numerous exceptions in the third application. SG CIB had already identified the majority of the exceptions and had initiated corrective measures or IT development work necessary to address these.
Development of an escalation procedure for red flags arising as a result of control procedures and update of distribution lists	The objective of this action is to design an escalation procedure for red flags and to identifiy and update the various supervisory levels in this procedure. The procedure was appropriately designed to achieve the required objective and we consider that it has been implemented. Nevertheless, we recommend that the closing process for red flags in the "Fixed Income" division is defined more clearly.

In general terms, our review has highlighted the complexity of an exercise aimed at covering the whole of SG CIB's capital markets operations. Certain controls have not been implemented as a result of IT constraints and difficulties experienced in extracting the relevant information. As a result, progress in implementing the Initial Ten Actions has been mixed. For certain initiatives, the controls have not yet been implemented or alternatively significant remediation work is required.

Based on the results of our review, the Equities division appears to have made more progress in implementation than the Fixed Income division. There are several reasons for this, primarily:

- Efforts to implement the Initial Ten Actions were focused in the first stage on the Equities division because this is where the Fraud took place;

- The information system used by the Equities division is more uniform. As a result, implementation is easier from a practical point of view.

Finally, in the course of our implementation review, we noted a sustained commitment from all teams to the process. This commitment has been further strengthened by supporting measures aimed at specifying what needs to be done. It will be necessary to maintain the same level of engagement throughout the implementation phase in all the relevant areas.

The Additional Actions

As at 30 April 2008, the Additional Actions included in the Remediation Plan are in a start-up phase. The objectives of these actions have been defined and those responsible for these actions have been identified.

These actions should contribute to the remediation of the weaknesses identified in the context of the Diagnostic review, such as, for example, controls over fees paid to brokers, improvements in security over transactions with "technical" counterparties and controls over transactions using "off market" prices.

We were unable to review the status of these actions with the exception of the development and roll out of a handbook for the middle office "Trading Support Units"[1]. In this case we were made aware of certain concrete developments.

Handbook for the middle office Trading Support Units

The handbook for the middle office Trading Support Units provides definitions of roles and responsiblities and, in particular, clarifies their organisational independence in matters of recruitment and performance appraisal. The handbook has been completed and distributed to most of the operations in France. The roll out of the handbook to the foreign operations is currently in progress.

An outline summary has been prepared for a plan for complementary actions which address the broader organisation of the middle office Trading Support Units. It anticipates the consideration of career development within this function.

The Underlying Actions

This series of actions is aimed at reducing the volume of work required in dealing with manual tasks, suspense items and anomalies which act as a burden on the exercise of daily control activities.

It should be stressed that several of these workstreams existed prior to the discovery of the Fraud. Nevertheless, we consider that the integration of these actions into the overall Project represents an important step in making the Remediation Plan sustainable and increasing the robustness of the measures contained within it.

The various workstreams may be classified into steps required to clear suspense items and measures intended to simplify operational processes.

Steps to clear suspense items

Dedicated teams have been, or will be, mobilised in various different workstreams. Their objective is, on the one hand, to reduce the level of suspense items or unreconciled transactions and, on the other, to examine the reasons for these items and develop a structural solution.

[1] The middle office Trading Support Unit is a unit responsible for recording transactions initiated by the front office and for carrying out the first level of controls over these operations.

For example, in the Equities division, the workstreams concern the following:

- the treatment of confirmations of Over The Counter transactions;
- the treatment of cash and share suspense items on listed markets.

The objective of these workstreams is to reduce the volume of suspense items to a level established by SG CIB which reflects the risk related to the age and the amount of these items, between now and the end of 2008.

It appears from the results of the review of suspense items which have been brought to our attention that there are a number of reasons for these. Suspense items arise as a result of IT weaknesses in automated processes, difficulties in managing the increase in the volume of items dealt with using manual processes and also non-standardised market practices, in the area of confirming transactions for example. All internal issues are being addressed and it is clear that their resolution is heavily dependent upon the development of IT tools.

Actions to simplify operational processes

Several measures have been identified which are designed to improve the efficiency and robustness of operational processes and to facilitate the implementation of the new controls. These are currently in the process of being launched and include:

- improvements in the quality of recording transactions;
- the simplification of GOP structure with clear rules governing its use;
- measures to ensure that reconciliation processes between both front and back offices and between custodians and clearing houses are made more robust.

These measures complement other initiatives which were already envisaged before the discovery of the Fraud and which are aimed at optimising the operations processing chain from the front office to the accounting department.

We have not been provided with the timetable for the implementation of these measures. We understand that this is in the process of being finalised.

The forecast roll out for the Remediation Plan initiatives

At the end of April 2008, SG CIB provided us with a preliminary phased roll out plan for the initiatives contained in the Remediation Plan. This roll out plan has subsequently been expanded and amended.

We understand that this plan takes into account the lessons learned from the implementation of the first actions. The phasing of the roll out should enable the tasks to be organised and dedicated resources to be allocated to these tasks.

The table below sets out the forecast for implementation of the Remediation Plan actions' (excluding the Underlying Actions) as communicated to us by the leaders of the Project[1]. We understand that the target dates refer to the dates by which the roll out will be completed across all of SG CIB's capital markets operations and include the "industrialisation" phase. We have not carried out any work in order to validate the reasonableness of this information.

Actions	Target date	2008			2009
		May	Q3	Q4	
Control over the nominal value of transactions	September 2008	40-50%	100%		
Improvements in monitoring of vacations	September 2008	40-50%	100%		
Control over initial margin requirements ("IMR") and margin calls for listed futures	December 2008	(1)	70%	100%	
Control over fees paid to brokers	December 2008	-	50%	100%	
Control over transactions cancellations / modifications	December 2008	40-50%	70%	-100% (2)	
Control over deferred start date transactions	September 2008	40-50%	100%		
Confirmation of internal and intercompany transactions	September 2008	40-50%	100%		
Improvements in the security of transactions using "technical" counterparties	Q1 2009	20-30%	50%	90%	100%
Control over transactions using "off market" prices	December 2008	-	50%	100%	
Improvements in the security of payments	Q1 2009	15-20%	50%	90%	100%
Control over "non transactional" flows	Q2 2009	20-30%	50%	90%	100%
Regular change of passwords for sensitive applications	Q4 2008	25-30%	(3)	100%	
Reinforcement of access controls for the most sensitive applications (Biometry)	The action is followed up in the "Information security, audit and strategy" workstream of the Transformatrion Plan.				
Cancellation of front office "write access" rights for middle office applications	June 2009	33%	(3)	67%	100%

[1] Source: Presentation communicated by SG CIB to the Special Committee on 12 May 2008, confirmation obtained from the IT department of the Equities division on 7 May 2008 and e-mail from the PMO dated 13 May 2008.

Actions	Target date	2008			2009
		May	Q3	Q4	
Development and distribution of a handbook for the middle office Trading Support Unit	-	(4)			
Development of an escalation procedure for red flags arising as a result of control procedures and update of distribution lists	**September 2008**	40-50%	100%		

(1) Control design should be significantly modified due to technical difficulties during its implementation. The new implementation target date will be confirmed once the new design is finalised.
(2) 100% of the Equities division has been covered. Certain very specific tools used in the Fixed Income division will be covered at the beginning of 2009.
(3) Percentage of progress not communicated.
(4) In Paris, handbooks were distributed to all officers targeted by the action. Formal confirmations of receipt were obtained for 100% of the population in the Equities division and for 90% of the population in the Fixed Income division. The review of these handbooks is in progress in foreign locations. The deadline for formal confirmations of receipt was set to 10 June 2008.

In general terms, the plan reflects the willingness of SG CIB to put in place remediation measures.

In this regard, we consider that 30 June 2008 should represent a significant deadline for the effective implementation of the first controls. The achievement of this deadline will be an important milestone for the credibility of the roll out process. It may be considered to be an ambitious target particularly given the technical problems encountered in the implementation of certain controls.

We recommend that progress in implementing the plan should be reviewed on a quarterly basis by the bank's periodic control[1] teams, with a report prepared for the Board of Directors.

The Transformation Plan

The project workstreams contained in the Transformation Plan relate to the medium term and cover organisational and cultural matters as well as IT infrastructure. Frameworks are in the process of being drawn up for these projects and detailed "road maps" should be available by the end of June 2008. A road map is already available for the "Accountability and culture" workstream.

At the same time, specific actions have already been identified by project workstream and certain of these are in the process of implementation. These actions should enable the content of the control system to be improved, although their full effect will only be felt over time.

[1] Under French regulations, banks are required to retain individuals to carry out both permanent and periodic control. Periodic control is carried out by means of investigations undertaken by entirely independent teams such as the internal audit or General Inspection departments.

Workstream "Organisation of operations processing"

The areas addressed in this project workstream are, by their nature, capable of contributing to the resolution of certain weaknesses in the design of the internal control system which were highlighted as a result of the Diagnostic review, in particular:

- The absence of any analysis or review of the consistency of the results of the capital markets business carried out independently of the front office.

- The lack of integration which, in practice, leads to the fragmentation of controls between several units and inhibits the ability to read across and obtain an overall understanding of operations.

The most advanced initiative in this project workstream relates to the creation of a Product Control Group.

This ambitious project is intended to simplify the complex process of operations processing and make it more robust. The Product Control unit is to be positioned at the heart of the process for recording transactions, for valuing positions and for producing the results of the capital markets business.

Product Control Group objectives

It is envisaged that the objectives of the Product Control Group will be as follows:

- To produce the accounting and economic P&L for capital markets operations independently.

- To put in place controls over consistency to enable the results of a given trading desk to be understood, in particular by reference to the underlying operations processed.

The establishment of the Product Control Group should make a qualitative difference to the system for processing and controlling operations currently in place. By way of example:

- by bringing together the tasks currently carried out by seven different services attached to the risk management department, the operations division and the finance department, the Product Control Group will have an overview of front office operations;

- by integrating the daily economic and accounting P&L production and consistency control tasks in one structure, this should facilitate the operation of the monthly control procedures;

- the range of technical skills of the teams dedicated to the processing and control of operations will be strengthened and should enable the front office to be challenged in a constructive way.

Status at the end of April 2008

The results of the study phase will be finalised by 30 June 2008 and will include a draft outline of the proposed Product Control Group organisation structure. The exact scope of the activities to be included within the remit of the Product Control group is currently subject to review.

Key success factors

We consider that there will be a number of critical factors to manage in the implementation of the Product Control Group. In particular:

- achieving the right balance between the dual functions of operations processing and exercising control, particularly during periods of high activity. This will depend, at least in part, on the outcome of the actions to optimise operational processes which are currently under way[1];

- over and above the task of producing the daily economic P&L, the Product Control Group must become the entity which is responsible for exercising control over the consistency of the positions recorded, changes in market parameters and the P&L results achieved. This represents a key control for capital markets operations, whether dealing with complex or straightforward operations;

- in the context of the proposed implementation of the Product Control Group, it is useful to consider the roles of all of the functions involved in the chain of control. In this regard, we believe it helpful to consider the involvement required of the functions exercising control based on the detailed breakdown of the daily results (the notion of "P&L attribution"). This process is currently the sole responsibility of the front office;

- in order to fully understand the processing of capital markets transactions, it is necessary to have a wide range of skills and experience including, but not limited to, mathematics and accounting. The relevant profile would also include individuals currently carrying out certain of these activities in support and control functions as well as risk management. Existing resources would need to be complemented by training and recruitment initiatives. The ability to bring together and maintain a team with the right blend of skills, experience and appropriate seniority within the Product Control Group will be an important factor in establishing the authority of this group vis a vis the front office;

- the leader of the new group has yet to be identified. However, the experience and the character of this individual will be fundamental to establishing the credibility of this group within SG CIB.

Workstream "Operations Surveillance set up"

This project workstream was established in order to remedy certain weaknesses in the system of permanent controls which were highlighted in the Diagnostic review:

- with regard to control design, we noted weaknesses at various levels: the absence of certain controls, fragmented controls, procedures which were not sufficiently explicit and the lack of a systematic process for centralising red flags;

- with regard to oversight, we noted that the system was insufficiently reactive to enable urgent corrective actions to be taken in the most sensitive areas;

[1] For more details, please refer to the table relating to the Underlying Actions.

- with regard to training, the low level of awareness of internal fraud risk amongst personnel enabled the Fraud to remain undetected.

Objectives of « Operations Surveillance set-up »

It is envisaged that an Operations Security function will be established. The role of this function will be to monitor the adequacy of the system of internal controls in light of the risks inherent in capital markets activity. The objectives assigned to this supervisory and monitoring body are as follows:

- To define the governance, policies and standards applicable in the area of operations surveillance;

- To coordinate the different processes within SG CIB for managing operational risks, in particular in the context of the Basel 2 reforms: the mapping of risks, the collection of information in respect of operational losses and the capital adequacy requirements;

- To put in place a system for monitoring key performance indicators and key risk indicators, to centralise red flags and to proactively manage crisis situations;

- To facilitate the decision making process relating to improving the robustness of operations while coordinating the involvement of a series of cross functional committees dealing with internal control matters which either exist already or are still to be created;

- To ensure that control designs are relevant, fufill the objectives of the control and are implemented efficiently;

- To develop second level controls targeted at fraud risk by means of the creation of an anti-fraud unit and the implementation of a tool to assist in the detection of fraud;

- To organise and undertake training activities and raise awareness of risk, particularly the risk of internal fraud.

This organisation, which will comprise several dozen people, will operate in all of the main geographic locations – Paris, London, New York, Tokyo and Hong Kong.

Status as at the end of April 2008

In the process of setting up cross functional committees on internal controls, a number of measures have been decided upon, certain of which are already in operation. They relate to the following:

- The revision and strengthening of procedures in relation to the "New Products Committee".

- The establishment of an "Internal Control Committee". The objective of this committee will be to ensure that the risks inherent in operations processing are correctly identified and addressed. This committee will bring together the heads of the control functions and the business line heads. The committee will be supported by the establishment of a committee with specific responsibility for monitoring limits and red flags.

- The choice, for a pilot trial, of a tool to assist with the detection of the fraud based on a statistical analysis of unusual or atypical situations and behaviours. The tool has already been selected and will be tested in the Equities division until the end of the second quarter of 2009 before a decision is taken on its effective deployment across all capital markets businesses.

More generally, the year 2008 will be dedicated to actions such as recruitment, putting in place organisational structures, training and raising awareness of internal fraud risks. The activities of this workstream, in particular the review of the operations control system and implementation of the tools discussed above will gradually accelerate. and will extend beyond mid 2009.

Once teams are organised, we consider that there are two tasks which are short term priorities:

- A critical review of the procedures already in place, applying a view of the risks concerned across the organisation.

- A review of the respective roles of various control functions in order to ensure full coverage of risks.

Key success factors

The added value of the Operations Security function relates to the ability to read across and provide an integrated view of controls that has been lacking in the past and the continuous upgrade of the internal control system to adapt it to changes in the capital markets environment.

In our view, this function represents a key element in increasing the professionalism of the internal control system and ensuring the sustainability of the actions initiated as part of the Project which go beyond the objective of detecting or preventing fraud.

In this respect, this function would progressively work very closely with other functions, in particular compliance and internal audit. For example, this would be the case for:

- the organisation of the follow up of recommendations made by Internal Audit, the General Inspection department, regulators or external auditors if they apply on a cross business line basis;

- the escalation of red flags to these functions in order to allow them to react in an appropriate way. In this respect, the Operations Security function should doubtless launch a global review of the rationalisation of risk indicators and the setting of alert thresholds.

To succeed in its brief, the Operations Security teams should comprise control specialists able to bring a forward looking vision of the developments necessary to the internal control framework to tailor it to the business and the risk environment. This kind of vision may be sometimes lacking at the level of the local or operational teams.

In this respect, the identification of the individual who will head this team remains a key success factor for the visibility of this function and the progress of the workstream.

Care should also be taken to ensure that the creation of this function does not impair the role or responsibilities of the operational managers who carry the primary responsibility for internal control.

Workstream "IT security, audit and strategy"

Although the Fraud did not arise as a result of flaws in the information systems, its analysis has uncovered weaknesses in the IT environment, particularly in relation to IT security.

Since part of the weaknesses in IT security is directly linked to the design of the applications, some of which were installed some ten years ago, resolving these problems will require the implementation of underlying actions.

In this respect, most of the actions included in the Transformation Plan related to IT security have been grouped in a IT security development plan which is due to be implemented by 2010. Of the projects included in this development plan, some are directly linked to the issues addressed by the Project. These projects can be grouped into four themes and will be implemented in parallel. The main measures are set out below.

Management of accounts and access rights

This group of projects aims to overhaul the processes for managing accounts and access rights for those applications deemed "sensitive". In particular, it includes regular reviews of access rights, the definition of standard user profiles and the setting up of an automated system for creating and cancelling user accounts.

The first step will be a high level review of access rights to the main applications. Of the sensitive applications, about 50 are considered high priority and should be dealt with by the end of 2008.

IT access control mechanisms

This group of projects is concerned with:

- implementing a reinforced authentication system for access to sensitive applications;
- reducing the number of passwords that one person needs to access the various applications used by that individual by centralising the management of these passwords within a single system. In parallel, a software package will be rolled out that will enable users to save their passwords in a secure manner. These measures will be implemented gradually and should be fully in place by the end of 2009;
- eliminating the possibility of automatically logging on to applications via passwords registered within spread sheets. This action should be completed by the end of 2008 for the applications in the Equities division. Similar steps will also be taken for the Fixed Income division.

Securing the applications and the technical infrastructure

Projects with this theme will continue technical reviews related to the security of applications and the implementation of remedial measures. By the end of 2008, the weaknesses identified in the Equities division's main transaction management application should be corrected. This project is scheduled to continue at least until the end of 2010 in order to deal with other applications.

Concomitantly, it has been decided to reinforce certain routine security management procedures, including, inter alia:

- improved incorporation of security considerations upstream of IT projects;
- closer monitoring of an IT system's compliance with security policy;
- improved management of corrective security measures.

Implementation of mechanisms for detecting anomalies

It is planned to implement an ex-post control which will make it possible to verify the consistency between an application's user and the work station used. By the end of 2008, this measure should cover approximately 30 applications identified as high priority and as a result should strengthen the mechanisms for tracking actions carried out within the IT system.

Key success factors

We consider that the actions defined in the IT security workstream, combined with the shorter-term actions regarding IT security in the Remediation Plan represent a coherent set of measures that should significantly and progressively improve IT security by the end of 2010.

Taken individually, some of these projects seem ambitious to us and will require particular attention. This is the case for the overhauling of the processes for managing accounts and access rights, the generalised implementation of a stronger authentication system, centralised password management and enhanced application security.

In our opinion, the simultaneous implementation of the various projects related to this workstream is essential, given the times necessary for their completion. However, doing so contributes to the complexity of the undertaking, which will require rigorous monitoring throughout the process. Considering the interdependencies and interactions between the various projects, at this stage the pace of implementation of the measures appears reasonable but remains challenging nevertheless.

Lastly, given the number of existing applications, we consider it essential to clearly prioritise the implementation of the measures according to how critical these applications are. To do so, we have recommended that an analysis be carried out of the exposure to fraud risk represented by each of these applications, which should be completed by the end of June 2008. This should make it possible to further refine the priority levels that have already been established.

Workstream "Accountability and culture"

Objectives of the workstream "Accountability and culture"

The objective of the workstream "Accountability and Culture" is to strengthen the formal business environment relying on common principles of professional ethics. It is being implemented through the following series of short and long term actions:

- preparing practical handbooks which are tailored to each business and specify each participant's roles and responsibilities. The roll out of these handbooks will be supported by communication initiatives;

- introducing formal trader mandates for all teams concerned;

- developing a training programme on fraud prevention, particularly in relation to trading activities;

- overhauling the performance appraisal process in order to more accurately capture the managerial and behavioural dimension;

- implementing a communication and awareness programme targeting professional ethics principles and the translation of these into behaviours;

- for the support and control functions, a senior manager hiring programme and the targeted review of the remuneration scale.

These actions are aimed at overcoming the weaknesses in supervision of personnel, coaching and risk awareness.

Status at the end of April 2008

The objectives, timetables and resources have been defined for all of the actions in this workstream. They should be implemented by the end of 2008. In many cases, implementation is already underway:

- the handook formally defining the traders roles and responsibilities, including those related to team and activity supervision, has been distributed in France and is in the process of being rolled out in foreign locations;

- this handbook is complemented by another important element - the individual trader's mandate - specifying, in addition, the instruments and strategies the trader is authorised to use, the limits allocated to the traders and the GOPs under the trader's responsibility. At the end of April 2008, some dozens of mandates had been signed. The impact of the trading handbook and the individual trader's mandates will be reinforced by the implementation of a formal acceptance process that emphasises the commitments made by the traders and is aimed at increasing their sense of ownership of these responsibilities;

- since the end of March 2008, communication actions have been launched to mobilise all SG CIB teams around the shared values of "rigour, transparency, discipline and courage" and responsibility for the quality and security of operations processing. Nearly three thousand employees have attended these presentations in France and in foreign locations;

- the training programme covering internal fraud risk in capital markets activities has been finalised. It targets employees in support and control functions as well as traders in the Equities division. These training sessions (group sessions, e-learning and off-site training for managers) have already commenced and will continue through the end of 2008;

- with regard to recruitment, job descriptions for new positions have been prepared and the recruitment process is being launched in the French market and in foreign locations (London, New York, Tokyo and Hong Kong). In addition, a targeted review of the remuneration scales for support and control functions was completed at the beginning of March 2008.

Key success factors

The success of the Project requires significant additional personnel resources. In this respect, the 2008 hiring programme for support and control functions represents, in our view, a significant challenge. Its success will depend on the ability to find suitable, qualified candidates in France and foreign locations, particularly for supervisory positions.

Moreover, the integration of a large number of new recruits brings with it a risk of weakening an evolving structure that should not be underestimated.

Lastly, given the significant pressures which certain teams have been under in recent months, their continued mobilisation and commitment over the long term will be a key factor contributing to the success of the Project.

Over and above the actions planned for 2008, the targeted cultural change will take place over time and will result from the combined impact of several fundamental elements:

- an environment that fosters a sense of responsibility on the part of the players. In this regard, Project measures such as the development of strong control functions and the affirmation of shared values of professional ethics work towards meeting this objective;

- initiatives supporting these changes such as communication activities, training and awareness raising that aim to explain, convince and motivate and which require a consistent, continuous flow of messages at all levels of the organisation;

- the exemplary conduct of all supervisory staff and the embodiment in their every day actions of the messages put forward will act as a catalyst for the entire programme.

Initiatives outside SG CIB

The major group functional departments are already involved in the Project's various workstreams and are represented in the governance structure that has been set up for the Remediation and Transformation Plans. Moreover:

- as part of the Remediation Plan, they are contributing to the implementation of controls within their scope of action. Thus, for example, the risk management function was involved in setting the limits for the nominal value controls;
- as part of the Transformation Plan, these functions take part in the discussions that will determine the scope of action of the new control functions.

Beyond the Project itself, in relation to their own working methods, these group functional departments have also launched initiatives aimed at strengthening existing procedures and extending the scope of certain controls.

The risk management department

At the level of counterparty risk monitoring, we have been informed that an operating instruction specifying the roles and responsibilities of the various parties involved in the control has been modified in order to more systematically involve front office operators' supervisors as well as the risk management function.

In addition, a workstream has been launched to develop the current system for monitoring market limits which should serve to reduce the high number of cases observed where these limits were exceeded. In this context, the risk management department wants to be able to implement specific procedures for dealing more comprehensively with requests to modify these limits and for analysing the justifications provided for exceeding them. It is also expected that implementation of monitoring tools and indicators as well as an appropriate management of the escalation of red flags will help to measure the improvement in the efficiency of the global internal control framework.

This initiative is aligned with the messages concerning professional ethics circulated within SG CIB and supported by the roll out of a trading handbook which reaffirms the strict principle of complying with trading limits.

In addition to these measures, the Diagnostic review revealed the need to specify and formalise the roles of the risk management function in terms of monitoring both market and counterparty risks.

The compliance department

To remediate the weaknesses brought to light through the Fraud, as described in the Diagnostic review, the procedure for responding to requests from regulators and exchanges was revised in April 2008 in order to specify the roles of the various parties and the need for formal validation of the information included in the responses. This validation will be provided by front office supervisors and, when judged appropriate, by those in charge of support and control functions.

The efficiency and the effective application of this new procedure cannot be immediately assessed, given the nature of the subjects covered. We recommend that these aspects be reviewed in 12 months, in the light of the first results of their practical application.

We also suggest that the compliance department reflects on the ways it will interact with the new cross-functional control structures and on the extent of control activities which are likely to be led by the compliance department.

Periodic control functions

The periodic control functions are looking into ways of addressing the weaknesses observed during the Diagnostic review.

The procedure for following up on audit recommendations issued by the periodic control functions were revised in April 2008. The objective was to optimise the process for following up on the recommendations by providing a framework, with special treatment of the most critical recommendations.

In addition, at the SG CIB internal audit level, discussions are underway concerning extending the application of the most sensitive audit recommendations throughout SG CIB, should this prove relevant.

Since the effectiveness of these new measures cannot be judged immediately, we recommend that an assessment be made in one year, to include interactions with the new structure for the surveillance of transactions within SG CIB.

The discussions currently under way concerning the development of methods of supervision for the internal control system should enable the periodic control teams to obtain a better understanding of the totality of the risks represented by the activities.

These various developments tend towards a greater level of management engagement at different levels in the implementation of the recommendations and the improved reactivity of the internal control structures. We recommend that these developments should be complemented by more specific consideration on the part of the periodic control teams as to how to strengthen their role vis a vis the governance of the group.

Summary of our analysis of the action plan

A change programme with many challenges

Faced with the discovery of the Fraud, the Societe Generale response took the form of a major programme of change and reform. In the context of the Project, SG CIB formed the view that it was necessary to include all of its capital markets activities within the scope of the remediation measures.

The programme was designed to create a balance between the urgent need to improve the robustness of the system of internal controls and a willingness to invest in organisational structures and new forms of governance in order to provide the flexibility, the speed of response and the ability to read across the organisation, necessary for SG CIB's operations where transaction volumes can fluctuate significantly.

The relevance of the programme was reinforced by the inclusion of workstreams dealing with weaknesses which already existed within the organisation in the area of suspense items, unreconciled transactions and operations carried out manually. The scale of these items was such that the controls already in place may not have been fully effective in the past.

The programme also reflects a willingness to move towards a culture of shared responsibility and mutual respect. The design of the new system should lead to the creation of robust and independent control and support functions and should restore the balance between the various parties involved. In this respect, by bringing together all of the front office teams and the control and support functions in one ambitious undertaking, the Project represents the first step towards the cultural change which the Group is seeking.

We consider that, taken as a whole, the programme addresses the issues identified as a result of the Diagnostic review and it is of strategic importance for SG CIB. The matters which we have raised following the Diagnostic review are intended to assist the thinking of SG CIB in the implementation of the programme.

The progress of the programme as at the end of April 2008

As at 30 April 2008, some three months after the discovery of the Fraud, the design phase of the programme is nearly complete. The Transformation Plan workstreams have been launched and a structure agreed for these. Detailed road maps are to be finalised by the end of June 2008. The execution phase has begun in parallel, particularly for the Remediation Plan, and this will continue for a period of two or three years.

The first results are already noticeable within the capital markets operations of SG CIB. In particular, we have noted the following:

- a heightened level of awareness of internal controls within the front office based on a clear definition of roles and responsibilities which have been formally acknowledged by the individuals concerned. A handbook for traders has been distributed and individual mandates are being rolled out;

- a clear acknowledgement of the separation of the roles of the front and middle offices. This has taken the form of the production of a handbook for the Middle Office Trading Support Unit and the introduction of an initiative intended to cancel traders' "write access" rights to middle office IT applications;

- the establishment, on the one hand, of a committee to review internal control procedures, and on the other, of a committee responsible for monitoring internal control alerts with a brief to bring together all of the parties involved in the operations processing chain in order to consider how this can be made more robust from an internal control standpoint;

- a programme intended to raise awareness of fraud risks and operational risks. This has already been rolled out to several hundred employees throughout SG CIB locations;

- the partial deployment of the Initial Ten Actions within the capital markets operations represents an initial measure to complement the system of internal controls. This deployment should enable the messages which have been communicated concerning operational risks to be put into practice.

In addition, certain procedures have already been reviewed and strengthened at the level of the major group functional departments.

As at 30 April 2008, we consider that the elements described above represent a first line of reinforcement for the internal control environment. In addition to this first line reinforcement, there will be a phased roll out of procedures designed to improve the operating effectiveness of the entire control framework.

On the basis of the timetable put together by SG CIB, we consider that 30 June 2008 represents an important initial deadline for the effective implementation of the first controls. The ability to meet this deadline will be an important milestone for the credibility of the roll out of this ambitious programme.

Key success factors

The success of this programme will be measured in terms of three objectives: short term improvements in the efficiency of internal controls; the optimisation of the process put in place; and the ability to make the process sustainable by means of a number of more structural measures. Several key success factors need to be brought together by SG CIB in order to achieve these three objectives. These factors should be monitored vigilantly throughout the execution of the programme.

An in depth analysis of experience gained as well as the execution risks involved, should enable this project, which will mobilise several hundred people for a period of two to three years, to be anticipated and managed in the most effective manner possible.

In this regard, the progress made to date on the Initial Ten Actions of the Remediation Plan is a good illustration of the particular skill sets needed to implement this type of plan and the technical difficulties involved in deploying new measures in a complex organisation such as SG CIB. In this instance, it seems to us that SG CIB initially underestimated the extent of the work required. A more detailed analysis is necessary, taking into account the ability of the systems to produce the information required and SG CIB's own capacity constraints.

In addition, the Diagnostic review highlighted the need to simplify processes in order to enable the internal control system to operate as efficiently as possible. We consider that the ability of the SG CIB IT department to respond to the requirements of the Project will be a key factor in the overall success of the programme.

Even if the IT department was able to put in place measures to improve the treatment of user requests, it would still be appropriate to consider whether the IT architecture requires review in order to simplify and rationalise the information systems and ensure that, once the programme is complete, these systems are stable and robust enough to ensure that the internal control system is sustainable.

Finally, it is important to consider the need for additional resources. The programme depends on SG CIB being able to recruit in its market place and its ability to train and integrate experienced personnel. In this context:

- the strengthening of the teams which is necessary to ensure that operations are processed appropriately is, in itself, an issue for the programme as a whole;

- although there is a more limited requirement for senior people and for individuals with specialist skills, the ability to meet this need is critical to the successful roll out of the programme within the time frame which has been communicated.

Over and above the measures which are already anticipated, we consider that, in the context of this ambitious programme, a particular project management approach is required which should be delivered by means of a strengthened system of governance. In particular:

- a programme management structure is required which has sufficient authority to enable changes to the programme to be proposed, while also having sufficient resources to enable the status of the implementation to be precisely monitored and to ensure that relevant information is passed up to the general management levels of the Group;

- a supervisory structure is required with the direct involvement of general management in order to: allocate priorities between short term objectives and the medium term, more structural goals; provide an appropriate vision of the future; and ensure that the project remains coherent and that the outcome is consistent with the initial objectives and timetable. In this regard, a supervisory structure similar to that which has been put in place for the Transformation Plan element of the Project should be extended to the rest of the programme;

- a series of formal quarterly reviews to establish the progress of the Remediation Plan and, more generally the status of all of the actions. We consider that the output from these reviews should be a periodic progress report addressed to the Board of Directors.

TRANSLATION FROM THE FRENCH

SOCIETE GENERALE

GENERAL INSPECTION DEPARTMENT

MISSION GREEN

Summary report

- MAY 20, 2008 -

TABLE OF CONTENTS

On January 24, 2008, the General Inspection department (SEGL/INS) was entrusted by the Group's Executive Committee with the assignment of carrying out an investigation concerning the fraud committed by Jérôme KERVIEL (JK), trader on the Turbo warrants market within the equity derivatives division (see Focus no. 1).

The purpose of this assignment, approved by the Special Committee of Société Générale's Board of Directors, was (i) to describe the mechanism used to perpetrate the fraud in order to verify the accuracy of SG CIB's calculations concerning the value of the positions and losses, (ii) to search for JK's motives and any potential accomplices, (iii) to identify the malfunctioning of control procedures and responsibility for the late detection of the fraud, and (iv) to verify that no such fraud exists in other areas of SG CIB.

Concerning malfunctioning and responsibility, our investigations having focused exclusively on the scope of the fraud, our conclusions apply solely to the DELTA ONE desk within which JK operated and its immediate surroundings. The organization of SG, in particular that of DELTA ONE, is presented in Focus no. 2.

This report lays out the conclusions of this assignment as of May 20, 2008, the investigation of the fraud having been completed by that date (1).

1. MECHANISMS AND TIMETABLE OF THE FRAUD

- **Our investigations confirm the principal characteristics of the fraud as presented from January 24, 2008 onwards by our Bank to the supervisory authorities, to the Statutory Auditors and to the financial community.**

The fraud consisted of the taking of massive directional positions which JK hid, together with their risks and their earnings (see Focus no. 3), by means of a series of concealment techniques that can be divided into three categories:

- the entry and then the cancellation of fictitious transactions, concealing market risks and the latent earnings from unauthorized directional positions (2);

  JK recorded one or several false transactions in the systems in order for them to be taken into account in the calculation of risks and valuations. JK set the parameters of these transactions in such a manner as to use them to cover the fraudulent positions actually taken elsewhere. We have identified 947 transactions of this type.

- the entry of pairs of fictitious reverse transactions (purchase/sale) concerning equal quantities of the same underlying asset for different "off-market" prices, with the aim of hiding realized earnings, *i.e.* earnings generated following the unwinding of positions;

  For example: on March 1, 2007, purchase of 2,266,500 SOLARWORLD shares at EUR 63 and sale of 2,266,500 of the same shares at EUR 53, which leads to fictitious negative earnings of EUR -22.7 million without creating a position. We have identified 115 transactions of this type.

- the booking of intra-monthly provisions that temporarily cancel the earnings (latent or realized).

  JK made use of the possibility, normally limited to trading assistants only (but without traders being barred via the computer systems) for the purpose of correcting modeling bias, to record positive or

[1] We have been unable to complete our reconciliation tasks in relation to equity positions due to transversal reconciliation tasks underway within OPER. Our work also has not exhaustively covered the study of cash pending, the treatment of which is not broken down by operational center. Finally, we have focused our investigations on the examination of recordings of telephone conversations and on the review of the electronic mailboxes for the key parties and periods, but we have not exhaustively covered the period 2005–2008 for all parties involved.

[2] Earnings generated by the daily valuation of the marked-to-market position.

negative provisions which modify the valuation calculated by the Front Office system. JK posted such entries in order to conceal the amount of earnings generated by his fraudulent positions during a given month (provisions are checked at month end only). We have identified at least nine transactions of this type.

The set of techniques used by JK (i) in order to conceal his positions and (ii) in order to bypass the control measures liable to reveal the fictitious or unwarranted character of the entries posted by him are set forth in Focus no. 4.

Regarding fictitious trades, JK cancelled them before they gave rise to any confirmation, settlement or control. In order to do so, he used characteristics that allowed him the time to cancel the trades and replace them by new false trades. In particular, he made liberal use of trades with a deferred start date (i.e. with a value date considerably later than the transaction date) which, in accordance with market practice, are not confirmed until a few days before the value date, thereby leaving JK the time to cancel such trades.

Furthermore, when faced with questioning from his hierarchical superiors or from control bodies, JK gave untruthful replies, using forged e-mails as support on several occasions (see Focus no. 5).

Finally, JK used the Front Office computer system to post numerous fictitious or unwarranted entries but we have not detected the utilization of any other agent's ID without his or her knowledge.

- **Therefore, the timetable of events as shown by our investigations (see Focus no. 6) demonstrates that JK's fraudulent activity, launched in 2005, took on massive proportions from March 2007 onwards, to reach a global loss of EUR 4.9 billion:**
  - 2005 and 2006: presence of some fraudulent transactions (up to EUR 15 million on positions between June 2005 and February 2006, up to EUR 135 million from February 2006 onwards, primarily on equities (3));
  - 2007: progressive constitution from late January onwards of a short position on index futures reaching EUR 28 billion on June 30, 2007, unwound in August, then building up a new short position in September reaching EUR 30 billion on October 31, 2007, unwound in November; at the same time, directional positions taken on equities (4) reached up to EUR 370 million, depending on the month; total profits of EUR 1.5 billion realized;
  - 2008: constitution between January 2 and January 18 of a EUR 49 billion long position on index futures, discovered on January 20 then unwound between January 21 and January 23, leading to losses of EUR 6.4 billion (which, taking into account the EUR 1.5 billion profit at December 31, 2007, gives a global loss of EUR 4.9 billion).

  Our reconciliation investigations have confirmed the sizes of the incriminated positions and the losses generated by their unwinding as calculated by the SG CIB teams between January 19 and January 23. It has only proven not possible to reconcile the equity positions, because of the transversal reconciliation tasks underway within OPER (see Focus no. 7).

[3] Equities concerned by positions above EUR 5 million are: ALLIANZ, SOLARWORLD, Q-CELLS.
[4] Equities concerned by positions above EUR 5 million are: ALLIANZ, NOKIA, CONTINENTAL, DEUTSCHE BANK, FORTUM, CONERGY, BUSINESS OBJECT, HRX.

2. MOTIVES AND POTENTIAL COLLUSION

On the basis of the investigations which we have been able to complete and which are within the scope of our competence (5), we have not identified any indication of embezzlement of funds by JK (6).

It nevertheless appears that JK was able to take advantage of his fraudulent activities in order to significantly increase his "official" earnings and therefore to increase indirectly the amount of bonus that he could hope to receive.

> *We have established that part of JK's "official" earnings came from his concealed positions (see Focus no. 8).*

Furthermore, we have discovered indications of internal collusion involving a trading assistant, a Middle Office operational agent (7) dedicated to JK's activity.

> *Due to the current on-going criminal investigation, we have been unable to question this agent on this subject. The possibility of such internal collusion must therefore be confirmed by the courts.*

Firstly, a large number of JK's fraudulent transactions were entered by this trading assistant:

- he registered several abnormally high intra-monthly provision flows, without having obtained any valid explanations as to their validity, which allowed JK to conceal the earnings generated by his fraudulent positions;

  Whereas provision flows are in general limited to several hundred thousand euros (exceptionally over EUR 1 million), JK's trading assistant made 7 such provisions of over EUR 50 million in 2007 and 2008 (See Focus no. 9). In particular, a flow of EUR 1.5 billion was registered on January 10, 2008 which allowed JK to conceal earnings generated in 2007 on fraudulent trades.

- he himself entered several fictitious trades used by JK in order to disguise his fraudulent directional positions: we have thus identified 13 fictitious transactions for the sale and purchase of equities that allowed JK to conceal his earnings and 102 trades with "null", "pending" or CLICKOPTIONS as counterparties, registered notably with the aim of reducing apparent market risks.

  In total, almost 15% of the fictitious trades registered by JK were registered by his trading assistant.

In addition, we discovered an electronic message which appears to establish that he was aware of the earnings generated by JK on his fraudulent trades. Indeed, on December 31, 2007, he sent an email to JK with the subject "Valo JK + EUR 1,464,129,513"; *i.e.* an amount very close to earnings as reconstituted by us at that date (EUR 1,487 million).

> *Knowledge of the existence of the fictitious trades was necessary in order to obtain this amount.*

Moreover, questioned by the Middle Office in July 2007 on a "passerelle" discrepancy (8) and having turned to JK to obtain explanations, this trading assistant, at JK's request, merely repeated in turn the explanation given by the trader, which he communicated unchanged to his questioner.

---

[5] On the one hand, we have not carried out an exhaustive analysis of cash pending, treatment of which is not broken down by operational center; on the other hand, it is within the competence of the current criminal investigation and outside our competence to lead investigations into bank accounts potentially held in other banks by JK or by those close to him.

[6] SG bank accounts have been examined, together with off-market price trades and OTC trades with counterparties outside of the SG Group which would have allowed JK to embezzle funds with the potential collusion of a third party.

[7] The role of a Middle Office operational agent is to assist traders with day-to-day administrative tasks (recording of trades) and to carry out any first-line controls concerning the level of earnings, size of positions, etc.

[8] Discrepancies between Front Office and accounting are handled by a process called "passerelle" which consists of explanations on a monthly basis of discrepancies based either on differences between the respective analytical structures of the Front Office and accounting (perimeter discrepancies), or on differences in the methods used (method discrepancies), or on other one-off reasons (residual discrepancies).

The complicity of this trading assistant, if confirmed, would have appreciably facilitated the fraudulent activities of JK:

- attached hierarchically not to the trader but to a division independent from the Front Office, the operations division (OPER – Middle and Back Offices), it was the role of this agent to provide an initial level of control over the trader's activities;
- Middle Office operational agents are the primary points of contact for other support functions with respect to questions concerning the traders' activities; the complicity of this agent would therefore have allowed JK (i) to avoid exposing himself during all of the alerts uncovered (see below) and (ii) to give credibility to his untruthful responses, as these were at times put forward by an entity independent from the Front Office;
- this agent could have assisted JK in the management of the multiple fictitious trades and unwarranted orders necessary for the concealment of the fraudulent positions; this task probably constituted a major workload for JK, in addition to that linked to his legitimate activity.

Our investigations have on the other hand allowed us to establish that neither JK's hierarchical superiors nor his colleagues were aware of the fraudulent mechanisms used or of the size of his positions. Only transfers of JK's earnings to other traders (at a level of EUR 2.6 million) have been uncovered, without having any direct link to the fraud.

Beyond this, we have examined the close relationships maintained by JK with his FIMAT and SGSP (SG Securities Paris) brokers and his extensive internal network of personal relationships, without being able to identify any collusion.

3. MALFUNCTIONING AND RESPONSABILITY

- **Concerning Front Office (GEDS/DAI/TRD), supervision of JK proves to have been weak, above all since 2007, despite several alerts generating grounds for vigilance or for investigation.**

From September 2004 to January 2007, **desk management did not identify either the initial fraudulent trades or their concealment** and tolerated, under its supervision, the taking by JK of intraday directional positions (9) unrelated to his assignment.

- JK's hierarchical superior tolerated the fact that JK regularly took intraday ("spiel") directional positions on index futures and on certain equities (for amounts not of the same proportion as those of the fraudulent positions undertaken from 2007 onwards), which was unjustified given JK's assignment and his level of seniority as trader;

  From November 2004 onwards, JK and his manager exchanged e-mails on these intraday spiel strategies, unrelated to his turbo activities.

- certainly, during this period, unauthorized activities which remained limited in value (10), led to regular feedback from JK to his manager and were sometimes the subject of refocusing;

  We have been unable to question JK's former manager in order to confirm our judgment on the quality of his supervision because he is no longer an SG employee.

[9] "Intraday" positions are those taken during the course of the day (zero risk after close), as opposed to positions carried "overnight", which are carried over at least two days.

[10] We have found no formal record of the limits set by the trader's manager on his intraday activities, which would in any case be different from the market risk limits set formally by RISQ.

- his supervision was not however sufficient to allow the detection of JK's initial fraudulent trades (*i.e.* the taking of overnight positions concealed by fictitious opposite trades), which were, it is true, relatively rare in 2005 and 2006 (under EUR 100 million, essentially concerning equities).

  However, in July 2005, JK's former manager had identified a non-covered overnight position of around EUR 10 million on ALLIANZ shares, which led to a non-formalized reprimand from him, but this manager failed to detect the fictitious trades used by JK in order to conceal the position.

From January 12, 2007 to April 1, 2007, whilst starting to build up his massive fraudulent and concealed positions on index futures, **JK was not subject to supervision at the first level**:

- in January 2007, the DLP desk lost its manager (L+1 above JK), who had resigned; GEDS/DAI/TRD did not find any immediate replacement; during this period, the DELTA ONE manager (L+2 above JK) did not implement any interim structure for the monitoring of the desk's first level of activity;
- throughout this two-and-a-half month period, most of the monthly earnings by operational center were formally validated by the desk's most senior trader without there being any effective control over the desk and JK himself validated the earnings of his principal operational center in March;

  No use was therefore made of either the position monitoring tool (BACARDI) or of the cash flow statements within the perimeter of the DLP desk during this period.

- under these conditions, JK was able to launch the build-up of his massive fraudulent position (see Focus no. 10) and, to a lesser extent, to continue his intraday "spiel" activity.

  By late March 2007, JK had already built up a position on futures, essentially on the DAX index, of EUR 5.5 billion.

From April 2007, **the day-to-day supervision of JK by his new direct manager was weak, whilst the hierarchy did not react in an appropriate manner to several alert signals.**

On the one hand, **concerning the supervision of risks and the monitoring of day-to-day activities, the direct supervision of the DLP desk proves to have been deficient**. Indeed, his new manager did not carry out any detailed analysis of the earnings generated by his traders or of their positions, thereby failing to fulfill one of the main tasks expected from a trading manager.

> *While there is no* ad hoc *standard applicable to trading desk managers, three prescriptive documents govern such a responsibility (see Focus no. 11). In practice, the two principal tasks of a trading desk manager in relation to control measures consist of (i) checking that the desk's net position does not exceed the allocated risk limit (in this case, EUR 125 million), which JK's manager carried out satisfactorily; however, this did not enable him to detect the fraud as the positions were concealed behind fictitious trades; (ii) consulting on a regular basis the tool explaining profits or losses made (BACARDI) and the database where all trades made during the day are registered (ELIOT) in order to monitor the activity of his traders, which was not done by the DLP manager (this would have allowed him to detect the fraud).*

Under these conditions, the desk manager was neither in a position to control the activity of his traders nor *a fortiori* to detect the massive concealed positions taken by JK in 2007 and 2008 or even the enormous increase in volume of his intraday directional activity (higher values and new activities such as pair trading [11]).

> *The DLP manager confirmed that he trusted his traders to provide answers to his questions or to those of the support functions.*

[11] Pair trading is a trading strategy consisting of the arbitrage of two equities in one single economic sector.

Furthermore, JK's direct supervisor was not given sufficient support and was not assisted by the DELTA ONE manager – insufficiently clear definition of priorities (no written instructions prior to November 2007), no verification of his supervisory practices – despite the fact that the DELTA ONE manager was aware of both his lack of experience in this type of position as new desk manager (coming from a background of structured transactions and with no specific knowledge of trading activities) and of deficiencies in the monitoring of risks taken by the desk in general (12).

During the second half of 2007, the DELTA ONE manager and JK's direct manager were handling other priorities: monitoring of projects aimed at ensuring the structure's durability in the context of the division's exponential growth (13) and high turnover in the Middle and Front Office teams, close supervision of activities concerning the guaranteed lending/borrowing of equities impacted by the subprime mortgage crisis. Moreover, JK's activity, turbos, appeared a priori *to them to present the lowest level of operational risks (as opposed to certificates, for example).*

On the other hand, **JK's hierarchy, which never had any knowledge of either the size of the incriminated positions or the mechanisms used to conceal them, lacked responsiveness in the face of several signals**:

- **level of earnings (from L+1 to L+4)**: despite the high value amount and very strong growth of JK's declared earnings in 2007 (EUR 43 million, of which EUR 25 million was proprietary, *i.e.* 59% of the earnings of the DLP desk and 27% of the earnings of DELTA ONE in 2007 (14)), no detailed examination of his activity was carried out or required by his hierarchy;

  Our analyses in this respect show that his own proprietary trading activities, launched in July and which consisted of the arbitrage of competitors' "turbo" warrants, generated earnings of approximately EUR 3 million, i.e. *considerably less than the EUR 25 million declared (see Focus no. 12)*

- **EUREX questioning (L+1)**: correspondence from the exchange to SG in November 2007 did not attract a sufficient degree of attention from the DLP manager, the only person within JK's hierarchy aware of the existence of such correspondence (see below);

- **cash flow (L+1 and L+2)**: unusually high levels of cash flow (an excess of EUR 1.3 billion between December 28, 2007 and January 1, 2008 for JK's principal operational center) were not detected due to the lack of any detailed analysis by the DLP manager; and also, in July 2007, the DELTA ONE manager was informed of two cash borrowings of EUR 500 million (again for JK's principal operational center), an abnormally high amount, without reacting to this alert;

  Details of our report on (i) the impacts of JK's fraud on the level of initial margin requirements, margin calls and cash flow, and (ii) the possibility of their detection, are provided in Focus no. 13.

- **accounting (L+2 and L+3)**: on two occasions (in April 2007 and May 2007), the DELTA ONE manager and his hierarchical superior were informed by Middle Office of anomalies uncovered in relation to JK during "passerelle" reviews (see above), in relation to which the explanations provided by JK were not coherent, without any reaction from these managers;

- **brokerage expenses (from L+1 to L+3)**: the DLP manager and, to a lesser extent, his two hierarchical superiors failed to carry out an in-depth analysis of the high amounts of brokerage commissions at year end (paid principally to FIMAT) generated by JK's fraudulent activity (EUR 6.2 million for JK's principal operational center, *i.e.* 28% of the associated annual earnings (15));

- **breach of a limit (L+1 and L+2)**: the DLP manager failed to investigate the cause of a EUR 10 million breach of the desk's market risk limit (EUR 125 million) which was caused by an overnight directional position taken by JK on three equities;

[12] In the DLP manager's annual evaluation in Nov. 2007, the DELTA ONE manager drew his attention to the need to strengthen his risk monitoring.

[13] Average volume of transactions doubled in 2007, ETF range raised from 12 to 80 in two years, outstanding amounts on turbos doubled in 2007, etc.

[14] These figures all result from trading earnings, *i.e.* excluding sales credits (commercial margins).

[15] These are the annual earnings before taking into account any brokerage commissions or refinancing costs.

JK himself replied to the e-mail sent on October 24, 2007 by RISQ/RDM to DLP (with copy to JK's L+1 and L+2), confirming the breach. The e-mail from RISQ/RDM included a file explaining the breach due to uncovered overnight positions of EUR 16 million on DEUTSCHE BANK, of EUR 6 million on FORTUM stock, and of EUR 3 million on CAP GEMINI.

- to a lesser extent, **vacation (L+1 and L+2)**: JK's reluctance to take any vacation, raised formally by the DELTA ONE manager on four occasions (in February 2007, November 2007, and during his 2006 and 2007 annual appraisals), without concrete effect, did not alert his hierarchical superiors.

  The DELTA ONE manager accepted the explanations given by JK (repeated references to his father's death).

In total, **we believe that five reasons can be put forward to explain why the Front Office hierarchy did not detect JK's fraudulent activities:**

- the weakness of the supervision by JK's direct manager, without which the fraud would probably have been detected more rapidly;
- the lack of assistance and supervision by the DELTA ONE manager of this new, inexperienced trading manager;
- the tolerance of the taking of intraday directional positions within the DLP desk, which created a context in which JK operated more freely;
- a lack of attention and reactivity when faced with numerous alerts, which denotes a lack of sensitivity to the risk of fraud at the Front Office level;

  Our numerous interviews also reveal that the trading hierarchy lost sight of the scale of the orders and lacked knowledge of the details of the activities carried out by the traders.
- an operational context rendered difficult by strong, rapid growth in the division, with numerous signals revealing a deterioration in the operational situation, in particular in the Middle Office (doubling of volumes in twelve months, Front Office employee numbers growing from 4 to 23 in two years, multiplication of the number of products, Middle Office chronically under-staffed in 2007 following numerous departures).

  We have uncovered several exchanges between the managers of DELTA ONE sub-divisions and their hierarchical superiors concerning the division's operational difficulties.

- **Concerning the support and control functions (OPER, ACFI, RISQ, GEDS/GSD (16)), the controls in place were as a whole implemented and carried out in accordance with procedures but did not allow the fraud to be identified before January 18, 2008. On the other hand, controls which would have allowed the fraud to be identified were missing.**

Our investigations have allowed us to acknowledge that **the specified controls were indeed implemented** without however triggering an alert that was sufficiently loud or persistent to allow the fraud to be identified before January 18, 2008. Following an analysis of the controls carried out by ACFI, OPER or RISQ during 2007 and 2008 (discrepancies, pending, excess amounts, etc.) and the anomalies detected, it appears that **cases of failure by operators in relation to procedures in force for the performance of control methods liable to reveal fraud are rare** (see Focus no. 14 - one case in OPER on the control of discrepancies between Front and Back Office, two others within GEDS/GSD on the monitoring of counterparty risk). ACFI controls on regulatory capital requirements in relation to counterparty risk finally allowed the fraud to be brought to light.

[16] OPER: operations division covering SGCIB's Back and Middle Offices; ACFI: SGCIB accounting and financial affairs division; RISQ: Group risk management division; GEDS/GSD: Front Office support team within GEDS, in charge of investigating any breaches of limits on counterparty risk in market transactions.

After the completion of our investigations, the absence of any identification of the fraud by operators up until January 18, 2008 can be explained by:

- **the efficacy of the concealment techniques used by JK**: lies, production of forged documents (we have inventoried seven forged e-mails, see above), cancellation or modification of anomalous transactions, providing the operators with an immediate solution;

- **the diversity of the types of fictitious transaction recorded by JK**, which allowed him to reduce the number of cases in which he had to deal with the same interlocutors, thereby exploiting **a certain lack of a transversal approach in the organization of control functions**;

  The control procedures do not always describe the tasks of all the parties involved: for example, during an OPER control, the role of RISQ/RDM, in the event of its consultation, is not formally laid out.

- the fact that **the operators did not systematically check in further detail**, above and beyond the procedures in force (see Focus no. 14);

  Operators also did not have the reflex to inform their hierarchical superiors or Front Office superiors of the appearance of anomalies, even for high amounts, if this was not specifically stated as part of the relevant procedures.

- **the absence of certain control measures** for which no provision was made and which would have been liable to identify the fraud, essentially within OPER.

  At that time, no controls existed in this area over cancelled or modified trades, over trades with a deferred start date, over trades with technical counterparties, over positions with a high nominal value, or over non-trading flows during any given month, all analyses which would probably have allowed the identification of the fraud.

▪ **Moreover, <u>external alert signals</u> did not allow the fraud to be revealed:**

- in November 2007, EUREX sent two letters of inquiry concerning JK's activity: on the one hand, JK's direct hierarchical superior failed to react to the surprising facts contained in these exchanges (even if EUREX's questions did not relate to transaction volumes, one of the questions concerning strategy mentioned purchase trades covering 6,000 DAX futures contracts in two hours, *i.e.* the equivalent of nearly EUR 1.2 billion); on the other hand, SEGL/DEO limited itself to communicating the trader's explanations (notably in contradiction with EUREX's assertions, which were however inaccurate, on the direction of the positions and not responding exactly to all of the questions) to his direct hierarchical superior, by way of verification;

  In the second letter in reply dated December 10, 2007, in order to ensure that EUREX's queries had been answered, SEGL/DEO suggested organizing a conference call, a proposal to which EUREX did not respond.

- in the light of the strong growth in net banking income of a FIMAT desk used by JK, FIMAT launched an internal investigation in November 2007 on the regulatory conformity of these transactions. This investigation recommended including other factors in its analysis and suggested that SG should be contacted in order to "examine together the increase in execution volumes entrusted by SG CIB", which was considered to be premature by the subsidiary's management as the investigations underway had not been completed. This investigation had not been finalized at the moment of the discovery of the fraud by SG.

4. ADDITIONAL VERIFICATIONS WITHIN SG CIB

We have carried out investigations aimed at ensuring that the mechanisms used by JK have not been used by any other agents involved in trading activities within SG CIB. These investigations covered all of the GEDS and FICC (17) business lines, regardless of the geographical region concerned (Europe, the Americas or Asia).

We have exclusively concentrated our research upon the techniques used by JK (entry and subsequent cancellation of trades with deferred start dates made against technical or internal SG Group counterparties in order to conceal his positions, booking of intra-monthly provisions, purchase/sale of equities at different prices with the aim of concealing earnings) and upon factors that could have constituted alerts in the case of the fraud perpetrated by JK (taking of vacation, correspondence from stock exchanges, P&L growth, large nominal amounts, etc.).

Our investigations and analyses have not led to the identification of any other fraud using similar mechanisms.

These investigations as a whole, together with their results, are described in Focus no. 15.

* *
*

[17] SG CIB is made up of the departments GEDS (*Global Equity and Derivatives Solutions*), FICC (*Fixed Income, Currency and Commodities*) and CAFI (*Capital Raising and Financing*), the latter having been immediately excluded due to the absence of any trading activities.

<u>Focus no. 1</u>: JK's activities.

- **Turbo warrants.**

  - Principle: SG sells warrants with knock-out options ("*à barrière désactivante*") to its clients (principally as call options, *i.e.* purchase/call options offered to the client) and hedges by buying the underlying asset in question.
  - Strategy: "long turbos" are "calls down and out", *i.e.* purchase options that can be deactivated if the spot price falls (allows the client to place money on a rise in the price of the underlying asset), whereas "short turbos" are "puts in and out", *i.e.* options to sell that can be deactivated if the spot price rises (allows the client to speculate on a fall).
    The purchase of the underlying assets is carried out by SG, which allows the client to benefit from a leverage effect (as the client does not purchase the asset). In fact, the client only pays the difference between the spot and the strike price, SG financing the rest.
  - Underlying assets used: shares (single stock), baskets of shares (more unusual), ETFs (sector and/or geographical exposure), indices, *bund* (German state bonds), currency.
  - Maturity: no maturity date ("open end turbo"), maturity fixed at the date of issuance of the warrant ("closed end turbo"), 1 day maturity (offered by CLICKOPTIONS).
  - Price: (i) Closed End Turbo: Price = spot – strike + financing margin ((interest + SG margin) x Nominal) – a percentage of the dividend; (ii) Open End Turbo: Price = spot – strike (but the strike level is adjusted in accordance with the financing margin over the lifetime for the product and every 15 days, the barrier is also readjusted by approximately 5% in order to preserve a relatively constant safety zone); (iii) Day Turbo: Price = spot – strike + premium (the premium or gap of 8/10 bps [basis points] compensates for the absence of any safety zone between the barrier and the strike). In actuality, the Strike is equal to the barrier for these Turbos.
  - Exchange rate taken into account and acknowledgment period in the event of knock-out: in the event of knock-out, SG resells the hedge and gives the client the difference between the strike and the corresponding level.

- **Arbitrage on competitors' turbo warrants**

  In the context of the market's growing volatility, the DLP desk in fact identified competitors' turbo products, whose price was no longer adapted to market conditions. Arbitration consists of the purchase on D of competitors' call turbos and their hedging by the sale of futures contracts. If the market opens at D+1 by showing a fall which deactivates the product, SG registers a profit (the trader can in fact re-purchase his hedge with a profit).

Focus no. 2: Presentation of SG's organizational structure.

The chain of management over JK within GEDS/DAI.


Head of trading activities
JK's L+5
Head of arbitrage activities
JK's L+4
Head of Equity Finance
JK's L+3
Head of Delta One
JK's L+2
Delta One Listed Products
Desk head – JK's L+1
(+7 agents including JK)
Activities: market making on listed products (ETF, turbos, single stocks) and proprietary positions (competitors' turbos, dividends, etc.).
Index Tracking
Desk head
(+9 agents)
Activities: primary structuring on ETF; ELS, forwards and positions on basket trading on indices not handled by the dedicated GEDS team.
Equity Finance Structuring
Desk head (+ 2 agents)
Activities: guaranteed repo trading, basket pricing.
Delta One Structuring
Head
Cash Flow
Head (+1 agent)

Note: the chart shown above shows the structure in place until December 18, 2007. After that date, the head of trading activities became head of GEDS and was replaced by the former head of arbitrage activities, who for his part retained his previous office.

Organization of GEDS.

- **Description of GEDS.**

As of the end of December 2007, GEDS had 1,365 employees in 4 main areas:

- flow and structured product sales (388 employees);
- engineering (232 employees);
- arbitrage or volatility trading (385 employees), involving both proprietary trading and client related trading (market making and management of positions generated by client flow);
- cash equity sales and research (360 employees).

Up until December 18, 2007, GEDS was organized around 2 co-heads, a trading manager (who was one of the two co-heads), two sales managers (one for flow products and another for structured products), one engineering manager and one cash equities manager. From December 18, 2007 until January 24, 2008, the trading manager co-head was solely in charge of GEDS.

In terms of business activities:

- those dedicated to commercial activities represent around 2/3 of net banking income (1), organized around three divisions (structured products, listed flow products and cash equities);
- those dedicated to proprietary trading representing around 1/3 of net banking income, organized around volatility trading (also responsible for generating price options for clients), on the one hand, and around arbitrage activities, on the other hand.

- **Overview of the GEDS organization**

  - Structured Products: the teams of traders, financial engineers and salespersons develop and offer a complete range of structured products based on varying underlying assets (equities, indices, mutual funds, alternative management...). Clients are mainly retailers and institutional investors.
  - Flow and Listed products: warrants, certificates, reverse convertibles and trackers for private and professional clients, dedicated sales and trading activities (notably market making). Large market share (15.8% of the global warrants market, 25.2% of the European ETF market).
  - Secondary equities activities (Cash and Research): financial analysis and performance of equities transactions (brokerage, matching of client interests).
  - Proprietary trading activities are broken down into two sub-divisions:
    - Volatility trading: flow trading (inter-bank counterparty and provision of liquidity on the OTC and listed options markets), quantitative trading (position taking on quantitative analysis criteria), "special" trading (corporate/semi-exotic) (pricing of derivatives for corporate clients, plus flow management on structured products of intermediate complexity), arbitrage trading of credit/equities (arbitrage between the value of one company's debt and that of its listed assets on the basis of volatility analysis).
    - Arbitrage: index arbitrage (sale/purchase of a basket of equities on one index, perfectly replicating the sale/purchase of a futures contract on the same index), borrowing/lending equities (finding equities to hedge optional positions but also to supply certain clients with equities via lending/borrowing), arbitrage of relative values (risk arbitrage, fund arbitrage, hedge funds...).

[1] Net Banking Income or *Produit Net Bancaire*, banking equivalent of turnover.

■ **Organizational chart**

GEDS organizational structure.


ExCo members
also reports to
Head of Global Equities & Derivatives Solutions
COO
Global Head of Trading
Arbitrages
Equity Finance
Americas
Asia
& Volatility Coordinator
Exotic Trading
Global Sales Coordinator
& Sales Structured Products
Europe
Flow & Listed Products
Hedge Fund Group
& Head of GEDS London
Sales Structured Products
Americas
Asia
Japan
JV with FICC
Financial Engineering Lyxor - Inora
Equity linked Str. Products
Marketing
Structured Alternative Invt
Lyxor AM
Corp. Sales & Structuring - Europe
(JV with CAFI/FCM SET)
Cash Equity & Research
Research
Sales
Trading
TRADING
SALES
ENGINEERING
CASH & RESEARCH

GEDS/DAI/TRD organizational structure.


Global Head of Trading
COO
Orga FO – Commando
ISP
Quantitative Research
R&D
Functional Architecture
Europe Volatility
Deputy of Europe Vol. & Index Trading North Europe
Deputy Head & Germ., Scandi. Netherl. Switz. & Dispersion
France, UK & ClickOptions
South Europe
Deputy Europe Volatility & Struct. Flow & Corpo. Trading, Prop Trading
Corporate & Special Pricing
Quant Trading
Credit Derivatives
Exotic Trading
Deputy Head & Multi & Mono
European Fund Desk
Secondary Market
Hybrid Products
Asia & Global Volatility Coordinator
Japan
Customer dedicated trading
Deputy Head
Index Arbitrage Asia
South East Asia
Equity Finance Asia
Cash Equity & Research
Arbitrages
Fundamental
Quantitative
Tourmaline
Turquoise
Equity Finance
DeltaOne
Fund Arbitrage
Program Trading JV GEDS/CAR
Americas
Trading excl. Arb & Creder
Exotic Trading US
Exotic Trading
Basket Trading US
Topaz
Equity Finance US
Risk Arbitrage US
Also reports to

Other parties involved in trading activities.

Source: Group directives (1)

- **Operations division (SGIB/OPER)**

Within SGIB, the assignments of OPER worldwide are:

- to implement all measures necessary in order to ensure the administrative and financial handling of market transactions and credit initiated by product line;
- to carry out controls on a first level in accordance with regulatory requirements and to implement all measures necessary for the security of transaction handling;
- to participate in the drawing up of the financial and accounting results of transactions;
- to manage operation risks and to implement the continuity plan for SGIB's business activity.

- **SG CIB financial and accounting division (SGIB/ACFI)**

Within SGIB, the assignments of the Financial and Accounting Division worldwide are:

- to ensure, on behalf of the Division Management and under the functional authority of the Group's Financial Division (DEVL), the financial management, the balance sheet management, the management controls and the management of accounting of SGIB. To this end, ACFI is responsible for the accounting and financial reporting of the entities supervised by the Division;
- to make sure that financial and accounting standards (Group and local) are applied, as well as to define the methods for the application of such standards;
- to guarantee the quality of data and compliance with accounting, risk avoidance, fiscal and management rules (Group and local) as well as compliance with regulatory provisions (local level and Group level) for the Division as a whole; to ensure the financial supervision of all entities attached to the Division;
- to produce and to provide accounting, financial, regulatory and fiscal statements and the risk ratios for SGIB entities to SGIB Divisions, to DEVL, and to the local regulators;
- to produce management accounting data for SGIB and its entities as well as indicators of business activity for the Division;
- to provide all elements necessary for the Group's financial disclosures in relation to the Division;
- to disseminate within the Group, to SGIB/DIR and to SGIB Divisions, all statistical information and all analyses requested by them in the context of their management and concerning ACFI (accounting, management accounts, financial management, balance sheet management, taxation);
- to contribute to the definition and monitoring of SGIB's strategy;
- to advise on and accompany the development of business activities, notably through participation in new product committees and in investment dossiers;
- to manage relationships with statutory auditors and with local supervisory authorities for the relevant ACFI aspects.

- **Risk Management Division**

The principal assignment of the Risk Management Division (RISQ) is to contribute to the development of business activities and to the profitability of the SG Group (the Group) via the implementation of a risk management plan. In carrying out its functions, RISQ reconciles independence with respect to operational divisions with close collaboration with the Divisions which are responsible, in the first resort, for the operations undertaken by them.

[1] The directives (i) define the principal assignments and the organization of each entity within the Group as well as their relationships with other Group entities, as applicable, (ii) describe the rules of action and behavior applying either to the whole Group (*e.g.*, directive on the group audit charter), or to several Divisions. The entities concerned are the Divisions, Management, Project-Groups, group subsidiaries. The directives are signed by the President.

In this context, RISQ:

- carries out an overview of all of the risks of the Group;
- contributes to the definition of any commercial strategies with a significant level of risk;
- defines or validates the methods and procedures for the analysis, measuring, approbation and monitoring of risks;
- is responsible for ensuring the adequacy of the risk information systems;
- contributes to the assessment of risks by taking a position on the transactions proposed by the commercial managers;
- is in charge of piloting risk portfolios and of monitoring transversal risks, as well as of the forward-looking management of the Group's risk-related costs;
- ensures the hierarchical or functional supervision of the Group's Risk Subsidiaries.

<u>Banks and Market Counterparties (RISQ/CMC)</u>

RISQ/CMC is responsible for the global management of risks within the following areas:

- credit risks involving financial institutions;
- counterparty risks on market products and activities for all counterparties as a whole;
- risks linked to banking service activities (SBAN).

RISQ/CMC:

- organizes the integration of processes for approving and monitoring risks involving financial institutions for the Group as a whole (including the preparation of files in relation to banks), in order to optimize the efficiency of the control procedures in this area;
- contributes to the analysis and supervision of the risk portfolio for banks and financial institutions, in accordance with various criteria: ratings, RAROC, EVA, etc...;
- validates credit risks (client ratings, trades, individual credit files and global limits) and country risks for the less complex cases, once the relevant commercial managers have given their opinions;
- develops calculation models for homogeneous exposure in "equivalent lending" over market products and activities, by taking into account the impact of compensation and collateralization, in collaboration with the relevant product lines;
- ensures the global management of risks (all counterparties together) generated by the activities of the banking services (SBAN), as well as the operational management of SGIB's counterparty risks and of PAEN on market products and activities, booked by the Group's principal trading floors;
- carries out monitoring and reporting tasks for major risks, for counterparties under supervision, and for provisions;
- operates and/or organizes information systems relating to the calculation and monitoring of risks involving financial institutions and market counterparties.

<u>Market Risks (RISQ/RDM)</u>

RISQ/RDM:

- is responsible for the global management of the Group's market risks;
- ensures the permanent and independent monitoring by Front Offices of all positions and risks generated by all of the Group's market activities, by comparing them to the limits in place;
- responds to requests for limits for all of SG's operational centers in the context of the global authorizations granted by General Management;

- defines the methodology for taking measurements (Var, sensitivity, stress test, etc.), validates the assessment methods, develops procedures for the monitoring of such risks and determines the corresponding reserves;
- ensures the development of the databases and systems used to measure market risk;
- produces the regulatory consolidated reporting on equity capital requirements linked to market and counterparty risk, ensuring the reliability of such reporting on a permanent on-going basis.

- **Professional ethics (SEGL/DEO)**

In the context of the organization of compliance, SEGL/DEO's assignment consists of ensuring that the various entities within the Group operate in accordance with the laws and regulations applicable to the banking and financial activities carried out by them, and in accordance with the Group's standards and principles concerning professional conduct, in order to protect the Group's business activities, the employees carrying out such activities, and the image of Société Générale.

Positioning at the time of the fraud of the various parties cited in this report

■ **General localization of the divisions cited in the report within the SG Group's organizational structure**



PRES
Presidency
Depts. cited
... Operational Divisions ...
COMM
Communications Divisions
DEVL
Finance and Development Division
DEVL/CBR/CAP
DRHG
Group Human Resources Division
RESG
Group Resources Division
RISQ
Risk Management Division
RISQ/CMC/GAP
RISQ/CMC/ISP
RISQ/RDM/EQY
SEGL
General secretariat
SEGL/DEO
SEGL/INS
SEGL/JUR
Business Divisions
SGCIB
Corporate and Investment Banking
GEDS
FICC
OPER
ACFI
GIMS
Global Investment Management & Services
BDDF
Retail Banking - France
CDN
Crédit du Nord
DSFS
Financial Services Division
BHFM
International Retail Banking

■ **Specific localization of the divisions cited in the report within the SG Group's organizational structure excluding SGCIB**


... Operational Divisions ...
PRES
Presidency
COMM
Communications Division
DEVL
Finance and Development Division
DEVL/CBR
DEVL/CBR/CAP
DRHG
Group Human Resources Division
RESG
Group Resources Division
RISQ
Risk Management Division
RISQ/CMC
RISQ/CMC/GAP
RISQ/CMC/ISP
RISQ/RDM
RISQ/RDM/EQY
SEGL
General Secretariat
SEGL/DEO
SEGL/INS
SEGL/JUR
Business Divisions
SGCIB
Corporate and Investment Banking
GIMS
Global Invesment Management & Services
BDDF
Retail Banking - France
CDN
Crédit du Nord
DSFS
Financial Services Division
BHFM
International Retail Banking

- **Localization of the divisions cited in the report within SGCIB's organizational structure**


SGCIB/DIR
Corporate & Investment Banking
Chief Administrative Officer
CORI
Corporate and Retail Investment Division
CAFI
Capital and Financing
FICC
Rates, FOREX and Commodities
GEDS
Equities and Derivatives
GEDS/DAI/GSD
GEDS/DAI/TRD
GEDS/DAI/TRD/DTO
GEDS/DAI/TRD/EFI/PAR
GEDS/DAI/TRD/INC
ITEC
Information Technology Division
OPER
Transactions Division
OPER/GED
OPER/GED/BAC
OPER/GED/MID
OPER/GED/PNL
ACFI
Finance Division
ACFI/ACR
ACFI/ACR/ACT
ACFI/ACR/FCO
ACFI/GED
ACFI/NOR
HUMN
HR Division
CORP
Corporate Transactions
CAO
Europe, Americas, Asia
Americas
Asia Pacific

- **Definition of the acronyms used in the Inspection's report**

Acronym	Division or Sub-division	Role of the relevant Division or Sub-Division
SEGL/INS	SEGL/INS	SG Group General Secretariat/General Inspection Department
SGCIB	SGCIB	SG Group Corporate and Investment Banking Division
OPER	OPER	SGCIB Operations Division
ACFI	ACFI	SGCIB Accounting and Finance Division
RISQ	RISQ	SG Group Risk Management Division
GEDS/GSD	GEDS/DAI	GEDS Sub-Division, in charge of trading, sales and financial engineering
GEDS/DAI/TRD	GEDS/DAI	GEDS Sub-Division, in charge of trading, sales and financial engineering
SEGL/DEO	SEGL/DEO	SG Group General Secretariat/Professional Ethics Division
GEDS	GEDS	Equity Derivatives Division, Corporate and Investment Banking
FICC	FICC	Rates, FOREX and Commodities, Corporate and Investment Banking
RISQ/CMC	RISQ/CMC	SG Group Risk Management Division/Bank and Market Counterparty Risk
OPER/GED/PNL/REC	OPER/GED	SGCIB Transactions Division, dedicated to GEDS
OPER/GED/MID/DLM	OPER/GED	SGCIB Transactions Division, dedicated to GEDS
RISQ/CMC/GAP	RISQ/CMC	SG Group Risk Management/Bank and Market Counterparty Risk
GEDS/DAI/GSD	GEDS/DAI	GEDS Sub-Division, in charge of trading, sales and financial engineering
RISQ/CMC/ISP	RISQ/CMC	SG Group Risk Management/Bank and Market Counterparty Risk
ACFI/ACR/ACT	ACFI/ACR	SGCIB Finance Division, Accounting and Regulatory Reporting Sub-Division
ACFI/ACR/FCO	ACFI/ACR	SGCIB Finance Division, Accounting and Regulatory Reporting Sub-Division
ACFI/ACR/ACT/BA2	ACFI/ACR	SGCIB Finance Division, Accounting and Regulatory Reporting Sub-Division
DEVL/CBR/CAP	DEVL/CBR	SG Group Finance Division, Sub-Division in charge of (i) piloting of structural risks re rates, liquidity and FOREX, (ii) Group's long-term refinancing, and (iii) piloting the Group's capital requirements and equity capital structure
FCO	ACFI/ACR	SGCIB Finance Division, Accounting and Regulatory Reporting Sub-Division
ACFI/NOR	ACFI/NOR	SGCIB Finance Division, Sub-Division for Management of Accounting standards
ACFI/ACR/ACT/COK	ACFI/ACR	SGCIB Finance Division, Accounting and Regulatory Reporting Sub-Division
SEGL/JUR	SEGL/JUR	SG Group General Secretariat/Legal Department
GEDS/DAI/TRD/INC	GEDS/DAI	GEDS Sub-Division, in charge of trading, sales and financial engineering
ACFI/GED	ACFI/GED	SGCIB Finance Division, dedicated to GEDS
GEDS/DAI/TRD/EFI/FRA	GEDS/DAI	GEDS Sub-Division, in charge of trading, sales and financial engineering
GEDS/DAI/TRD/DTO	GEDS/DAI	GEDS Sub-Division, in charge of trading, sales and financial engineering
OPER/GED/PNL	OPER/GED	SGCIB Transactions Division, dedicated to GEDS
OPER/GED/BAC/LIS	OPER/GED	SGCIB Transactions Division, dedicated to GEDS
OPER/GED/BAC/OTC	OPER/GED	SGCIB Transactions Division, dedicated to GEDS
OPER/GED/MID/TRS	OPER/GED	SGCIB Transactions Division, dedicated to GEDS
ACFI/ACR/ACT/CNS	ACFI/ACR	SGCIB Finance Division, Accounting and Regulatory Reporting Sub-Division
SGPM	SGPM	Legal entity: Société Générale ("*Personne Morale*")
RISQ/RDM/EQY	RISQ/RDM	SG Group Risk Management/Market Risks
RISQ/RDM	RISQ/RDM	SG Group Risk Management/Market Risks

<u>Focus n°3</u> : The trader manages to hide his actual earnings, showing "official" earnings which are very low in comparison.



2 000 000 000
1 000 000 000
0
-1 000 000 000
-2 000 000 000
-3 000 000 000
-4 000 000 000
-5 000 000 000
-6 000 000 000
JK's "official" earnings (EUR)
Actual earnings on fraudulent positions (EUR)
01/02/07
01/16/07
01/30/07
02/13/07
02/27/07
03/13/07
03/27/07
04/10/07
04/24/07
05/08/07
05/22/07
06/05/07
06/19/07
07/03/07
07/17/07
07/31/07
08/14/07
08/28/07
09/11/07
09/25/07
10/09/07
10/23/07
11/06/07
11/20/07
12/04/07
12/18/07
01/01/08
01/15/08
01/29/08

The estimated earnings profile generated by the fictitious index trades compensates that of the fraudulent earnings:



6 000 000 000
5 000 000 000
4 000 000 000
3 000 000 000
2 000 000 000
1 000 000 000
0
-1 000 000 000
-2 000 000 000
Estimation of earnings generated by the fictitious index trades (EUR)

NB 1: The chart of the actual earnings of the fraudulent positions shows only the P&L generated by positions on traded futures and options, which certainly form a large majority of such positions. The estimation of fictitious P&L, for its part, takes into account positions on indices handled via futures or OTC products (forwards and options). All equity positions (real or fictitious fraudulent positions) are therefore excluded.

NB 2: These two charts are aimed at illustrating JK's aptitude for making the profile of his fictitious trades coincide with that of his fraudulent positions. They are not the result of certified accountants' investigations comparable to work that could, for example, be carried out by the Statutory Auditors. On the one hand, if our investigations have allowed the discovery of almost all of the fictitious transactions, we are unable to affirm that the list drawn up is totally exhaustive (see Focus no. 4). On the other hand, the assessment of the fictitious positions identified in order to estimate the earnings generated has necessitated the adoption of various hypotheses (discounting of futures flows ignored in the variation of the prices of underlying assets, conversion of options into equivalent underlying assets with a delta of one).

<u>Focus no. 4</u>: Methods of concealment used by JK.

- **Techniques used by JK in order to conceal his fraudulent directional positions.**

1) 1st type of technique: recording fictitious trades canceling positions and latent earnings generated by fraudulent positions.

JK entered one or several false transactions into the systems so that they would be taken into account in risk and valuation calculations. JK defined the parameters of these transactions such that they covered the fraudulent positions actually taken elsewhere.

We have counted 947 transactions of this type: see Table no. 1 below.

2) 2nd type of technique: recording pairs of fictitious transactions matching each other in the inverse.

JK entered pairs of fictitious reverse transactions (purchase/sale) concerning equal quantities of the same underlying asset for different "off-market" prices in order to conceal the realized earnings without creating a directional position (the balance being zero).

> *For example: on March 1, 2007, purchase of 2,266,500 SOLARWORLD shares at EUR 63 and sale of 2,266,500 of the same shares at EUR 53, which leads to fictitious negative earnings of EUR -22.7 million without creating a position.*

We have counted 115 transactions of this type: see Table no. 2 below.

3) 3rd type of technique: recording provision flow ("*flux pro*").

JK used the option, in principal reserved for trading assistants (but without any technological protection preventing access by traders) to correct modeling bias, to enter positive or negative provisions modifying the value calculated by the Front Office system. JK entered such flows to conceal the amount of earnings generated by his fraudulent positions.

We have counted 9 fraudulent provision flows: see Table no. 3 below.

- **Techniques used by JK to disguise the fictitious or unwarranted nature of his orders.**

Regarding the first two techniques (fictitious trades or pairs of fictitious trades), JK cancelled fictitious trades before they gave rise to any confirmation, settlement or control. In order to do so, he used features that left him the time to cancel these trades and to replace them with new false trades:

- <u>trades with so-called "technical" counterparties</u>: the term "technical counterparty" applies to generic titles ("pending", "*echu po*", "pre hedge", etc.) entered in ELIOT (the Front Office computer application) in cases where (i) the counterparty for the trade is waiting to be classified (not yet recorded in the client reference database) or (ii) all the parameters have not yet been determined. JK used these titles in order to record his fictitious trades which neutralized the risks resulting from his fraudulent positions. These trades appear in effect in the Front Office system where the data on risk originates (they are taken into account in the calculation of the balance of the position) but they are not discharged in the Back Office applications or, moreover, in accounting. JK cancelled them at the latest by the time he was questioned by the Middle Office in charge of resolving discrepancies between the Front and Back Office systems;

  These counterparties have a completely permitted role when used under normal circumstances: the "echu po" *counterparty is used by the OPER teams to represent in ELIOT the maturity dates of shares or warrants and products' restructurations; similarly, the "pre hedge" counterparty is used by teams of exotic traders, structuring teams and volatility traders in the marketing phases; the "pending" counterparty is used in cases where the counterparty's information (client or broker) has not yet been created in the client database (BDR) or in ELIOT.*

- internal trades, meaning trades between two SG Group entities (in this case, JK exclusively used CLICKOPTIONS, a wholly-owned subsidiary), which are not subject to confirmation; SG and CLICKOPTIONS positions are only reconciled monthly in the context of accounting reconciliation of reciprocal transactions; JK created trades with CLICKOPTIONS but cancelled them before or at the time of such controls;

- trades with a deferred start date (*i.e.* with a value date much later than the date of the transaction), which are only confirmed several days before the value date, in accordance with generally-accepted market practice, again leaving JK with more time before canceling them.

Regarding the 3rd technique ("flux pro"), JK knew that they were only monitored at the end of the month and cancelled them before the control took place.

Generally speaking, JK managed to vary his techniques sufficiently in order to reduce the number of cases where he would deal with the same control agents in case of a problem.

<u>Table no. 1</u>: Fictitious transactions canceling market risk and latent earnings.

Principle	Control bypassed	Financial instruments used	Counterparties used	Number of Transactions
Transactions combining two characteristics: - a significant offset (*i.e.* the difference between the transaction date and the 30-day order value date) and a cancellation before the value date; - the use of internal counterparties within the SG Group ("CLICKOPTIONS" and "CLICKCLT") of or small scale external counterparties ("BAADER-PUC") with cancellation before the value date in all cases.	- No settlement or delivery due to the cancellation of the transactions. - No confirmation until 5 days before the value date for transactions with a deferred value date. - No confirmation for internal transactions as these are reviewed in the context of intra-group transactions. - No margin calls with small counterparties that do not have any collateralization agreements (only limits or "independent amount").	FORWARD (off exchange) on indices (DAX, ST50E, CAC, FTSE)	CLICKOPTIONS	55
			CLICKCLT	1
			PENDING	3
			DEUTSCHE BANK	2
		OTC options (off exchange) on DAX underlying assets	CLICKOPTIONS	18
		Shares traded OTC	CLICKOPTIONS	126
			CLICKCLT	2
			ECHUPO	54
			PENDING	66
		FUTURES on indices: DAX, ST50E, CAC, FTSE	PENDING	262
			NULL	358
				Total: 947

NB 1: Our work has permitted us to inventory the majority of the fictitious transactions of this type. We cannot however affirm that the established list is completely exhaustive. We have compiled this list (i) on the basis of trades cancelled by JK (fictitious trades had to disappear before confirmation or settlement) and (ii) taking into account trades that had characteristics (amounts, underlying assets and counterparty type) assuring an almost certain presumption that these operations were fictitious.

NB 2: "NULL" is a title that is automatically recorded by the application if the counterparty field is not filled out. It is possible therefore that a small part of the trades cited here show actual booking errors (justifying their cancellation). But the abnormally high number (358) of these operations indicates that a large majority of them are certainly fictitious.

<u>Table no. 2</u>: **Pairs of fictitious opposite trades, used to conceal fixed earnings.**

Principle	Control bypassed	Financial instruments used	Counterparties used	Number of Transactions
Buy and sell transactions for the same quantity of shares or derivatives, at different prices, meant to conceal fixed earnings, combining two characteristics: - a significant offset (*i.e.* difference between the transaction date and the 30 day value date) and cancellation before the value date; - use of internal SG group counterparties ("CLICKOPTIONS" or "CLICKCLT") or of small-scale counterparties ("BAADER-PUC") with cancellation before the value date in all cases.	- No settlement or delivery due to the cancellation of the transactions. - No confirmation until 5 days before the value date for transactions with a deferred value date. - No confirmation for internal transactions as these are reviewed in the context of intra-group transactions. - No margin calls with small counterparties that do not have any collateralization agreements (only limits or "independent amount").	Shares traded OTC	ECHUPO	20
			PENDING	10
			CLICKOPTIONS	69
			CLICKCLT	2
		FUTURES	PENDING	2
		FORWARD	CLICKOPTIONS then BAADER-PUC	8
Transactions completed with an external counterparty at an off-market price.	- No control over prices for transactions carried out with external counterparties.	FORWARD RATE	PRE-HEDGE	4
				Total: 115

Table no. 3: Provision flows recorded to conceal latent or fixed earnings.

Provision flow reference	Date of entry	Date of cancellation	Average amount during the period	Currency	Operational center
22904171	July 23, 2007	July 25, 2007	-63,237,500 *	EUR	2A
23290759	July 27, 2007	July 30, 2007	-221,680,000 *	EUR	2A
23381100	July 31, 2007	August 1, 2007	-74,500,000 *	EUR	2A
23618610	August 13, 2007	August 31, 2007	-72,392,140	EUR	2A
23757431	August 21, 2007	August 31, 2007	-343,500,000	EUR	2A
25244722	November 7, 2007	November 8, 2007	-345,400,000 *	EUR	2A
25263903	November 8, 2007	November 9, 2007	-527,900,000 *	EUR	2A
25419034	November 15, 2007	November 16, 2007	-284,000,000 *	EUR	2A
26629234	January 10, 2008	January 18, 2007	-1,485,700,000	EUR	2A

*: *We have not been able to reconcile exactly the provision flow amount with the fraudulent earnings generated that day. But with regard to the amount concerned, it is highly likely that it represents a provision with a fraudulent aim. In fact, (i) the provision flow is usually in the region of tens or even hundreds of thousands of euros (rarely more than one million) and (ii) the official earnings of JK being EUR 50 million, any higher flow would automatically appear very suspicious.*

<u>Focus no. 5</u>: JK used forged emails on seven occasions.

The emails listed below have been identified:

- *verifying that they concerned fictitious trades or that they referred to conditions different than those indicated in other emails about the same trade;*
- *verifying through the ZANTAZ application (email archiving) that JK did not receive any message from the sender indicated on such dates;*
- *identifying possible anomalies in the emails (modified signature as compared with other emails from the same sender).*

Sender	Bank	Date of forged email	Subject of forged email	Forwarded to	Date of forwarded email	Message found via ZANTAZ?	Identification of anomalies in the message?	Message related to a trade now identified as fictitious?
External 1	Counterparty 1	04/12/07	Prix Turbo&Short Certificates Tomorrow before 13h	Agent 29	05/11/07	No	No	Yes
External 2	Counterparty 2	04/30/07	Problems on Settlement on knocked products March and April Italian market	Agent 29	05/16/07	No	No	-
External 3	Counterparty 3	06/15/07	Trade details DAX Future Roll Over	Agent 4	07/19/06	No	Yes	-
External 3	Counterparty 3	06/15/07	Trade details DAX Forward Roll Over	Agent 29	07/06/07	No	Yes	Yes
External 4	Counterparty 4	06/28/07	CDO Trade Details confirmation	Agent 29	07/12/07	No	Yes	-
External 5	Counterparty 5	01/17/08	Trade Details	Agent 23	01/18/08	No	No	Yes
External 3	Counterparty 3	01/18/08	Trade Details	Agent 23	01/18/08	No	Yes	Yes

Focus no. 6: Timetable of events.

1. Key dates in 2005, 2006 and 2007.

- In July 2005, JK built for the first time a significant directional position on ALLIANZ shares, of about ten million euros. This initially long position became a short position on July 21. It is around this date that the first fictitious transactions intended to disguise the positions and the earnings appear.
- In 2006, the size of his fraudulent directional positions on shares increases, reaching a total amount of about EUR 140 million in August 2006. JK begins to take concealed positions on DAX futures contracts.
- At the end of January 2007, JK builds up a very large short position on DAX futures. On January 24, his position's nominal value is around EUR 850 million. It reaches EUR 2.6 billion by the end of February and EUR 5.6 billion by the end of March.
- A first peak exceeding EUR 30 billion is reached on July 19, 2007 on DAX futures, before the position is cut and rebuilt from September onwards.
- At the same time, JK continues his fraudulent activity on shares by holding globally short positions. From mid-September to early November, the total size of his positions extends beyond EUR 100 million and reaches its maximum of over EUR 350 million.
- From November 7 to December 31, 2007, JK unwinds his positions on DAX and EUROSTOXX futures. By December 31, his fraudulent positions on indexes are zero.

2. Detailed timetable of the discovery of the fraud in 2008.

- **Monday, December 31, 2007: Presence of 8 forward trades with an internal counterparty.**
  - Jérôme Kerviel possesses 8 forward transactions with an internal counterparty (ClickOptions).
  - These trades do not appear in the daily reporting because of the internal counterparty (zero counterparty risk).
- **Wednesday, January 2, 2008: Launch of change of the internal counterparty for Counterparty 5.**
  - Transmission failure of Thetys files (GEDS Back Office) to RISQ/CMC, the daily reporting does not include up-to-date data.
  - At 17:43, Jérôme Kerviel sends the ITS numbers of the 8 transactions to agent 1 (OPER/GED/PNL/REC) and asks her: "*we will put the broker in anticipation of the counterparty conf.*"
- **Thursday, January 3, 2008: Validation of counterparty change.**
  - During the course of this day, the counterparty for the 8 forwards is modified (move from an internal counterparty to Counterparty 5). The transaction numbers and dates remain the same (*i.e.* before 12/31/2007).
  - At 10:26, Jérôme Kerviel sends his Term Sheet to agent 2 (Middle Office control OPER/GED/MID/DLM).
  - At 11:32, agent 2 sends an email pursuant to the telephone conversation in order to settle the problem of the inversion of direction between the justification and the Eliot entry.
  - At 17:53, the Thetys files were indeed received by RISQ/CMC but the counterparty is still ClickOptions.

- **Friday, January 4, 2008: Technical problem at RISQ/CMC.**
  - Transmission failure for daily Thetys files to RISQ/CMC, the daily reporting does not include up-to-date data.
  - At 23:12, receipt by RISQ/CMC of files permitting the Basel II regulatory calculations.
- **Monday, January 7, 2008: First alert at RISQ/CMC dashboard level.**
  - Successful transmission of files generated by Thetys to RISQ/CMC for the daily dashboard. These files do indeed contain the 8 forwards with Counterparty 5 as counterparty.
  - RISQ/CMC calculates the daily dashboard position, a very high level of risk appears (CVar) on Counterparty 5. The size of the amount involved causes an error to be suspected.
- **Tuesday, January 8, 2008: Request for regularization of the situation by GEDS/DAI/GSD.**
  - The alert is transferred by RISQ/CMC/GAP (application managers) to GEDS/DAI/GSD (agent 3 and agent 4). This alert refers to an unquestionably high underlying asset without giving a value. This will not be verified. Agent 3 asks JK for explanations concerning his positions, a reply is obtained "*this materializes the give up of puts made late; I owe money to the counterparty. It will be rebooked asap*". In an interview, Agent 3 admits not having understood the explanation.
  - At 11:47, the Back Office file is sent to ACFI for calculation of the Cooke ratio.
- **Wednesday, January 9, 2008: Cancellation of transactions with Counterparty 5 and filing of a provision flow ("*flux de provision*").**
  - Agent 4 replaces agent 3 and asks Jérôme Kerviel to regularize the situation at 13:47, then at 19:25.
  - At 19:44, Jérôme Kerviel declares that he has cancelled the transactions and that they will no longer appear. Jérôme Kerviel cancels the 8 transactions and ask his trading assistant to post a "*flux pro*" the next morning in order to hide his profits.
- **Thursday, January 10, 2008: GEDS/DAI/GSD and RISQ/CMC acknowledge the end of the problem.**
  - The alert disappears from the RISQ/CMC daily dashboard. Agent 4 confirms to Jérôme Kerviel that the problem has indeed been resolved.
  - At 08:59, RISQ/CMC/ISP (agent 5) receives from GEDS/DAI/GSD (agent 4) confirmation that the problem has been resolved without any exact explanation ("The Counterparty 5 deals corrected yesterday evening").
  - From RISQ/CMC's side, the problem has been definitively closed at this date.
  - Extract from the complete [data] base is loaded in Off-Balance Sheet Cooke at ACFI.
  - At around 18:00, a first calculation is launched but fails.
- **From Friday, January 11 to Monday, January 14, 2008: Period during which the regulatory calculations are carried out.**
- **Tuesday, January 15, 2008: First regulatory calculations show a very high Cooke ratio for Counterparty 5.**
  - The ACFI/ACR/ACT cell (agent 6) responsible for the calculation of regulatory capital in the context of the Cooke ratio carried out an initial calculation on the basis of data received on January 8, 2008. This calculation shows results much higher than anticipated in terms of CWA [Cooke Weighted Assets] and RWA [Risk Weighted Assets]. The analysis of these figures shows the 8 transactions with Counterparty 5 as counterparty. A connection is made with the calculation carried out in 4C with Basel II. The values are even higher still (approximately double the amount, as Counterparty 5 has no IRBA rating).
  - At 15:01, agent 6 contacts agent 3 (GEDS/DAI/GSD) to ask her for explanations on Jérôme Kerviel's 8 forwards, drawing agent 3's attention to the size of the nominal amounts. Agent 3 replies that the transactions have been cancelled and transfers the emails exchanged with Jérôme Kerviel.
  - At 16:55, agent 6 contacts ACI/ACR/FCO (agent 7) to find out if the 8 forwards should be taken into account.
  - At 17:19, agent 7 asks OPER/GED/PNL/REC (agent 1) if the 8 transactions have indeed been cancelled in the accounts and in the Front Office as of December 31, 2007.

- At 17:47, agent 7 asks Jérôme Kerviel if the 8 transactions can be netted. Jérôme Kerviel replies affirmatively at 17:57, with copy to agent 6.
- At 20:17, agent 6 asks how the transactions have been remodeled. Jérôme Kerviel sends an email at 20:42 in which he states that this models an undue earnings payment, but he does not reply to the question as to how the deals have been remodeled. Not understanding the explanation, agent 6 speaks to agent 8, his manager.
- At 20:39, agent 8 (ACFI/ACR/ACT/BA2) contacts DEVL/CBR/CAP (email sent to agent 9 and agent 10) on the question of the 8 transactions with Counterparty 5.
- At 20:42, agent 11 asks agent 12 to verify the assertion of agent 8: "*the trader indicates that FCO had validated the modeling of these deals which poses problems for us re Cooke [ratio] (+EUR3bn on GEDS)*". In fact, contrary to Jérôme Kerviel's assertions, FCO never validated the montage (agent 12 found no trace, either verbal or written, nor has Jérôme Kerviel produced anything).

- **Wednesday, January 16, 2008: Exchanges between ACFI, OPER and DEVL and first questions to the trader.**
  - At 09:27, email sent to ACFI/NOR (agent 13) in order to discuss verbally as, in the context of subsidiarity, ACFI/NOR deals in the first instance with SGCIB risk management questions.
  - At 10:12, ACFI/ACR/ACT/Cooke-Basel 2 (agent 6) forwards to DEBL/CBR/CAP the various exchanges concerning the subject.
  - At 10:26, DEVL/CBR/CAP sends an email to ACFI/ACR/ACT/Cooke-Basel 2 (agent 8) in order to confirm to her that the subject will be dealt with.
  - In the meantime, DEVL/CBR/CAP has called ACFI/ACR/ACT/Cooke-Basel 2 (agent 6) who gave a brief description of the problem.
  - At 10:53, agent 11 (ACFI/ACR/FCO) transfers the emails on Jérôme Kerviel's forwards to agent 12.
  - At 11:37, ACFI/ACR/ACT/Cooke-Basel 2 (agent 8) responds considering that this is a modeling problem and that FCO would have given its agreement (whereas this is a forgery, see above).
  - At 11:41, transfer by DEVL/CBR/CAP of previous exchanges to ACFI/NOR (agent 13) in order to share the same level of information but without making any judgment as DEVL/CBR/CAP is still awaiting the conclusions of examinations at an accounting level.
  - At 12:16, agent 1 (OPER/GED/PNL/REC) transfers to agent 7 (ACI/ACR/FCO) the information in her possession concerning the 8 transactions.
  - At 13:04, agent 7 transfers the emails on the problem to agent 12, his manager at ACFI/ACR/FCO (agent 7 having a heavy workload at that time, he therefore transfers the matter to him).
  - At 13:06, agent 12 writes to OPER/GED/PNL/REC (agent 14 and agent 15) "*we nevertheless have hyper significant values on these deals. Please investigate (knowing that this is making the Cooke [ratio] explode...). We can discuss whenever you like*" (see email 13). At 13:15, agent 14 replies that everything is fine from their point of view and that they will revert to agent 6 as soon as possible (see email 14). Agent 12 received nothing further. He himself describes this email as "*an excess of zealousness*" in so far as OPER/GED/MID/DLM had already completed the task of verification.
  - At 14:14, agent 11 (ACFI/ACR/FCO) sends an email to Jérôme Kerviel to tell him that agent 12 will be calling him in order to understand the justification of the 8 forwards. He will not call him before the meeting held the next day. He considers in fact that this is not strictly speaking a problem concerning the FCO and gives priority to the verification of documentary evidence.
  - At 14:42, agent 12 asks agent 16 (OPER/GED/MID/DLM) to verify the documentation and the controls over the 8 transactions. Agent 16 transfers this request to agent 17 and to agent 18 (OPER/GED/MID/DLM) at 14:59.
  - At 15:38, agent 17 sends a reply to agent 16 who takes up the emails exchanged with Jérôme Kerviel, agent 1 and agent 2, with the (forged) term sheets from Counterparty 5. This indicates "*During the booking of these Forwards transactions, the MO Control received the confirmations, the booking being compliant, validation in Thetys took place*". The conclusion states "*After the Cooke ratio had been exceeded, these transactions were cancelled, a new modeling must be defined, but the FO is awaiting the modeling to be adopted from ACFI/NOR*". At 15:41, agent 16 transfers this information to agent 12.
  - At 17:10, agent 12, seeking to discover the position of ACFI/NOR (that Jérôme Kerviel is awaiting, according to OPER/GED/MID/DLM), contacts agent 19 (ACFI/NOR). Agent 19 is at home and replies via his Blackberry at 18:08.
  - At 18:45, further to email exchanges with agent 12 and agent 20 (ACFI/NOR under the responsibility of agent 19), the decision is made to refer to agent 13 (specialized in questions of risk management

standards, while agent 19 and his team are specialized in accounting standards).

- At 18:52, agent 13 replies that she has had a return from agent 8 on this subject. She contacted Jérôme Kerviel several times during the course of the day (by telephone), without managing to understand his explanations.
- At 19:11, agent 12 decides that a meeting must be organized "*very urgently tomorrow*".

- **Thursday, January 17, 2008: Meeting between ACFI and the trader, then between ACFI and DEVL.**
  - At 11:26, the meeting is finally set for 16:30 to 17:30 with the participation of: Jérôme Kerviel, agent 12 (ACFI/ACR/FCO), agent 13 (ACFI/NOR), agent 19 (ACFI/NOR), agent 20 (ACFI/NOR), agent 6 (ACFI/ACR/ACT/COK) and agent 8 (ACFI/ACR/ACT/COK) who, in the end, was not present.
  - The meeting took place at 16:30. JK having learnt that the problem with Counterparty 5 came from the absence of a collateral agreement, declares that his true counterparty is Counterparty 3, which brings the Cooke ratio down to approximately EUR 390 million. It is decided that ACFI should approach DEVL/CBR. A note exists summarizing the principal points of this meeting.
  - At 17:30, during a meeting with ACFI/NOR on another subject, DEVL/CBR/CAP (agent 21) is informed of the problem of the weighting of the 8 forward contracts with Counterparty 5 and questioned on the particular points that ACFI/NOR (agent 19) should raise during the ad hoc meeting scheduled for that evening. DEVL/CBR/CAP (agent 21) asks for verification of certain points.
  - At 18:30, agent 13 (ACFI/NOR) and agent 21 (DEVL/CBR/CAP) call Jérôme Kerviel in order to obtain additional information. They ask him to submit to ACFI/NOR legally valid documentary evidence (signed contract) or any other formal document reviewed and validated by SEGL/JUR.
  - At 19:31, agent 21 (DEVL/CBR/CAP) sends an email to agent 10 (DEVL/CBR/CAP) in order to debrief on the discussion with agent 13 and Jérôme Kerviel. It is in particular stated that ACFI/NOR (with OPER and SEGL/JUR) must ensure that the legal formalities permitting the netting of cash flows are respected.

- **Friday, January 18, 2008: Problem reaches GEDS and in-depth questioning prior to the discovery.**
  - In the morning, agent 22 and agent 13 call agent 23 (GEDS/DAI/TRD/INC) and agent 24 (ACFI/GED) to warn them of the Cooke ratio problems on GEDS due to the 8 forwards. This call was not part of a standard procedure but, during the period of account closure, this was usual. Two points surprise agent 23, the high nominal value and the fact that this concerns a broker.
  - At 11:40, agent 23 confirms the amounts mentioned during the telephone conversation and states that he will see what he can do.
  - He asks agent 3 (GEDS/DAI/GSD) for the information available to him. Agent 3 transfers the email exchanges on the daily reporting alert of the 7th to the 9th and states that the transactions have been cancelled.
  - Agent 23, not really understanding what has happened, goes directly to see Jérôme Kerviel. As the explanations are unclear, he insists further and agent 25 (GEDS/DAI/TRD/EFI/FRA) joins them. Jérôme Kerviel declares that his actual counterparty is Counterparty 3.
  - At 12:59, Jérôme Kerviel sends the (forged) justification of Counterparty 3, further to the request made by agent 23.
  - Agent 23, agent 26 and agent 25 sum up the matter. The subject is judged to be very important and a meeting is organized for the evening.
  - At 17:36, agent 23 transfers the replies from SEGL/JUR on the options for carrying out a netting.
  - At the end of the day, a meeting takes place with agent 26, agent 25, agent 27 (GEDS/DAI/TRD/DTO), agent 28 (OPER/GED) and agent 23.
  - Agent 27 takes charge of the case and suggests calling the contact at Counterparty 3 on Saturday This allows the discovery that the transaction is fictitious to be made.
  - During the day, Jérôme Kerviel enters the transactions into Eliot, repeating the same characteristics used for the 8 previous forwards, but with Counterparty 3 as counterparty. Indeed, 6 forwards are redirected to Counterparty 3 and 2 are entered as "Pending". These transactions have numbers which are different from those of the previous forwards.

<u>Focus no. 7</u>: Results of reconciliation investigations.

We were able to reconcile the majority of the amounts from fraudulent positions on key dates, except for those on equities for which the positions could not be reconciled.

Product Type	*Reconciliation Method*	**Results of reconciliation investigations**	
		On Dec. 31, 2007	**On Jan. 18, 2007**
Futures	*Reconciliation for each type of futures contract (paired with underlying asset – maturity) between the net positions of the depositary and the net positions recorded in the Front Office application ELIOT.*	Complete reconciliation	**Identification of 24 fictitious trades (11 on DAX and 13 on EUROSTOXX)**
Listed Options	*Reconciliation, for each type of option (four elements: underlying asset – direction – maturity – strike) between the net positions of the depositary and the net positions recorded in the Front Office application ELIOT.*	Complete reconciliation	Complete reconciliation
Equities and Funds	*Reconciliation at the SGPM level of the net position by shares on ELIOT with the position recognized by the depositaries.*	Reconciliation impossible due to significant inventory discrepancies (work in progress by OPER at SG CIB level)	Reconciliation impossible due to significant inventory discrepancies (work in progress by OPER at SG CIB level)
Warrants	*Reconciliation by warrant type of the net position by GOP on ELIOT with the net position of the depositary.*	Complete reconciliation	Complete reconciliation
Forward	*Because OTC positions cannot be certified within the given timeframe for the totality of GOP, AR delta* method was used in order to identify the portfolios (i.e. operational sub-centers) at risk. For all trades in portfolios at risk, verification of the presence of a confirmation for the transaction (for internal trades, reconciliation is implicit because both sides of the transaction are recorded automatically in such a way that they cannot be separated).*	**Identification of 8 fictitious trades**	**Identification of 11 fictitious trades**
OTC Options		Complete reconciliation	Complete reconciliation
Combination linear products (CLP)		Complete reconciliation	Complete reconciliation
Forex		Complete reconciliation	Complete reconciliation
HDG (zero deposit coupon, interest rate swap)		Complete reconciliation	Complete reconciliation
Non delivery forward (NDF)		Complete reconciliation	Complete reconciliation
Interest rate swap (SWP)		Complete reconciliation	Complete reconciliation

*: *The Delta AR (risk analysis or* analyse de risque*) method permits the gathering of three-fold information on portfolios/ products/ underlying assets that are most likely to have been the subject of fictitious transactions. In recording fictitious trades, JK hedged his directional positions and therefore exteriorized a weak delta, as calculated by AR at that time. These fictitious trades having usually been cancelled before confirmation or settlement was sent so that they would not be detected, the follow-up by AR on these same portfolios on the historic value date several months later allow the measurement of actual fraudulent positions which were in reality not hedged at the time. The comparison of historic and new AR thus highlights the portfolios/underlying assets/products that could have been the subject of fraud in the past.*

NB 1: Reconciliations were carried out for the 36 operational centers ("GOP") identified as having possibly handled operations carried out by JK or on his behalf. 35 GOPs were found to have handled all of the deals done from JK's machines or from his login ID; 1 GOP was added to this sample because it was included by the SG CIB task force in the JK review but in reality it did not contain any relevant transactions.

NB 2: For JK's eight principal GOPs, our reconciliation investigations were also carried out for the dates December 31, 2005 and December 31, 2006.

NB 3: Our reconciliation investigations could not be completed for equity positions because of continuing transversal reconciliation work underway within OPER. Our investigations also did not cover an exhaustive study of cash pending, the treatment of which is not differentiated by original operating center.

<u>Focus no. 8</u>: A significant part of the earnings declared by JK originates from his fraudulent activity, but we cannot establish the exact amount.

- **The earnings (1) declared by JK in 2007 amount to EUR 43 million, including EUR 25 million in proprietary trading and EUR 18 million in client trading.**

Earnings resulting from proprietary trading – EUR 25 million – are supposed to come from arbitrage on competitors' turbo warrants, an activity commenced in July 2007.

Earnings declared as coming from client trading – EUR 17.6 million – according to JK's assignment, resulted from margins generated by turbo warrants market making (financing, spread between bid and ask) on the one hand, and from taking positions (dividends and especially optimizing management of hedging) on the other hand.

- **Regarding the earnings of EUR 25 million from proprietary trading:**

1) JK's legitimate activities can only explain up to EUR 3 million.

We have reconstituted, trade by trade, the earnings generated by arbitrage on competitors' turbo warrants carried out by JK and another trader from DLP. In total, these earnings are valued at EUR 5.5 million, including approximately EUR 3.1 million attributable to JK and EUR 2.3 million attributable to the other trader (according to the most likely case scenario).

> *Between July 2007 and December 2007, the DLP desk handled 23 competitors' turbos, which represent a nominal amount of EUR 916 million requiring hedging in futures generating an average margin of 60 base points (see Table no. 1).*

Consequently, the remaining EUR 22 million result from unauthorized positions arising from his activity in taking directional intraday ("*spiel*") positions or from fraudulent concealed positions (overnight).

2) Of the remaining EUR 22 million, we have not managed to distinguish perfectly between earnings generated by JK's directional intraday activity and those arising from his fraudulent positions.

We have attempted to reconstruct, trade by trade, the origin of earnings generated by JK in order to determine their exact source. But this exercise was not possible due to the overlapping strategies used by JK and the way in which JK attributed them to his different GOPs:

- because JK carried out two types of activity within the same portfolios (sub-operating centers), it is not truly possible to distinguish one from another;

  Example: on day 1, JK buys 1,000 DAX futures contracts; on the morning of day 2, he buys 500 DAX futures contracts; in the afternoon on day 2, he sells 300 DAX contracts. It is not possibly to connect the 300 contracts sold to the transaction from day 1 or the transaction from the morning of day 2, therefore the transaction cannot be classified as intraday or overnight.

- transfers of earnings between portfolios are also extremely numerous, which "muddles" the investigation (see Table no. 2);

- certain positions on futures were at first taken to hedge a client's position and then became, once the position was unwound, an overnight directional position that JK concealed from that point on with fictitious trades (see below).

---

[1] Earnings generated, excluding sales credit.

3) We have nevertheless established that part of these earnings did originate from fraudulent positions concealed by JK.

Within the proprietary trading GOP and in particular within the JK_STRAT portfolio, we detected earnings of EUR 3.8 million in 2007 arising from:

- a loss of EUR 36 million on intraday directional positions on equities (amongst others ALLIANZ, DEUTSCHE BANK, SOLARWORLD and CONERGY, the shares of CONERGY alone having generated losses of EUR 40 million);
- gains of EUR 3.6 million from the ZUK_MINIFTS and ZFI_DAX portfolios (see below) where JK dealt in futures on the FTSE and DAX respectively;
- a gain of EUR 39.3 million resulting directly from earnings (EUR 1.5 billion) from the fraudulent position on futures at the end of 2007: this amount of EUR 39.3 million is in fact the difference between a transfer flow of EUR 1.51 billion from the ZFI_DAX portfolio and the earnings from fictitious forwards entered against CLICKOPTIONS in December 2007 for a total of EUR 1.47 billion.

  The breakdown is explained in Table no. 3.

More generally, **it is very unlikely, even impossible, that JK could have generated earnings of EUR 22 million from pure intraday trading** (which would in any case be an unauthorized activity).

- **Regarding the earnings of EUR 18 million in client trading:**

For the same reasons cited above, it is not possible to distinguish between earnings linked to client transactions and those linked to fraudulent activities.

JK's main market making portfolio (ZFI_DAX in GOP 2A) was in fact also used by him to record fraudulent positions on futures, and this occurred since the beginning of 2007 (see Table no. 4). The portfolio ZUK_MINIFTS in GOP D3, where FTSE turbos are handled was used in a similar way.

Given the amounts at stake, **it is highly probable that the declared earnings from client trading also contain earnings from JK's fraudulent positions**, even if the proportion is probably smaller than in the case of earnings from proprietary trading (earnings from clients supposedly superior to earnings from arbitrage on competitors' turbo warrants, actual transfer of part of the fraudulent earnings to proprietary trading GOPs).

Table no. 1: Earnings generated by arbitrage strategy over competitors' turbos are estimated at EUR 5.5 million

ISIN Code	Issuer	Underlying	Futures Equivalent	Strike calls	Nominal amount of the equivalent Futures position (EUR m.)	Trade date	Earnings (EUR m.)
CH0032080902	DBKAG	DAX (1)	80	7700	15.4	07/11/07	
Ch0032162429	ZKB	DAX (1)	80	7500	15.0	07/26/07	
DE000BN0F382	BNP-EMIS	DAX (1)	280	7470	52.3	08/02/07	
DE000BN0F341	BNP-EMIS	DAX (1)	20	7400	3.7	08/03/07	
DE000BN0F358	BNP-EMIS	DAX (1)	120	7410	22.2	08/03/07	
DE000BN0GRA2	BNP-PBAS	DAX (1)	300	7400	55.5	08/09/07	
DE000BN4Z317	BNP-PBAS	DAX (1)	100	7300	18.1	08/09/07	
DE000BN7WVK5	BNP-PBAS	DAX (1)	200	7290	36.5	08/10/07	
DE000BN7WVK5	BNP-PBAS	DAX (1)	200	7290	36.5	08/16/2007	
DE000DR4WBU7	DRESDBK	DAX (1)	60	7200	10.8	08/16/2007	2.0
DE000VFP4NG1	VONTOBEL	DAX (1)	40	7150	7.2	08/17/2007	*(1)*
DE000BN0J6V9	BNP-PBAS	DAX (1)	40	7300	7.3	08/21/2007	
DE000BN0J6Y3	BNP-PBAS	DAX (1)	80	7340	14.7	08/21/2007	
DE000CG21477	CITI-AG	DAX (1)	152	7175	27.3	08/21/2007	
DE000BN0J4U6	BNP-PBAS	DAX (1)	140	7200	25.2	08/22/2007	
DE000BN0J6V9	BNP-PBAS	DAX (1)	110	7300	20.1	08/22/2007	
DE000BN0LCG1	BNP-PBAS	DAX (1)	200	7410	37.1	08/28/2007	
DE000BN0J6Y3	BNP-PBAS	DAX (1)	40	7340	7.3	09/03/2007	
DE000BN0MSK7	BNP-FFT	DAX (1)	40	7400	7.4	09/07/2007	
DE000BN0J6Y3	BNP-PBAS	DAX (1)	30	7340	5.5	09/26/2007	
DE000DB7S333	DBKAG	DAX (2)	400	7900	79.0	10/08/2007	
DE000BN0WTD9	BNP-EMIS	DAX (2)	320	7800	62.4	10/24/2007	
DE000DB5W628	DBKAG	DAX (2)	500	7850	98.1	11/01/2007	3.5
DE000BN0SSA5	BNP-EMIS	DAX (2)	120	7700	23.1	11/07/2007	*(2)*
DE000DB8Q236	DBKAG	DAX (2)	80	7700	15.4	11/07/2007	
DE000DB67Z47	DBKAG	DAX (2)	520	7750	100.8	11/12/2007	
DE000BN026T8	BNP-EMIS	DAX (2)	600	7500	112.5	11/23/2007	
TOTAL			**4,852**		**916.3**		**5.5**

(1): hedging with Futures maturing September 2007
(2): hedging with Futures maturing December 2007

PnL/Nominal: **60 bps**

Methodology:
Calls have been valued based on premiums and quantities generated by the ELIOT tool. The valuation of futures hedging as been assessed in accordance with several scenarios:

- *worst case scenario: selling low and buying high for Futures handled irrespective of volumes (very low probability)*
- *best case scenario: selling high and buying low for Futures handled irrespective of volumes (low probability)*
- *medium case scenario: identification of blocks of Futures that may correspond to the unwinding of the position and to the assessment on the basis of the average prices recorded in ELIOT. In the opposite case, assessment by using the weighted average of Futures handled for sales on short positions and for purchases on long positions (average probability)*
- ***medium case scenario retained:** average of best and medium case scenario assessments. This scenario has the highest probability.*

<u>Table no. 2:</u> The numerous transfers between portfolios and between GOPs made by JK made the analysis of his earnings extremely arduous

Breakdown of JK's proprietary trading earnings as at December 31, 2007

P&L (in EUR K)		**Financial explanation of earnings**	**Presence of P&L generated by fraudulent positions**	Amount	
25,059	3,071	Arbitrage of competitors' turbos	No	1771	*P&L transferred via Fwd of 2A/ZDE DECADE*
				1 300	*P&L transferred via Fwd of 2A/ZFI_DAX* (1 300 and 13 794)
	21,988	Market making on turbos in context of assignment, spiel intraday and fraudulent positions on DAX futures (see Table no. 4)	Partial	13 794	
		Earnings generated mainly from the fraudulent positions on futures (see Table no. 3)	Yes	3 873	*P&L transferred via Fwd of 2A/JK_STRAT*
		Unauthorized strategy of pair trading on equities	No	91	*P&L transferred via Fwd of 2A / JK_LS*
		Retrocession of P&L from GOP OI (1) corresponding to P&L generated by GOP D3 ZUK_MINIFTS portfolio (see *below*)	Partial	2 900	*P&L transferred via Fwd of OI /D1_PROP*
		Market making on turbos in context of assignment, spiel intraday and fraudulent positions on FTSE futures	Partial	700	*P&L transferred via Fwd of D3 / ZUK_MINIFTS*
				630	*Cash flow generated by D3 / ZUK_MINIFTS*

JK's portfolios within IG and XE proprietary trading centers

JK_CHICHE *TURBO_PROP*

(1): Indexation desk operational center on which the earnings generated by JK's GOP D3 (SGOE) were housed whilst awaiting the creation of a dedicated proprietary trading center for DLP activity planned for 2008.

<u>Table no. 3:</u> The earnings generated by the fraudulent positions enabled JK to conceal losses of EUR 36 million on fraudulent equities positions and to declare proprietary trading earnings of EUR 3.9 million.

Breakdown of earnings for the 2A center JK_STRAT portfolio


Profits
Losses
Balance
Earnings transferred via D3/ZUK_MINIFTS Fwd
+ 2.4
3.1
Portfolio P&L at 12/31/2007
Earnings transferred via 2A/ZFI_DAX Fwd
+ 1.2
3.9
P&L transfer via Fwd To XE/TURBO PROP
P&L generated by difference between:
- EUR 1.51 billion cash flow generated by 2A/FZI_DAX
- fictitious fwds worth EUR -1.47 billion towards ClickOptions in 12/2007
+ 39.3
-35.8
P&L generated by loss-making directional strategies, long/short on equities and ETF
In EUR m.

Table no. 4: Earnings generated by client trading activities are also potentially composed of fraudulent positions taken by JK.

Earnings for the ZFI_DAZ (GOP 2A) portfolio for the 1st quarter 2007

EUR	01/02/07 to 01/31/07	02/01/07 to 02/28/07	03/01/07 to 03/30/07
Index Futures *DAX*	**-15,321,720**	**42,448,382**	**-29,929,107**
Forward *DAX*	**16,514,028**	**-21,719,136**	**6,094,721**
Equities *Solarworld*	**0**	**-22,604,012**	**22,606,969**
Warrant Options *DAX turbo warrants*	**110,389**	**639,629**	**872,697**
Cash Flow	**-670,000** (1)	**2,364,685** (2)	**1,845,210** (3)
Other	**-28,653**	**-158,514**	**-49,848**
Financing	*-10,757*	*-112,049*	*35,562*
Fees	*-19,881*	*-46,463*	*-85,409*
B/S on expired products	*-913*	*1,174*	*548*
FOREX	*2,898*	*-1,176*	*-549*
TOTAL	**604,042**	**971,035**	**1,440,641**
Earnings generated by fictitious transactions	**16,307,196**	**-44,003,763**	**29,254,096**
Forwards	*16,307,196*	*-21,399,751*	*6,647,127*
Equities		*-22,604,012*	*22,606,969*
Real earnings minus fictitious	**-15,703,154**	**44,974,798**	**-27,813,454**

These earnings cannot be logically explained by client flows

(1): cash transfer flow (TSF)
(2): cash transfer flow (TSF)
(3): PRO flow

Source: BACARDI. Earnings are presented on the basis of BACARDI summary statements of "trading valuation". We have moreover taken certain information generated by the detailed breakdown for additional clarity (underlying assets, non-transactional flow type).

<u>Focus no. 9</u>: List of flow for provisions greater than EUR 50 million recorded in 2007 and in January 2008 under the identification number of the operational Middle Office agent dedicated to JK's activities.

ELIOT identifier	Month	Number of modified transactions entered under his ID	Maximum amount entered under his ID
22904171	July 2007	63	EUR 76.0 million
23290759	July 2007	9	EUR 221.7 million
23618610	August 2007	39	EUR 88.0 million
25244722	November 2007	1	EUR 345.4 million
25263903	November 2007	4	EUR 528.0 million
25419034	November 2007	2	EUR 284.0 million
26629234	January 2008	9	EUR 1,485.9 million

The provision flows reproduced above all cover operational center 2A.

Focus no. 10: The departure of JK's former manager coincided with his starting to take massive fraudulent positions.

Fraudulent positions on DAX futures during Q1 2007 in EUR millions


01/02/2007
01/09/2007
01/16/2007
01/23/2007
01/30/2007
02/06/2007
02/13/2007
02/20/2007
02/27/2007
03/06/2007
03/13/2007
03/20/2007
03/27/2007
1 000
0
-1 000
-2 000
-3 000
-4 000
-5 000
-6 000
01/11/2007: resignation of JK's manager
01/26/2007: effective departure date of JK's manager

Fraudulent positions on equities during Q1 2007 in EUR millions


20
10
0
-10
-20
-30
-40
-50
01/01/2007
01/08/2007
01/15/2007
01/22/2007
01/29/2007
02/05/2007
02/12/2007
02/19/2007
02/26/2007
03/05/2007
03/12/2007
03/19/2007
03/26/2007
01/11/2007: resignation of JK's manager
01/26/2007: effective departure date of JK's manager

Focus no. 11: Three prescriptive regulations rule the responsibility of a trading manager.

Directive no. 28 of June 2, 2000 "Market activity risk management"

"Management of market risks is primarily ensured by Front Offices as part of the day-to-day management of their division and continuous monitoring of their positions."

"The Front Office Manager is responsible for:
- *(...) operational management of Front Offices (operational supervision of market operators, ongoing management of the division and continuous monitoring of their positions) (...)"*

"The Front Office Manager is responsible for:
- *(...) ensuring compliance with limits authorized for the entity (...)"*

"A daily analysis of the coherence of risks, earnings and positions must be developed in order to strengthen the security and reliability of the monitoring of the division."

"GEDS/DAI trading procedures handbook"

2005 version, as circulated and in force at the time of the fraud:

"Each trader must be aware of the market risk limitations allocated to him by his risk manager and must be capable of presenting a document reiterating the risk limitations for the division to which he belongs. Any breach of the limit must be remedied immediately."

January 2008 update, not circulated but pre-dating the fraud:

"It is each Risk Manager's and each desk manager's responsibility to ensure that a daily control of net and gross positions is carried out for all of the products handled and all of the various underlying assets."

Permanent Supervision Procedures (internal control, MORSE tool)

"At the D+2 due date, the FO must approve the valuation of the earnings for the day D at the level of sub-division 2 and comment on any P&L amounts exceeding EUR 500,000. This approval is carried out by the division manager or delegated to the relevant trader directly for his or her transaction."

"The Risk Managers approve the totality of CPM at D+6, before entry in CRAFT at D+7, which allows the production of a "Craft before adjustments."
(...) a CRM version is then sent to the risk managers for final approval at D+9."

<u>Focus no. 12</u>: The size of JK's earnings should have alerted his hierarchical superiors.

- **Between 2006 and 2007, JK's earnings were multiplied by 6, growing to represent 59% of the earnings of DELTA ONE desk Listed Products.**

Earnings in EUR million



85
75
65
55
45
35
25
15
5
-5
25
JK: EUR 43 m.
x 6
11
2006
2007
Other DLP traders– market making
Other DLP traders – proprietary trading
JK - market making
JK – proprietary trading

Source: CRAFT P&L for JK and DLP GOPs, BACARDI P&L for Jerôme KERVIEL's portfolios for GOPs shared between the latter and other traders.

- **JK's weighting within the DELTA ONE global earnings was considerable and growing strongly.**

Earnings from proprietary trading

EUR millions	**2006**	**2007**
JK's earnings	0	25
DELTA ONE earnings	24	114
JK's weighting	**0%**	**22%**

Earnings from client trading

EUR millions	**2006**	**2007**
JK's earnings	7	18
DELTA ONE earnings	20	45
JK's weighting	**35%**	**40%**

Total earnings from trading (*i.e.* minus sales credits)

EUR millions	**2006**	**2007**
JK's earnings	7	43
DELTA ONE earnings	44	159
JK's weighting	**16%**	**27%**

- **JK's earnings ranked him amongst the best traders within the GED arbitrage division.**

For proprietary trading, the distribution of the 143 traders of the GEDS/DAI/TRD arbitrage division is as follows:

NBI in EUR m.	< 0	0-5	5-10	10-15	15-20	20-25	25-30	30-35	>35
No. of traders	10	76	14	12	9	8	4	4	6

Concerning proprietary trading, JK, with earnings of EUR 25 million generated by proprietary trading, was therefore the 15th best trader within the division, out a total of 143.

- **This level of earnings was *a priori* difficult to explain given his activity.**

Our analyses show in this respect that his sole activity of proprietary trading, launched in July, and which consisted of the arbitrage of competitors' "turbo" warrants, generated approximately EUR 3 million's worth of earnings, *i.e.* a great deal less than the EUR 25 million declared (see Focus no. 7).

Focus no. 13: An in-depth analysis of the information available in relation to cash flow might have allowed the fraud to be detected.

- **Three indicators were liable to issue alert signals.**

1) Deposits / Initial Margin Requirements

For each purchase of a futures contract, FIMAT requires a down-payment as guarantee called an Initial Margin Requirement ("IMR") or deposit. Very few equities being available to GEDS, these deposits are in their vast majority paid in bond securities through the intermediary of FICC and the margin is paid in cash when there is an outstanding balance to be covered.

2) Margin calls

On listed markets such as futures markets, a cash margin call is made by the clearing house when the market closing price is different from the sale or purchase price. The difference between the purchase price and the price at close therefore corresponds to earnings realized once the positions have been closed and to latent earnings when the positions are still open.

3) Front Office projected cash flow

At the Front Office level, GEDS cash flow is managed by the SAFE application (1) which records, at the level of each GOP, all certain cash flows coming from ELIOT (notably the margin calls and any realized P&L). These cash flow statements are used (i) by traders to verify their valuation calculations, to check the booking of their transactions and to anticipate any cash requirements or excesses; (ii) by the trading floor treasurer, responsible for ensuring compliance with the cash flow management rules defined by GEDS/DIR and for optimizing all GED assets.

- **Did these allow the fraud to be detected?**

1) Deposits: neither JK's manager, nor the DELTA ONE manager had access to the re-invoicing amounts for collateral costs, particularly high for JK's operational center.

The Middle Office in charge of securities treasury failed to identity JK's sizeable positions as it does not carry out any controls over aggregate deposits per account. We can certainly, *a posteriori*, see that JK's trading on GOP 2A represented on average one quarter of the net deposit requirements since April 2007 paid by GEDS to FIMAT Frankfurt (2) and up to 60% of this amount in early November 2007, but it was not within the remit of the Securities treasury Middle Office (OPER/GED/MID/ARB) to analyze aggregate amounts per account, its assignment consisting instead of covering in securities the global requirement for such deposits.

> *The figures were certainly available in the daily statement of IMR requirements received from FIMAT (3) but the Securities treasury Middle Office never analyzed these figures: moreover, it was not even aware that the FIMAT account no. SF 581 was exclusively dedicated to GOP 2A used by JK and that it therefore allowed the size of his positions to be identified.*

---

[1] The SAFE tool, implemented in 2001, provides Front cash flow statements via the ELIOT feed and accounting cash flow balances via a feed from the accounting systems. SAFE is used by Front Office to manage its cash position and by Middle Office to carry out reconciliations between Front Office cash flow and accounting cash flow.

[2] FIMAT Frankfurt carries out clearing for Société Générale's transactions on EUREX.

[3] This statement sent by FIMAT shows requirements to be covered on a daily basis. It includes (i) the total daily IMR requirement (with account breakdown), (ii) the value of any existing deposits (without details), (iii) the balance to be covered (without details), *i.e.* the difference between (i) and (ii). One FIMAT account represents one group of traders or one single trader.

Furthermore, the Futures Back Office did not identify the significant frequency of cash complements paid in order to meet deposit requirements as such supervision is not within its mandate. Between January 1 and 18, 2008, in the absence of a sufficient quantity of bonds to cover an IMR requirement undergoing strong growth due to JK's activities, the Futures Back Office paid a cash complement of over EUR 500 million on five occasions in order to meet deposit requirements, as opposed to one such payment made during 2007 (on March 13, 2007 for a total of EUR 699 million). In the absence of any supervision and of any alert threshold for cash amounts paid as deposits in the procedures in place at that time, Back Office failed to detect the substantial increase in cash payments made under IMR from January 2008 onward. Back Office in fact makes a global cash payment, including by currency and by clearer, other than the deposit paid in cash, margin calls, commissions and interest payments. The controls concern solely any discrepancies between the amounts claimed by the clearer and those calculated by the SG accounting system (GMI/clearer reconciliation). But it is not Back Office's role to carry out checks on the consistency of the amounts concerned.

Finally, the detailed breakdown of the collateral re-invoicing by *GOP*, which should have allowed the abnormally high amounts to be identified, was not sent to JK's direct hierarchical superiors. GOP 2A represented 10% on average of the re-invoicing of the securities deposit financing paid by GEDS to FIMAT Frankfurt since April 2007 (see Table no. 1). This re-invoicing is carried out on a monthly basis by the Securities treasury Middle Office on a pro rata basis in relation to the contribution made by each GOP to the net total paid. Such re-invoicing is sent each month in the form of an Excel spreadsheet to the GEDS/TRD manager only (who became GEDS manager on December 18, 2007), *i.e.* to JK's L+5, a level which is too high for such data to be analyzed in detail. The DLP and DELTA ONE desk managers (JK's L+1 and L+2 respectively), who could have identified this significant level of GOP 2A deposit expenditure, directly visible on such re-invoicing statement, were not recipients of this spreadsheet.

The DELTA ONE manager had access to this spreadsheet from February 2008 onwards only, at his request.

2) Margin calls: the globalized treatment of margin calls did not allow the detection of the significant disturbance linked to accounting amounts paid and received pursuant to JK's earnings.

A dedicated Back Office (the Futures Back Office) is responsible for making a global payment on a daily basis for all margin calls owed by Société Générale to each clearing house. The amounts paid to cover margin calls on JK's futures positions were therefore diluted in the global total paid each day to FIMAT Frankfurt without generating any significant degree of disturbance. Indeed, the GREEN Inspection has not been able to establish any direct correlation between the cash payments made to FIMAT Frankfurt for all SG CIB market-related activities and the cash paid for JK's futures positions.

Tables no. 2 and no. 3 clearly show this lack of any direct correlation up until mid-January 2008, whether in relation to daily margin calls or in relation to aggregate margin calls.

By virtue of the procedures in force, the assignment of the Futures and listed options Back Office was to announce each day the aggregate cash flow by clearer and by currency and to check the discrepancies between the GMI application and the information provided by the clearer (GMI/clearer reconciliation). On the other hand, this Back Office was not charged with supervising the daily variations in aggregate cash payments, with analyzing the cash payable breakdown per account (4) provided on a daily basis by FIMAT (5), nor, *a fortiori*, with following its aggregate per account over the year.

[4] Every day, FIMAT provides the Back Office with: (i) the global total to be paid by each center covering margin calls, option premiums, interest and commissions, and (ii) an aggregate IMR total to be settled in cash for all GEDS.

[5] Margin calls constitute the majority of cash flow between the Back Office and FIMAT Frankfurt.

3) Front Office projected cash flow: via a detailed analysis of the cash flow of JK's principal operational center, his manager could have been able to detect unusual levels.

At a global level, the cash flow of GOP 2A (JK's principal operational center) had no significant impact upon the DELTA ONE balance or upon that of Equity Finance (DELTA ONE's department).

At the level of the operational center, **even if the cash flow level within GOP 2A was not in itself abnormal, it did not correspond to the activity for which JK had authorization.** As shown in Table no. 4, the trading activities of the other DELTA ONE GOPs, in particular of GOPs ZG, 4C and XF, have, since early 2007, naturally generated extremely high positive or negative cash flow balances (these GOPs have on several dates shown cash flow balances in excess of EUR 1.3 billion). However, the significant cash flow balances for GOP 2A since March 2007 have no relation with the trading assignments given to JK (market making (6) and arbitrage (7) on Turbo products in France, Finland, Sweden and the United Kingdom). By way of a comparison, it can be seen that the GOP WU, used for a similar type of activity (trading on Turbo products in Germany), showed a negative balance of EUR 110 million on average for 2007 as a whole, as shown in Table no. 5.

On the one hand, the cash flow balance for GOP 2A was on average between EUR -400 million and EUR +500 million.

On the other hand, some cash flow highs appear to be excessive: (i) from December 28, 2007 to January 1, 2008, GOP 2A showed an excess of EUR 1.3 billion; (ii) between early June and late July 2007, the cash flow requirements were EUR 1 billion on average.

This information was available to JK's direct hierarchical manager however he failed to identify JK's fraudulent activities in this manner. Each morning, the traders and their manager receive their Front Office cash flow balance for each GOP. This file was notably sent to JK's manager, to the Equity Finance manager, and to JK himself.

Furthermore, **information that in itself constituted an alert was available** to the DELTA ONE manager. The GEDS treasurer had indeed communicated information concerning **two loans of EUR 500 million for GOP 2A** (e-mail dated July 31, 2007). **These amounts however failed to alert him**: the DELTA ONE manager only questioned JK via e-mail on his need to renew such loans, to which JK replied that the requirement no longer existed following the reimbursement of a product by a client.

It is true that the Front Office cash flow management is not an easy indicator to interpret and that the information available necessitated a good knowledge of its mechanisms in order to detect the fraud. Indeed:

- this is projected and not accounting cash flow, in so far as the trades carried out by the traders can be amended or cancelled;

  The primary objective of this cash flow is to allow Front Office to have an immediate knowledge of the impact of their trades on the cash flow balance and to anticipate cash requirements or excesses without waiting for processing in accounts.

- this is an implicit cash flow, equivalent to an overdraft facility: over certain limits set by GEDS/DIR for each GEDS business activity and for GEDS as a whole, there must be explicit cash lending or borrowing which can take place either between desks within GEDS or from Société Générale Treasury (8). This type of transaction is taken into account in the calculation of the financial and accounting earnings of the desks.

---

[6] Providing a bid / ask price on a given product on a permanent basis.

[7] Arbitrage activity consists of buying an under-valued product and selling an over-valued product on the market.

[8] The FICC/TRE department acts as treasurer for Société Générale as a whole.

Explicit cash lending/borrowing between desks within a business line and even within GEDS is very frequent as these transactions are cheaper and more profitable than explicit lending/borrowing involving the Société Générale Treasury, the rates being increased by one basis point upon sale and upon purchase. Therefore, a cash loan which would generate 4.15% via Société Générale Treasury would generate 4.16% if made via a GEDS desk.

- this cash flow incorporates a very large number of flows of varying types (amounts spent for the purchase of equities, amounts credited following explicit cash borrowing, amounts linked to trading earnings, etc.). It reflects all of the cash movements generated by the traders' activities and not just their trading earnings. It is not possible, by looking at a cash flow balance, to determine the nature of the flows which directly make up such balance.

  If a trader borrowers EUR 500 million in cash on D, his cash flow balance on D+1 will increase by EUR 500 million without any impact upon his earnings. Similarly, if a trader buys equities worth EUR 200 million, his cash flow balance will be reduced by EUR 200 million without any impact upon his earnings.

At the level of the Middle Office in charge of analyzing discrepancies in cash flow balances and refinancing costs between the Front Office and the accounting systems, the procedure in place did not include an analysis by operational center or by activity type, without which the fraud was undetectable.

<u>Table no. 1</u> : Middle Office re-invoiced to GOP 2A up to 20 % of the costs of coverage of securities collateral paid by GEDS to FIMAT Frankfurt


30%
25%
20%
15%
10%
5%
0%
GOP 2A's percentage of re-invoicing of costs of equities collateral settled by GEDS to FIMAT Francfort
Jan-07
Feb.
Mar.
Apr.
May
June
Jul.
Aug.
Sept.
Oct.
Nov.
Dec.
Jan. 08

<u>Table no. 2 :</u> There is no correlation between the daily margin calls paid by SG to FIMAT Frankfurt and those paid on behalf of JK up until mid-January 2008


GEUR
2
1
1
0
-1
-1
-2
-2
-3
Total amount of cash paid daily by SG to Fimat Francfort
Amount of daily cash paid by SG to Fimat Frankfurt on behalf of JK
01/02/2007
01/16/2007
01/30/2007
02/13/2007
02/27/2007
03/13/2007
03/27/2007
04/10/2007
04/24/2007
05/08/2007
05/22/2007
06/05/2007
06/19/2007
07/03/2007
07/17/2007
07/31/2007
08/14/2007
08/28/2007
09/11/2007
09/25/2007
10/09/2007
10/23/2007
11/06/2007
11/20/2007
12/04/2007
12/18/2007
01/01/2008
01/15/2008

<u>Table no. 3</u>: There is no correlation between the aggregate margin calls paid by SG to FIMAT Frankfurt and those paid on behalf of JK up until mid-January 2008



Aggregate total amount of cash paid daily by SG to Fimat Frankfurt
Aggregate amount of cash paid daily by SG to Fimat on behalf of JK
4
3
2
1
0
-1
-2
-3
-4
01/02/2007
01/16/2007
01/30/2007
02/13/2007
02/27/2007
03/13/2007
03/27/2007
04/10/2007
04/24/2007
05/08/2007
05/22/2007
06/05/2007
06/19/2007
07/03/2007
07/17/2007
07/31/2007
08/14/2007
08/28/2007
09/11/2007
09/25/2007
10/09/2007
10/23/2007
11/06/2007
11/20/2007
12/04/2007
12/18/2007
01/01/2008
01/15/2008

<u>Table no. 4</u>: The GOP 2A cash flow is not abnormal in comparison with that of other GOPs on the DELTA ONE desk.


GEUR
3
2
1
0
-1
-2
2A
2C
3A
4C
E9
EQ
IG
KP
LI
QC
WU
XE
XF
ZG
01/01/2007
01/15/2007
01/29/2007
02/12/2007
02/26/2007
03/12/2007
03/26/2007
04/09/2007
04/23/2007
05/07/2007
05/21/2007
06/04/2007
06/18/2007
07/02/2007
07/16/2007
07/30/2007
08/13/2007
08/27/2007
09/10/2007
09/24/2007
10/08/2007
10/22/2007
11/05/2007
11/19/2007
12/03/2007
12/17/2007
12/31/2007
01/14/2008
01/28/2008

NB: these graphs were created a posteriori by Mission GREEN, once the fraud had been discovered.

<u>Table no. 5</u>: Comparison of the cash flow balances of centers 2A and WU.


GEUR
GOP 2A cash flow balance
WU center cash flow balance
2
1
0
-1
-2
-3
01/01/2007
01/15/2007
01/29/2007
02/12/2007
02/26/2007
03/12/2007
03/26/2007
04/09/2007
04/23/2007
05/07/2007
05/21/2007
06/04/2007
06/18/2007
07/02/2007
07/16/2007
07/30/2007
08/13/2007
08/27/2007
09/10/2007
09/24/2007
10/08/2007
10/22/2007
11/05/2007
11/19/2007
12/03/2007
12/17/2007
12/31/2007
01/14/2008
01/28/2008

<u>Focus No. 14</u>: Cases of operator error with respect to procedures in force are rare; however, operators did not systematically extend their controls beyond what was called for by procedures.

We have considered as an "alert" any e-mail exchange about JK's transactions having involved control functions and revealing an anomaly. The alerts listed below are considered to be having (i) <u>a direct link</u> to the fraud when a direct link with the fraudulent position has been established, (ii) <u>an indirect link</u> to the fraud when the anomalies revealed by support functions result from numerous transactions which include a few fraudulent trades that contributed in part to the issuance of the alert, or (iii) <u>no established link</u> to the fraud when they are related to JK's activities but it has not been possible to show any link with the trader's fraudulent activities.

We have finally discovered 39 alerts with a direct link to the fraud, further investigation of which could have been liable to identify the fraud, 25 alerts having an indirect link with the fraud, and 10 alerts having no established link to the fraud.

Control	Department	No. of alerts re JK identified (1)	Description of the detected alert (2)	Link to the fraud? *Comments*	Why did the control not allow the fraud to be detected?
Front-back / buffer base discrepancies	OPER/GED/MID/ DLM	10 alerts between 01/2007 and 10/2007	*January 07/Agent 33*: trades presenting a pending counterparty on JK's portfolios.	Direct link *The relevant trades are fictitious and exist only to conceal market risk.*	Procedures were followed by Middle Office but no initiative was taken to verify the truth of JK's assertions or to transmit the information to immediate superiors (actions not explicitly called for by procedures).
			January 07/Agent 33: six pending transactions detected in ELIOT on JK's portfolios.	Direct link *The relevant trades are fictitious and exist only to conceal market risk.*	
			February 07/Agent 33: six pending transactions detected in ELIOT on JK's portfolios.	Direct link *The relevant trades are fictitious and exist only to conceal market risk.*	
			February 07/Agent 33: four pending transactions detected in ELIOT on JK's portfolios.	Direct link *The relevant trades are fictitious and exist only to conceal market risk.*	
			April 07/Agent 33: ten pending transactions detected in ELIOT on JK's portfolios.	Direct link *The relevant trades are fictitious and exist only to conceal market risk.*	

[1] The number shown in the table corresponds to alerts identified by the General Inspection department.
[2] The date indicated in the table corresponds to the date of the first e-mail sent on the subject.

Control	Department	No. of alerts re JK identified	Description of the detected alert	Link to the fraud? *Comments*	Why did the control not allow the fraud to be detected?
Front-back / buffer base discrepan-cies	OPER/GED/MID/ DLM	10 alerts between 01/2007 and 10/2007	*May 07/Agent 33*: four transactions rejected by the buffer bank on JK's portfolios.	No established link *The relevant operational center is not within the scope of JK's fraud.*	Procedures were followed by Middle Office but no initiative was taken to verify the truth of JK's assertions or to transmit the information to immediate superiors (actions not explicitly called for by procedures).
			June 07/Agent 34: broker's name not given for GOP 2A trades (JK's main operational center).	Direct link *The relevant trades are fictitious and exist only to conceal market risk.*	
			July 07/Agent 34: broker's name not given for trades recorded on JK's portfolios.	Direct link *The relevant trades are fictitious and exist only to conceal market risk.*	
			October 07/Agent 33: five futures transactions recorded on JK's portfolio appear in the buffer bank with a pending counterparty.	Direct link *The relevant trades are fictitious and exist only to conceal market risk.*	
			October 07/Agent 34: broker's name not given for four trades booked in one of JK's operational centers.	Direct link *The relevant trades are fictitious and exist only to conceal market risk.*	

Control	Department	No. of alerts re JK identified	Description of the detected alert	Link to the fraud? *Comments*	Why did the control not allow the fraud to be detected?
Passerelles	OPER/GED/ PNL/REC/ ACFI/ACR/FCO	13 alerts between 03/2007 and 10/2007	*March 07/Agent 29*: THETYS Back Office application produced a high level of GOP 2A account flow due to four high nominal value transactions (GBP 1,072 m.).	No established link *The relevant trades concern one of JK's operational centers but are not related to the trader's fraudulent position.*	Procedures were followed but no initiative was taken to verify the truth of JK's assertions and of the corrections suggested by him, even when these lacked probability. The superiors failed to react when notified.
			April 07/Agent 35: a residual Front-accounting spread of EUR 95 m. caused by 3 DAX futures with a pending counterparty for EUR 88 m. and by a forward recorded against CLICKOPTIONS for EUR 6 m.	Direct link *Transactions identified as fictitious are the source of the residual spread.*	
			April 07/Agent 7: following the alert listed above by OPER/GED/PNL, numerous e-mail exchanges and a request for proof to the Front Office. An alert was also issued at the accounts committee meeting on the use of fictitious futures and forwards justified by knocked warrants.	Direct link *Transactions identified as fictitious are the source of the residual spread.*	
			May 07/Agent 29 and Agent 35: a price discrepancy appears for warrants knocked at the end of April.	Direct link *Transactions identified as fictitious are the source of the residual spread.*	
			May 07/Agent 29: the method discrepancy at the closing date of April 07 is for – EUR 8 m on a single future.	Direct link *The method discrepancy is linked to JK's fraudulent position.*	
			May 07/Agent 29: OPER reiterates problems encountered with warrants knocked in March and April, mentioning in particular a method discrepancy over 74,000 DAX futures contracts.	Direct link *Transactions identified as fictitious are at the origin of the problems encountered.*	
			May 07/Agent 7: pertinent questions to Middle Office on anomaly caused by knocked warrants.	Direct link *Transactions identified as fictitious are at the origin of the problems encountered.*	

Control	Department	No. of alerts re JK identified	Description of the detected alert	Link to the fraud? *Comments*	Why did the control not allow the fraud to be detected?
Passerelles (cont.)	OPER/GED/ PNL/REC/ ACFI/ACR/FCO	13 alerts between 03/2007 and 10/2007	*June 07/Agent 35*: ACFI identifies a sharp rise in method discrepancies on 2A for the May closing of indexed futures.	Direct link *Transactions identified as fictitious are at the origin of the problems encountered.*	
			June 07/Agent 12: alert in the "passerelle" update and e-mail request for explanation to the trader on the above-mentioned discrepancy (3).	Direct link *Transactions identified as fictitious are at the origin of the problems encountered.*	
			July 07/Agent 29: a transaction with a nominal value of EUR 7 bn is booked with a fictitious counterparty (PRE HEDGE) and a EUR 4 bn negative provision flow is identified by OPER.	Direct link *The alerted trade concerns one of JK's portfolios and has been identified as allowing the trader to conceal P&L.*	
			July 07/Agent 29: identification of booking in one of JK's portfolios of a transaction before portfolio historization then cancellation after historization and before release into Back Office applications, creating an earnings discrepancy of EUR 250 m.	Direct link *The technique presented in the alert corresponds to a potential fraud technique but no link with JK's fraudulent position has been established.*	
			August 07/Agent 1: request for details relating to transactions registered against CLICKOPTIONS in ELIOT and modified immediately after data historization (4).	Direct link *The method presented in the alert corresponds to a fraud technique used by JK.*	
			October 07/Agent 1: freeze on flows over EUR 1 bn in SAFE on 2A.	Direct link *The equity sale/purchase transactions at the origin of these flows are fictitious and have been used by JK to conceal P&L.*	

[3] The alert concerning the 74,000 DAX futures contracts associated with agent 12 in the interim report dated February 20, 2008 was in fact sent by agent 29 in an e-mail related to "passerelles", also included in the table.
[4] Initially made over the telephone, the alert has been listed in this table because JK replied to the agent by e-mail.

Control	Department	No. of alerts re JK identified	Description of the detected alert	Link to the fraud? *Comments*	Why did the control not allow the fraud to be detected?
Control of input (deals, flows)	OPER/GED/MID/ DLM	6 alerts between 01/2007 and 01/2008	*May 07/Agent 30*: OPER detected a transaction with a maturity date set for a Saturday in a portfolio belonging to JK.	Direct link *The relevant trade was identified as fictitious.*	Procedures were followed but no initiative was taken to verify the truth of JK's assertions or to transmit the information to immediate superiors (actions not explicitly called for by procedures).
			July 07/Agent 31: no term sheet (*i.e.* trade characteristics) was received for a trade recorded by JK.	Direct link *The relevant transaction was identified as fictitious.*	
			October 07/Agent 31: variations were detected in basket cash amount (basket of equities or indexes including a cash flow component as underlying assets for EMTN) on Delta One.	No established link *No link was identified with JK's fraudulent position.*	
			October 07/Agent 31: other variations were detected in the basket cash amount of Delta One.	No established link *No link was identified with JK's fraudulent position.*	
			January 08/Agent 32: OPER identified a counterparty error between the portfolios and GOP input.	No established link *No link was identified between the alert and JK's fraudulent position.*	
			January 08/Agent 2: characteristics input in ELIOT for two of JK's transactions are not consistent with pre-confirmation sent.	Direct link *The relevant trades were identified as fictitious.*	

Control	Department	No. of alerts re JK identified	Description of the detected alert	Link to the fraud? *Comments*	Why did the control not allow the fraud to be detected?
GMI/clearer recon-ciliation	OPER/GED/ BAC/LIS	1 alert in 02/2007	*February 07/Agent 36*: a GMI/clearer discrepancy was revealed on a GOP 2A trade with FIMAT Frankfurt.	Direct link *The trade registered in one of JK's portfolios has been proven to be fictitious.*	Focused on its task of resolving discrepancies, Back Office was satisfied with an email from operational Middle Office indicating that the trade would be cancelled.
Settlement/ delivery	OPER/GED/ BAC/OTC	2 alerts between 06/2007 and 08/2007 (5)	*June 07/Agent 37*: a discrepancy of EUR 1.4 m. is observed on several OTC options during reconciliation with CLICKOPTIONS.	Direct link *JK has used fictitious transactions with* CLICKOPTIONS *on numerous occasions to conceal his position; this transaction, registered in one of JK's portfolios, has been identified as fictitious.*	Focused on its task of balancing discrepancies, Back Office contented itself with regularization of discrepancies by operational Middle Office without proof or did not cast a critical eye on the isolated explanations that it was given.
			July 07/Agent 37: a discrepancy of EUR 36 m. is observed on one OTC option during reconciliation with CLICKOPTIONS.	Direct link *This transaction, registered in one of JK's portfolios, has been identified as fictitious.*	
	OPER/GED/ BAC/LIS	1 alert in 06/2006	*June 06 Agent 38*: seven trades for the sale/purchase of equities with CLICKOPTIONS are abnormally lowered in EOLE and are thus rejected by Back Office which asks Middle Office operations to handle these anomalies.	Direct link *The alert relates to fictitious trades registered on JK's portfolios.*	

[5] We have excluded an alert mentioned in the interim report dated February 20, 2008.

Control	Department	No. of alerts re JK identified	Description of the detected alert	Link to the fraud? *Comments*	Why did the control not allow the fraud to be detected?
Monitoring of commissions paid to brokers	GEDS/DAI/ TRD/DTO	1 alert in 12/2007	*December 07/J. Kerviel*: the trader asks OPER/GED/MID/TRS for explanations on the high amount of commissions (EUR 1.2 m.) that appears in his CPM.	Direct link *The transactions leading to the creation of JK's fraudulent positions in May-October 2007 were executed via the FIMAT brokerage. So, the increase in brokerage fees observed during this period is at least in part linked to the trader's fraudulent activity, without it being possible to establish the exact amount.*	OPER is surprised at the level of fees indicated in view of the trend of the beginning of the year but focuses on the task given to it by procedures (to verify that sums cited in the CPM actually correspond to invoices) and does not take the initiative to transmit information to immediate superiors.
Inter-group reconciliation	ACFI/ACR/ ACT/CNS	5 alerts between 12/2006 and 06/2007	*January 2007/Agent 39*: a EUR 7 m. earnings discrepancy is created by two options on GOP 2A between SGPM and CLICKOPTIONS.	Direct link *The trades mentioned in the alert are close to concealment techniques used by JK.*	ACFI/ACR/ACT correctly turned to OPER, as procedures dictated, to obtain an explanation of these discrepancies, which were justified to them by an error in counterparty. However, ACFI/ACR/ACT did not take the initiative to transmit information to immediate superiors, even when the amounts were high.
			April 2007/Agent 40: a EUR 7 m. earnings discrepancy is created by forwards on GOP 2A between SGPM and CLICKOPTIONS.	Direct link *The trade indicated in the alert is fictitious.*	
			May 2007/Agent 40: a EUR 242 m. earnings discrepancy is created by forwards on GOP 2A between SGPM and CLICKOPTIONS.	Direct link *The trades mentioned in the alert are close to concealment techniques used by JK.*	
			June 2007/Agent 40: two earnings discrepancies of EUR 1.1 bn and EUR 0.5 bn are created by forwards and options, respectively, on GOP 2A between SGPM and CLICKOPTIONS.	Direct link *The trades mentioned in the alert are close to concealment techniques used by JK.*	
			July 2007/Agent 40: five transactions registered on GOP 2A with CLICKOPTIONS are at the origin of a EUR 0.8 bn earnings discrepancy.	Direct link *The trades mentioned in the alert are close to concealment techniques used by JK.*	

Control	Department	No. of alerts re JK identified	Description of the detected alert	Link to the fraud? *Comments*	Why did the control not allow the fraud to be detected?
Analytical accounting review	ACFI/ACR/ACT	7 alerts between 01/2007 and 11/2007	*February 2007/Agent 41*: a substantial variation in a balance sheet account (EUR 1.2 bn) and in an off-balance sheet account (EUR 17 bn) was observed on GOP 2A.	Indirect link *The alert concerns JK's main operational center, which he used to book these fraudulent positions.*	The analytical accounting review consists simply of verification by OPER/GED/PNL that the accounting balances are properly explained by management data.
			April 2007/Agent 41: substantial variations on six balance sheet accounts (nearly EUR 13 bn each) and on two off-balance sheet statements (EUR 52 bn and EUR 54 bn respectively) were observed on GOP 2A.	Indirect link *The alert concerns JK's main operational center, which he used to book these fraudulent positions.*	
			May 2007/Agent 41: a significant variation in balances on two balance sheet accounts (EUR 25 bn and EUR 26 bn) was observed on GOP 2A.	Indirect link *The alert concerns JK's main operational center, which he used to book these fraudulent positions.*	
			July 2007/Agent 41: substantial variations in two balance sheet accounts (EUR 6 bn each) and significant positions on three off-balance sheet accounts (EUR 25, 15 and 15 bn respectively) were reported on GOP 2A.	Indirect link *The alert concerns JK's main operational center, which he used to book these fraudulent positions.*	
			October 2007/Agent 41: substantial variations were observed in the balances in two balance sheet account (EUR 8 bn each) and on two off-balance sheet accounts (EUR 32 bn each) on GOP 2A.	Indirect link *The alert concerns JK's main operational center, which he used to book these fraudulent positions.*	
			November 2007/Agent 41: a substantial variation in two balance sheet accounts (EUR 8 bn and EUR 7 bn respectively) and on two off-balance sheet accounts (EUR 53 bn each) were reported on GOP 2A.	Indirect link *The alert concerns JK's main operational center, which he used to book these fraudulent positions.*	
			December 2007/Agent 42: a significant variation on a balance sheet account (EUR 5 bn) was observed on GOP 2A.	Indirect link *The alert concerns JK's main operational center, which he used to book these fraudulent positions.*	

Control	Department	No. of alerts re JK identified	Description of the detected alert	Link to the fraud? *Comments*	Why did the control not allow the fraud to be detected?
Monitoring of counterparty risk	RISQ/CMC/ GEDS/DAI/GSD	2 alerts: 1 in 07/2007, 1 in 01/2008	*July 07/Agent 3, Agent 4 and Agent 5*: a breach of CVAR limits is identified on Counterparty 3 (JK's transaction uses USD 760 m. of the USD 1,230 m. limit for this counterparty).	Direct link *Fictitious transactions recorded on JK's portfolios were at the origin of this breach of the CVAR limit.*	RISQ/CMC fulfilled its duty to the letter by transmitting the alert. GEDS/GSD did not seek to understand the explanation given by JK.
			January 08/Agent 3, Agent 4 and Agent 5: a very high counterparty risk (CVAR of EUR 2.3 bn) is identified for Counterparty 5 as counterparty.	Direct link *Fictitious transactions recorded on JK's portfolios were at the origin of this breach of the CVAR limit.*	
Monitoring of Cooke weighted average (CWA)	ACFI/ACR/ ACT/COK	1 alert in 01/2008	*January 2007/Agent 6*: alert and investigation following 8 transactions on forwards with Counterparty 5 as counterparty, creating a CWA of EUR 3 bn – exchange of e-mails and meeting with the trader.	Direct link *Fictitious transactions recorded on JK's portfolios were at the origin of this breach of the CVAR limit.*	**The alert allowed the detection of the fraud.**

Control	Department	No. of alerts re JK identified	Description of the detected alert	Link to the fraud? *Comments*	Why did the control not allow the fraud to be detected?
Monitoring of market risks	RISQ/RDM/EQY	25 alerts between 07/2006 and 09/2007	*July 06/Agent 43*: notification of a delta margin ("*repli*") limit exceeded by EUR 4 m.	Indirect link *One of the relevant portfolios belongs to JK and is within the scope of the fraud.*	RISQ/RDM/EQY attribute the cause of the anomalies to recurring problems in recording transactions in computer systems. They just notify JK and his immediate superiors of the exceeding of the limit and make sure it returns to normal.
			December 06/Agent 44: a delta of EUR -11 m. appears on the ZFL_SPX portfolio.	No established link *One of the relevant portfolios belongs to JK but it has not been possible to link it to the existence of fraudulent positions.*	
			December 06/Agent 44: RISQ/RDM sends a list of portfolios for which delta must be validated.	No established link *It has not been possible to link the breach of limits to the existence of fraudulent positions.*	
			January 07/Agent 46: the margin limit is exceeded by EUR 32 m.	Indirect link *Some relevant portfolios belong to JK and are within the scope of the fraud.*	
			January 07/Agent 44: RISQ/RDM sends a list of portfolios for which delta must be validated.	No established link *No link has been established between the excess related to JK's portfolios and the trader's fraudulent position.*	
			April 07/Agent 44: RISQ/RDM sends a list of portfolios for which delta must be validated.	Indirect link *One of JK's portfolios covered by to the alert is within the scope of the fraud.*	
			June 07/Agent 45: a EUR 23 m. breach of the limit is noted.	No established link *No link has been established between the excess related to JK's portfolios and the trader's fraudulent position.*	

Control	Department	No. of alerts re JK identified	Description of the detected alert	Link to the fraud? *Comments*	Why did the control not allow the fraud to be detected?
Monitoring of market risks (cont.)	RISQ/RDM/EQY	25 alerts between 07/2006 and 09/2007	*June 07/Agent 45*: RISQ/RDM sends a list of portfolios for which delta must be validated.	Indirect link *JK's portfolios concerned by the alert are within the scope of the fraud.*	Idem
			July 07/Agent 44: RISQ/RDM sends a list of portfolios for which delta must be validated.	Indirect link *The largest delta concerns one of JK's portfolios, used to record his fraudulent position.*	
			July 07/Agent 44: RISQ/RDM sends a list of portfolios for which delta must be validated.	Indirect link *The largest delta concerns one of JK's portfolios, used to record his fraudulent position.*	
			August 07/Agent 47: a EUR -8m sudden increase in stress test risk is identified on the ZFL_ DAX portfolio.	Indirect link *The relevant portfolio belongs to JK and was used to record the fraudulent position.*	
			August 07/Agent 45: RISQ/RDM sends a list of portfolios for which delta must be validated.	Indirect link *The three relevant portfolios belong to JK, and the largest delta concerns one of the portfolios used by the trader to record his fraudulent position.*	
			August 07/Agent 45: RISQ/RDM sends a list of portfolios for which delta must be validated.	Indirect link *All the portfolios concerned belong to JK and the largest delta concerns one of the portfolios used by the trader to register his fraudulent position.*	

Control	Department	No. of alerts re JK identified	Description of the detected alert	Link to the fraud? *Comments*	Why did the control not allow the fraud to be detected?
Monitoring of market risks (cont.)	RISQ/RDM/EQY	25 alerts between 07/2006 and 10/2007	*August 07/Agent 47*: a EUR 0.5 bn sudden increase in stress test risk is identified on the ZFL_ DAX portfolio.	Indirect link *The relevant portfolio belongs to JK and was used to record the fraudulent position.*	Idem
			August 07/Agent 45: RISQ/RDM sends a list of portfolios for which delta must be validated.	Indirect link *Four of the portfolios cited in the alert belong to JK, and largest delta concerns one of the portfolios used by the trader to record his fraudulent position.*	
			August 07/Agent 47: the department identifies sudden increase in stress test risk of EUR -35 m. on ZFL_DAX and of EUR 7.7 m. on ZFI_DECADE.	Indirect link *Both portfolios belong to JK and one corresponds to a portfolio used by JK to record his fraudulent position.*	
			August 07/Agent 45: RISQ/RDM sends a list of portfolios for which delta must be validated.	Indirect link *Three of JK's portfolios are concerned by the alert and the largest delta concerns one of the portfolios used by the trader to record his fraudulent position.*	
			August 07/Agent 44: RISQ/RDM sends a list of portfolios for which delta must be validated.	Indirect link *The three relevant portfolios belong to JK and the largest delta concerns one of the portfolios used by the trader to record his fraudulent position.*	
			August 07/Agent 47: a EUR -34 m. sudden increase in stress test risk is identified on ZFL_ DAX.	Indirect link *The relevant portfolio belongs to JK and was used by JK to record his fraudulent position.*	
			August 07/Agent 44: a EUR 4.6 m. breach of the limit is noted.	Indirect link *Following this alert, JK requests the relaunch of the limit calculations in replication on one of his portfolios.*	

Control	Department	No. of alerts re JK identified	Description of the detected alert	Link to the fraud? *Comments*	Why did the control not allow the fraud to be detected?
Monitoring of market risks (end)	RISQ/RDM/EQY	25 alerts between 07/2006 and 10/2007	*September 07/Agent 48*: the global stress test consumption is EUR -46 m. on Delta One, of which EUR -28 m. is on DELTA-ONE SA2.	Indirect link *The calculated stress test amount is partially linked to the 2A operational center position belonging to JK.*	Idem
			September 07/Agent 48: RISQ/RDM observes a EUR +5.2 m. reduction in risk on the ZDE_DECADE portfolio.	No established link *The risk variation is linked to the purchase by JK of DAX futures contracts that it has not been possible to link to the fraudulent activity.*	
			September 07/Agent 44: RISQ/RDM sends a list of portfolios for which delta must be validated.	Indirect link *The largest delta concerns the ZFI_DAX portfolio in which JK recorded one part of his fraudulent positions.*	
			September 07/Agent 48: the Delta One desk exceeds its stress test limit, essentially due to variations observed on two portfolios (JK_STRAT and ZFL_MINISX5E).	Direct link *The breach is linked to a change in position on Deutsche Bank shares in one of JK's portfolios.*	
			October 07/Agent 49: RISQ/RDM identifies a EUR 10 m. breach in replication, mainly due to Deutsche Bank shares on the JK_STRAT portfolio.	Direct link *The breach is linked to the existence of an overnight position on Deutsche Bank shares in one of JK's portfolios.*	

Focus no.°15: Results of the investigations of the Green 2 Mission.

■ **Investigations carried out**

Our research and analyses have concentrated exclusively upon:

1) the techniques used by JK: entry and subsequent cancellation of transactions with deferred start dates (1) made against technical or internal SG Group counterparties (CLICKOPTIONS) in order to conceal his positions, booking of intra-monthly provisions, purchase/sale of equities at off-market prices with the aim of concealing the results generated by his directional positions;

2) factors that could have constituted alerts in the case of the fraud perpetrated by JK: correspondence from stock exchanges, low level of absences and/or of vacation, promotion to Front Office of agents with a good knowledge of control measures, unshared trading portfolios, abnormal growth in results or cash flow, position sizes inconsistent with trading strategy.

Investigations covered all of the trading activities of GEDS (including facilitation at the cash equity level) and FICC (including the GASELYS and ORBEO joint ventures), for all locations (Europe, the Americas and Asia).

Activities for which the fraud risks are of a very different kind from those related to trading activities, and whose fraud mechanisms are therefore unrelated to those used by JK, have been excluded: (i) GEDS/CAR brokerage, (ii) GEDS fund management and (iii) FICC financing (lending, securitization, issuance of equities).

The approach adopted consisted of identifying cases to be investigated on the basis of an analysis of all transactions corresponding to the risk criteria defined at 1) above and of the study of the concentration by agent of the alerts defined at 2).

■ **Results**

Within the perimeters of GEDS and FICC as a whole, our verifications involved 315 agents whose profile required examination further to the various investigations carried out by us: 179 agents were identified within GEDS and 136 agents within FICC (80 in Europe, 42 in Asia and 14 in the Americas).

Through interviews with the relevant Front Office agents, their hierarchical superiors and support staff members, and after verification of the trades and orders concerned, **we have been able to conclude that the fraud mechanisms used by JK have not been used by any other agents involved in the trading activities of FICC and GEDS.**

[1] Transactions for which the first financial exchange or the delivery of securities takes place several days after the negotiation date.

Translation from the French

22.05.08

REPORT OF THE BOARD OF DIRECTORS TO THE GENERAL SHAREHOLDERS MEETING

The Board of Directors of Société Générale has considered the attached report by the Special Committee formed by the Board on January 30, 2008 subsequent to the trading losses discovered several days earlier. The Board approves the conclusions of this report and has decided to implement its recommendations. The Board shares the Committee's view that the time has now come to bring the Committee's assignment, which has been completed, to an end.

Thanks to the actions of Senior Management since the discovery of the fraud, to the considerable mobilization of the Group's teams at all levels, and to the trust of its shareholders and clients, the majority of the negative effects of the fraud on the Bank's business situation have been overcome. Above and beyond the control reinforcement measures currently being deployed, the Board is convinced that SG CIB and the Société Générale Group can and must succeed with the plan undertaken for the transformation of control methods for market activities, without compromising the factors that have assured their success and profitability, and that they will be able to find a new balance between the objectives of profitable growth and risk management.

The 2008 first quarter results have confirmed the strength of the businesses and the relevance of the strategy of the Group and its ability to bounce back in a difficult environment affected by the financial crisis. The Board considers that, with the measures described in the Special Committee's report, the Group will come out of the ordeal undergone as a consequence of the fraud stronger and better prepared to meet the challenges of the future.

Translation from the French

23.05.08

Report of the Special Committee of the Board of Directors of Société Générale

1. On January 30, 2008, the Board of Directors decided to form a Special Committee composed of independent directors[1] and to entrust the following assignments to this Committee: to ensure that the causes and sizes of the trading losses discovered in January 2008 have been completely identified, that adequate measures are put in place to prevent the occurrence of further incidents of the same type, that the information disclosed by the Bank faithfully reflects the findings of the inquiries and that management of the situation is conducted in the best interests of the company, its shareholders, clients and employees.

2. The Committee reviewed and approved the scope of the internal audit on the fraud entrusted to the Bank's General Inspection department from January 24, 2008 onwards. The aim of this assignment was to establish the chronology of the fraudulent positions, to identify the responsibilities and malfunctions of controls which allowed the fraud to occur, to seek the motives for the fraud and any potential accomplices, and to confirm the absence of any other fraud using some of the same mechanisms employed in other market activities of the Corporate and Investment Bank (SG CIB).

3. The Special Committee furthermore decided, from January 30, 2008, to be assisted by PricewaterhouseCoopers Audit (hereinafter, PwC). PwC was entrusted with the assignment, based on the work of the Bank's General Inspection department, of drawing up a diagnosis of the weaknesses in the internal control system which made the fraud possible, of analyzing the consistency and relevance of the action plans adopted by the Bank in order to remedy the weaknesses identified, and of making all appropriate recommendations.

4. Other inquiries were carried out alongside these investigations. The Banking Commission conducted an audit. Criminal proceedings were launched on January 28, 2008. The Financial Markets Authority opened an inquiry in February 2008 into the financial information and the market for Société Générale shares since December 31, 2006. On February 4, 2008, the Minister of the Economy, Finance and Employment presented a report on these events to the Prime Minister. The criminal inquiry clearly takes precedence over the other investigations and has in certain respects restricted the freedom of the General Inspection department to conduct its investigations regarding interviews with the Bank's associates necessary for the development of its own conclusions.

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[1] Members: Mr. Jean-Martin FOLZ, Chairman; Mr. Jean AZEMA; Mr. Antoine JEANCOURT-GALIGNANI.

5. The Special Committee held 12 meetings, including two held jointly with the Accounting Committee. The head of the Bank's internal audit presented the investigations and conclusions of this assignment and the Committee met several times with the two PwC partners in charge of the project to discuss their work, observations and recommendations. The Committee also met with various Corporate and Investment Bank managers concerning the Bank's action plans. On February 20, 2008, the Committee presented a progress report to the Board of Directors, published the same day, summarizing its assessment of the intermediate conclusions of the General Inspection department's audit assignment and the progress made in the implementation of measures aimed at reinforcing control mechanisms in order to prevent the occurrence of any other fraud of the same type. This report was accompanied by the publication of the intermediate report of the General Inspection department.

6. The Special Committee addresses to the Board of Directors its following assessment of the final conclusions of the internal audit, delivered to the Committee on May 20, as well as of PwC's report delivered on May 21. In accordance with the transparent approach adopted in connection with the progress report of February 20, the Committee is publishing the attached report of the General Inspection department, as well as PwC's analysis of the Bank's action plans and their relevance, accompanied by a summary concerning the diagnosis of weaknesses of the internal control system.

The fraud and the factors which facilitated it or delayed its detection

7. The Bank's General Inspection department report describes the mechanisms and the timetable of the fraud. The fraud consisted of the taking by the trader of unauthorized directional positions on equities or futures traded on regulated markets, which he concealed by a series of fictitious transactions having no other aim. These fictitious transactions for the purchase or sale of equities or warrants with deferred start dates, futures transactions with a pending counterparty, or forwards with an internal Group counterparty, were used according to three categories of concealment techniques:

   - entry and subsequent cancellation prior to market transaction control measures, concealing the positions' market risks and latent earnings;
   - entry of pairs of fictitious reverse trades concerning equal quantities of the same underlying asset for different off-market prices, hiding earnings generated following the unwinding of positions;
   - booking of intra-monthly provisions that temporarily cancel the latent or realized earnings.

   When faced with questioning further to controls, the trader gave untruthful replies, occasionally supported by forged e-mails.

   The conclusions of this report show that the trader's maneuvers and skill in concealing his positions, risks and earnings allowed him to evade detection of his massive directional positions by his hierarchy and the control services up until January 2008.

8. However, the conclusions of the Bank's General Inspection department, on the one hand, and of PwC, on the other hand, also show that the fraud was facilitated or its

detection delayed by weaknesses in the supervision of the trader and in the controls over market activities.

9. The trader's hierarchy, constituting the first level of control, proved deficient in the supervision of his activities. The direct supervisor lacked trading experience and was not given a sufficient degree of support in his new role; he demonstrated an inappropriate degree of tolerance in relation to the taking of intraday directional positions and neither he, nor his own supervisor, carried out an adequate review of the trader's activities on the basis of the available figures and reports or reacted to the alerts that would have allowed them to identify the concealed positions.

10. The control services (in particular, Back and Middle Offices, the risk control department, the financial and accounts departments, and the compliance department) generally carried out their assignments in accordance with procedures. However, these controls did not allow the fraud to be identified until January 18, not only because of the efficiency and diversity of the fraudulent concealment techniques used by the trader, but also because of certain weaknesses highlighted in the course of this investigation:

- difference between the growth in the means (including information systems) available to control and support services and the very strong growth in transaction volumes within the equities division;
- lack of certain controls liable to identify the fraudulent mechanisms, such as the control of the positions' nominal value or of the transactions used by the perpetrator of the fraud in order to conceal his positions;
- fragmentation of controls between several units, with an insufficiently precise division of tasks, lack of a systematic centralization of reports and of feedback to the appropriate hierarchical level;
- priority given to the correct execution of trades, which appears to be the primary concern of Back and Middle Offices, in the absence of an adequate degree of sensitivity to fraud risks;
- insufficient level of responsiveness for the implementation of the corrective actions identified as necessary by internal audit bodies.

Measures aimed at reinforcing the range of controls over market activities in order to prevent the occurrence of any new fraud

11. From the moment of the discovery of the fraud, action plans were drawn up in order to reinforce the range of controls over market-related activities. These plans have been enhanced since January. They take into account the recommendations made in the report presented on February 4, 2008 to the Prime Minister by the Minister of the Economy, Finance and Employment, as well as those made by PwC. The plans include short-term measures aimed at remedying the weaknesses identified, on the one hand, and structural measures aimed at transforming the control environment of market activities, on the other hand.

Short-term measures implemented by SG CIB, aimed at remedying the weaknesses revealed by the investigation

12. In late January 2008, SG CIB launched a series of actions in order to secure the handling and control procedures whose imperfections or malfunctions may have facilitated the fraud or rendered its detection more difficult. As the diagnosis of these weaknesses advanced, additional actions were decided upon and subsequently prioritized.

13. In terms of remedial actions, SG CIB is concentrating its efforts on the following measures, considered as priorities for the reinforcement of the Bank's capacity to avoid and to detect fraud:

    - the implementation of controls and limits on the nominal value of positions and transactions, and the reintroduction of the review of nominal values into the analysis of daily earnings by the operational hierarchy;
    - the reinforcement of processes for the confirmation of transactions with deferred start dates and transactions with internal counterparties;
    - the improvement of procedures for controlling the use of counterparties and of technical transactions liable to be used for the concealment of positions, risks or earnings;
    - the implementation of controls over cancelled or modified trades;
    - the reinforcement of the monitoring and handling of anomalies and alerts.

14. These actions are integrated into a series of cross-departmental remediation projects, led by SG CIB Management, which are aimed at covering not only equity arbitrage activities, but also progressively all market activities worldwide. Additional actions are being added to these priority measures. These are based on the reinforcement of the analysis of atypical behavior or situations (size of brokerage fees, transactions at off-market prices) on the one hand, and on improvements to the operational control environment via the optimization of certain processes, such as the handling of suspense items or the reconciliation of positions with depositaries, on the other hand.

15. In terms of methods, the teams endeavored to implement the first measures rapidly and are today involved, in this second stage, in the industrialization and deployment of these measures throughout the international network and in all business sectors. This deployment is on-going and should be completed by the end of 2008 for key measures and by the end of the first quarter 2009 for all remediation measures.

Structural measures aimed at transforming the environment surrounding controls over market-related activities

16. In addition to targeted short-term operational measures which stem from the analysis of the direct causes of the fraud, SG CIB undertook a more general examination of its organization and processes in order to define its target plan in terms of the management and prevention of operational risk. As a result, a program of reforms has been launched, inspired by industry best practices as well as by principles newly developed by SG CIB teams. It includes four areas for work:

- the redesigning of the organization of transaction handling, inspired by the principle of the product control model[1] with the aim of reinforcing the integration and cross-departmental cooperation of key procedures relating to the processing and accounting treatment of transactions;
- the creation of an inter-departmental body responsible for trading security whose assignment will consist, notably, of ensuring the quality of all control measures as a whole, both in terms of design and day-to-day functioning. Within this department, one team will be particularly dedicated to the prevention of fraud;
- significant investments in security for information technology, both in terms of securing applications and technical infrastructure and in the management of accounts and authorizations, reinforced authentication systems and detection of anomalies;
- a campaign to raise staff consciousness, focused on a more formal definition of the roles and responsibilities of each person, in addition to training programs on the subject of fraud prevention and rogue trading.

17. These projects, which have already been launched, will for the most part be completed during the first half of 2009, although investment in information technology will continue into 2010.

18. These two aspects of SG CIB's response to the lessons learned from the fraud today require the work of nearly 200 persons and represent an investment that will be in excess of EUR 100 million over two years.

19. The PwC report highlights the mobilization of SG CIB and the Group in order to launch the major program of change and reform described above, which aims to establish a balance between the urgent need to improve the robustness of the system of internal controls and the progressive implementation of new organizational or governance structures providing SG CIB with the inter-departmental coordination, responsiveness and adaptability necessary for its activities. The relevance of these projects is reinforced by the inclusion of workstreams dealing with weaknesses which already existed within the organization in the area of information technology security, suspense items, unreconciled transactions and operations carried out manually. In addition to these projects, a project for changing attitudes is underway, with a view to reestablishing a better balance between Front Offices and support and control services, strengthened by the provision of greater resources, improved independence and authority.

Conclusion: the keys to success

20. The Special Committee adopts the assessment of PwC, according to which the program for the reinforcement of the controls over market activities, taken in its

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[1] This type of model aims to produce, in an independent manner, financial and accounting earnings generated by market activities and to put in place consistency controls allowing an understanding of the earnings of a given desk in relation to transactions it handles.

entirety, addresses the issues identified in the diagnosis of the weaknesses revealed in the aftermath of this fraud and is of strategic importance for SG CIB and the Group. The Special Committee has noted the achievements of the program identified by PwC as of April 30, 2008, three months after the discovery of the fraud, and the important deadline of June 30, 2008 for the effective implementation of the first additional controls.

21. The Special Committee shares PwC's analysis in relation to the key factors of the success of the program implemented by SG CIB under the direction of the General Management. In particular, the Special Committee considers that its success must be evaluated in terms of the short term improvements in the efficiency of internal controls; the quality of their implementation; and the ability to make the process sustainable by means of structural measures. These aims are ambitious and the future workload is considerable, taking into account the technical difficulties of many of the measures and of the complexity of the organization and activities of SG CIB, as well as the restrictions imposed by the current information technology architecture. The capacity of the information technology department to respond to all of the demands will be a determining factor in the program's success. More generally, the Bank must mobilize high levels of expert human resources in numerous support and control positions. The Bank will therefore have to recruit, train and integrate experienced employees. Further, the complete success of the transformation program launched relies on the capacity of SG CIB and of the central control services to propagate amongst all employees a culture of responsibility, discipline and mutual respect. The Committee adopts all of PwC's recommendations in these areas.

22. The Special Committee considers that, in order for success to be guaranteed, the management of the program must be supervised from the very highest level and that, as recommended by PwC, on the one hand the program's management structure must be provided with extensive powers and means, and that, on the other hand, the transformation plan management structure, already put in place within SG CIB, must be extended to cover all of the relevant central services of the Group and involve General Management. This management must be accompanied by very strict monitoring, ensured up until the completion of the program via formal quarterly reviews in order to validate progress made in relation to all actions and giving rise to periodic progress reports to the Board of Directors. The Special Committee recommends that this monitoring should be carried out by PwC from the third quarter of 2008 until mid-2009, *i.e.* up until the date at which it will be possible to verify the completion of the remediation plan; this role would then be taken over by the Bank's internal audit structures. The Special Committee moreover considers that monitoring should be carried out, on behalf of the Board of Directors, by the Audit Committee.

23. The Special Committee indeed considers that the time has now come to bring its own assignment to an end; this assignment, designed from the start to be temporary, is now completed with the publication of this report and of the conclusions, firstly, of the General Inspection department and, secondly, of PwC. The causes and size of the trading losses discovered in January 2008 have been completely identified, measures have been put in place or are underway in order to avoid the occurrence of any new

incidents of the same type, and the findings of the investigations have been made public. Finally, throughout this whole period, the Committee has ensured that the information disclosed by the Bank accurately reflected the findings of the investigations, and that the business was properly managed in the best interests of the company, its shareholders, clients and employees.

SOCIETE GENERALE

Press Release

Paris, 14 May 2008

Société Générale joins the Equator Principles' steering committee

Société Générale has joined the steering committee of the Equator Principles (which regroup sixty banks), a voluntary set of guidelines for managing environmental and social issues in project finance. Since its adoption on September 2007 of the Equator Principles, Société Générale has actively participated in the working groups which aim to extend the Principles to other areas.

In becoming an active member of the steering committee, Société Générale reinforces its support to the Equator Principles and highlights the bank's tradition of risk analysis and control applied to structured finance.

The fifth anniversary of the Equator Principles (EPs) was held in Washington on 8 May 2008. For further information : http://www.equator-principles.com/documents/EP_5th_anniversary_press_release.doc

Press contact:

Mireille Mourtada +33 1 42 14 58 19 - mireille.mourtada@socgen.com

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 583 billion, Dec. 2007) and under management (EUR 434,6 billion, Dec. 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86

P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 729,088,551.25
552 120 222 RCS PARIS

SOCIETE GENERALE

Press Release
Quarterly financial information

May 13th 2008

Q1 2008: Good commercial performances in a very difficult environment

- **Lower revenues with the credit market dislocation: -8.6%*/Q1 07**
  - **Change in NBI excluding change in fair value of financial liabilities: -17.7%*/Q1 07**
- **Cost/income ratio: 68.8%**
- **Net allocation to provisions: EUR -598m**
- **Group net income: EUR 1,096m (-23.4% vs. Q1 07)**
- **Group ROE after tax: 16.5%**
- **Tier One ratio (Basel I): 7.9%**

<u>Reported 2007 historic quarterly results have been restated for the fictitious operations recorded on unauthorised and concealed market activities</u>

The quarterly results at March 31st 2007, June 30th 2007, September 30th 2007 and December 31st 2007, presented for comparative purposes, have been adjusted to restate the accounting consequences of the fictitious operations recorded in 2007 and 2008 on unauthorised and concealed market activities discovered in January 2008. This information is presented in Appendix 3. However, in order to provide more relevant information on the Group's performance, the figures in this document correspond to reported historic data. The comments are also based on these reported data.

* When adjusted for changes in Group structure and at constant exchange rates.

PRESS RELATIONS

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86

P.A.: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of
EUR 729,088,551.25
552 120 222 RCS PARIS

At the meeting of May 12th 2008, the Board of Directors of Societe Generale approved the results for the first quarter of 2008. With the beginning of the year marked by the aggravation of the financial crisis and, in particular, the general dislocation of credit markets and poor US macro-economic indicators, the Group's Retail Banking and Financial Services businesses produced very satisfactory performances. Asset Management and Corporate and Investment Banking results continued to be affected by the financial crisis.

1. GROUP CONSOLIDATED RESULTS

In EUR million	Q1 08	Q1 07 [(a)]	Change Q1/Q1
Net banking income	**5,679**	**6,046**	**-6.1%**
On a like-for-like basis*			***-8.6%***
Operating expenses	**-3,905**	**-3,698**	**+5.6%**
On a like-for-like basis*			***+3.4%***
Gross operating income	**1,774**	**2,348**	**-24.4%**
On a like-for-like basis*			***-27.2%***
Operating income	**1,176**	**2,156**	**-45.5%**
On a like-for-like basis*			***-47.6%***
Net income	**1,096**	**1,431**	**-23.4%**

	Q1 08	Q1 07 [(a)]
Group ROE after tax	**16.5%**	**24.4%**
Business line ROE after tax	**15.1%**	**32.7%**

(a): Reported data not restated for the accounting consequences of the fictitious operations recorded in 2007 on unauthorised and concealed market activities. The restated data appear in Appendix 3. However, in order to provide more relevant information on the Group's performance, the figures correspond to reported historic data. The comments are also based on these reported historic data.

In Q1 2008, the economy continued to grow at a moderate rate in Europe; it remained dynamic in the emerging countries. In the United States, there were increased signs of a risk of the country entering a recession against the backdrop of an exacerbation of the real estate crisis. Everywhere, inflation accelerated following the rise in oil prices and the price of food products. There was a notable deterioration in the credit markets in March, hence the rise in risk premiums as a result of fears of an increase in counterparty risk.

This quarter saw Societe Generale manage the consequences of the exceptional fraud uncovered at the start of the year (EUR 4.9 billion loss recorded in 2007). The success of the EUR 5.5 billion capital increase has enabled the Group to rapidly restore its solvency ratios to a satisfactory level, promote a vigorous staff/customer communication drive, maintain its customer franchises, and immediately resume its development. Overall and faced with an exceptionally serious event, the Group demonstrated its resilience and ability to bounce back during this quarter.

Against this backdrop, the Group achieved gross operating income of EUR 1,774 million (down -24.4% vs. Q1 07, which represented a very high comparison base due to Corporate and Investment Banking's very good performance during this period). Q1 income before tax expense was EUR 1,787 million. This was impacted by certain non-recurring items representing a total of EUR +89[1] million.

Group net income amounted to EUR 1,096 million, down -23.4%.

Net banking income

Net banking income for the quarter came to EUR 5,679 million, down -8.6%* vs. a very high Q1 07 comparison base (-6.1% in absolute terms). Developments in the US financial crisis and credit market tensions had a limited impact on the Group's consolidated revenues. Overall, the consequences are estimated at EUR -231[1] million and concern Corporate and Investment Banking as well as Asset Management. The Group's other businesses have seen generally resilient or increased revenues: the French Networks' net banking income was higher this quarter (after adjustment for changes in the PEL/CEL provision) in a more difficult environment marked by the cautious approach of savers; meanwhile, International Retail Banking, Financial Services, Private Banking and Securities Services continued to grow in the first quarter of 2008.

Operating expenses

The increase in operating expenses, up 3.4%* vs. Q1 07 (+5.6% in absolute terms), reflects the Group's continued investment in businesses and regions with potential.

Societe Generale's C/I ratio increased to 68.8% (61.2% in Q1 07).

Operating income

The Group's Q1 gross operating income totalled EUR 1,774 million (-27.2%* vs. Q1 07). Meanwhile, the businesses' gross operating income came to EUR 1,897 million, down -18.4% vs. Q1 07.

The Group's net allocation to provisions (EUR 598 million) was higher this quarter due to prudent provisions on a few specific Corporate and Investment Banking accounts. This expense does not represent a sectoral and structural deterioration in the loan portfolio.

The Group's Q1 operating income totalled EUR 1,176 million (-47.6%* vs. Q1 07 or -45.5% in absolute terms).

Net income

After tax (the Group's effective tax rate was 29.1%) and minority interests, Group net income came to EUR 1,096 million (-22.2%* vs. Q1 07 or -23.4% in absolute terms). The Group's Q1 ROE after tax was 16.5% (24.4% in Q1 07).

Q1 08 earnings per share amounts to EUR 2.06.

[1] Details of the non-recurring items can be found in Appendix 4

2. THE GROUP'S FINANCIAL STRUCTURE

On February 11th, Societe Generale announced a capital increase with preferential subscription rights. The gross amount of the capital increase was EUR 5,541,072,980 (including the issue premium) and the number of new shares created totalled 116,654,168.
These new shares are eligible for interest from January 1st 2008 and do not entitle holders to the dividend of € 0.90 per share for the 2007 financial year, proposed by the Board of Directors.
The settlement/delivery and admission to trading on Euronext Paris of the new shares created through this capital increase took place on March 13th 2008. The new shares, initially traded separately, will be classified with existing Company shares already traded on Euronext Paris after detachment of the dividend on June 3rd 2008 subject to dividend approval at the Shareholders' Meeting scheduled for May 27th 2008.
The total number of Societe Generale shares therefore increased to 583,270,841 from March 13th 2008.

At March 31st 2008, the Group's shareholders' equity totalled EUR 33.1 billion[1] and net asset value per share EUR 55.1, including EUR 0.9 of unrealised or deferred capital gains (excluding translation reserves).

The Group repurchased 0.1 million shares in Q1 08. At end-March, the Group held 29.9 million treasury shares (or 5.1% of the capital) excluding shares held for trading purposes.

The Group's risk-weighted assets (Basel I) stood at EUR 347.7 billion, up 15.8% vs. March 31st 2007.

As a result, the Tier One ratio (Basel I) stood at 7.9% at March 31st 2008.

The Group exhibited the main consequences of applying the Basel II[2] reform this quarter.

- Basel II risk-weighted assets fell 5.3% vs. Basel I, contributing to a +43 bp increase in the Basel II Tier One ratio vs. the Basel I Tier One ratio. This change in risk-weighted assets, following the application of Basel II requirements, is due entirely to the decline in credit risk (-18.3%), despite an additional capital expense as a result of taking into account the risk-weighted assets relating to operational risk, which represent 13% of total Basel II risk-weighted assets.
- Taking into account, in accordance with Basel II, of items to be deducted (at 50%) from Tier One capital[3], absorbs -32 bp of this difference.

As a result, the Basel II Tier One ratio stood at 8.0%, slightly higher than the Basel I Tier One ratio.

A presentation on the detailed consequences for the Group of applying Basel II will be made on June 25th 2008.

The Group is rated AA- by S&P and Fitch, and Aa2 by Moody's.

[1] This figure includes notably (i) EUR 2.5 billion for the issue of deeply subordinated notes in January 2005 and 2006, EUR 0.8 billion of undated subordinated notes, and (ii) EUR 0.5 billion of unrealised or deferred capital gains (excluding translation reserves).
[2] More than 75% of outstandings are treated using advanced internal measurement methods (IRBA) and Group entities treated using the AMA internal measurement method represent 90% of the Group's net banking income.
[3] Subordinated debt or equity securities in banking institutions (non-consolidated or equity-consolidated) in excess of 10% of their capital, initial securitisation losses, losses expected on the equity portfolio and potential deficit between portfolio provisions and anticipated loss on healthy outstandings in the IRB scope.

3. FRENCH NETWORKS

In EUR million	Q1 08	Q1 07	Change Q1/Q1
Net banking income	**1,739**	**1,736**	**+0.2%**
NBI excl. PEL/CEL			***+2.0%***
Operating expenses	**-1,161**	**-1,145**	**+1.4%**
Gross operating income	**578**	**591**	**-2.2%**
GOI excl. PEL/CEL			***+3.2%***
Net allocation to provisions	**-87**	**-78**	**+11.5%**
Operating income	**491**	**513**	**-4.3%**
Net income	**312**	**327**	**-4.6%**
Net income excl. PEL/CEL			***+1.6%***

	Q1 08	Q1 07
ROE after tax	**18.8%**	**21.9%**

The French Networks' Q1 08 results reflect good resilience to an environment that was particularly difficult since it combined the financial market crisis and the fraud experienced by Societe Generale.

The number of net personal current accounts for **individual customers** rose by 21,700 units in Q1, taking the increase to +2.3% since end-Q1 07. Outstanding sight deposits rose +2.6% over one year, while outstandings for special savings accounts (excluding PEL accounts) were up +4.8%, mainly due to the Sustainable Development Account (*Livret de Développement Durable*) (+17.0%). However, investors continued to shun the PEL account as a savings medium (-12.9%). Meanwhile, life insurance inflow was significantly lower (-27.8%), albeit with a sharp recovery in March following the launch of a guaranteed rate offering based on euro-denominated investment vehicles. Finally, savers' desire to combine liquidity and risk-free return resulted in the virtual doubling (in the space of one year) of term deposit outstandings.
The beginning of the year saw healthy new housing loan business (EUR 3.8 billion, stable vs. Q1 07), in an environment where commitments were kept under control.

Activity also proved resilient in the case of **business customers**, with a rise of +2.6% in their sight deposits vs. Q1 07, +15.5% in operating loans and +14.7% in investment financing.

Overall, the French Networks' revenues were up +2.0% in Q1 2008, after adjustment for changes in the PEL/CEL provision (EUR 5 million provision allocation in Q1 08 vs. a EUR 26 million provision write-back in Q1 07). Before these adjustments, net banking income was stable vs. Q1 07 at EUR 1,739 million.

Net interest income was up +2.6% vs. Q1 07 (excluding PEL/CEL effect), due to the combination of increased deposits and rising market rates.

Commission income was up +1.3%, despite the decline in financial commissions (-7.3%), impacted by the fall in new life insurance and UCITS business in a deteriorated market environment. However, service commissions were up +4.5% vs. Q1 07, reflecting the growth in the business and in the customer base.

There was a moderate increase in operating expenses (+1.4%) vs. Q1 07.

The cost/income ratio (excluding the effect of the PEL/CEL provision) improved by 0.4 point to 66.6% (vs. 67.0% in Q1 07).

The net cost of risk remained stable at 28 basis points of risk-weighted assets vs. 29 basis points in Q1 07. The level reflects the good overall quality of the French Networks' customer bases and their loan portfolio.

The French Networks' contribution to Group net income for the first three months of the year totalled EUR 312 million, down -4.6% vs. Q1 07 but up +1.6% excluding the effects of the PEL/CEL provision.

ROE after tax stood at 18.8% (19.1% excluding the effect of the PEL/CEL provision) vs. 21.9% in Q1 2007 (20.9% excluding the effect of the PEL/CEL provision).

4. INTERNATIONAL RETAIL BANKING

In EUR million	Q1 08	Q1 07	Change Q1/Q1
Net banking income	**1,116**	**763**	**+46.3%**
On a like-for-like basis*			***+22.1%***
Operating expenses	**-649**	**-465**	**+39.6%**
On a like-for-like basis*			***+14.7%***
Gross operating income	**467**	**298**	**+56.7%**
On a like-for-like basis*			***+33.6%***
Net allocation to provisions	**-88**	**-58**	**+51.7%**
Operating income	**379**	**240**	**+57.9%**
On a like-for-like basis*			***+39.4%***
Net income	**192**	**144**	**+33.3%**

	Q1 08	Q1 07
ROE after tax	33.8%	33.9%

International Retail Banking is one of the Group's growth drivers with a model that combines external and organic growth. International Retail Banking enjoyed annual operating income growth of +25.7% between 2003 and 2007 on the back of this development model and the concentration of activity in regions with strong economic growth.

Emerging countries were relatively unaffected by the financial crisis in Q1 08, with their growth remaining robust. International Retail Banking maintained its strong commercial momentum: the number of individual customers rose +829,000, or +10.3% in one year, at constant structure since end-March 2007. Outstanding deposits and loans increased over one year by respectively +12.3%* and +30.5%* for individual customers, and +17.4%* and +28.1%* for business customers.

The Group continued to actively pursue its branch opening policy: the network increased by 347 branches at constant structure over one year, mainly in Romania (+188) but also in the Mediterranean Basin (+61). Consequently, the headcount grew by 3,140 at constant structure over one year. Following the integration of Rosbank, International Retail Banking now has 11.8 million individual customers, 3,422 branches and more than 57,000 staff.

On February 13th 2008, the Group became the majority shareholder of Rosbank and launched an offer for the minority shareholders in accordance with Russian regulations. The full consolidation of Rosbank has resulted, in financial terms, in a Q1 08 contribution of EUR +183 million to net banking income, EUR +115 million to operating expenses and EUR +26 million to the net cost of risk.
With 2.8 million individual customers, 588 branches and 17,500 staff, Rosbank is the leading private banking network in Russia.

International Retail Banking revenues totalled EUR 1,116 million in Q1 08, substantially higher than in Q1 07 (+22.1%* or +46.3% in absolute terms).

Operating expenses increased by +14.7%* (+39.6% in absolute terms) vs. Q1 07, including +6.0%* for the network's organic growth costs.

Gross operating income was up +33.6%* (+56.7% in absolute terms) at EUR 467 million, with the C/I ratio continuing to improve (58.2% vs. 60.9% in Q1 07).

The increase in the cost of risk in Q1 08 (61 basis points vs. 54 basis points in Q1 07) is due to the integration of Rosbank. The net cost of risk excluding Rosbank was 51 basis points in Q1 08.

The division's contribution to Group net income totalled EUR 192 million in Q1 08, up +30.1%* vs. Q1 07 (or +33.3% in absolute terms).

ROE after tax was stable at 33.8% (33.9% in Q1 07).

5. FINANCIAL SERVICES

In EUR million	Q1 08	Q1 07	Change Q1/Q1
Net banking income	**775**	**645**	**+20.2%**
On a like-for-like basis*			***+12.4%***
Operating expenses	**-428**	**-344**	**+24.4%**
On a like-for-like basis*			***+13.0%***
Gross operating income	**347**	**301**	**+15.3%**
On a like-for-like basis*			***+11.6%***
Net allocation to provisions	**-113**	**-84**	**+34.5%**
Operating income	**234**	**217**	**+7.8%**
On a like-for-like basis*			***+7.8%***
Net income	**154**	**138**	**+11.6%**

	Q1 08	Q1 07
ROE after tax	**15.4%**	**15.5%**

The **Financial Services** division comprises Specialised Financing (consumer credit, equipment finance, operational vehicle leasing and fleet management, IT leasing and management), Life and Non-Life Insurance.

Within Specialised Financing, **the consumer credit business** continued to enjoy sustained growth in Q1 08. New consumer loans were up 12.5%* vs. Q1 07 at EUR 3.0[1] billion. This performance continued to be driven by Eastern European markets such as Russia (+59.4%* vs. Q1 07 with new business representing EUR 444 million in Q1 08) and Poland (+95.3%* at EUR 246 million). The Brazilian companies, Banco Cacique and Banco Pecùnia, which have added to the division's commercial coverage, accounted for EUR 180 million of new business in Q1 08. Overall, consumer credit outstandings were up +15.4%* vs. end-March 2007 and totalled EUR 18.8 billion.

As for **business finance and services**, new financing[2] by SG Equipment Finance – the Continental European leader in equipment finance for businesses[3] – totalled EUR 2.2 billion in Q1 2008, up +11.3%* vs. Q1 07. The growth in new financing was particularly sharp in Eastern Europe, with an increase of +57.7%* in the Czech Republic and +26.6%* in Poland. Growth also remains robust in SG Equipment Finance's main market, Germany (+13.0%). Overall, SG Equipment Finance's outstandings[2] continued to grow (+7.5%* vs. Q1 2007), reaching EUR 17.6 billion at March 31st 2008.

In operational vehicle leasing and fleet management, ALD Automotive – No. 2 in Europe with a fleet under management of nearly 742,000 vehicles at March 31st 2008 (+6.9% at constant structure) – continues to expand as a result of extensive geographical coverage (39 countries). The growth in the number of vehicles remains buoyant in mature countries such as Germany (+5.1%) and France (+4.8%). It is particularly significant in Brazil (x 4), India (x 2.6) and Russia (x 2.2).

[1] excluding French Networks
[2] excluding factoring
[3] according to the latest ranking published by Leaseurope

Overall, **Specialised Financing** revenues in Q1 08 rose +12.5%* vs. Q1 07 (+22.0% in absolute terms).

Life Insurance had to contend with a generally difficult market environment this quarter. Gross new inflows in the first three months of 2008 totalled EUR 2.3 billion, down -16.7% vs. Q1 07, in a difficult and highly competitive financial environment. The proportion of unit-linked policies amounted to 15.5%, reflecting investor preference for euro-denominated policies. Mathematical reserves rose +3.9%* and revenues increased +12.8% in Q1 08.

Overall, revenue growth in the **Financial Services** division amounted to +12.4%* (+20.2% in absolute terms) or EUR 775 million in Q1 08. Operating expenses (EUR 428 million) were up 13.0%* (+24.4% in absolute terms) due in particular to the costs inherent in the launch and development of new subsidiaries, especially in consumer credit. Gross operating income rose +11.6%* (+15.3% in absolute terms) to EUR 347 million.

The net allocation to provisions (EUR 113 million in Q1 2008) was up +21.4%* vs. Q1 07, amounting to 105 basis points vs. 91 basis points in Q1 07. This trend reflects the increased share of consumer credit, especially in emerging countries where the cost of risk is higher.

Q1 2008 operating income rose by +7.8%* (+7.8% in absolute terms) and the contribution to Group net income by +12.2%* to EUR 154 million. ROE after tax stood at 15.4% vs. 15.5% in Q1 2007.

6. GLOBAL INVESTMENT MANAGEMENT AND SERVICES

In EUR million	Q1 08	Q1 07	Change Q1/Q1
Net banking income	597	919	-35.0%
*On a like-for-like basis***			*-42.4%*
Operating expenses	-654	-649	+0.8%
*On a like-for-like basis***			*+7.5%*
Operating income	-57	269	NM
*On a like-for-like basis***			*NM*
Net income	-31	176	NM
o.w. Asset Management	-139	82	*NM*
Private Banking	59	53	*+11.3%*
SG SS, Brokers & Online Savings	49	41	*+19.5%*

In EUR billion	Q1 08	Q1 07
Net new money over period	-6.9	18.9
Assets under management (at end of period)	391	441

** When adjusted for changes in Group structure and at constant exchange rates, excluding Fimat and Newedge.

Global Investment Management and Services comprises asset management (Societe Generale Asset Management), private banking (SG Private Banking), Societe Generale Securities & Services (SG SS), Brokers and online savings (Boursorama).

The division experienced a sharp contrast between Asset Management and the other businesses during the quarter. As a result, Private Banking and Securities Services results remained satisfactory, whereas Asset Management was impacted by the effects of the financial crisis with the continuing outflow of funds in the dynamic money market funds segment. In accordance with its policy aimed at ensuring the liquidity of the money market funds that it markets, the Group proceeded to dispose of assets that had become illiquid at prices in line with the valuation of UCITS assets and based on the equality of unit holders. The financial consequences of these disposals (losses in relation to market prices) were borne by SGAM.

The division's outstanding assets under management totalled EUR 390.9[1] billion at end-March 2008 vs. EUR 441.4 billion at end-March 2007.

Q1 08 revenues were down -42.4%* (-35.0% in absolute terms) at EUR 597 million. Operating income amounted to EUR -57 million and the contribution to Group net income to EUR -31 million vs. EUR +176 million in Q1 07.

Asset Management

Asset Management posted a net outflow of EUR -7.3 billion (EUR -8.2 billion in Q4 07) in Q1 2008 vs. a net inflow of EUR +16.9 billion in Q1 07. This trend reflects notably the continued withdrawals from dynamic money market funds (EUR -5.2 billion) as well as the unwinding of CDOs managed by TCW (EUR -4.8 billion), whereas other asset classes benefited from a net inflow of EUR +2.7 billion.

[1] This figures does not include the assets held by customers of the French Networks (around EUR 112 billion for investable assets exceeding EUR 150,000) nor the assets managed by Lyxor Asset Management (EUR 72.5 billion at March 31st 2008), whose results are consolidated in the Equities business line.

As a result of negative net flows and an unfavourable market and exchange rate effect (EUR 31.2 billion), the assets managed by SGAM totalled EUR 319.2 billion at end-March 2008, down 10.8% vs. their level at end-December 2007.

Given the Group's intention to ensure the liquidity of its dynamic money market products, without penalising its customers, and reduce the sensitivity of assets under management to the market, SGAM continued to purchase assets, as expected, and recorded disposal losses of EUR 274 million in Q1 2008. As a result, Asset Management's net banking income came to EUR -18 million vs. EUR +340 million in Q1 07.

Operating expenses fell -3.5%* (-5.2% in absolute terms) vs. Q1 07.

As a result of these developments, SGAM posted gross operating income of EUR -219 million vs. EUR +128 million in Q1 07 and a contribution to Group net income of EUR -139 million vs. EUR +82 million a year earlier.

Private Banking

In a difficult environment, SG Private Banking posted a net inflow of EUR +0.4 billion at end-March 2008 vs. EUR +2.0 billion in Q1 07.
Finally, assets under management totalled EUR 71.7 billion at end-March 2008 vs. EUR 76.9 billion at end-December 2007.

The gross margin stood at 115 bp and net banking income was up +12.8%* (+12.0% in absolute terms) at EUR 214 million.

Operating expenses were 14.8%* higher (+12.7% in absolute terms) reflecting recruitment and investment under the organic growth policy.

Gross operating income was up +9.6%* (+11.0% in absolute terms) and the contribution to Group net income rose +9.4%* (+11.3% in absolute terms) to EUR 59 million.

Societe Generale Securities Services (SG SS), Brokers and online savings (Boursorama)

The business line confirmed its dynamic sales in Q1 2008.

The **Global Custodian subdivision** posted a sharp increase in assets under custody due to dynamic sales and the integration in the SGSS platform of Pioneer's assets, and Capitalia incorporated at the end of March. Assets under custody totalled EUR 2,731 billion, up +11.6% vs. Q1 07 and assets under administration totalled EUR 499 billion (+28.3%).

The result of the merger of FIMAT and Calyon Financial, **Newedge** began its operations on January 2nd 2008. The new entity has enjoyed buoyant business, with 431 million executed transactions and 462 million cleared contracts. The financial results are in line with the targets set.

In an environment marked by the substantial erosion of stock market prices, the number of orders executed by **Boursorama** fell by -11.7% to 1,480,000. The banking offering continues to enjoy real success with 5,700 accounts opened in Q1 08 vs. 3,000 in Q1 07, taking the total number of bank accounts to nearly 68,000.

Overall, the SGSS, Brokers and Online Savings division posted net banking income of EUR 401 million, up +21.8%* (+3.4% in absolute terms[1]). The division's gross operating income totalled EUR 81 million and the contribution to Group net income amounted to EUR 49 million, an increase of +60.0%* (+19.5% in absolute terms).

[1] As from January 1st 2008, Newedge is consolidated on a proportional basis (50%), whereas FIMAT was fully consolidated.

7. CORPORATE AND INVESTMENT BANKING

In EUR million	Q1 08	Q1 07 [(a)]	Change Q1/Q1
Net banking income	**1,563**	**1,947**	**-19.7%**
On a like-for-like basis*			***-16.6%***
Financing and Advisory	980	354	*x 2.8*
Fixed Income, Currencies and Commodities	-151	525	*NM*
Equities	734	1,068	-31.3%
Operating expenses	**-1,001**	**-1,081**	**-7.4%**
On a like-for-like basis*			***-4.2%***
Gross operating income	**562**	**866**	**-35.1%**
On a like-for-like basis*			***-32.3%***
Net allocation to provisions	**-312**	**29**	**NM**
Operating income	**250**	**895**	**-72.1%**
On a like-for-like basis*			***-70.9%***
Net income	**139**	**666**	**-79.1%**

	Q1 08	Q1 07 [(a)]
ROE after tax	**9.4%**	**50.2%**

(a): Reported data not restated for the accounting consequences of the fictitious operations recorded in 2007 on unauthorised and concealed market activities. The restated data appear in Appendix 3. However, in order to provide more relevant information on Corporate and Investment Banking's performance, the figures correspond to reported historic data. The comments are also based on these reported historic data.

Corporate and Investment Banking's net banking income amounted to EUR 1,563 million in Q1 08, down 16.6%* vs. Q1 07. However, Q1 07 represents a high comparison base characterised by record revenues and very favourable market conditions which have continually deteriorated since Q2 07.

Q1 08 net banking income includes a number of non-recurring items which break down as follows:

- EUR -596 million of write-downs due to the exacerbation of the crisis in the United States:
  - EUR -350 million on the trading portfolio of unhedged CDOs,
  - EUR -43 million on RMBS,
  - EUR -203 million relating to counterparty risks on monoline insurers.

- EUR -583 million due to the extension of the crisis to new asset classes:
  - EUR -166 million of write-downs on an essentially European ABS trading portfolio purchased from the Asset Management division as part of the Group's decision to ensure liquidity to its clients (as a result, Corporate and Investment Banking held EUR 7.4 billion of dynamic money market fund assets at end-March 2008),
  - EUR -417 million of losses and write-downs relating to an exotic credit derivatives portfolio consisting of US and European ABS. Although this portfolio is hedged, widely varying credit spreads exposed it to a risk related to the dynamic management of the hedge during the first quarter.

- EUR +1,266 million related to the mark to market of the portfolio of CDS purchased to protect the loan portfolio for EUR +743 million (NBI impact largely wiped out at end-April 2008 following developments in the market), and the valuation at fair value of the Group's financial liabilities for EUR +523 million.

The net banking income of the Equities businesses came to EUR 734 million, down -3.0% vs. Q4 07 (-31.3% vs. Q1 07) in an environment marked by difficult market conditions (very high volatility and correlation). When adjusted for the gain resulting from the valuation at fair value of the Group's financial liabilities, net banking income comes to EUR 534 million. Trading revenues were stable vs. Q4 07 (-66.3% vs. Q1 07) in a transitional environment marked in particular by the reduction in allocated limits. The results of client-driven activities illustrate the resilience of the client franchise: flow products produced a very good performance (market share in the ETF segment improved from 25.2% in Q4 07 to 27.0%), and structured products a reasonable performance. Moreover, Lyxor recorded a net inflow of EUR 6.3 billion[1], taking its assets under management to EUR 72.5 billion.

The revenues of the Fixed Income, Currencies & Commodities business continued to be impacted by the crisis environment, with net banking income of EUR -151 million in Q1 08 after EUR -2,099 million in Q4 07 and EUR +525 million in Q1 07. When adjusted for the gain resulting from the valuation at fair value of financial liabilities, revenues came to EUR -474 million. Client-driven activities produced good performances, with client net banking income up +19.8% vs. Q1 07, primarily due to record revenues for flow products, offset by slower activity for structured products, particularly in the credit segment where the market remained closed. Meanwhile, improved trading revenues, excluding exceptional valuation factors, vs. Q4 07 were the result of the growth in our fixed income and currencies business, while revenues from the treasury business remained high.

Financing & Advisory revenues totalled EUR 980 million, up +43.9% vs. Q4 07. When adjusted for the market valuation of the CDS portfolio (EUR +743 million) and write-downs on Non Investment Grade transactions in the process of syndication (EUR -44 million), the division's revenues were 22.4% lower than in Q1 07. In an environment marked by the continued decline in capital market issue volumes, the division's franchise remains solid. Since Q3 07, the Group has recorded an increased market share in the euro bond issues segment, where it is ranked fifth[2]. Moreover, revenues driven by commodity and infrastructure financing remain solid, illustrating the quality of the franchise and cross-selling model.

Corporate and Investment Banking's operating expenses fell -4.2%* vs. Q1 07 to EUR 1,001 million, with the increase in the headcount being offset by the adjustment in variable remuneration following the decline in revenues. The C/I ratio came to 64.0% (vs. 55.5% in Q1 07).

Corporate and Investment Banking recorded EUR 312 million of prudent provisions vs. a EUR 29 million write-back in Q1 07. This increase in the cost of risk is due to the provisioning of a very limited number of transactions and does not represent a structural deterioration in the portfolio.

The division made a total contribution to Group operating income in Q1 08 of EUR 250 million (vs. EUR 895 million in Q1 07 and a negative contribution of EUR -1,145 million in Q4 07). Corporate and Investment Banking's contribution to Group net income was EUR 139 million in Q1 08. ROE after tax stood at 9.4%.

We would reiterate that the Board of Directors' Special Committee, set up in the wake of the fraud, is scheduled to publish its findings before the May 27th Annual General Meeting.

[1] Excluding exchange rate and performance effects
[2] Source: IFR, April 2008

8. CORPORATE CENTRE

The Corporate Centre recorded gross operating income of EUR -123 million in Q1 2008 (vs. EUR +22 million in Q1 2007). Income from the equity portfolio amounted to EUR 99 million in Q1 07, whereas no disposal was made in Q1 2008.

At March 31st 2008, the IFRS net book value of the industrial equity portfolio, excluding unrealised capital gains, amounted to EUR 0.6 billion, representing market value of EUR 0.8 billion.

The Group continued with its policy of managing the liquidity of some SGAM funds. As a result, it held EUR 3.8[1] billion of dynamic money market fund assets at end-March 2008.

Moreover, the Corporate Centre recorded a capital gain (EUR 602 million before tax) in Q1 08 following the merger of Fimat during the creation of the new entity Newedge. The Group recorded EUR 420 million of goodwill on this operation, thus limiting the consequences of the capital gain on the Tier One ratio.

[1] including EUR 0.8 billion of fund units

9. CONCLUSION

In a difficult environment and despite a number of non-recurring items related to the crisis booked during the quarter, Societe Generale confirmed its ability to bounce back and generally produced good commercial performances in Q1 08. The Group continued to grow in all the retail banking networks and Financial Services businesses. It achieved a good performance in Private Banking and Securities Services, and confirmed the quality of the Corporate and Investment Banking franchise.

The solidity of Societe Generale's financial situation at March 31st 2008 (with a Basel I Tier One ratio of 7.9%) will enable it to continue to expand in businesses and markets with strong potential.

2008 financial communication calendar and events

May 27th 2008	**Annual General Meeting**
June 3rd 2008	**Dividend detachment**
June 6th 2008	**Dividend payment**
June 25th 2008	**Basel II conference call**
August 5th 2008	**Publication of second quarter 2008 results**
November 6th 2008	**Publication of third quarter 2008 results**

APPENDIX 1: FIGURES AND QUARTERLY RESULTS BY CORE BUSINESS

CONSOLIDATED INCOME STATEMENT (in millions of euros)	First quarter 2008	2007 [a]	Change Q1/Q1	
Net banking income	5,679	6,046	-6.1%	-8.6%(*)
Operating expenses	(3,905)	(3,698)	+5.6%	+3.4%(*)
Gross operating income	**1,774**	**2,348**	**-24.4%**	**-27.2%(*)**
Net allocations to provisions	(598)	(192)	x 3.1	x 2.9 (*)
Operating income	**1,176**	**2,156**	**-45.5%**	**-47.6%(*)**
Net income from other assets	606	24	NM	
Net income from companies accounted for by the equity method	5	11	-54.5%	
Impairment losses on goodwill	0	0	NM	
Income tax	(519)	(613)	-15.3%	
Net income before minority interests	**1,268**	**1,578**	**-19.6%**	
o.w. minority interests	172	147	+17.0%	
Net income	**1,096**	**1,431**	**-23.4%**	
Annualised Group ROE after tax (%)	16.5%	24.4%		
Tier One ratio at end of period	7.9%	7.5%		

(*) When adjusted for changes in Group structure and at constant exchange rates

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	First quarter 2008	2007 [a]	Change Q1/Q1
French Networks	**312**	**327**	**-4.6%**
International Retail Banking	**192**	**144**	**+33.3%**
Financial Services	**154**	**138**	**+11.6%**
Global Investment Management & Services	**(31)**	**176**	**NM**
o.w. Asset Management	(139)	82	NM
o.w. Private Banking	59	53	+11.3%
o.w. SG SS, Brokers & Online Savings	49	41	+19.5%
Corporate & Investment Banking	**139**	**666**	**-79.1%**
CORE BUSINESSES	**766**	**1,451**	**-47.2%**
Corporate Centre	**330**	**(20)**	**NM**
GROUP	**1,096**	**1,431**	**-23.4%**

(a): Reported data not restated for the accounting consequences of the fictitious operations recorded in 2007 on unauthorised and concealed market activities. The restated data appear in Appendix 3.

QUARTERLY RESULTS BY CORE BUSINESSES

	2005 - IFRS (Incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (Incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (Inc. IAS 32 & 39 and IFRS 4)				2008 - IFRS (Inc. IAS 32 & 39 and IFRS 4)			
(in millions of euros)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
French Networks																
Net banking income	1,545	1,513	1,559	1,678	1,698	1,730	1,677	1,728	1,736	1,789	1,746	1,787	1,739			
Operating expenses	-1,093	-1,081	-1,054	-1,088	-1,130	-1,093	-1,084	-1,143	-1,145	-1,126	-1,108	-1,187	-1,161			
Gross operating income	*452*	*432*	*505*	*590*	*568*	*637*	*593*	*585*	*591*	*663*	*638*	*600*	*578*			
Net allocation to provisions	-68	-67	-64	-85	-61	-71	-55	-88	-78	-78	-68	-105	-87			
Operating income	*384*	*365*	*441*	*505*	*507*	*566*	*538*	*497*	*513*	*585*	*570*	*495*	*491*			
Net income from other assets	0	1	0	1	0	2	1	2	3	1	0	0	1			
Net income from companies accounted for by the equity method	0	1	0	0	0	1	0	1	0	1	0	1	0			
Income tax	-134	-129	-154	-177	-173	-192	-185	-169	-176	-199	-192	-169	-167			
Net income before minority interests	*250*	*238*	*287*	*329*	*334*	*377*	*354*	*331*	*340*	*388*	*378*	*327*	*325*			
o.w. minority interests	12	11	11	11	13	14	12	13	13	19	14	12	13			
Net income	*238*	*227*	*276*	*318*	*321*	*363*	*342*	*318*	*327*	*369*	*364*	*315*	*312*			
Average allocated capital	4,897	5,063	5,208	5,375	5,547	5,702	5,756	5,806	5,965	6,155	6,335	6,456	6,631			
ROE after tax	19.4%	17.9%	21.2%	23.7%	23.1%	25.5%	23.8%	21.9%	21.9%	24.0%	23.0%	19.5%	18.8%			
International Retail Banking																
Net banking income	541	572	576	656	641	669	695	781	763	860	871	950	1,116			
Operating expenses	-327	-341	-349	-402	-378	-395	-415	-456	-465	-498	-494	-529	-649			
Gross operating income	*214*	*231*	*227*	*254*	*263*	*274*	*280*	*325*	*298*	*362*	*377*	*421*	*467*			
Net allocation to provisions	-28	-27	-29	-47	-48	-53	-47	-67	-58	-53	-44	-49	-88			
Operating income	*186*	*204*	*198*	*207*	*215*	*221*	*233*	*258*	*240*	*309*	*333*	*372*	*379*			
Net income from other assets	8	-2	0	-1	9	-1	1	-2	20	1	-2	9	-3			
Net income from companies accounted for by the equity method	1	1	1	1	2	3	2	4	8	11	8	9	4			
Income tax	-54	-57	-55	-58	-58	-58	-59	-67	-64	-78	-82	-96	-79			
Net income before minority interests	*141*	*146*	*144*	*149*	*168*	*165*	*177*	*193*	*204*	*243*	*257*	*294*	*301*			
o.w. minority interests	47	50	49	48	57	57	57	61	60	75	85	92	109			
Net income	*94*	*96*	*95*	*101*	*111*	*108*	*120*	*132*	*144*	*168*	*172*	*202*	*192*			
Average allocated capital	875	919	967	1,074	1,103	1,164	1,401	1,597	1,701	1,796	1,917	2,025	2,275			
ROE after tax	43.0%	41.8%	39.3%	37.6%	40.3%	37.1%	34.3%	33.1%	33.9%	37.4%	35.9%	39.9%	33.8%			
Financial Services																
Net banking income	459	494	498	570	562	592	594	656	645	688	707	798	775			
Operating expenses	-250	-263	-268	-317	-304	-318	-321	-347	-344	-372	-375	-435	-428			
Gross operating income	*209*	*231*	*230*	*253*	*258*	*274*	*273*	*309*	*301*	*316*	*332*	*363*	*347*			
Net allocation to provisions	-38	-49	-57	-55	-66	-60	-60	-87	-84	-86	-102	-102	-113			
Operating income	*171*	*182*	*173*	*198*	*192*	*214*	*213*	*222*	*217*	*230*	*230*	*261*	*234*			
Net income from other assets	0	0	0	0	0	0	0	-1	0	1	0	0	0			
Net income from companies accounted for by the equity method	0	0	0	-8	1	-3	-2	-10	-2	-3	-1	-1	-3			
Income tax	-60	-64	-59	-69	-67	-75	-74	-75	-73	-77	-78	-87	-72			
Net income before minority interests	*111*	*118*	*114*	*121*	*126*	*136*	*137*	*136*	*142*	*151*	*151*	*173*	*159*			
o.w. minority interests	2	2	3	4	3	4	3	4	4	4	4	5	5			
Net income	*109*	*116*	*111*	*117*	*123*	*132*	*134*	*132*	*138*	*147*	*147*	*168*	*154*			
Average allocated capital	2,604	2,706	2,797	2,909	3,094	3,264	3,301	3,462	3,560	3,681	3,779	3,884	4,013			
ROE after tax	16.7%	17.1%	15.9%	16.1%	15.9%	16.2%	16.2%	15.3%	15.5%	16.0%	15.6%	17.3%	15.4%			

	2005 - IFRS (Incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (Incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (Inc. IAS 32 & 39 and IFRS 4)				2008 - IFRS (Inc. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Global Investment Management & Services																
Net banking income	602	608	640	734	769	775	767	884	919	1,116	854	852	597			
Operating expenses	-415	-435	-455	-547	-523	-552	-564	-659	-649	-677	-638	-744	-654			
Gross operating income	*187*	*173*	*185*	*187*	*246*	*223*	*203*	*225*	*270*	*439*	*216*	*108*	*-57*			
Net allocation to provisions	0	-1	-1	-4	-3	-1	-1	-3	-1	-5	-2	-33	0			
Operating income	*187*	*172*	*184*	*183*	*243*	*222*	*202*	*222*	*269*	*434*	*214*	*75*	*-57*			
Net income from other assets	0	0	0	0	0	0	0	-1	0	0	-2	-4	0			
Net income from companies accounted for by the equity method	0	0	0	0	1	-1	0	0	0	0	0	0	0			
Income tax	-58	-54	-56	-55	-75	-69	-65	-64	-83	-136	-64	-12	25			
Net income before minority interests	*129*	*118*	*128*	*128*	*169*	*152*	*137*	*157*	*186*	*298*	*148*	*59*	*-32*			
o.w. minority interests	12	9	11	11	14	10	5	9	10	9	11	9	-1			
Net income	*117*	*109*	*117*	*117*	*155*	*142*	*132*	*148*	*176*	*289*	*137*	*50*	*-31*			
Average allocated capital	810	917	930	919	1,019	1,052	1,074	1,197	1,239	1,282	1,456	1,550	1,506			
ROE after tax	57.8%	47.5%	50.3%	50.9%	60.8%	54.0%	49.2%	49.5%	56.8%	90.2%	37.6%	12.9%	n/s			
o.w. Asset Management																
Net banking income	269	259	286	338	333	305	295	348	340	345	243	191	-18			
Operating expenses	-154	-163	-178	-220	-193	-196	-186	-230	-212	-226	-176	-227	-201			
Gross operating income	*115*	*96*	*108*	*118*	*140*	*109*	*109*	*118*	*128*	*119*	*67*	*-36*	*-219*			
Net allocation to provisions	0	0	0	-2	0	0	0	1	0	0	0	-4	0			
Operating income	*115*	*96*	*108*	*116*	*140*	*109*	*109*	*119*	*128*	*119*	*67*	*-40*	*-219*			
Net income from other assets	0	0	0	0	0	0	0	-1	0	0	-2	-4	0			
Net income from companies accounted for by the equity method	0	0	0	0	1	-1	0	0	0	0	0	0	0			
Income tax	-39	-33	-36	-39	-47	-38	-38	-39	-43	-41	-22	15	72			
Net income before minority interests	*76*	*63*	*72*	*77*	*94*	*70*	*71*	*79*	*85*	*78*	*43*	*-29*	*-147*			
o.w. minority interests	9	7	7	8	9	2	3	2	3	1	3	1	-8			
Net income	*67*	*56*	*65*	*69*	*85*	*68*	*68*	*77*	*82*	*77*	*40*	*-30*	*-139*			
Average allocated capital	287	327	307	272	287	293	276	265	277	302	404	502	450			
ROE after tax	93.4%	68.5%	84.7%	101.5%	118.5%	92.8%	98.6%	116.2%	118.4%	102.0%	39.6%	NM	NM			
o.w. Private Banking																
Net banking income	127	129	135	149	164	164	156	174	191	198	201	233	214			
Operating expenses	-86	-90	-93	-107	-102	-106	-105	-121	-118	-126	-130	-157	-133			
Gross operating income	*41*	*39*	*42*	*42*	*62*	*58*	*51*	*53*	*73*	*72*	*71*	*76*	*81*			
Net allocation to provisions	0	0	-1	0	-2	0	-1	-1	0	-1	0	0	-1			
Operating income	*41*	*39*	*41*	*42*	*60*	*58*	*50*	*52*	*,73*	*71*	*71*	*76*	*80*			
Net income from other assets	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*			
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0	0	0			
Income tax	-9	-9	-7	-8	-14	-14	-12	-9	-17	-15	-17	-14	-18			
Net income before minority interests	*32*	*30*	*34*	*34*	*46*	*44*	*38*	*43*	*56*	*56*	*54*	*62*	*62*			
o.w. minority interests	2	2	2	2	3	3	2	4	3	3	3	4	3			
Net income	*30*	*28*	*32*	*32*	*43*	*41*	*36*	*39*	*53*	*53*	*51*	*58*	*59*			
Average allocated capital	283	316	329	340	378	386	372	377	396	410	435	466	480			
ROE after tax	42.4%	35.4%	38.9%	37.6%	45.7%	42.5%	38.7%	41.4%	53.5%	51.7%	46.9%	49.6%	49.2%			
o.w. SG SS & Online Savings																
Net banking income	206	220	219	247	272	306	316	362	388	573	410	428	401			
Operating expenses	-175	-182	-184	-220	-228	-250	-273	-308	-319	-325	-332	-360	-320			
Gross operating income	31	38	35	27	44	56	43	54	69	248	78	68	81			
Net allocation to provisions	0	-1	0	-2	-1	-1	0	-3	-1	-4	-2	-29	1			
Operating income	31	37	35	25	43	55	43	51	68	244	76	39	82			
Net income from other assets	0	0	0	0	0	0	0	0	0	0	0	0	0			
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0	0	0			
Income tax	-10	-12	-13	-8	-14	-17	-15	-16	-23	-80	-25	-13	-29			
Net income before minority interests	21	25	22	17	29	38	28	35	45	164	51	26	53			
o.w. minority interests	1	0	2	1	2	5	0	3	4	5	5	4	4			
Net income	20	25	20	16	27	33	28	32	41	159	46	22	49			
Average allocated capital	240	274	294	307	356	373	426	555	566	570	617	582	576			
ROE after tax	33.3%	36.5%	27.2%	20.8%	30.3%	35.4%	26.3%	23.1%	29.0%	111.6%	29.8%	15.1%	34.0%			

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2007 (a) - IFRS (inc. IAS 32 & 39 and IFRS 4)				2008 - IFRS (inc. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Corporate and Investment Banking																
Net banking income	1,550	1,233	1,496	1,418	1,957	1,832	1,521	1,688	1,947	2,077	1,159	-661	1,563			
Operating expenses	-843	-784	-853	-840	-1,066	-1,063	-831	-930	-1,081	-1,112	-743	-489	-1,001			
Gross operating income	*707*	*449*	*643*	*578*	*891*	*769*	*690*	*758*	*866*	*965*	*416*	*-1,150*	*562*			
Net allocation to provisions	47	22	32	44	19	35	23	16	29	31	-9	5	-312			
Operating income excluding net loss on unauthorised and concealed market activities	*754*	*471*	*675*	*622*	*910*	*804*	*713*	*774*	*895*	*996*	*407*	*-1,145*	*250*			
Net loss on unauthorised and concealed market activities	0	0	0	0	0	0	0	0	0	0	0	*-4,911*	0			
Operating income including net loss on unauthorised and concealed market activities	*754*	*471*	*675*	*622*	*910*	*804*	*713*	*774*	*895*	*996*	*407*	*-6,056*	*250*			
Net income from other assets	0	0	1	-12	23	1	4	2	1	-1	2	24	-3			
Net income from companies accounted for by the equity method	4	6	-5	17	6	6	8	4	6	2	6	5	5			
Impairment losses on goodwill	0	-13	0	0	0	0	0	0	*0*	*0*	*0*	*0*	*0*			
Income tax	-257	-115	-170	-126	-293	-219	-197	-193	-233	-274	-101	2,109	-113			
Net income before minority interests	*501*	*349*	*501*	*501*	*646*	*592*	*528*	*587*	*669*	*723*	*314*	*-3,918*	*139*			
o.w. minority interests	3	3	3	2	3	3	5	2	3	2	4	0	0			
Net income	*498*	*346*	*498*	*499*	*643*	*589*	*523*	*585*	*666*	*721*	*310*	*-3,918*	*139*			
Average allocated capital	3,686	3,975	4,362	4,570	4,747	4,868	4,969	5,067	5,303	5,731	5,888	5,811	5,913			
ROE after tax	54.0%	34.8%	45.7%	43.7%	54.2%	48.4%	42.1%	46.2%	50.2%	50.3%	21.1%	NM	9.4%			
Corporate and Investment Banking (excl. Cowen)																
Net income	1,494	1,195	1,441	1,359	1,879	1,776	1,517	1,688	1,947	2,077	1,159	-661	1,563			
Financing and Advisory	*348*	*330*	*354*	*456*	*308*	*396*	*416*	*439*	*354*	*449*	*375*	*681*	*980*			
Fixed Income, Currencies and Commodities	*485*	*289*	*477*	*507*	*543*	*623*	*492*	*594*	*525*	*584*	*105*	*-2099*	*-151*			
Equities	*661*	*576*	*610*	*396*	*1028*	*757*	*609*	*655*	*1068*	*1044*	*679*	*757*	*734*			
Operating expenses	-791	-746	-794	-783	-997	-1,004	-824	-930	-1,081	-1,112	-743	-489	-1,001			
Gross operating income	*703*	*449*	*647*	*576*	*882*	*772*	*693*	*758*	*866*	*965*	*416*	*-1,150*	*562*			
Net allocation to provisions	47	22	32	44	19	35	23	16	29	31	-9	5	-312			
Operating income excluding net loss on unauthorised and concealed market activities	*750*	*471*	*679*	*620*	*901*	*807*	*716*	*774*	*895*	*996*	*407*	*-1,145*	*250*			
Net loss on unauthorised and concealed market activities	0	0	0	0	0	0	0	0	*0*	*0*	*0*	*-4,911*	*0*			
Operating income including net loss on unauthorised and concealed market activities	*750*	*471*	*679*	*620*	*901*	*807*	*716*	*774*	*895*	*996*	*407*	*-6,056*	*250*			
Net income from other assets	0	0	1	-12	23	1	4	2	1	-1	2	24	-3			
Net income from companies accounted for by the equity method	4	6	-5	17	6	6	8	4	6	2	6	5	5			
Impairment losses on goodwill	0	-13	0	0	0	0	0	0	*0*	*0*	*0*	*0*	*0*			
Income tax	-256	-115	-171	-125	-290	-219	-199	-193	-233	-274	-101	2,109	-113			
Net income before minority interests	*498*	*349*	*504*	*500*	*640*	*595*	*529*	*587*	*669*	*723*	*314*	*-3,918*	*139*			
o.w. minority interests	3	3	3	2	3	3	5	2	3	2	4	0	0			
Net income	*495*	*346*	*501*	*498*	*637*	*592*	*524*	*585*	*666*	*721*	*310*	*-3,918*	*139*			
Average allocated capital	3,677	3,965	4,353	4,561	4,738	4,860	4,963	5,065	5,303	5,731	5,888	5,811	5,913			
ROE after tax	53.8%	34.9%	46.0%	43.7%	53.8%	48.7%	42.2%	46.2%	50.2%	50.3%	21.1%	NM	9.4%			
Corporate Centre																
Net banking income	53	38	102	31	144	111	12	-66	36	92	38	154	-111			
Operating expenses	-57	7	-37	-64	-11	-68	2	-54	-14	-32	-16	-32	-12			
Gross operating income	*-4*	*45*	*65*	*-33*	*133*	*43*	*14*	*-120*	*22*	*60*	*22*	*122*	*-123*			
Net allocation to provisions	14	7	-1	7	-3	-2	6	-2	0	5	-1	-17	2			
Operating income	*10*	*52*	*64*	*-26*	*130*	*41*	*20*	*-122*	*22*	*65*	*21*	*105*	*-121*			
Net income from other assets	158	0	-1	-5	2	2	-3	2	0	4	-1	-16	611			
Net income from companies accounted for by the equity method	0	0	0	0	0	-3	0	-2	-1	-2	-1	-2	-1			
Impairment losses on goodwill	0	0	0	-10	0	0	0	-18	0	0	0	0	0			
Income tax	56	52	11	52	29	-2	62	45	16	45	33	-211	-113			
Net income before minority interests	*224*	*104*	*74*	*11*	*161*	*38*	*79*	*-95*	*37*	*112*	*52*	*-124*	*376*			
o.w. minority interests	61	46	49	54	55	58	61	41	57	62	59	44	46			
Net income	*163*	*58*	*25*	*-43*	*106*	*-20*	*18*	*-136*	*-20*	*50*	*-7*	*-168*	*330*			

(a): Reported data not restated for the accounting consequences of the fictitious operations recorded in 2007 on unauthorised and concealed market activities. The restated data appear in Appendix 3.

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2007 [a] - IFRS (inc. IAS 32 & 39 and IFRS 4)				2008 - IFRS (inc. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
GROUP																
Net banking income	4,750	4,458	4,871	5,087	5,771	5,709	5,266	5,671	6,046	6,622	5,375	3,880	5,679			
Operating expenses	-2,985	-2,897	-3,016	-3,258	-3,412	-3,489	-3,213	-3,589	-3,698	-3,817	-3,374	-3,416	-3,905			
Gross operating income	*1,765*	*1,561*	*1,855*	*1,829*	*2,359*	*2,220*	*2,053*	*2,082*	*2,348*	*2,805*	*2,001*	*464*	*1,774*			
Net allocation to provisions	*-73*	*-115*	*-120*	*-140*	*-162*	*-152*	*-134*	*-231*	*-192*	*-186*	*-226*	*-301*	*-598*			
Operating income excluding net loss on unauthorised and concealed market activities	*1,692*	*1,446*	*1,735*	*1,689*	*2,197*	*2,068*	*1,919*	*1,851*	*2,156*	*2,619*	*1,775*	*163*	*1,176*			
Net loss on unauthorised and concealed market activities	0	0	0	0	0	0	0	0	0	0	0	*-4,911*	0			
Operating income including net loss on unauthorised and concealed market activities	1,692	1,446	1,735	1,689	2,197	2,068	1,919	1,851	2,156	2,619	1,775	*-4,748*	1,176			
Net income from other assets	*166*	*-1*	*0*	*-17*	*34*	*4*	*3*	*2*	*24*	*6*	*-3*	*13*	*606*			
Net income from companies accounted for by the equity method	*5*	*8*	*-4*	*10*	*10*	*3*	*8*	*-3*	*11*	*9*	*12*	*12*	*5*			
Impairment losses on goodwill	*0*	*-13*	*0*	*-10*	*0*	*0*	*0*	*-18*	*0*	*0*	*0*	*0*	*0*			
Income tax	*-507*	*-367*	*-483*	*-433*	*-637*	*-615*	*-518*	*-523*	*-613*	*-719*	*-484*	*1,534*	*-519*			
Net income before minority interests	*1,356*	*1,073*	*1,248*	*1,239*	*1,604*	*1,460*	*1,412*	*1,309*	*1,578*	*1,915*	*1,300*	*-3,189*	*1,268*			
o.w. minority interests	*137*	*121*	*126*	*130*	*145*	*146*	*143*	*130*	*147*	*171*	*177*	*162*	*172*			
Net income	*1,219*	*952*	*1,122*	*1,109*	*1,459*	*1,314*	*1,269*	*1,179*	*1,431*	*1,744*	*1,123*	*-3,351*	*1,096*			
Average allocated capital	15,771	16,412	17,083	17,759	18,437	19,454	20,482	22,054	23,268	23,727	24,324	23,413	25,436			
ROE after tax	30.8%	23.1%	26.1%	24.8%	31.5%	26.8%	24.6%	21.2%	24.4%	29.0%	18.0%	NM	16.5%			

(a): Reported data not restated for the accounting consequences of the fictitious operations recorded in 2007 on unauthorised and concealed market activities. The restated data appear in Appendix 3.

APPENDIX 2: METHODOLOGY

1- Reported 2007 historic quarterly results have been restated: corrections in respect of the fictitious operations recorded on unauthorised and concealed market activities uncovered in January 2008.

The quarterly results at March 31st 2007, June 30th 2007, September 30th 2007 and December 31st 2007, presented for comparative purposes, have been adjusted to restate the accounting consequences of the fictitious operations recorded in 2007 and 2008 on unauthorised and concealed market activities discovered in January 2008. This information is presented in Appendix 3. However, in order to provide more relevant information on the Group's performance, the figures in this document correspond to reported historic data. The comments are also based on these reported data.

2- The Group's results were approved by the Board of Directors on May 12th 2008

The financial information presented for Q1 2008 has been prepared in accordance with IFRS (International Financial Reporting Standards) as adopted in the European Union on March 31st 2008.

This financial information does not constitute summarised consolidated financial statements for an interim period, as defined by IAS 34 "Interim Financial Reporting". Societe Generale's Management intends to publish summarised interim consolidated financial statements for the interim situation at June 30th 2008.

3- Group ROE is calculated on the basis of average Group shareholders' equity under IFRS excluding (i) unrealised or deferred capital gains or losses booked directly under shareholders' equity excluding conversion reserves, (ii) deeply subordinated notes, (iii) undated subordinated notes recognized as shareholders' equity, and deducting (iv) interest to be paid to holders of deeply subordinated notes and of the restated, undated subordinated notes. The net income used to calculate ROE excludes interest, net of tax impact, to be paid to holders of deeply subordinated notes for the period and, as of 2006, to the holders of restated, undated subordinated notes (i.e. EUR 46 million in Q1 2008 and EUR 83 million in 2007 vs. EUR 11 million in Q1 2007).

4- Earnings per share is the ratio of (i) net income for the period after deduction (as of 2005) of the interest, net of tax, to be paid to holders of deeply subordinated notes (EUR 35 million in Q1 2008 and EUR 7 million in Q1 2007) and, as of 2006, the interest, net of tax, to be paid to holders of undated subordinated notes which were reclassified from debt to shareholders' equity (EUR 11 million in Q1 2008 vs. EUR 4 million in Q1 2007) and (ii) the average number of shares outstanding excluding treasury shares, but taking into account (a) trading shares held by the Group, and (b) shares held under the liquidity contract.

5- Net assets are comprised of Group shareholders' equity, excluding (i) deeply subordinated notes (EUR 2.42 billion), undated subordinated notes previously recognised as debt (EUR 0.83 billion) and (ii) interest to be paid to holders of deeply subordinated notes and undated subordinated notes, but reinstating the book value of trading shares held by the Group and shares held under the liquidity contract. The number of shares used to calculate book value per share is the number outstanding at March 31st 2008, excluding treasury shares but including (a) trading shares held by the Group and (b) shares held under the liquidity contract.

APPENDIX 3: FICTITIOUS OPERATIONS RECORDED ON UNAUTHORISED AND CONCEALED MARKET ACTIVITIES HAVE BEEN RESTATED

3.1 Comparative income statement at March 31st 2008

(in millions of euros)	Q1 07 Restated	Q1 08	Chge
GROUP			
Net banking income	6,046	5,679	-367
Operating expenses	-3,698	-3,905	-207
Gross operating income	*2,348*	*1,774*	*-574*
Net allocation to provisions	*-192*	*-598*	*-406*
Operating income excluding net gains or losses on unauthorised and concealed market activities	*2,156*	*1,176*	*-980*
Net loss on unauthorised and concealed market activities	-97	0	97
Operating income including net gains or losses on unauthorised and concealed market activities	2,059	1,176	-883
Net income from other assets	*24*	*606*	*582*
Net income from companies accounted for by the equity method	*11*	*5*	*-6*
Impairment losses on goodwill	*0*	*0*	*0*
Income tax	*-580*	*-519*	*61*
Net income before minority interests	*1,514*	*1,268*	*-246*
o.w. minority interests	*147*	*172*	*25*
Net income	*1,367*	*1,096*	*-271*
Average allocated capital	23,236	25,436	
ROE after tax	23.3%	16.5%	

3.2 Reported 2007 historic quarterly results have been restated for the fictitious operations recorded on unauthorised and concealed market activities

	2007							
(in millions of euros)	Q1		Q2		Q3		Q4	
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated
Corporate and Investment Banking								
Net banking income	1,947	1,947	2,077	2,077	1,159	1,159	-661	-661
Operating expenses	-1,081	-1,081	-1,112	-1,112	-743	-743	-489	-489
Gross operating income	*866*	*866*	*965*	*965*	*416*	*416*	*-1,150*	*-1,150*
Net allocation to provisions	29	29	31	31	-9	-9	5	5
Operating income excluding net gains or losses on unauthorised and concealed market activities	*895*	*895*	*996*	*996*	*407*	*407*	*-1,145*	*-1,145*
Net loss on unauthorised and concealed market activities	0	-97	0	-2,064	0	2,524	*-4,911*	-5,274
Operating income including net gains or losses on unauthorised and concealed market activities	*895*	*798*	*996*	*-1,068*	*407*	*2,931*	*-6,056*	*-6,419*
Net income from other assets	1	1	-1	-1	2	2	24	24
Net income from companies accounted for by the equity method	6	6	2	2	6	6	5	5
Impairment losses on goodwill	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Income tax	-233	-200	-274	428	-101	-959	2,109	2,232
Net income before minority interests	*669*	*605*	*723*	*-639*	*314*	*1,980*	*-3,918*	*-4,158*
o.w. minority interests	3	3	2	2	4	4	0	0
Net income	*666*	*602*	*721*	*-641*	*310*	*1,976*	*-3,918*	*-4,158*
Corporate Centre								
Net banking income	36	36	92	92	38	38	154	154
Operating expenses	-14	-14	-32	-32	-16	-16	-32	-32
Gross operating income	*22*	*22*	*60*	*60*	*22*	*22*	*122*	*122*
Net allocation to provisions	0	0	5	5	-1	-1	-17	-17
Operating income	*22*	*22*	*65*	*65*	*21*	*21*	*105*	*105*
Net loss on unauthorised and concealed market activities	0	0	4	4	-1	-1	-16	-16
Net income from companies accounted for by the equity method	-1	-1	-2	-2	-1	-1	-2	-2
Impairment losses on goodwill	0	0	0	0	0	0	0	0
Income tax	16	16	45	54	33	22	-211	-209
Net income before minority interests	*37*	*37*	*112*	*121*	*52*	*41*	*-124*	*-122*
o.w. minority interests	57	57	62	62	59	59	44	44
Net income	*-20*	*-20*	*50*	*59*	*-7*	*-18*	*-168*	*-166*
GROUP								
Net banking income	6,046	6,046	6,622	6,622	5,375	5,375	3,880	3,880
Operating expenses	-3,698	-3,698	-3,817	-3,817	-3,374	-3,374	-3,416	-3,416
Gross operating income	*2,348*	*2,348*	*2,805*	*2,805*	*2,001*	*2,001*	*464*	*464*
Net allocation to provisions	*-192*	*-192*	*-186*	*-186*	*-226*	*-226*	*-301*	*-301*
Operating income excluding net gains or losses on unauthorised and concealed market activities	*2,156*	*2,156*	*2,619*	*2,619*	*1,775*	*1,775*	*163*	*163*
Net loss on unauthorised and concealed market activities	0	-97	0	-2,064	0	2,524	*-4,911*	-5,274
Operating income including net gains or losses on unauthorised and concealed market activities	2,156	2,059	2,619	555	1,775	4,299	*-4,748*	-5,111
Net income from other assets	*24*	*24*	*6*	*6*	*-3*	*-3*	*13*	*13*
Net income from companies accounted for by the equity method	*11*	*11*	*9*	*9*	*12*	*12*	*12*	*12*
Impairment losses on goodwill	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Income tax	*-613*	*-580*	*-719*	*-8*	*-484*	*-1,353*	*1,534*	*1,659*
Net income before minority interests	*1,578*	*1,514*	*1,915*	*562*	*1,300*	*2,955*	*-3,189*	*-3,427*
o.w. minority interests	*147*	*147*	*171*	*171*	*177*	*177*	*162*	*162*
Net income	*1,431*	*1,367*	*1,744*	*391*	*1,123*	*2,778*	*-3,351*	*-3,589*
Average allocated capital	23,268	23,236	23,727	22,986	24,324	23,734	23,413	23,532
ROE after tax	24.4%	23.3%	29.0%	6.4%	18.0%	46.4%	NM	NM

APPENDIX 4: IMPACT OF NON-RECURRING ITEMS ON PRE-TAX PROFITS

	In EUR m
Corporate and Investment Banking	**-239**
Impact on NBI	**43**
Mark to Market value of CDS	743
Change in Societe Generale's own credit risk on financial liabilities	523
Write-down of unhedged CDOs	-350
Write-down of RMBS	-43
Write-down of monolines	-203
Write-down of European ABS sold by SGAM	-166
Loss and write-down of exotic credit derivatives	-417
Write-down of Non Investment Grade transactions in syndication	-44
Impact on net allocation to provisions	**-282**
Allocations to a few accounts	-282
Asset Management	**-274**
Impact on NBI	**-274**
Liquidity support provided to certain funds	-274
Corporate Centre	**602**
Impact on net income from other assets	**602**
Fimat capital gain	602
Group	**89**
Impact on NBI	**-231**
Impact on net allocation to provisions	**-282**
Impact on net income from other assets	**602**

SOCIETE GENERALE

Press Release

Paris, 12 May 2008

Appointments

Sylvie RUCAR, member of the Group Management Committee, has been appointed Chief Executive Officer of SG Global Investment Management and Services (GIMS), reporting to Philippe Collas, Chairman of GIMS and member of the Group Executive Committee.

Arnaud JACQUEMIN has been appointed Deputy Chief Financial Officer. He joins the Group Management Committee.

Sylvie RUCAR, a graduate of the Ecole Supérieure de Commerce de Paris (ESCP), joined Société Générale Group on 1 February 2008 as Deputy Director of the Finance and Development Department, after 29 years in PSA Peugeot Citroën Group. She had held the positions of Merger and Acquisitions Manager (1987-1992), Controlling and Financial Studies Director (1993-1998), International Finance Director (1998-2000), Group Treasurer (2000-2007) and then Financial and IT Director at PSA, a member of the PSA Executive Committee and CEO of PSA Finance.

Arnaud JACQUEMIN is a graduate of Ecole Polytechnique and Ecole Nationale des Ponts et Chaussées. He joined Société Générale Group in 1993. He spent 10 years in SG Corporate and Investment Banking both in France and the US, in particular in project finance and as head of Strategy. He joined the Finance and Development Division in 2003, as Deputy Head of Financial Management and, since November 2004, as Head of Financial Management of the Group.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 583 billion, Dec. 2007) and under management (EUR 434,6 billion, Dec. 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86

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SOCIETE GENERALE
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75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 729,088,551.25
552 120 222 RCS PARIS

SOCIETE
GENERALE

Press Release

Paris, 12 May 2008

Appointments

In line with its decision of April 17th , the Board of Directors confirmed the dissociation effective May 13th of the functions of Chairman and Chief Executive Officer, and appointed **Daniel Bouton** Chairman and **Frédéric Oudéa** Chief Executive Officer.

On Frédéric Oudéa's proposal, the Board confirmed **Didier Alix** and **Philippe Citerne** in their functions as Deputy Chief Executive Officers, and appointed **Séverin Cabannes** Deputy Chief Executive Officer.

- Didier Alix will be principally in charge of supervising the Group's retail banking in France and abroad (excluding the Rosbank project) and the specialized financial services businesses;
- Séverin Cabannes will be principally in charge of supervising the Resources, Risk and Financial divisions as well as the implementation of the Group's operating efficiency program;
- Philippe Citerne will be principally in charge of supervising Rosbank's integration as well as coordinating the Group's development in Russia, European payments and Global Investment Management & Services divisions.

Séverin Cabannes
Born in 1958, S Cabannes graduated from the École Polytechnique and the École Nationale Supérieure des Mines de Paris. In 1983, he joined Crédit National as financial analyst. From 1986 to 1997, he held several positions within Elf Atochem and was appointed Director of Strategy in 1995. In 1997, S Cabannes joined La Poste Group as Director of Strategy. In 1998, he was appointed Deputy Managing Director, Strategy & Finance, and member of La Poste Group's Executive Committee. In 2001, he joined Société Générale as CFO and member of the Management Committee. In 2002, S Cabannes joins Group Stéria as Deputy Managing Director and then CEO in 2003. Since January 2007, S Cabannes is Société Générale group Chief Administrative Officer and member of the Executive Committee.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 583 billion, Dec. 2007) and under management (EUR 434,6 billion, Dec. 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86

P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
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75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 729,088,551.25
552 120 222 RCS PARIS

SOCIETE GENERALE

Press Release

Paris, 9 May 2008

Appointment

Didier VALET has been appointed Group Chief Financial Officer, replacing Frédéric Oudéa. He joins the Group Executive Committee.

Didier VALET is a graduate of Ecole Polytechnique, ENSAE and SFAF. He worked for Banque Indosuez's research department for four years, specialising in the banking & insurance sector. In 1996, Didier joined Dresdner Kleinwort Benson as a research analyst covering the banking sector in France and the Benelux area. In 2000, he joined SG Corporate and Investment Banking as Head of the European Banking team in the Equity Research Department. In 2003 he was named Head of Investor Relations. Since March 2007, he was Head of Strategic Performance Management for Société Générale Group in the Finance and Development Division.

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86

P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 729,088,551.25
552 120 222 RCS PARIS

END